

12g3-2(b)

82-4642

QUARTERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

SUPPL

For quarter II of 2004

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director / V.F. Lyulin /

Date: August 12, 2004.



Chief Accountant / N.I. Popkov /

Date: August 12, 2004.



PROCESSED

MAY 2 3 2005

THOMSON FINANCIAL

Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: oaooep@sinn.ru

Internet web-site address, http://www.volgatelecom.ru/?id=312 where the information contained in this quarterly report is disclosed

Table of contents

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq. Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47; 34 30 55

Fax: (831 2) 30 67 68

E-mail address: **tn@sinn.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru/?id=312**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number ***1 – 01 – 00137 – A*** *of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number ***2 – 01 – 00137 – A*** *of November 14, 2003*

Type: ***bonds***

Series: ***BT - 1***

Face value: ***1 000 Rubles***

Method, procedure and period of placement:

Public subscription

From 21.02.2003 to 21.02.2003

The price of placement or the procedure of its determination: ***1 000 Rubles.***

Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:

Security kind: ***Guarantee***

The entity provided the guarantee:

Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***

Series: ***1-O -- 26-O; 1-C -- 6-C; 1-У -- 10-У***

Number of placed securities (are in circulation): ***1 186 258***

Total amount by face value (the securities are in circulation):

1 077 492 100 Rubles

Face value: *see item 8.3.2*

Method, procedure and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Terms and conditions of guarantee: *no guarantee*

Other information:

Series *1-O -- 26 O - bonds of Orenburg branch*

Series *1-C -- 6-C - bonds of Saratov branch*

Series *1-У -- 10-У - bonds of Ulyanovsk branch*

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**

Lyulin Vladimir Fedorovich, year of birth - 1938

Collegial executive body – **Management board:**

Vystorop Vasilyi Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alexeevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Petrov Mikhail Victorovich, year of birth - 1973
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Collegial management body – **the Board of directors**

Andreev Vladimir Alexandrovich, year of birth - 1951
Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Degtyarev Valeryi Victorovich, year of birth - 1957
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Lyulin Vladimir Fedorovich, year of birth - 1938
Romskyi Georgyi Alexeevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960
Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskyi Sergey Valerievich, year of birth - 1977
Yurchenko Evgenyi Valerievich, year of birth - 1968

1.2. Data on the issuer's bank accounts

See annex (page 198).

Data on the cash balances attached at the bank accounts:

As of July 01, 2004 OJSC "VolgaTelecom" has no cash balances attached at the bank accounts.

The data on the issue's accounts payable collected in the bank in card catalogue: as of July 01, 2004 the issuer is not involved in debts by the card catalogues in banks.

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Closed Joint Stock Company "Ernst&Young Vneshaudit"
Abbreviated brand name:
CJSC "Ernst&Young Vneshaudit"
Location:
RF, 105062, Moscow, Podsosenskiy per., 20/12, build.1-1A
Telephone: (095) 705-92-92
Fax: (095) 705-92-93

License for audit activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finance of January 17, 2003 № 9, the validity term is 5 (five) years..

The auditor is recommended by OJSC "VolgaTelecom" Board of directors and approved by the stockholders meeting.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2003 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors capable to affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided with the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor,
- there are no issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the first half year of 2004 the issuer did not involve the appraiser:

To determine the market cost of placed securities in circulation;

To determine the market cost of the fixed assets or real property assets; the reassessment of the property cost was not carried out during the specified period.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years: the reassessment of fixed assets in OJSC "Volga Telecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – was the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

II. Basic information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

Indicators of the issuer's financial-economic activity for the first half year of 2004:

Indicator name	Accounting treatment	The first half year of 2004
Net assets value	According to the procedure established by the Ministry of Finance of Russian Federation and by the Federal Commission for joint – stock companies	13 692 956 225 rubles
Ratio of raised funds sum to capital and reserves	(long-term liabilities for the end of the report period + short- term liabilities for the end of the report period) / Capital and reserves for the end of the report period x 100	76,9 %
Ratio of short-term liabilities sum to capital and reserves	Short-term liabilities for the end of the report period / Capital and reserves for the end of the report period x 100	46,7 %
Cover of payments for debts service	Net profit for the report period + depreciation deductions for the report period – Dividends) / (Liabilities subject to repayment in the report period + percents subject to payment in the report period)	0,29 per a ruble
Overdue debt level	Defaulted debt for the end of the report period / (Long-term liabilities for the end of the report period + Short-term liabilities for the end of the report period) x 100	2 %
Net assets turn- over	Proceeds from the sales of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / Net assets value	0,64 times
Accounts payable turn- over	Prime cost of sold goods, products, works, services without notice of business and management expenses / Accounts payable for the end of the report period	1,9 times
Accounts receivable turnover	Proceeds from the sale of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / (Accounts receivable for the end of the report period – The debt of participants (founders) in respect of contributions to the Charter capital for the end of the report period)	3,8 times
The share of income tax in the income before tax	Income tax / Income before tax	30 %

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years and the

Date of fiscal year accomplishment	Capitalization , US$ (registered ordinary shares)	Capitalization , US$ (registered preferred shares)	Total capitalization, US$
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172
30.06.2004	728 143 777	157 661 464	885 805 241

OJSC "VolgaTelecom" shares are allowed for circulation by two organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

The organizer of trading NCP Stock exchange "RTS" is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

Methods of defining market capitalization:

➢ Market capitalization on the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year there were less than 10 transactions made via the organizer of trading at securities market, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour

calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

The data on the accounts payable are presented as of July 01, 2004.

Accounts payable as of July 01, 2004.

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of July 01, 2004.	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	10129707	3157298	1079210	928989	327312	1746526	2890372
Accounts payable, total, including:	3323780	2061800	539243	368425	154312	119675	80325
to the suppliers and contractors	1495946	618054	299189	224391	154312	119675	80325
Bills payable	250000	250000	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	178583	178583	-	-	-	-	-
Debt to budget and extrabudgetary funds	439033	439033	-	-	-	-	-
Other accounts payable	960218	576130	240054	144034	-	-	-
Credits, total	3546085	11028	27321	171449	67000	1536324	1732963
Loans, total, including :	1545264	55723	159002	56928	106000	90527	1077084
Bonded loans	1000000	-	-	-	-	-	1000000
Other liabilities	1714578	1028747	353644	332187	-	-	-

There are no creditors whose share in the total amount of accounts payable is at least 10%.

2.3.2. The issuer's credit background.

As of 01.07.2004 there are no credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of OJSC "VolgaTelecom" net assets value.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

There are no guarantees in the form of pledge and surety, making more than 5 % of balance

sheet assets for the 2-nd quarter of 2004.

2.3.4. The issuer's other liabilities

As of 01.07.2004 there are no agreements, including time transactions not reflected in the accounting balance-sheet which are capable to influence considerably the financial situation, liquidity of the Company, sources of finance, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Interest rate paper bearer bonds of BT-1 series

State registration number of the securities issue: **4-43-00137-A**

State registration date of the issue: **January 24, 2003**

The number of securities of the issue: **1 000 000 pieces**

The amount of the issue of securities by the face value: **1 000 000 000 rubles.**

The basic goal of the emission is to raise the level of profitability of the Company.

The issuer realizes a number of large scale highly remunerative telecom projects aimed at the development of communication facilities of Volga Federal Region. The issuer develops cellular business using funds raised by means of the bonded loan. Besides, the funds raised by means of the bonded loan are invested in the development of interregional multi-service communication network, which is being created on the basis of already existing data transmission networks of the Company's regional branches.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,

Country and regional risks,

Financial risks,

Legal risks,

Risks related to the issuer's activity.

2.5.1. Industry risks

Competition level in the Russian market of telecommunication services grows steadily. Although the market of wire communication services is divided in whole between 11 interregional joint carrier operators, each of them being the monopolist in the sphere of traditional services in its region, the toughening of competition with alternative operators in the sphere of value-added services and of long-distance communication is observed.

There is a risk of decrease in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers affiliated to OJSC "VolgaTelecom".

The weakening of market positions of services of fixed telephone communication is observed because of the growth of the cellular communication market.

The state regulation of telecom industry brings risks and indefiniteness, connected to the change of tariffs and the reduction of amounts of cross-subsidy, which are uniform for all interregional companies, into the Company's activity. There is a certain risk of slowing of growth rates of local communication tariffs in the period 2003-2004.

The deterioration of the situation in the industry and of the company's market positions may be also provoked by the following economic factors:

- The ruble devaluation rates exceeding the tariff growth rate;
- Economic risks proper to the whole Russian Federation, including the level of macroeconomic instability in the country, the existence of possibility of modifications in the legislation which may result in the reduction of the Company's income or in the toughening of the procedure of taxation of yield.

In the case of negative development of the situation in the country and in the country's economy, the Company plans:

- to optimize the structure of expenses of production;
- to review the Company's investment program;
- to make corrections in the Company's pricing and marketing policy;
- to change the structure of rendered services for the purpose of profit maximization.

Upon the whole, the influence of industry risks on the Company's activity is considered as minimal, as after the affiliation OJSC "VolgaTelecom" got the opportunity to use uniform infrastructure and facilities within the limits of Volga Federal District. This allows to render the maxim wide range of communication services to the customers, and also to optimally develop interregional communication networks for the reduction of prime cost and rising of profitability of services.

2.5.2. Country and regional risks

At present in the region the process of creation of vertically and horizontally integrated holdings, of reorganization of companies, is going on, which may result in the future in the growth of efficiency of the regional business sector, and as consequence, in the growth of investments into the economy of Volga Federal District. In the Company's opinion, the economic situation in the region and relations with authorities of the Russian Federation subjects and with local authorities are developing positively, which influences favorably the activity of the interregional company and its capacity to fulfill its obligations.

In future, the reasons of destabilization may be:

1) Interference of state regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Reduction of financing by regional authorities of programs of telephonization of appropriate regions.

Besides, the territory of the Volga Federal District has high environment risks due to geographic peculiarities of the region. At the same time, OJSC "VolgaTelecom" has long-term experience of successful operative liquidation of consequences of influence of disasters on the Company's communication network infrastructure and facilities. OJSC "VolgaTelecom" cooperates closely with Federal and regional bodies of RF EMERCOM, and in case of emergency conditions obtains considerable governmental support. In addition, the Interregional Company effects regularly preventive treatment aimed to avoid and minimize the influence of consequences of unfavorable environmental conditions on the effectiveness of economic activity.

2.5.3. Financial risks

Currency risk.

As of July 01, 2004 the share of contracts concluded by the issuer with suppliers and contractors in foreign currency is insignificant and it has the tendency for reducing. That is why it is possible to state that the issuer's exposure to risks, related to the change of the foreign exchange rate is minimal.

Interest-rate risk.

During the second quarter of the current year in the Company's debt portfolio all bank credits had fixed rate of interest; besides, after the reduction of refinancing rate of the Russian Central Bank up to 13% annually beginning from 15.06.2004 for valid and newly concluded credit contracts, the rate of interest was also reduced. The interest risk for the specified reasons is insignificant.

Inflation peril.

According to the forecast of the Government of Russian Federation in 2004 the inflation rates will continue to decrease and amount to not more than 10 % a year.

As in the process of reasonable inflation the prices for commodities and materials tend to grow, the rated value of the Company's financial needs for these purposes also grows. The Company conducts contract policy of deferment of payments for the purpose of reducing the real price of inventories by means of reducing the share of advance payments for the supplies and the increase in installment for the further payments.

So, the inflation peril is minimal.

2.5.4. Legal risks

The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

- Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;
- Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;
- Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;
- Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;
- The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;
- Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

Statutory-legal base in relation to property and securities is permanently in the course of development, which is why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

- Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;
- Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;
- Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;
- Changes of the rules of customs control and duties, of requirements to licensing the issuer's core activity, of judicial practice on the issues related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also the results of current trials in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The trials in which the issuer is involved and also the occurrence of the issuer's potential liability under the debts of third parties, including the issuer's associated companies are insignificant.

Some kinds of activity the list of which is defined by federal laws are carried out by the issuer on the basis of special permission (license). There are no hindrances to the extension of the validity term of the issuer's license for the execution of special kind of activity that is why there are no risks related to the conducting by the issuer of activity without special permission.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name of the issuer

Full and abbreviated brand name of the issuer:

Открытое акционерное общество «ВолгаТелеком»

Open Joint Stock Company «VolgaTelecom»

ОАО «ВолгаТелеком»

OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is valid on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsviyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for

companies" and the regulation of government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".

12.08.1996

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsviyazinform"

The name was introduced to reconcile it with RF Civil Code and federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of stockholders general meeting of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

The issuer's major state registration number: ***1025203014781***

The issuer's state registration date: ***01.08.2002***

Name of the state registration body:

Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossviyazinform" there was registered joint stock company of open type (JSCOT) "Sviyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsviyazinform". Thus, the issuer has been operating for 10 years and 6,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsviyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsviyazinform" since 1996 has started to provide Internet access services. In addition, OJSC "Nizhegorodsviyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsviyazinform" shares entered Russia's market of securities. In 1997

exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsviyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, long distance and international telephone communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsviyazinform", by affiliating 10 enterprises of communication of Povolzhie, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of Povolzhie into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to corresponding regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company covers by its network the territory of 665 thousand square meters and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, long distance and international telephone communication, recording communication, radio broadcasting, etc. in eleven regions of Povolzhskyi federal district.

The company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Telephone number: ***(8312) 33 20 47***

Fax number: ***(8312) 30 67 68***

E-mail address: ***tn@sinn.ru***

Web-site address: **http://www.volgatelecom.ru/?id=312**

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Telephone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***sokolovdn@sinn.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***
Location: ***Drelevsky str., 43/1 Kirov, 601000***
Mail address: ***Drelevsky str., 43/1 Kirov, 601000***
CEO: ***Popovskyi Valery Petrovich***
Date of establishment: *27.11.2001*
PA validity term: ***31.03.2005***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
CEO: ***Lyulin Vladimir Fedorovich***
Date of establishment: ***24.10.2002***
PA validity term: ***31.12.2004***

Name: ***Orenburg branch***
Location: ***Volodarsky str., 11, Orenburg, 460000***
Mail address: ***Volodarsky str., 11, Orenburg, 460000***
CEO: ***Pilipteev Viyacheslav Ivanovich***
Date of establishment: ***27.11.2001.***
PA validity term: ***31.03.2005.***

Name: ***Penza branch***
Location: ***Kuprin str., 1/3, Penza, 440606***
Mail address: ***Kuprin str., 1/3, Penza, 440606***
CEO: *Nazarov Victor Markovich*
Date of establishment: ***27.11.2001***
PA validity term***: 31.03.2005.***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: *27.11.2001*
PA validity term: ***31.03.2005.***

Name: ***Saratov branch***
Location: ***Kiselev str., 40, Saratov, 410012***
Mail address: ***Kiselev str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: *27.11.2001*
PA validity term: ***31.03.2005.***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Maryi El***

Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Semenov Yuri Naumovich (acting as the deputy to the General Director – the director of branch in the Republic of Maryi El)***
Date of establishment: ***27.11.2001.***
PA validity term: ***31.12.2004.***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Chuvashiya***
Location: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership.

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in recording communication area
64.20.21 Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22 Activity in transmission (broadcasting) and distribution of radio programs area
64.20.3. Other activity in communication area

3.2.2. The issuer's core economic activity

The issuer's core economic activity:
Rendering telecommunication services.

Name of indexes	Measure unit	2003	As of 01.04.04	As of 01.07.04
Growth rate of income of [illegible]	%	134,5	139,4	139,8

period of the previous year				
Share of income of local communication services in the structure of gross income	%	*44*	*43,1*	*43,2*
Share of income of long-distance and international communication in the structure of gross income	%	*40*	*39*	*39,2*
Share of income of rendering value-added communication services in the structure of gross income	%.	*4,3*	*4,8*	*5*
The growth rate of proceeds from the sale of goods, works, services (vs. the relevant period of the previous year)	%	**133,8**	**138,7**	**139,1**

Information on the change of amount of the issuer's income of the core economic activity by 10 and more percent as compared to the previous report period and the reasons for such changes:

There were no such changes in the report quarter.

Information on the seasonal nature of the issuer's core economic activity

Seasonal fluctuations are insignificant and do not influence considerably the Company's activity. The period in which the seasonable fluctuation mainly becomes apparent is summer, which is explained by summer business decline and by the holiday season.

3.2.3. Major types of products (works, services)

The major types of products of OJSC "VolgaTelecom" making more than 10 % from the total amount are the services of local and long-distance telephone communication. The indexes of sales of the specified services are presented in the following table:

Major types of products (works, services), which ensure more than 10 % of the volume of sales.

Index name	6 months of 2004	Services sales pattern
Providing long-distance and international telephone calls		Direct sales
Calls, thousand minutes	1 133 122	
The price of the service per 1 minute, rubles	2,90	
Growth index, %	0,3	
Volume of proceeds, thousand rubles	3 784 705	
Share in the total volume of the proceeds, %	43,4	
Providing local telephone connection		Direct sales
Number of telephone [illegible]	4 320 680	

Price for the service per a month, rubles	102,1	
Growth index, %	-4,1	
Volume of proceeds, thousand rubles	3 661 226	
Share in the total volume of the proceeds, %	42,0	

In the second quarter the communication services tariffs were not changed. As compared to the first quarter of the current year the average cost of long-distance and international call remained almost at the same level – the growth index is 0,3%.

In relation to the local telephone communication, there was a reduction of cost of connection by 4,1% due to the adoption of a new law "On telecommunication" and continuing choice by the subscribers of a more profitable system of payment for services: time-based payment or subscriber fee.

Structure of costs connected with production and sales of products (works, services)

Elementwise costs	Line code	1-st half year of 2004		
		TOTAL	including: Local communication	including: Long-distance and international communication
1	2	3	4	5
Raw materials and supplies, %	1	5,44%	6,90	3,55
The works and services of production nature, executed by outside organizations , %	2	24,07%	9,53	48,00
Fuel, %	3	1,36%	1,40	0,70
Energy, %	4	2,03%	2,61	1,28
Wage costs, %	5	32,89%	37,40	23,98
Rental, %	6	0,89%	1,12	0,50
Benefits-related deduction, %	7	11,36%	12,99	8,15
Fixed assets depreciation, %	8	15,54%	23,15	9,09
Taxes included into the prime cost of the products , %	9	0,43%	0,20	0,14
Other expenses, %	10	5,98%	4,70	4,61
TOTAL: the costs connected with production and sales of products (prime cost), %	11	100,00%	100,00	100,00
Proceeds from the sales of products, %	12	100,00%	42,0	43,4

3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total scope of supplies.

Refer to appendices (page 198)

3.2.5. The issuer's products (works, services) sales markets

General information on the markets where the issuer conducts its activity:

The territory of Volga Federal District of Russian federation (except for republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The basic markets of OJSC "VolgaTelecom":

1. The market of local and intrazonal telephone communication.

3. The market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).
4. The market of wireless and cellular communication.
5. Other services (wire audio broadcasting, recording communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services provided by OJSC "VolgaTelecom" are:

- Citizens
- Business (large, medium and small)
- Budgetary organizations

Among negative factors which may influence the sale of OJSC "VolgaTelecom" production, there are:

- Fast growth of the level of penetration of cellular communication services;
- Toughening of competition among providers of Internet network;
- Expected sharpening of competitive struggle in the sphere of new technologies and services, with due account for the high level of potential competition.

The issuer's actions in the case if negative factors arise.

The Company's management effects regular monitoring and control over the change of a number of important indexes, defining the efficiency of the Company's activity in the sphere of economic, financial, technical and marketing policy, for the purpose of forecasting and operative reaction to the occurring or increasing influence of different negative factors. Strategic and medium term plans of the Company's development are elaborated in the frame of pessimistic developments, which provides the Company's activity with additional factor of safety in the case if crisis situation arises. Every year the correction of forecast of economic development and marketing strategy is effected by the results of work for the previous period and of analysis of change of the Company's activity conditions.

3.2.6. Activity practice in relation to circulating capital and inventories.

Inventory turnover ratio and the method of calculation are presented as of July 01, 2004:

Name of ratio	Method of calculation	As of 01.07.04
Inventory turnover ratio, times*	Calculated as the ratio of prime cost of sold goods, works, services (line 020 of form 2) to average amount of inventories (1/2 (line210 as of the beginning of the year + line 210 as of the end of the year)	8,7
Duration of inventories turnover, days **	Calculated as the ratio of duration of the analyzed period to the Inventory turnover ratio	20,7

** - describes the number of turnovers that the inventories may perform during the analyzed period*
*** - the specified ratio describes the duration of a cycle (the number of days) during which inventories transform into cash.*

The analysis of change of turnover of the issuer's resources invested in inventories, allows for defining reserves for reducing the need in current assets by means of optimization of inventories. It is considered to be normal when the inventory turnover ratio (in times) increases, and the duration of inventories turnover (in days) decreases.

As of July 01, 2004 the Inventory turnover ratio amounted to 8,7, and the duration of inventories turnover - 20,7 days.

For the first half year of the current year the Company's inventories grew by 422 476 thousand rubles or by 81,2%, this was mainly caused by the increase in the cable product inventory and other assets.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

The company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. The number of alternative operators is the biggest in the sphere of rendering local and long-distance telephone communication services and Internet services. These oblasts are the most attractive for competitors and exactly at these territories OJSC "VolgaTelecom" should defend its market positions first of all. Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it), CJSC "Company TransTeleCom", LLC "Global One". The main threat is from these well known companies, which conduct aggressive marketing policy, develop most modern telecommunication technologies, use flexible tariff policy (with individual approach to every customer), have a large number of sales staff and clear incentive system of employees motivation.

In spite of high competition level, OJSC "VolgaTelecom" holds large market share in respect of traditional communication services- of local, long-distance and international telephone communication, the total market share by the results of the period amounted to 85,3 %.

The share of OJSC "VolgaTelecom" in the Volga Federal District telecommunication market by the results of the period in respect of telecommunication services amounted to:

- 87,3 % - local communication services and providing access to the public telephone network,
- 89,9 % - long distance and international communication,
- 60 % - data transfer services.

In the telecommunication markets of the regions where the Company conducts its activity there is considerable unsatisfied demand for value- added services: VPN, ISDN, dedicated lines, broadband access, IP-telephony, access to the Internet. In the years coming the increase in value-added services market capacity is expected, because of which OJSC "VolgaTelecom" establishes the following activity priorities in the specified market segment:

- further implementation of new technologies and services, corresponding to the market development trends, and also to the actual users need;
- increase in the level of value-added services competitiveness, including in the sphere of service maintenance, quality and tariff policy;
- further development of uniform data transfer networks (multiservice networks) in the framework of Volga Federal District ;
- introduction of universal cards for payment for communication services in all regions of the Company's activity.
- elaboration of special tariffs and providing "packaged services", including with traditional telecommunication services.

One of the priorities in the sphere of services is further development of prepayment cards system for the telecommunication services: Internet-cards, service telephone cards, IP-telephony cards, pay telephone cards.

Major competitive advantages of alternative operators.

***In local communication segment*:**

2. Construction of their networks on the basis of digital switches.
3. Individual approach to every customer.
4. Higher quality of customer servicing.

In long distance and international communication segment:
1. Prompt reaction to market situation change.
2. Flexibility in relations with customers.

In Internet services segment:
1. Higher servicing quality.
2. Individual tariffs for every subscriber.
3. Individual approach to servicing every subscriber.
4. Prompt reaction to market situation change.
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Quality of rendering services
- Consumer properties of services
- Ability to form packages of integrated services.

3.2.9. Data on the availability of licenses with the issuer

See appendices (page 198)

Forecast as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address – Russian Federation Ministry for communication and informatization. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry for the press, TV-radio broadcasting and mass communication tools.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address,.

3.2.10. The issuer's joint activity

Information on OJSC "VolgaTelecom" joint activity with affiliated companies

for the second quarter of 2004

Name of the affiliated company	Investment in the charter capital, thousand rubles	Share in the charter capital , %	Purpose of investment	Dividend in the 2 quarter of 2004, thousand rubles
LLC “Izhcom”	600	100	Obtaining profit	287,6

The issuer did not sign joint activity agreements with affiliated companies.

3.2.13. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC “VolgaTelecom” (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee’s technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC “Rostelecom” – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee’s communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee’s network users or are the users of the network having connection only to the licensee’s network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber’s section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;
On the territory of the Republic of Mordoviya – at least 640 payphones;
On the territory of the Republic of Udmurtiya – at least 2064 payphones;
On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only on the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting audio programs over the wire broadcast network on the territory of the following

Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.

Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00…457,4 MHz/463,0…467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara of Samara oblast; Yoshkar-Ola of the Republic of Maryi El; Orenburg of Orenburg oblast; Cheboksary of Chuvash Republic; Nizhny Novgorod of Nizhny Novgorod oblast; Saratov of Saratov oblast; Saransk of the Republic of Mordoviya, Kirov of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area. The license is issued for a new term, if the application on the extension of the license validity term is timely submitted and if all requirements defined in the annex to the license are met

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent under the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

(For frequencies, see appendices on page 198. Permissions for using radio electronic equipment by OJSC "VolgaTelecom").

b) Communication networks

In local telephone communication network OJSC "VolgaTelecom" operates 5 884 telephone exchanges, their total installed capacity is 4 462 341 numbers (including at city's telephone networks – 3 740 068 numbers, at rural telephone networks – 722 273 numbers). Out of them 4 120 968 numbers are in operation (including at city's telephone networks – 3 488 322 numbers, at rural telephone networks – 632 664 numbers).

10,5 % of the network telephone exchanges are electronic, their installed capacity is 48,2 % of the total installed capacity of the network (including at city's telephone network – 54,9 %, at rural telephone network – 14,2 %).

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 12 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 62 709 channels. The installed capacity of electronic automatic trunk exchanges is 48 121 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 11 564 channels.

Total operated capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 49 524 channels, including the capacity of electronic exchanges – 39 089 channels, of quasi-electronic – 1616 channels, of automatic zonal telephone communication equipment – 8 819 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 4 084 902 units (including in city's telephone network – 3 437 175 sets, in rural telephone network – 647 727 sets), out of them 3 515 222 sets are residential ones (including, in city's telephone network – 2 966 165 sets, in rural telephone network – 549 057 sets).

For the first half year of 2004 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 1 133 122 thousand minutes, including international – 40 231 thousand minutes

3.4. The plans of the issuer's future activity

OJSC "VolgaTelecom" strategic goal is to strengthen by 2006 the Company's leading positions at the Volga Federal District market and to hold the market share at the level not lower than 50%. It is planned to increase sales by 56% compared to 2003 and increase the proceeds from telecommunication services up to 758,5 million dollars, and the gross profit- up to 772,9 million dollars. Average annual growth rate of income in 2003-2006 will amount to 24%.

One of priority trends of OJSC "VolgaTelecom" activity as related to the increase in profit, raising the effectiveness of activity and stabilization of financial situation, is the gain of basic telephone sets. The Company conducts active activity connected with the network development, increase in the network capacity.

As regards the income growth rates, budgeted revenue structure profile, the priority belongs to value-added telecommunication services. Volga Federal District telecommunication services market is defined by low level of penetration of value-added telecommunication services (intelligent network services, broadband access services and others), the tariffs for which are not subject to state regulation. The main goal of OJSC "VolgaTelecom" in 2004-05- is strengthening positions at the market of perspective and highly profitable services and maximum possible increase in the value added services income share in the total Company's income structure for the purpose of rising of total level of profitability.

Interregional multi-service data transfer network should become a serious competitive advantage of the Company (the first phase of its construction in Nizhny Novgorod oblast is completed). The construction of inter-regional multi-service network of OJSC "VolgaTelecom" would allow to create virtual networks of large corporate customers in Povolzhie, and also to solve corporate tasks for information exchange between OJSC "VolgaTelecom" branches.

The other important trend of the company's activity is further promotion of intelligent network services. The major task of an intelligent network is to provide the customer with the opportunity of getting any service, and the operator –with the capability to deliver this service, to calculate it and define the tariff. The demand for these services is quickly growing, as Russia's advertising market is developing and the number of communicative channels is increasing

The company's management plans include organization of Call-centers or Calls Processing Centers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in call-center services.

The main strategic trends of OJSC "VolgaTelecom" development in the medium term outlook are the following:

- satisfying solvent demand for basic services by means of raising of using network telephone capacity;
- establishment of uniform centers of payment and services;
- large-scale development of centers of providing the Internet, connection of regional data transfer networks to the Internet;
- implementation of intelligent network services;
- performance of corporate clients' service, creation of range of services optimum for them.

The long- term strategic trends of OJSC "VolgaTelecom" development are the following:
- creation of modern telecommunication system, including debugged digital telecommunication network, equipped with digital automatic switching centers, digital transfer systems, fiber-optic telecommunication lines;
- universal implementation of new technologies: ISDN, IP-telephony, ATM, xDSL;
- integration of telecommunication infrastructure and management with international informational and switching systems;
- raising the quality of rendered services;
- optimization of the list of rendered services, with the purpose of increasing the share of the most progressive kinds of them;
- maximization of profitability of the Company's activity;
- optimum tariff policy in view of meeting the interests of the Company's shareholders and the entire Company;
- strict control over expenses level;
- conducting active marketing policy;
- raising the quality of corporate governance.

The change of the Company's profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for providing communication services and the approved charter of the Company.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of Povolzhskyi region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000
"Teleinfo" – Povolzhskaya Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of operators of federal cellular network NMT-450	Associated member	Promotion of creation and development of federal cellular communication network NMT-450	Since 2003
Association of operators of business servicing federal network "ISKRA"	The association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and entrepreneurs	The association member	Development and implementation of socially important	Since 1997

3.6. The issuer's affiliated and dependent companies.

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate and/or dependent in relation to OJSC "Volga Telecom"»	The amount of participation share of OJSC "VolgaTelecom"		The amount of the company's participation share		Core activity type	The company's importance for OJSC "Volga Telecom" activity
		In the company's charter capital	From ordinary shares	In OJSC "Volga Telecom" charter capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the charter capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Limited Liability Company "Udmurtskie Cellular Networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str., 206	Prevailing participation in the charter capital	100	-	-	-	Cellular communication services provision	
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	
Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	

Limited liability company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	Prevailing participation in the charter capital	100	-	-	-	Data transfer network services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	91	-	-	-	Services of paging communication	
Open Joint Stock company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	OJSC "Volga Telecom" holds over 20% of the company's voting shares	73,6	73,6	-	-	The Internet services, data transmission network services	
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola, Sovietskaya, str., 138	Prevailing participation in the charter capital	61	61	-	-	Radio broadcasting services	
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision	
Limited Liability Company Private security company "ROS" (LLC PSC "ROS"), Penza, Dzerzhinsky str., 30	Prevailing participation in the charter capital	60	-	-	-	Security activity	

Limited Liability Company “Vyatskaya cellular communication” (LLC “VCC”), Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	51	-	-	-	Cellular communication services provision	
Limited Liability Company “Radio Resonance” (LLC “Radio Resonance”), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the charter capital	51	-	-	-	Radio broadcasting services	
Closed Joint Stock Company “Orenburg-GSM” (CJSC “Orenburg-GSM”), Orenburg, Volodarskogo str., 11	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision	
Closed Joint Stock Company “Ulyanovsk-GSM” (CJSC “Ulyanovsk-GSM”), Ulyanovsk, L.Tolstoy str., 60	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision	
Open Joint Stock Company “TATINCOM-T” (OJSC “TATINCOM-T”), Kazan, Lomzhinskaya str., 20A	Prevailing participation in the charter capital	50 % + 1 share	50 % + 1 share			Cellular communication services provision	
Closed Joint Stock Company “Public telephone Saratov” (CJSC “PTS”), Saratov, Kiselev str., 40	OJSC “Volga Telecom” holds over 20% of the company’s voting	50%+1 preferred share	50	-	-	Wireless communication services	

Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services	
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision	
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services	
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	OJSC "Volga Telecom" holds over 20% of the company's voting shares	49	49			Cellular communication services provision	
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk, Lenin str., 6.	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,027577		Banking activity	

Closed Joint Stock Company "Nizhegorodtele service" (CJSC "Nizhegorodtele service"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Local telephone communication services	
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services	
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	

Closed Joint Stock Company “Samara-Telecom” (CJSC “Samara-Telecom”), Samara, Polevaya str., 43	OJSC “Volga Telecom” holds over 20% of the company’s voting shares	27,8	27,8	-	-	Local telephone communication services	
Closed Joint Stock Company “Erickson communication” (CJSC “Erickson communication”), Nizhny Novgorod, Gagarin aven., 37	OJSC “Volga Telecom” holds over 20% of the company’s voting shares	24	24	-	-	Export-import operations, consulting and services	
Limited Liability Company “Agrocompany “Reanta” (LLC “Agrocompany “Reanta”), Yoshkar-Ola, Chavaina blvd., 11 a	OJSC “Volga Telecom” has over 20% of the company’s charter capital	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer’s fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer’s fixed assets

3.7.1. Fixed assets

№	Name of groups of fixed assets	Initial cost	Accumulated depreciation
1.	Land plots	5 152 404	-
2.	Buildings	3 320 830 636	775 787 390
3.	Constructions and transfer mechanisms	8 975 901 905	4 405 904 067
4.	Machinery and equipment	13 480 116 396	6 144 336 593
5.	Transportation	408 865 316	270 319 105
6.	Computer machines and office appliances	799 354 067	379 866 976
7.	Housing stock	74 734 060	-
8.	Others	241 106 822	144 667 763
TOTAL, rubles:		**27 306 061 606**	**12 120 881 894**

№	Name of groups of fixed assets	Full value before revaluation	Depreciated book value (net of depreciation) before revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of depreciation) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		2 214 675	1 330 302		3 901 594	2 202 282

Fixed assets in OJSC 'VolgaTelecom" were revaluated by the independent appraiser LLC "Audit-Appraisal", operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

OJSC "VolgaTelecom" has no plans for acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the value of all fixed assets.

Facts of charge of fixed assets (fixed assets in pawn) as of June 30, 2004:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	The purpose of pledge	Date of beginning of pledge	The contract validity term
№ 2 of 14.06.2002	45 150 419	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 177 of 21.07.2003	18 220 441	credit	21.07.2003	25.07.2004
№ 187 of 30.07.2003	41 524 860	credit	30.07.2003	03.08.2003
№ 1316 of 17.09.2002	23 129 029	credit	17.09.2002	17.09.2004
№ 1385 of 30.10.2002	34 034 139	credit	30.10.2002	30.09.2004
№ 144/1 of 17.09.2002	55 642 892	credit	17.09.2002	15.09.2004
№ 190 of 08.08.2003	29 252 988	credit	08.08.2003	12.08.2004
№ 191 of 12.08.2003	47 583 658	credit	12.08.2003	10.02.2005
№ 195 of 19.08.2003	58 852 065	credit	19.08.2003	16.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.2001	20.03.2005
№ 74 of 05.06.02	116 454 161	credit	05.06.2002	13.07.2005
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	to 2008
№ unnumbered of	21 366 568	credit	26.05.2003	01.05.2006

26.05.2003				
№ 176/373-03 of 21.07.2003	27 965 000	credit	21.07.2003	25.07.2004
№ 197 of 26.08.2003	58 634 654	credit	26.08.2003	23.02.2005
№ 201 of 28.08.2003	52 341 792	credit	28.08.2003	25.02.2005
№ 204 of 01.09.2003	73 319 878	credit	01.09.2003	01.09.2006
№ 226 of 16.09.2003	51 562 795	credit	16.09.2003	16.03.2005
№ 235 of 23.09.2003	54 395 911	credit	23.09.2003	23.03.2005
№ 060/349 of 27.11.2003	240 033 511	credit	27.11.2003	27.11.2004
№ 306 of 20.11.03	59 960 968	credit	20.11.2003	20.05.2005
№ 326 of 15.12.2003	63 845 552	credit	15.12.2003	14.06.2005
№ 332 of 19.12.2003	63 360 314	credit	19.12.2003	18.06.2005
№ 260 of 10.10.2003	59 162 628	credit	10.10.2003	09.04.2005
№ 279 of 27.10.2003	53 040 748	credit	27.10.2003	26.04.2005
№ 344 of 29.12.2003	68 868 554	credit	29.12.2003	29.12.2005
№ 51 of 27.02.2004	41 090 195	credit	27.02.2004	01.03.2006
№ 23 of 30.01.2004	69 217 049	credit	30.01.2004	30.01.2006
№ 63 of 16.03.2004	250 042 353	credit	16.03.2004	16.03.2006
№ 82 of 05.04.2004	68 850 068	credit	05.04.2004	05.10.2005
№ 37 of 09.02.2004	836 126 301	credit	09.02.2004	01.02.2006
№ 93 of 14.04.2004	73 850 963	credit	14.04.2004	13.10.2005
№ 109 of 28.04.2004	43 199 428	credit	28.04.2004	25.10.2005
№ 111 of 27.04.2004	66 128 385	credit	27.04.2004	26.10.2005
№ 123 of 06.05.2004	45 186 729	credit	06.05.2004	11.05.2005
№ 152 of 09.06.2004	445 636 294	credit	09.06.2004	09.06.2009
№ 26/07-30 of 21.04.2004	335 950 347	credit	21.04.2004	20.10.2005
TOTAL, rubles:	**4 595 799 057**			

3.7.2. The cost of the issuer's real property assets

The cost of the real property assets is 1 564 053 192 rubles.
The assessment of real property assets was not effected in the last 12 months.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes defining the profitability and red ink of the issuer for the first half year of 2004

Index name	6 months of 2004	Change as compared to the 1-st quarter of 2004, %
Proceeds, thousands rubles	8 722 605	200,8
Gross profit, thousand rubles	2 384 959	193,1
Net profit , thousands rubles	968 895	187,7
Efficiency of labor, rubles/persons	176 457	202,4
Yield of capital investment, %	57,8	28,7 points
Return on assets, %	4,3	1,9 points
Return on equity, %	7,3	3,4 points
Profitability of products (sales) , %	27,3	- 1,1 points
Uncovered loss sum as of the report date, rubles	n/a	n/a
Ratio of uncovered loss as of the report date to the balance-sheet total	x	x

*The index "efficiency of labor" is calculated by the method applied in budgeting: proceeds/staff on the payroll, including employees working by civil contracts and dual job holders.

The data presented in the table show the stable growth of proceeds and profit.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works, services and of profit (losses) of the issuer from the core activity.

The issuer, while rendering telecommunication services, obtains the main part of the profit from the following sources:

- development of telecommunication facilities;
- the increase in the change of outgoing long-distance calls;

- widening of the range of telecommunications services rendered, including intensive development of value-added telecom services;

- change of tariff policy.

For the first half-year the increase of basic telephone sets amounted to 118,5 thousands numbers. The income obtained by the Company from providing access to the telephone network, amounted to 692,4 million rubles. It remains considerable source of the Company's income, making 19% of city's and rural telephone network services income or 8,2% of telecommunication services income.

Holding and increasing the dynamics of the Company's network development affected the level of income obtained from long-distance and international traffic. The Company's income in this industry amount to 3 785 million rubles. Long-distance and international traffic grew by 121,8%, which in the conditions of dynamic long-distance communication services market, where the number of seller is growing, is not a bad result. Due to long distance services the gain of income is assured in the amount of 27,2% .

Progressive development of telecommunication services, rendered by means of new technologies, allowed to obtain income of value-added services in the amount of 426,5 million rubles.

4.2. The issuer's liquidity

The indexes describing the issuer's liquidity as of July 01, 2004, are presented in the table:

Thousand rubles

Index name	As of 01.07.2004
Own floating funds, thousand rubles	-5 902 883
Leverage ratio	0,74
Ratio of own funds autonomy	0,57
Economic security of inventory with own floating funds	-6,3
Permanent asset index	1,43
Current liquidity ratio	0,7
Fast liquidity ratio	0,43

** For the calculation of indexes the methods recommended by Russia's FCSM were used.*

In the first half year of 2004 the issuer's capital investments were financed by means of borrowed funds, as active investment activity assumes sharp increase in using borrowed funds, and correspondingly, the change of index of own floating funds.

It is necessary to point out considerable cheapening of borrowed funds cost for the analyzed period, which permits to use them more in the Company's money turnover.

The level of own floating funds index is not negative fact for the Company, as the main goal of the issuer's financial policy in the specified period is the development of telecommunication facilities of Povolzhie. One of the main sources of the Company's investment activity is borrowed funds.

As of 01.07.2004 the leverage ration doesn't exceed 80%, which corresponds to the norm and shows the issuer's high financial stability.

The issuer's investment activity financing by means of borrowed funds is 74%.

The ratio of own funds autonomy for the considered period is also within the limits of norms. As of 07.2004 the share of own c capital in the assets amounted to 57%.

The permanent asset index in the first half year of the current year is more than 1, as for the specified period the issuer's own funds were insufficient to cover capital investments.

As of 01.07.2004 the current liquidity ratio amounted to 0, 7, and the fast liquidity ratio – 0,43.

4.3. The size, structure and adequacy of the issuer's capital and floating funds.

4.3.1. The size and the structure of the issuer's capital and floating funds

According to the accounting statement for the last five accomplished fiscal years, the structure and the size of OJSC "VolgaTelecom" capital are the following:

	As of 01.07.2004
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	4 045 239
Undistributed profit	7 720 702
Capital, total (thousand rubles):	**13 487 694**

For the last 5 fiscal years:	As of 01.07.2004
Inventories	943 028
VAT for acquired valuables	703 505
Accounts receivable	2 267 960
Short-term financial investments	27 101
Monetary funds	354 580
Other floating funds	2 615
Floating funds, total (thousand rubles):	**4 298 789**

The structure and the size of the capital and of floating funds for the 1st half year of 2004 did not change considerably.
The sources of financing of floating funds – called-up loans, bank credits.

4.3.2. The adequacy of the issuer's capital and floating funds

The calculation of the issuer's own capital adequacy for repayment of short-term obligations and for covering the issuer's current operating expenses as of 01.07.2004:

Thousand rubles

Index name	As of 01.07.2004
Own capital (OC) (line 490 + line 640)	13 692 956
Shot-term liabilities (STL) (line 690 - line 640– line 650)	**6 050 993**
Current operating expenses (COE)	7 108 818
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term obligations and for covering current operating expenses (OC - STL - COE)	533 145

The amount of average daily operating expenses of the issuer in the first half year of 2004 amounted to 39 493 thousand rubles.

So, the issuer is adequately provided with own fixed assets for the next period.

4.3.3. Monetary funds

For the purpose of planning and control over monetary funds the issuer draws up the budgets of monetary funds. Besides, the long-term forecasting of cash flows and the reports for control of collection and spending money are being made.

The sources of financing of all kinds of the activity of the issuer are the proceeds from telecom services and borrowed funds of banks.

4.3.4. The issuer's financial investments.

The total balance-sheet value of securities that the issuer owns as of June 30, 2004, amounts to 1 195 759 thousand rubles.

The balance-sheet value of the issuer's affiliated and dependent companies as of June 30, 2004 is the following:

The company's name	Kind of activity	The cost of investments As of 30.06.2004
Affiliated companies		
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	102
CJSC "Digital telecommunications"	Local telecom services	2 768
LLC "Vyatskaya cellular communication"	Cellular communication services	41
LLC "Vyatka-Page"	Paging	18
CJSC "Ulyanovsk-GSM»	Cellular communication services	51
LLC "PSC -ROS"	security services	60
LLC Russian-American [illegible]	Data transfer [illegible]	23 572

LLC “Udmurtskie Cellular Networks-450”	Cellular communication services	150
CJSC “Cellular communication of Mordoviya”	Telecom services	30
CJSC “TeleSviayzInform”	Telecom services	10
CJSC “Pulse-Radio Yoshkar-Ola”	Telecom services	183
LLC “Radio- Resonance”	TV-radio airplay of programs	4
CJSC “Nizhny Novgorod Cellular Communication”	Cellular communication services	651 974
OJSC “TATINCOM-T”	Cellular communication services, GSM	473 936
OJSC “OMRIX”	Data transfer services	489
CJSC “Public telephone Saratov”	Telecom services	50
Reserve for depreciation	-	-
Total:	-	**1 153 438**
Dependent companies		
OJSC “Telesot”	Telecom services	9 435
CJSC “Saratov Mobile”	Cellular communication services	3 301
CJSC “Samara-Telecom”	Local telecom services	75
CJSC “Penza Mobile”	Cellular communication services	1 210
CJSC “Digital networks of Udmurtiya”	Cellular communication services	49
CJSC Joint Venture “Pulse-Radio”	On-air radio broadcasting	-
LLC “Reanta”		2
CJSC “Nizhegorodskyi radio telephone”	Fixed and wireless radio communication services	50
CJSC “Erickson communication”		11
CJSC “Transsviyaz”	Elaboration of projects on establishment of digital networks	160
CJSC “Nizhegorodteleservice”	Establishment and operation of integral system	1 191

"C-Bank"		
CJSC "Chuvashiya Mobile"	Cellular communication services	502
CJSC "Chery Page"	Paging	114
Total:	-	**22 080**
Financial investments in other organizations		**18 352**
Other long-term financial investments		**1 889**
TOTAL, thousand rubles (line 140 of balance-sheet)		**1 195 759**

The issuer's financial investments making 10 and more percent of all financial investments for the first quarter of 2004 are the same as in 2003.

1. *The issuer's full and abbreviated name, location:*
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issue of the Company's shares is registered:
№ 32-1-1535 of June 16, 1997, Department of Finance of Nizhny Novgorod oblast's Administration

The quantity of securities the issuer owns:
100 000 units of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication", are the financial investments of OJSC "VolgaTelecom";

The total face value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication", *that the issuer owns* - 21629,4 thousand rubles;

Total balance-sheet value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" *the issuer owns, amounts to* 651974 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment :
The size of declared dividend on ordinary shares, approved by the annual general meeting of stockholders, 22.06.04, amounted to 300 rubles. According to current legislation, the deadline for paying dividends is before December 31, 2004

2. *The issuer's full and abbreviated name, location:*
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T".

Tatarstan Republic, Kazan, Lomzhinskaya str., 20A;
State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issues of securities are registered:
№ 1-01-55125-D of 11.06.1998, regional department of FCSM of Russia, in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of FCSM of Russia, in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 units are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM- T" in 2003 (purchase –and- sale contract № TAT-1 of September 22, 2003, and purchase –and- sale contract № BR-220903-1 of September 22, 2003);

The total face value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns, is 170941,85 thousand rubles;

Total balance-sheet value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns - 473 936 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM- T";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM- T" stockholders held on 29.06.2004 decided not to pay dividends for 2003.

4.3.5. The issuer's intangible assets

Intangible assets as of June 30, 2004 are the following:

№	Name of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles.
1.	Exclusive rights on utility software, data bases	106 113	84 890
2.	Exclusive rights on trade marks	28 251	5 886
TOTAL, rubles:		**134 364**	**90 776**

Information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № «Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Sviayzinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter the issue did not receive any patents, licenses and certificates for using trademarks.

There are no issuer's expenses in the area of science-engineering development, in relation to the new developments and investigations.

4.5. Analysis of the development trends in the issuer's core activity area.

The company's belonging to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for services.

The first and major task of the Company is to keep and to increase the market share of local telephone communication services, which is at present 87,2%. The share of income from this market segment is the biggest in the total amount of the Company's income. Annual increase of share of income from this segment is clearly seen, this is to a considerable extent promoted by annual industry development as well as by flexible tariff policy.

The total gain of telephone lines for the specified period (1999-2003) made 960 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator is equal to 48%.

The tendencies of long distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from long distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of income from long distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 1999 – 2003 are detailed below.

1999

The company's activity was directed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new automatic telephone exchanges and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity up to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital automatic telephone exchanges made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 of 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels up to 68% of the total number in operation.

Due to connection of secondary and primary groups at intraoblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels was

long distance communication made up 460 channels. The results of local and long distance telephone network development allowed for increasing the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC "Nizhegorodsviyazinform". The company provided the following services to the population:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative operators of communication became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of high profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the total capacity of the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast in operation was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2, 3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephones per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of ТМС-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001:

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technological base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company –the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, 5 centers were established in Nizhny Novgorod oblast in 2001;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural telephone exchanges are equipped with automatic number identifier function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;

- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from switched access to organization of gateways, allocated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long distance communication channels. In Nizhny Novgorod oblast this service provides 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the company's incorporation the paramount issue is to work out unified technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, increase of quality and volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in Povolzhskyi region the number of users with switched access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of switched access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for long distance and international communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the last "mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long distance and international telephone communication, and namely:

- ► the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;
- ► increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the state, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;
- ► the change of calculation methods in respect of services rendered to OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate as compared to the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and amounted by the results of the year - 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. Thus in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh", Moscow city, was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters , for the change over of subscribers from wire broadcast to off –the- air reception of programs.

The first line of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-speed access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran, Toliyatti). The construction of the first line of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet- free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of switched Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose consolidating of available segments into unified corporate networks of data transmission at regional and interregional level. For example, the contracts with RTKomm.RU on the connection of objects of Federal Target Program "Electronic Russia", in the realization of which all branches participated.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in for 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza branch and Ulyanovsk branch.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk in 2003 IP-telephony service using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk town and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the client account state of housing sector subscribers, of providing information on long-distance tariffs and codes, is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

Basic indexes of the efficiency of OJSC "Nizhegorodsviyazinform" activity.

№№	Index name	Measurement units	1999	2000	2001
1	2	3	5	6	7
1.	Income per a line	rubles	1438	1804	2173
2.	Profit per a line	rubles	314	564	646
3.	Profit per an employee	rubles	23173	44646	55769
4.	Number of lines per an employee	units	73,9	79,2	86,3
5.	Prime cost of a production unit	rubles/100 rubles of proceeds	66,10	67,96	65,54
6.	Share of salary fund in	%	18,5	20,2	20,3

Major indicators of OJSC "VolgaTelecom" efficiency

	Index name	Measurement unit	2001	2002	2003
1.	Proceeds per a line	rubles	2354	2906	3662
2.	Profit from core activity per a line	rubles	516	840	1051,5
3.	Proceeds per a registered employee	thousand rubles	154,6	214,4	284,6
4.	Profit from core activity per registered employee.	thousand rubles	33,9	62,0	81,7
5.	Number of lines per registered employee	lines	65,7	73,6	77,7
6	Telephone sets density per 100 residents (total)	telephones	18,64	19,70	20,9

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,
The Board of directors (collegial management body)
General Director (the issuer's single executive body)
Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's supreme management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the Board of directors, carried out by cumulative voting;

5) the early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and the early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is

companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors – the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents,

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 or less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";
11) passing resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including defining of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its balance on the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) defining basic principles of construction of the Company's organizational structure;

23) creation of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his authority, and also early termination of his office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his deputy;

28) formation of joint executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) creation of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of an internal document on the issues of disclosing the information about the Company;

40) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

41) other issues stipulated by Federal law "On joint stock companies" and the Charter.

transferred for the solution to joint or single executive body of the Company.

The competence of single and joint executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General director acts on behalf of the Company without the power of attorney, he represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him and the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him.

Management board is a collegial executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;

branches, and also early termination of their authority, approval of Provision on a joint executive body of a branch;

13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) approval of terms and conditions of contracts (additional agreements) concluded with the members of joint executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors.

18) approval of the Company's organizational structure, including basic functions.

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved the internal document establishing the rules of the issuer's corporate governance – "The Code of corporate governance of OJSC "VolgaTelecom" (see appendices on page 198).

The text of the issuer's Charter is available in the Internet at:

http://www.volgatelecom.ru/?id=261

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (collegial executive body) of the issuer.

The Board of directors

Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:

Andreev Vladimir Alexandrovich

Year of birth: ***1951***

Education: ***higher***

Posts held during the last 5 years:

Period: ***1999 - present time***

Organization: ***Volga State Academy of Telecommunications and informatics***

Post: ***director of a chair***

Period: ***1999 - present time***

Organization: ***state education institution of higher professional education***

Post: ***rector***

Period: ***2002 - present time***

Organization: ***Regional public association «Academy of telecommunications and informatics»***

Post: ***president***

Period: ***2002 - present time***
Organization: ***Volga association of engineers "TELEINFO"***
Post: ***Vice-president***

Equity stake in charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Sakhalinsviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the head of the department of block of shares management***

Period: ***1999 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygeas***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1999 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***Non-government pension Fund "Doveriye"***
Post: ***Chairman of the Fund's council***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC "Transsviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***CJSC "Ericsson sviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC Commercial bank "ONEXIM - VOLGA"***
Post: ***member of the Bank's council***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2004***
Organization: ***CJSC "Nizhegorodskyi radiotelephone"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelektrosviyaz"***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: *2001 – 2004*
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: *2001 – present time*
Organization: ***Non-commercial partnership "The center of investigation of telecommunication development problems"***
Post: ***member of the partnership council***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: *2002 – 2004*
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: *2003 - present time*
Organization: "***Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations»***
Post: member of the center's council

Equity stake in the charter capital of the issuer: ***0,14895%***
Stake of the issuer's ordinary shares: ***0,18137%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***CJSC "Metrocom"***
Post: ***director of Marketing and development department***

Period: ***2000 - 2000***
Organization: ***CJSC "Comcor -TV"***
Post: ***first deputy of the General Director***

Period: ***2000 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy of the General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***advisor to president***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period ***2004 – present time***
Organization: OJSC ***"Tetrasviyaz"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Radiotel"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

[illegible] Vladimir Vladimirovich

Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***analytical department head***

Period: ***1999 - 2001***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsviyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC"UralSviyazinform"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Romskyi Georgyi Alexeevich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2001***
Organization: ***OJSC "Uraltelecom"of Sverdlovskaya oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***CJSC "Globus – Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***CJSC "Mobitel"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***CJSC "Mobitel"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Ministry of Justice (Presidium of the Interrepublic Bar)***
Post: ***attorney***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the department of legal maintenance***

Period: ***2002 - 2002***
Organization: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Organization: ***OJSC "Moscow city telephone network"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: LLC ***"South Ural cellular telephone"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***CJSC "Moscow company of investments and innovations"***
Post: ***General Director***

Period: ***1999 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***1999 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***
Organization: ***SRO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***

Post: *director of NAUFOR Consulting center*

Period: *2000 - 2001*
Organization: *SRO NAUFOR*
Post: *head of the Department for infrastructure and competition at the share market*

Period: *2002 - 2003*
Organization: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *Association for the investors rights protection*
Post: *deputy to the executive director*

Period: *2002 - 2003*
Organization: *OJSC "Astrakhanenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sverdlovenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *OJSC "Omskenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Nizhnovenergo"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *OJSC "Kubanenergo"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "United Financial Group"*
Post: *executive director of corporate finances sector*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999- 1999***
Organization: ***CJSC "Central Russian Universal Stock Exchange"***
Post: ***assistant to the executive President***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of the sector of liquidity increase program of the Department of securities***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviayzinvest"***
Post: ***head of the sector for investor's relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***

Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***Chairman of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2004-present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Giprosviayz"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***OJSC "Dalsviyaz"***
Post: ***member of the Board of directors***

Period: ***2004– present time***
Organization: ***OJSC "Dalsviyaz"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK – Leasing"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "RTKomm.RU"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***CJSC "RusLeasingSviyaz"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***CJSC "RTK – Invest"***
Post: ***Chairman of the Board of directors***

Organization: ***CJSC "RTK – Invest"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***Non-government pension fund "Telecom - Soyuz"***
Post: ***member of the fund's council***

Period: ***2003 – present time***
Organization: ***OJSC JSCB "Sviyaz – Bank"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Registrator -Sviyaz"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:

The issuer's single executive body: ***Lyulin Vladimir Fedorovich***
Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: *1999 – 2003*
Organization: *CJSC "Nizhegorodpromstroibank"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *1999 - 2001*
Organization: *CJSC "TeleRoss – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1999 - 2001*
Organization: *All-Russia CJSC "Nizhegorodskaya Yarmarka"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *Non-government pension Fund "Doveriye"*
Post: *Chairman of the Fund's council*

Period: *1999 – 2003*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: ***OJSC "Ulyanovskelektrosviyaz"***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: *2001 – 2004*
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: *2001 – present time*
Organization: ***Non-commercial partnership "The center of research of telecommunication development problems"***
Post: ***member of the partnership council***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: *2002 – 2004*
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: *2003 - present time*
Organization: "***Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations"***
Post: member of the center's council

Equity stake in the charter capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,18137%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Vystorop Vasilyi Petrovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***military unit 41635 of Moscow military district, Nizhny Novgorod***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***1999 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director*

Period: *1999 - 2003*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "UdmurtTelecom"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *Member of the Board of directors*

Period: *2002 – 2003*
Organization: *LLC "The First independent registrar"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Orenburg - GSM"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom – T"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *CJSC "Public telephone Saratov"*

Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Digital networks of Udmurtiya - 900"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Informational Commercial Networks "Omrix"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0,00021%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvash republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***

Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***leading engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Informational Commercial Networks "Omrix"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0,00009%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***

Post: ***first deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General Director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0,04756%***
Stake of the issuer's ordinary shares: ***0,05637%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Pulse - Radio"***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***General Director***

Period: ***1999 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***member of the Board of directors, Chairman of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosviyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,12359%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: ***1999 - 2001***
Organization: ***OJSC "Sviayzinvest»***
Post: ***head of sector of communication Department***

Period: ***1999 - 2002***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviayzinvest»***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "UTK"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Petrov Mikhail Victorovich
Year of birth: *1973*
Education: ***higher***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***Technical director***

Period: ***1999 - 2001***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***General Director***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Orenburg GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***chairman of the Board directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom - T"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***LLC «Udmurtskie Cellular Networks – 450"***

Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: OJSC ***"VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of the accounts department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of the main accounts department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General management***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***

Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: ***2001 - 2002***

Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting as director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (economics and finances)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: ***1948***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Administration of Nizhny Novgorod oblast***
Post: ***The Governor of Nizhny Novgorod oblast***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the issuer's charter capital: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2003: ***22 149 719 rubles***

The remuneration of the members of the Board of directors for 2003 is defined in accordance with the Provision on the Board of directors and amounts to 13 394 545 rubles. The members of the Board of directors who are the staff members of OJSC "VolgaTelecom", received in 2003 the salary in the amount of 3 119 547 rubles according to the staff schedule, and also bonuses in the amount of 3 038 828 rubles and other income of the issuer in the amount of 2 596 799 rubles.

Members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors

For the quarter, in which the reelection of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IAS accounting statement data for the report period;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting, electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors member may not be in more than two Board of directors committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors members are entitled to participate in option programs, carried out by the Company?

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following norms (percent) of deductions are approved for calculating annual remuneration to the Board of directors members, elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IAS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends.

THE COMPANY'S MANAGEMENT BOARD

The amount of income of all members of the Management board for 2003: 37 212 084 rubles

The income of Management board members in 2003 is formed by their income as staff members of OJSC "VolgaTelecom", including the salary in the amount of 12 488 180 rubles according to the staff schedule, bonuses in the amount of 10 161 771 rubles, compensation of expenses in the amount of 225 060 rubles and other income of the issuer in the amount of 3 879 693 rubles and also by the remuneration, defined in accordance with the Provision on the Management board, in the amount of 10 497 380 rubles.

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors.

The Management board members are entitled to participate in option programs, carried out by the Company.

The data on income of persons being members of several management bodies of the issuer are provided in the data on collegiate management body – the company's Board of directors.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

For the purpose of control over OJSC "VolgaTelecom" financial and economic activity, the Auditing committee, structural subdivision- Department of internal audit, performing the functions of internal control, are created and also the independent auditor is involved.

Auditing committee – is the Company's independent body of control, elected at the annual shareholders meeting for the period till the next annual general shareholders meeting, and consisting of 5 persons. (Article *17 of the Charter)*

Powers of separate members or of the Auditing committee can be terminated early by a resolution of the general meeting of shareholders. In case of the early termination of office of Auditing committee members, the authority of the new Auditing committee shall be effective till the next annual general meeting of shareholders.

In a case when the quantity of members of the Auditing committee decreases to less than half of elected members of the Auditing committee, the Board of directors is obliged to convoke an extraordinary general meeting of shareholders for the election of a new Auditing committee. The remaining members of the Auditing committee carry out the functions till election of a new Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee comprises the following issues:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and performance of financial reporting established by legal acts of the Russian Federation;
- Checking observance of legal norms at calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;
- Rating of economic feasibility of financial and economic operations of the Company.

Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.

Checking (audit) of financial and economic activity of the Company is carried out also at any time:

- on the initiative of the Auditing committee of the Company;
- by the resolution adopted by the general meeting of shareholders of the Company;
- by the resolution of the Board of directors of the Company;
- at the request the shareholder (shareholders) of the Company, owning in aggregate at least 10 percent of the Company's shares voting on all issues of the competence of the general meeting of shareholders as of the date of presentation of the request.

At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations in the Company, there is a special structural subdivision, created in the Company, which is not dependent on the executive bodies of the Company- Department of internal audit, the activity of which is directly controlled by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, OJSC "VOLGATELECOM" annually employs a professional auditor. For 2004 the general meeting of shareholders approved CJSC "ERNST AND YOUNG VNESHAUDIT" as the Company's auditor.

The provisions of the contract concluded with the auditor, including the size of payment for his services, are confirmed by the Board of directors of the Company.

Audit of the Company's activity should be carried out at any time upon the request of shareholders whose cumulative share in the charter capital is at least 10 percent. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized representative. If the request is signed by the authorized representative, the power of attorney should be attached to it.

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Alekhin Sergey Imanovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "KRAFT"***
Post: ***chief accountant***

Period: ***1999 - 2000***
Organization: Joint-stock company of closed type ***NPP "Energoresource"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Avista"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***CJSC "Editorial office of magazine "Chief accountant"***
Post: ***editor-expert***

Period: ***2000 –2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of internal audit section of Department for internal audit and economic analyses.***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the section of internal audit of dependent companies of OJSC "Sviayzinvest" of the Department for internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyareva Elena Petrovna
Year of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Giprosviayz"***
Post: ***expert of II category***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of department of communication"***

Period: *2003 –2004*
Organization: ***OJSC "Stavtelecom in the name of V.I. Kuzminova"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tikhonov Sergey Vladimirovich
Year of birth: *1973*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***State tax service of Yaroslavl city***
Post: ***tax official of 1st rank***

Period: ***1999 - 2000***
Organization: ***OJSC "Yaroslavskiy tyre works"***
Post: ***accountant of 2nd category***

Period: ***2000 - 2000***
Organization: ***OJSC "Yaroslavrezinotehnica"***
Post: ***deputy to the head of financial service***

Period: ***2000 - 2000***
Organization: ***department of finances of the City executive board of Yaroslavl city***
Post: ***chief expert***
Period: ***2000 - 2001***
Organization: ***LLC "Most-Agro"***
Post: ***chief accountant***

Period: ***2001 - 2003***
Organization: ***CJSC "Unicon", Moscow city***
Post: ***chief expert of the department of audit services***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Frolov Kirill Victorovich
Year of birth: *1977*

Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Dubrovki"***
Post: ***chief accountant***

Period: ***2000 - 2001***
Organization: LLC ***Joint-stock fund "A-HOLD"***
Post: ***auditor***

Period: ***2001 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of internal audit section of the Department for internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department – the head of the section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the auditing committee for 2003: ***2 331 054 rubles***

The payments to the members of the Auditing committee in 2003 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 1 888 310 rubles and of the income of issuer's staff member – Feklin A.V.

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Company provides buildings equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The buildings provided should be located so that they made no hindrances in the Auditing committee's work.

The Company at its own expense provides the Auditing committee with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the reelection of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

Index name	Report period II quarter of 2004
Staff on the payroll, persons	47 673,00
The amount of monetary funds, forwarded to labor remuneration, rubles	1 185 218,90
The amount of monetary funds forwarded to social welfare, rubles	24 569,90
Total amount of expended monetary funds, rubles	1 209 788,80

Index name	Report period II quarter of 2004	
	Number	%
The employees (workers) whose age is under 25 , %	3 336	6,7
The employees (workers) whose age is between 25 and 35, %	11 248	22,7
The employees (workers) whose age is between 35 and 55 , %	31 660	63,7
The employees (workers) whose age is more than 55, %	3 403	6,9
Total: 100%	49 647	100,0
including:		
Having secondary and/or complete general education , %;	16 464	33,1
Having basic and /or secondary vocational education , %;	21 991	44,3
Having higher vocational education, %	11 158	22,5
Having postgraduate vocational study, %	34	0,1

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) as of the date of the end of the report quarter: *31 134.*

Out of them *34* are nominee shareholders:

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:
Open Joint Stock Company "Investment company of communication"
OJSC "Sviayzinvest"

Location: ***Russian Federation, 119121, Moscow, Pluyshchikha str., 55, bld. 2***
Identification Taxpayer Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's ordinary shares: ***50,6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1. Full and abbreviated names:
Ministry of property relations of Russian Federation
Location: ***Russian Federation, 103865, Moscow, Nikolskyi pereulok, 9***
Size of share in the charter capital of the issuer's shareholder (participant):***50%+1share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
50%+1share
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:
Mustcom Limited
Location:
3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1share
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Fund of Federal property

Location: ***Russian Federation, 119049, Moscow, Leninskyi avenue, 9***
Size of share in the charter capital of the issuer's shareholder (participant):***25%-2 shares***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***123022, Moscow, Krasnaya Presnya str., bld. 31***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***17,5741%***
The size of the stake of the issuer's ordinary shares: ***20,3431%***

3. Full and abbreviated names:
(nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
Location: ***125047, Moscow, the 1-st Tverskaya – Yamskaya str., 13***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***9.8264%***
The size of the stake of the issuer's ordinary shares: ***5,6139%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:

0,6004232 %

Full name:

Special institution with the Russian Federation government «Russian Fund of Federal property»

Location:

119049, Moscow, Leninskyi avenue, 9

The size of the stake of the issuer's charter capital being in state (**RF subjects**) property:

0,0000015 %

Full name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of favoring the investments

Location:

603086, Nizhny Novgorod, Sovnarkomovskaya str., bld. 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company ("golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 22, 1999 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28, 2000 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder	18,3%	20,9%
	: RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick	5,5%	1,3%
	Warburg Nominees" - nominee shareholder: Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING	9,0%	12,0%

	The Bank of New York International Nominees		

On June 25, 2001 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder :	18,5%	21,2%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September10, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder :	18,3%	21,0%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	«JP MORGAN CHASE BANK»	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,0%	18,7%

On June 22, 2004 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8,9 %	5,4 %
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	17,3 %	19,8 %

.6. Data on related party transactions made by the issuer

)uring the report quarter the issuer made the following related party transactions:

№	Contracting party	Contracting party's business legal structure	Contract №	Signature date	Effective date	Provided services	Contract amount	Note
1	Orenburg-GSM	CJSC	unnumbered	23.04.2004	23.04.2004	On receiving payments from CJSC "Orenburg GSM subscribers for the telecommunication services rendered and for the sale of cards of express –payment.	-	The contract becomes valid since the signature date

Notes:

1 Item 1. Every decade, payment in favor of OJSC "VolgaTelecom". Commission paid to OJSC "VolgaTelecom" for money resources acceptance and transfer services, amounts 1 % of the total sum of payments, accepted by CJSC "Orenburg-GSM".

Resolution on the approval of related party transaction, and namely, of a contract on acceptance of payments from CJSC "Orenburg-GSM" ubscribers for the rendered telecommunication services, concluded between OJSC "VolgaTelecom" and CJSC "Orenburg-GSM", was passed by the Company's Board of directors on April 15, 2004 (minutes № 34).

The grounds for qualification of the specified contract as a related party transaction were the following circumstances:

- OJSC "VolgaTelecom" owns more than 20 % of shares of legal entity – CJSC "Orenburg-GSM", which is the contracting party;
- Grigorieva L.I. –is the member of executive body of OJSC "VolgaTelecom" holds simultaneously the post of the chairman of CJSC "Orenburg-GSM" Board of directors.

6.7. Data on the size of the accounts receivable

The data on the accounts receivable are presented as of July 01, 2004:

Accounts receivable as of July 01, 2004.

Thousand rubles.

Kind of accounts receivable	Payment occurrence date						
	As of July 01, 2004	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	2267960	1118222	448933	274467	181069	140536	104733
overdue	1025822	1025822	-	-	-	-	-
Buyers and customers	1508909	503563	352672	226336	181069	140536	104733
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	277745	277745	-	-	-	-	-
Other debtors	481306	336914	96261	48131	-	-	-

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

1. Forms 1, 2, 3, 4, 5 for 2003, the explanatory memo to the accounting statement in accordance with Russian Federation legislation requirements.

2. The balance-sheet, profit and loss report, cash flow report, own funds movement report and Annex according to International standards of financial accounting.

The annual accounting statement for the last accomplished fiscal year, drawn up in accordance with Russian Federation legislation requirements, is included in the issuer's quarterly report for the first quarter.

The annual accounting statement drawn up in accordance with International standards of financial accounting will be included in the issuer's quarterly report for the third quarter (after obtaining audit report).

Audit report on accounting statement for 2003:

See appendices (page 198).

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

Quarterly accounting statement for the 1st half year of 2004 as of the report date:

See appendices (page 198)

7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting statement with other legal entities.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year.

There were no essential facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter capital (share fund).

The size of the issuer's charter capital as of the date of ending of the report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the corresponding category (type): *13,1753 %*

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the corresponding category (type):

"JP Morgan Chase Bank"

USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the corresponding category (type):

In October 1997 the Program of American Depositary Receipts of Level I ***(Level I ADR Program)*** *for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the corresponding category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not established for securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the related permission of Russia's FCSM. Currently, the issuer's legal advisor is engaged in the issue of obtaining such permission.

The name of a foreign trader organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

Since April 2002 the Depository Bank is JP Morgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1998:**
The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): **87 508 200**
total face value (rubles): ***437 541 000***
the size of the stake in the charter capital: ***75.000064 %***
Preferred shares (pieces): **29 169 300**
total face value (rubles): ***145 846 500***
the size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that made the decision on the change of the size of the issuer's charter capital:
Shareholders general meeting
The date of making up and the number of the minutes of the meeting (session) of the issuer's management body at which the decision was made on the change of the size of the issuer's charter capital:
March 27, 2003, minutes № 2
The size of the issuer's charter capital after the change:
1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer
(Thousand rubles)

Name of fund	Amount of transfers to the fund for the fiscal year	The amount of funds used for the fiscal year	The size of fund as of the end of the report year	in % of the charter capital
Reserve fund formed in accordance with the legislation , including for the last 5 accomplished fiscal years:				
1999	1 125	-	34 535	5,9 %
2000	9 147	-	43 682	7,5 %
2001	15 113	-	58 798	10 %
2002	14 034	-	72 832	4,4 %
2003	9 156	-	81 988	5 %
Social sphere fund, including for the last five accomplished fiscal years:				
1999	-	-	34 669	6 %
2000	-	-	34 669	6 %

2001	-	34 356	313	-
2002	-	313	-	-
2003	-	-	-	-

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. The general meeting of shareholders is the supreme management body of the Company.

2. Notification on holding general meeting of shareholders should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

In the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons with receipt acknowledgement, or should be published in "Rossiiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative, request of the Company's auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by the shareholders general meeting may be introduced, and the requests about holding an extraordinary general meeting may presented by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;
- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors

basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the corresponding body as established by the Charter. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the corresponding requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization		The structure of the Management board (directorate) of the organization		Single executive body of the organization	
	In	Of	In	Of	Name,	Person's share	Name,	Person's share	Name,	Person's share

	charter capital of the organization, %	ordinary shares of the organization, %	Charter capital of OJSC "VolgaTelecom", %	ordinary shares of OJSC "VolgaTelecom", %	year of birth	In charter capital of the organization, %	Of ordinary shares of the organization, %	year of birth	In charter capital of the organization, %	Of ordinary shares of the organization, %	year of birth	In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman - Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna -1953 ; Kozin Vladimir Vladimirovich – 1970. Petrov Mikhail Victorovich –1973. Sipatova Taisiya Mikhailovna – 1954	- - - -	- - - -	Chairman – Petrov Mikhail Victorovich –1973; Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimirovna-1971; Ponomarenko Anatolyi Anatolyievich-1971 ; Ershov Oleg Vladimirovich- 1977.	- - - - -	- - - - -	Petrov Mikhail Victorovich –1973.	-	-
Limited Liability Company "Udmurtskie cellular networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str.,, 206	100	-	-	-	Chairman – Fomichev Sergey Mironovich-1939; Pozdeev Arkadyi Nikolaevich-1947; Petrov Mikhail Victorovich-1973.	- - -	- - -	The Company's Charter does not stipulate collegiate executive body			Pozdeev Arkadyi Nikolaevich-1947	-	-

Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Nazarov Igor Nikolaevich-1963	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilova str., 20	100	100	0,0006	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Gorshenin Vladimir Serafimovich-1950	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Popovskyi Valeryi Petrovich; Zelentsov Maxim Maximovich-1949.	- - -	- - -	The Company's Charter does not stipulate collegiate executive body	Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman –Kirillov Alexander Ivanovich-1956; Loginov Sergey Mikhailovich-1964; Kurmuzakov Alexander Nikolaevich-1956; Konkova Lyudmila Alexandrovna–1952; Baizigitova Galina Nikolaevna-1964	- 30 9	- 30 9	The Company's Charter does not stipulate collegiate executive body	Baizigitova Galina Nikolaevna-1964	-	-
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	The Board of directors is not elected, as the meeting was not held	- -	- - -	The Company's Charter does not stipulate collegiate executive body	Semenov Viyacheslav Iliich-1940.	-	-
Limited Liability Company Private security enterprise "ROS" (LLC PSE "ROS"), Penza, Dzershinsky str., 30	60	-	-	-	In the course of liquidation						

Limited Liability Company "Vyatskaya cellular communication"(LLC "VCC"), Kirov, Uralskaya str., 1	51	-	-	-	Chairman – Popovskyi Valeryi Petrovich-1941 ; Arapov Yuri Vasilievich-1962; Golubeva Svetlana Nikolaevna-1965; Fursova Tatiana Alexeevna-1958; Dremin Alexander Ivanovich-1948.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Dremin Alexander Ivanovich -1948.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Vilkov Nikolai Ivanovich -1954.	-	-
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Tareeva Larisa Valerievna - 1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennady Vasilievich-1949.	- - - - -	- - - - -	Chairman - Ivanov Dmitry Vladimirovich-1971; Pivovarova Marina Gennadievna – 1959; SokolovVladimir Nikolaevich – 1950; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967.	- - - - -	- - - - -	Ivanov Dmitry Vladimirovich-1971	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	51	51	-	-	Chairman-Petrov Mikhail Victorovich-1973; Grigorieva Lyubov Ivanovna–1953; Kukina Elena Alexandrovna-1977; Maslennikov Yuri Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Efimov Vladimir Borisovich-1954.	2	2
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	100	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Shevtsov Valeryi Kirillovich-1948.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 shares	50% + 1 shares	-	-	Chairman – Lyulin Vladimir Fedorovich - 1938; Rybakin Vladimir Iliich - 1955; Vlasov Alexander Vladimirovich – 1967; Belobokov Andrey Yakovlevich – 1958; BespalovAlexey Petrovich – 1974; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich -1970; Petrov Mikhail Victorovich –1973; Gadylyshin Murat Asfandiarovich-1958; Shaidullin Lenart Zaineevich-1943; Zalyalov Rinat Giniyatovich – 1949	- - - - - - - - - - -	- - - - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Shaidullin Lenart Zaineevich-1943 .	-	-
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	50% +1 share	50	-	-	Chairman – Korolkov Oleg Animpadistovich –1941; Antony Georgeo-1947 ; Molozanov Alexander Semenovich –1962 ; Ivanov VladimirRomanovich-1936.; Grigorieva Lyubov Ivanovna – 1953; Tareeva Larisa Valerievna-1977;	- - - - - - -	- - - - - - -	The Company's Charter does not stipulate collegiate executive body	Kalinin Andrey Evgenievich-1955	-	-

Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander Semenovich-1962; Kukina Elena Alexandrovna—1977; Konkova Lyudmila Alexandrovna– 1953, Karashtin Mikhail Pavlovich-1949, Antony Georgeo-1947 , Ivanov Vladimir Romanovich -1936	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body			Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	50	50	-	-	Chairman – Marian Tsmyak-1942; Gart Cable Self-1960; Zvereva Larisa Eduardovna – 1968; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich-1966; Petrov Mikhail Victorovich – 1973.	- - - - - -	- - - - - -	Chairman Korolkov Igor Olegovich-1969 , Nelubov Dmitry Valentinovich - 1973	- -	- -	Korolkov Igor Olegovich -1969.	-	-
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Ovchinnikov Andrey Robertovich - 1977	-	-

Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	49	49	0,0098	0,0036	Chairman - Sidorov Vasilyi Vasilievich -1971; Kalashnikova Galina Nikolaevna-1961; Grigorieva Lyubov Ivanovna–1953; Tsekhomskoi Nikolai Victorovich -1974; Vinogradov Andrey Valentinovich-1973	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Sokovnikov Sergey Ivanovich -1963.	-	-
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	73,6	73,6	-	-	Chairman - Grechushev Nikolai Fedorovich-1948; Evdokimov Oleg Lvovich – 1963; Grigorieva Lyubov Ivanovna – 1953; Kushavina Yuliya Alexandrovna-1974; Lugovoi Sergey Victorovich– 1971	- - 0,26 - -	- - 0,26 - -	The Company's Charter does not stipulate collegiate executive body			Ponomarev Vladimir Ivanovich -1945.	0,5	0,5
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,0152	0,0019	The Board of directors is not elected			Viaylshin Alexander Pavlovich -1951; Malykh Irina Vitalievna -1957; Fariseev Valeryi Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valeryi Mikhailovich-1954.	0,6	0,6

Closed joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Evdokimov Oleg Lvovich-1963; Zakharov Sergey Anatolievich – 1949; Mukhin Vladimir Alexandrovich – 1953; Solodukhin Yuri Konstantinovich - 1965; Valishev Rustam Rashitovich-1958	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Zakharov Sergey Anatolievich – 1949.	-	-
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	40	40	-	-	Tolstonogov Nikolai Ivanovich -1944, Zakharov Andrey Sergeevich– 1972, Korsakov Sergey Yanovich-1954, Sumin Yuri Afanasievich-1957, Mezin Dmitry Alexeevich – 1970	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Sumin Yuri Afanasievich-1957.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	40	40	-	-	Chairman – Mariyan-Tsrnyak-1942; Gart Cable Self -1960; Rublev Igor Valentinovich - 1963; Shuleshov Nikolai Mikhailovich-1949; Nazarov Victor Mikhailovich -1944	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Sorokin Vladimir Petrovich-1944	-	-

Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich –1956; Kurmuzakov Alexander Nikolaevich- 1956; Vasilkova Lyudmila Nikolaevna- 1951 Trokhimets Grigoryi Mikhailovich– 1980; Yendaltse Kapitalina Dmitrievna – 1949	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Kurmuzakov Alexander Nikolaevich- 1956.	-	-
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	32,4	32,4	-	-	Chairman – Zinoviev Alexander Nikolayevich - 1938, Budaev Alexander Petrovich- 1948; Dolgopolova Natalia Alexeevna –1970, Hismatullina Dinara -1947; Vasilenkov Oleg Ilyich- 1940	10,8 13,45 - 18,2 17,98	10,8 13,45 - 18,2 17,98	The Company's Charter does not stipulate collegiate executive body			Budaev Alexander Petrovich- 1948	13,45	13,45
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	30	30	-	-	Chairman – Gart Cable Self- 1960; Mariyan-Tsrnyak- 1942; Rublev Igor Valentinovich – 1963; Martynova Larisa Vladimirovna-1971; Zaraiskyi Victor Yakovlevich-1949	- - - - -	- - - - -	Chairman- Dubinin Vladimir Ilyich- 1955; Desaga Alexander Stepanovich- 1957.	- -	- -	Dubinin Vladimir Ilyich- 1955.	-	-

Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	27,8	27,8	-	-	Chairman – Patoka Andrey Evgenievich – 1969; Chupa Mikhail – 1960; Kiryushin Gennadyi Vasilievich-1949; Kudryavtsev Alexander Georgievich– 1954 ; Klishin Vitally Mikhailovich-1974; Skvortsov Andrey Borisovich-1964; Tareeva Larisa Valerievna-1977	- - - - - 7,91 -	- - - - - 7,91	The Company's Charter does not stipulate collegiate executive body	Skvortsov Andrey Borisovich-1964	7,91	7,91
Closed Joint Stock Company "Erickson sviyaz" (CJSC "Erickson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity						
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Syskov Victor Sergeevich – 1967	79,14	
Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Alyshev Vadim Petrovich -1950.	80	

Closed Joint Stock Company "Sotel-Nizhny Novgorod" (CJSC "Sotel-Nizhny Novgorod"), Sovietskaya sq., 2	20	20	-	-	Chairman – Arapov Yuri Vasilievich-1962; Lyulin Vladimir Fedorovich-1938; Barsukov Anatolyi Gennadievich-1946; Tolstonogov Nikolai Ivanovich-1944; Kostrov Vladimir Olegovich – 1960	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Barsukov Anatolyi Gennadievich-1946.	-	-
Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman - Tolstonogov Nikolai Ivanovich-1944; Bakhaev Andrey Mikhailovich– 1979; Denisov Yuri Sergeevich-1940; Korshunov Sergey Maximovich-1944; Tulyakov Yuryi Mikhailovich-1946	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Tulyakov Yuryi Mikhailovich-1946.	-	-
3 Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk str., 68	17	17	-	-	Chairman – Kosytsyna Tatiana Andreevna-1957; Abdrashitov Rafail Fenovich-1968; Kuperman Valentin Vladlenovich-1956.; Poverenov Evgenyi Nikolaevich-1952; Sheinikova Liliya Zyamovna-1956.	- - - - 8,39	- - - - 8,39	The Company's Charter does not stipulate collegiate executive body	Sheinikova Liliya Zyamovna-1956.	8,39	8,39

Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,92	16,92	-	-	The Board of directors was not elected as the shareholders annual general meeting was not held because of the lack of quorum			The Company's Charter does not stipulate collegiate executive body	Voevodin Alexey Mikhailovich-1954.	18,4	18,4
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Chaiman-Martyrosyan Vaagn Artavazdovich-1951.; Grib Anatolyi Victorovich – 1961; Kuzmenko Yuri Vasilievich-1949; Mamontov Oleg Valentinovich – 1963 ; Martinenko Nikolai Vladimirovich - 1971; Nozdrin Vladimir Victorovich– 1950; Prilipko Victor Ivanovich -1944; Rybakina Olga Matveevna-1955; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Prilipko Victor Ivanovich -1944.	-	-
Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-

Closed Joint Stock Company "Saratov system of cellular communication" (CJSC "SSCC"), Saratov, 50 years of October avenue, 110a	15	15	-	-	Chairman - Arapov Yuri Vasilievich-1962; Khromov Yuri Anatolievich -1957; Reshetko Viyacheslav Ivanovich 1975; Filimonov Andrey Alexandrovich 1962; Fomin Yuri Arkadievich – 1944	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Fomin Yuri Arkadievich-1944.		
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-				The Company's Charter does not stipulate collegiate executive body	Taraskina Vera Ivanovna	28,57	28,57

Closed Joint Stock Company Science-Engineering center “Comset” (CJSC SEC “Comset”), Moscow, Zelenyi pr., 7	11,09	11,09	-	-	Chairman - Adzhemov Alexander Sergeevich-1955, Dedoborshch Vasilyi Grigorievich-1929; Mavlyutov Khamzya Izmailovich-1951, Pegasov Maxim Alexandrovich - 1966, Savlukov Nikolai Victorovich-1958, Soloviev Sergey Prokofievich-1946, Fedoseev Alexander Petrovich -1956, Shedenkop Oleg Stanislavovich - 1975; Yakovlev Vadim Mikhailovich -1968	3,68 2,27 - - - 3,68 - - -	3,68 2,27 - - - 3,68 - - -	The Company’s Charter does not stipulate collegiate executive body	Soloviev Sergey Prokofievich-1946 .	3,68	3,68
Closed Joint Stock Company “Agency for protection of competition and consumer rights” (CJSC “ECAD”) , Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						

Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexander Georgievich – 1954 ; Patoka Andrey Evgenievich – 1969 ; Klishin Vitally Mikhailovich – 1974 ; Skvortsov Andrey Borisovich – 1964; Skvortsov Boris Vladimirovich - 1941. Ishmaev Yuri Aufatovich -1953	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Mostovoyi Grigoryi Mikhailovich- 1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation.						
Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi per., 1	7,4	7,4	-	-	Chairman - Pozhidaev Igor Veniaminovich- 1963; Sladkov Alexey Yurievich -1961.; Razumovskyi Lev Grigorievich-1962. Onikul Boris Vitalievich-1964., Martinenko Nikolai Vladimirovich - 1971.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Razumovskyi Lev Grigorievich-1962	-	-

Closed Joint Stock Company “RusLeasingSviyaz” (CJSC “RusLeasingSviyaz”),, Moscow, B-49, 2-nd Spasonalivkovskyi per., 6	7,3	7,3	-	-	Chairman - Polnykov Alexander Ilyich-1943, Dubovoyi Konstantin Gennadievich-1951, Kuzyaev Sergey Ivanovich -1962.; Kurashova Valentina Victorovna-1952., Tishkin Oleg Vladimirovich-1963, Zabuzova Elena Victorovna -1950, Benda Vladimir Grigorievich -1961, Rudin Mark – 1947, Sheifer Alexander Andreevich -1952.	- - - - - -	- - - - - -	The Company’s Charter does not stipulate collegiate executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-
Limited Liability Company “PAKT” (LLC “PAKT”), Penza, Stroiteleyi pr., 130-248	6,25	-	-	-	Chairman - Romashin Yuri Sergeevich 1946; Antonov Gennadyi Mikhailovich-1954; Belogrivtsev Alexander Ivanovich – 1956 ; Nazarov Victor Markovich-1944; Gvozdev Yury Nikolaevich-1950. Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich-1974	18,75 12,5 12,5 - 18,75 25,0 6,25	- - - - - - -	The Company’s Charter does not stipulate collegiate executive body	Gvozdev Yury Nikolaevich-1950.	18,75	-

Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way

8.1.6. Data on essential transactions made by the issuer

In the report quarter the issuer did not make essential transactions (groups of interconnected transactions), the amount of obligations under which is at least 10 % of its balance-sheet assets by the data of its accounting statement for the previous report period (1st quarter of 2004.

8. 1.7. Data on the issuer's credit ratings

The object of giving credit rating: ***the issuer and securities (bonds)***
The value of credit rating as of the date of the report quarter end:
As per Russian scale "ruA -". Stable forecast.

The background of credit rating value change:
The object of giving credit rating: ***the issuer***
Credit rating value, the date of giving (changing) credit rating value:
- rating "B -". Forecast "Stable". 12.03.2002
- rating "B. Forecast "Stable". 12.02.2003
Full and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).
Other data on credit rating: *none*

The object of giving credit rating: ***the issuer and securities (bonds)***
Credit rating value, the date of giving (changing) credit rating value:
As per Russian scale "ruA -". Stable forecast. 13.03.2003
Full and abbreviated name, location of organization having given the credit rating:
Standard&Poor's,
Water Street,
New York, NY,
United States
125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor
Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the

right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his disposal.

Other data on shares provided by the issuer at its own discretion.

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends not in money form.

meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on A type preferred shares.

This right arises for the owners of A type preferred shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his disposal.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-01-00137-A

State registration date of securities issue:

25.10.2002:

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue № 2:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-02-00137-A

State registration date of securities issue:

25.10.2002:

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

498

The amount of securities issue at face value:

1 245 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-03-00137-A
State registration date of securities issue:
25.10.2002:
Date of the state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM (Federal Commission for the Securities Market)
The amount of the issue securities:
499
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations under the securities.

Issue ***№ 4***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-04-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The amount of the issue securities:
236
The amount of securities issue at face value:
590 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue *№ 5*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-05-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
13.12.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 6*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-06-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
20.10.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 7*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-07-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
120
The amount of securities issue at face value:
300 000 rubles
Time period (date) of the issue securities pay off:
27.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 8***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-08-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
11
The amount of securities issue at face value:
44 000 rubles
Time period (date) of the issue securities pay off:
24.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:

№ 4-09-00137-A
State registration date of securities issue:
25.10.2002:
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM (Federal Commission for the Securities Market)
The amount of the issue securities:
321
The amount of securities issue at face value:
802 500 rubles
Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations under the securities

Issue **№ 11:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-11-00137-A
State registration date of securities issue:
25.10.2002:
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM (Federal Commission for the Securities Market)
The amount of the issue securities:
280
The amount of securities issue at face value:
700 000 rubles
Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations under the securities

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-12-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

334

The amount of securities issue at face value:

835 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue ***№ 13***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-14-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue ***№ 15***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***15 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 –04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 16***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16– O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-16-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
250
The amount of securities issue at face value:
625 000 rubles
Time period (date) of the issue securities pay off:
04.09.2001 – 04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 17:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-17-00137-A
State registration date of securities issue:
25.10.2002:
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM (Federal Commission for the Securities Market)
The amount of the issue securities:
40
The amount of securities issue at face value:
200 000 rubles

Time period (date) of the issue securities pay off:

19.07.2001 – 19.07.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue № **19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-19-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

70

The amount of securities issue at face value:

420 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue № **22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-22-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of

the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

417

The amount of securities issue at face value:

2 502 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-25-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

180

The amount of securities issue at face value:

1 080 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations under the securities

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):

1 186 258 pieces

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 077 492 100 rubles

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-10-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

488 pieces

The quantity of placed securities of the issue:

297

The quantity of circulating securities of the issue:

297

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 220 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-18-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

182 pieces

The quantity of placed securities of the issue:

74

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 092 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-20-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

405 pieces

The quantity of placed securities of the issue:

181

The quantity of circulating securities of the issue:

3

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 430 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № **21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-21-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

3

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-24-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

57

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

3 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the

Issue № 27:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-27-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

143 890 pieces

The quantity of placed securities of the issue:

143 440

The quantity of circulating securities of the issue:

123 273

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-28-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of

the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-29-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

The quantity of placed securities of the issue:

3 229

The quantity of circulating securities of the issue:

3 229

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue № **30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-30-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

5 995 pieces

The quantity of placed securities of the issue:

5 967

The quantity of circulating securities of the issue:

5 967

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-31-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-32-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-33-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

5 512

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase. of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-34-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-35-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

501 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-36-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-37-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-38-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 –* ***Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-39-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № **40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-40-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-41-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-42-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 43:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of securities issue:

№ 4-43-00137-A

State registration date of securities issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield). The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation. The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue. The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation. In case non-performance and/or inadequate performance by the Issuer of its obligations under the

issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., bld., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)

Abbreviated brand name: MDM-Bank

Location: 115035, Moscow, Sadovnicheskaya str., 3

Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.

If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid at the face value.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.

It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are

alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.

On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/100 \%$
where
j – serial number of coupon period, j=1...12
Kj – the sum of coupon payment for each Bond
Nom – face value of one Bond
C j – the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) – the start date of the the j-th coupon period
T(j) – the end date of the j-th coupon period

The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons under the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.

On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.
The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations under the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue № **43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations under the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.

The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;

- for the payment of coupon yield on the Bonds;

- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:

- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or

- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or

- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or

- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.

In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.

Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.

If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.

The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments under the bonds due to him was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by*

his/her representative;

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments under the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets on the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations under the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator – Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

The date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary location:

RF, 117049, Moscow, Zhitnaya str., 12

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities

owners: ***unlimited***
The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rate.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".
4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".

5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".
6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

During 2003 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

<u>*Residents*</u>

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and previous report (tax) period, if these amounts of dividends earlier did not participate in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not considered to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends under the issuer's shares, and also on the incomes on the issuer's bonds

Year 1999.

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***12 251 002 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:
From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:
Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***12 222 662 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 1999

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:
17 470 211 rubles

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:
From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:
Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:
17 327 834 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2000

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.27 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***23 557 315 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2000

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***30 502 509 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

30 028 419rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.32 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***
The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***27 912 628 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2001

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

27 993 888 rubles

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

27 689 787 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***173 389 410 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2002

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

147 193 004 rubles

The name of the issuer's body adopted that the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

142 776 063 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2003

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble.***

The amount of declared (charged) dividends in total on all ordinary shares: ***225 947 662 rubles.***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004.***

The time period established for the payment of declared dividends on the issuer's shares:

from 15.07.2004 to 15.12.2004.

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003.***

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted:

0 rubles.

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2003.

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***2,4510 rubles.***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***200 941 317 rubles.***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004.***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004.

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003.***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***0 rubles.***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

The issuers issued **the bonds**, on which the income was paid, should provide the following data:
Kind of securities: ***bonds***
Series: ***BT - 1***
Form: ***bearer paper***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-43-00137-A***
State registration date: ***24.01.2003.***
State registration date of the report on the bonds issue results: ***14.03.2003***
The quantity of the bonds of the issue: ***1 000 000 pieces***
Face value of each bond of the issue: ***1 000 rubles***
The amount of the bonds issue at face value: ***1 000 000 000 rubles***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of yield due to payment in cash on the issue bonds as per one bond: ***37,81 rubles (15% % annual)***
The total size of yield due to payment in cash on all the issue bonds: ***37 810 000 rubles***
The time period established for the payment of yield on the issue bonds: ***24.05.2004***
The form and other conditions of the payment of yield on the issue bonds:
In Russian Federation currency, in cashless form
Report period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of year 2004***
Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:
Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles
Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles
Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles
Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles
Quarter 2 of 2004. (24.05.2004) – 37 810 000 rubles
The reasons of non-payment of the yield: *the yield was paid completely*
Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002.***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***1 220 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 06.11.2003***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*
Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:
Quarter 4 of 2003 - 6 768 rubles
Reasons of non-payment of the yield:
Other data on the yield on the issue bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***700 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 06.11.2003***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of yield paid on all bonds of the issue for each report period for which such yield was paid:
Quarter 1 of 2003 – 144 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Other data on the yield on the issuer bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***18 - O***
Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 1 105,60 rubles

Quarter 2 of 2004 – 0 ruble.

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Quarter 2 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 52 rubles
Quarter 1 of 2004 – 0 ruble
Quarter 2 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 728 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***
Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:
Quarter 1 of 2003 – 5 441,34 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 1 701,93 rubles
Quarter 1 of 2004 – 0 ruble
Quarter 2 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***22 - O***
Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

Quarter 1 of 2004 – 0 ruble

Quarter 2 of 2004- 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Quarter 2 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 0 ruble
Quarter 2 of 2004 – 0 ruble
Other data on the yield on the issuer bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***1 - C***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-27-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***143 440 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***14 344 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money form as per one bond: ***1 ruble per year***
The total size of yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***663 632 rubles 42 kopecks***
The time period established for the payment of yield on the issue bonds:
From 30 .06.2003 to 30.06.2005
The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:
Quarter 3 of 2003 - 34 619,1 rubles
Quarter 4 of 2003 - 19 427,85 rubles
Quarter 1 of 2004 - 34 472,83 rubles
Quarter 2 of 2004. - 14 527,62 rubles

Other data on the yield on the issue bonds: ***The payment of yield on the issue bonds is made by the issuer since 30.06.2003 – the date of starting the bonds repayment.***

Kind of securities: ***bonds***
Series: ***1 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***
The total size of yield which was due to payment on the issue bonds in money form for all the bonds of the issue***: 1824,6 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2004***
Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:
Quarter 1 of 2003 – 0 ruble
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 39,7 rubles
Quarter 4 of 2003 - 1 277,4 rubles
Quarter 1 of 2004 - 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles
Other data on the yield on the issue bonds: *none*

8.10. Other data

On June 22, 2004 the issuer's annual general shareholders meeting was held.

There are no other data about the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

APPENDIX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUEING SECURITIES
FOR QUARTER 2 OF YEAR 2004

dix to item 1.2. **Data on the issuer's bank accounts.**

Data of the issuer's bank accounts as of 01.07.2004

Full and abbreviated brand name of the bank	TIN of credit organization	Account №	Account's type	BIC of credit organization	Correspondent account № of credit organization	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of the account's opening
2	3	4	5	6	7	8	9	10
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442020001796	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№09/03, 13.01.2003	13.01.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020400003	business-account	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№01/02, 18.03.2003	18.03.2003
Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702810200010369713	settlement	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003

Closed Joint Stock Company “International Moscow’s Bank”, CJSC “International Moscow’s Bank”	7710030411	40702840800010369714	Currency, current	44525545	30101810300000000545	Representation office of CJSC “International Moscow’s Bank” in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 13	No number of 18.07.2003	18.07.2003
Closed Joint Stock Company “International Moscow’s Bank”, CJSC “International Moscow’s Bank”	7710030411	40702840400010369716	Special, transit, currency	44525545	30101810300000000545	Representation office of CJSC “International Moscow’s Bank” in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 14	No number of 18.07.2003	18.07.2003
Closed Joint Stock Company “International Moscow’s Bank”, CJSC “International Moscow’s Bank”	7710030411	40702840100010369715	Transit, currency	44525545	30101810300000000545	Representation office of CJSC “International Moscow’s Bank” in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 15	No number of 18.07.2003	18.07.2003
Open Joint Stock Company “Alfa-Bank”, OJSC “Alfa-Bank”	7728168971	40702810500010002376	settlement	42202824	30101810200000000824	Nizhny Novgorod branch of OJSC “Alfa-Bank”, 603005, Piskunov str., 45	No number of 25.07.2003	25.07.2003
Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702810924000011872	settlement	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 30.09.2003	30.09.2003
Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702840224000011872	Current, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702840224000011872	Current, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702840124000001872	Special, transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702840324000021872	Transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004

)pen Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978724000001872	Special, transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
)pen Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978924000021872	Transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142020002011	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000276	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№ 27/03-01, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000276	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str.,37	№ 27/03-01, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200276	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 38	№ 27/03-01, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200276	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 39	№ 27/03-01, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300276	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 40	№ 27/03-01, 24.02.2004	24.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300276	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 41	№ 27/03-01, 24.02.2004	24.02.2004
Joint-Stock Investment-Commercial Bank "New Moscow" (Closed Joint Stock Company), CJSC "Nomos-Bank"	7706092528	40702810900080070601	settlement	42282881	30101810300000000881	Nizhny Novgorod branch of CJSC "Nomos-Bank", 603000, Nizhny Novgorod, Studenaya str.,32	№РЮ-РР-706, 20.04.2004	20.04.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020100768	Receipts	43304609	30101810500000000609	Kirov's Branch of Savings Bank (BSB) № 8612 Kirov city, Derendyaev str.,25	№4312 , 10.02.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627170100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427350100038	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527180100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227220100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627310100302	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227360100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727290100092	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str.,96	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027030100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727330100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527440100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str.,51	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100021	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327460100099	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102498	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str.,25	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627380100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127390100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327040100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327370100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227420100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427430100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627260100025	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127340100063	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102641	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	№4169 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427410100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427210100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627400100018	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327250100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627270100015	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727160100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927230100072	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327200100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227140100024	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827190100115	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827150100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Lebayazhie, Kirov str.,19	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427070100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str.,29	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627120100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627080100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927090100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327300100010	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102640	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	№4168 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727010102642	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	№4170 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102637	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4165 , 30.09.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102638	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4166 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102639	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4167 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102633	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4161 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102634	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4162 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102656	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4179 , 09.10.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102643	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4170 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327170100046	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	№14 , 30.07.2001	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127350100105	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 25.07.2001	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127180100003	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	№146 , 29.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427220100087	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	№27 , 02.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727310100859	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	40702/859 , 17.07.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527360100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	360 , 02.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927290100067	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	40702-092 , 02.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527030100009	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627330100133	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	№20 , 01.04.1999	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427440100074	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str.,51	№40702-74, 02.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100022	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	№231 , 02.12.2002	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827460100104	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	№16-10/74 , 05.02.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102492	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4021 , 01.04.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527380100001	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	№77 , 12.01.2000	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427390100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	№26 , 12.03.1998	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627040100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	№12 , 27.02.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027370100010	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	№276 , 03.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527420100017	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	№17 , 19.11.2001	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727430100072	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	№2 , 11.04.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927260100026	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	№2122 , 03.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827340100062	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	№796 , 29.01.2003	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427130100025	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	No number of 23.09.1999	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927410100009	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 01.08.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527210100007	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 26.11.2001	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927400100019	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 05.01.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227250100082	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	№276 , 09.06.2001	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327270100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 05.01.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427160100011	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	№22 , 19.06.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327230100038	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vyatskie Polayany town, Uritskyi str., 55	№40702-038 , 04.01.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027200100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	№2 , 15.04.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927140100094	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	№10 , 15.04.2003	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427190100104	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	№10 , 10.01.2003	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827070100028	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927120100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	Cooperatio n agreement of 22.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827080100212	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	№408 , 19.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027090100002	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	Cooperatio n agreement of 22.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327280100045	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.1999	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102705	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827020102704	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 02.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102707	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4229 , 29.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102706	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4230 , 29.11.2002	01.12.2002

Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), olgo-Vyatskyi bank of RF SB	7707083893	40702810027020102708	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4233 , 2.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), olgo-Vyatskyi bank of RF SB	7707083893	40702810927020102675	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4196 , 25.10.2002	01.12.2002
Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), olgo-Vyatskyi bank of RF SB	7707083893	40702810727020102710	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4236 , 03.12.2002	01.12.2002
Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102989	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4585, 13.02.2004	01.03.2004
Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810700005651197	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	No number of 07.02.2000	01.12.2002
Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810900006021212	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	№126 , 13.04.2001	01.12.2002
Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810600038414715	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov's oblast, Kirovo-Chepetsk town, Lenin str., 36/2	№224 , 29.11.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978727020202672	Special transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978527020202671	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978627020102670	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840327020300775	Special transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840427020200775	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702812270201 02774	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810737180104833	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5508/4, 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537140010426	Expense	48860630	30101810300000000630	Volzhsk's BSB of RF SB № 6281, 425000, Volzhsk town, Lenin str., 166	№ 227, 29.10.2002	29.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637100100166	Expense	48860630	30101810300000000630	Gornomariisk's BSB of RF SB № 4447, 425000, Kozmodemiayansk town, Yubileinaya str., 9	№ 193, 09.10.2000	09.10.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810137090100051	Expense	48860630	30101810300000000630	Zvenigovo's BSB of RF SB № 4446, 425060, Zvenigovo town, Lenin str., 78	№ 147, 24.08.1998	18.10.1996
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637060100060	Expense	48860630	30101810300000000630	Sernur's BSB of RF SB № 4443, 425450, settlement Sernur, Kommunisticheskaya str., 91	№ 33/2002, 30.10.2002	31.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037120100047	Expense	48860630	30101810300000000630	Sovetskyi's BSB of RF SB № 6066, 454000, settlement Sovetskyi, Sverdlov str., 9	№ 4070201-047, 29.12.1999	29.12.1999
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180104830	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5507/4 , 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810937180104837	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5516/4 , 27.01.2004	27.01.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037180104834	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5509/4 , 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180104541	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4853/4 , 09.12.2002	09.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180100643	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 54 , 16.07.1997	16.07.1997
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180100820	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 3985 , 09.09.1998	09.09.1998
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810337180104495	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4766/4 , 03.10.2002	03.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840637020300184	Currency US$	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 184 , 17.10.2002	17.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978237020300184	Currency Euro	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,31	№ 184 , 17.10.2002	17.10.2002
Closed Joint Stock Company Commercial Bank "Guta-Bank", CJSC CB "Guta-Bank"	7710353606	40702810100090001000	Receipts	48860720	30101810100000000720	Branch "Yoshkar-Olinskyi" of CJSC CB "Guta-Bank", 424000, Yoshkar-Ola town, Vashskaya str., 8	№ 1000 , 26.11.2002	26.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100051	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№456, 4.12.2002	04.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100050	Expense	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№ 455, 4.12.2002	04.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939070100153	Receipts	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№439, 2.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810539030100166	Receipts	48952615	30101810100000000615	Kovylkino's BSB №4303 Kovylkino town, Proletarskaya str., 72	№45, 3.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239070100154	Expense	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№440, 2.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100063	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№64, 12.12.2002	12.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100062	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№63, 12.12.2002	12.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150107	Receipts	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/107, 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150108	Expense	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/108, 2.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100240	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№294, 29.11.2002	29.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100239	Expense	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№293, 29.11.2002	29.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810339010100742	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№457, 4.12.2002	04.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100137	Receipts	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№126, 2.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100138	Expense	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№127, 2.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039010100741	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№446, 29.11.2002	29.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239010100855	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№27, 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840309010100071	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№34, 29.11.2002	29.11.2002
Open Joint Stock Company Joint Stock Commercial Bank "Mordovpromstroibank", OJSC JSCB "Mordovpromstroibank"	1300034972	40702840100000001869	Receipts	48952729	30101810300000000729	OJSC JSCB "Mordovpromstroibank" Saransk town, B.Khmelnitskyi str., 36 a	№54, 20.12.2002	20.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020002022	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№40/03, 01.03.2004	01.03.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001832	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№57/03, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020001444	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№93/03, 02.03.2001	02.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978642020000248	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978442020200248	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020300248	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840042020000248	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840842020200248	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020300248	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000263	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200263	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300263	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000263	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200263	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300263	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392342020000263	Current, currency Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392142020200263	Transit, currency Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392042020300263	Special, transit Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001342	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 20.02.2003	20.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840407720000645	Current, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840517720000645	Transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003

Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840627720000645	Special, transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978007720000645	Current, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978117720000645	Transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978227720000645	Special, transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702392007720000645	Current, currency Japanese yen	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702392117720000645	Transit, currency Japanese yen	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702392227720000645	Special, transit, currency Japanese yen	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003

Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840027720000245	Special, transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978627720000245	Special, transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840807720000245	Current, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978407720000245	Current, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840917720000245	Transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978517720000245	Transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810400000000942	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840700000000942	Current, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003

Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840000001000942	Transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840300002000942	Special, transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978300000000942	Current, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978600001000942	Transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978900002000942	Special, transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392300000000942	Current, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392600001000942	Transit, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392900002000942	Special, transit, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	№942, of 04.03.2003	04.03.2003
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810200000000032	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997
Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840500000000032	Current, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997

Closed Joint Stock Company Commercial Bank “Rosbank-Volga”, CJSC “Rosbank-Volga”	5260059340	40702840800001000032	Transit, currency US$	42202814	30101810100000000814	CJSC “Rosbank-Volga”, 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
Closed Joint Stock Company Commercial Bank “Rosbank-Volga”, CJSC “Rosbank-Volga”	5260059340	40702392100000000032	Special, transit, currency US$	42202814	30101810100000000814	CJSC “Rosbank-Volga”, 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
Closed Joint Stock Company Commercial Bank “Rosbank-Volga”, CJSC “Rosbank-Volga”	5260059340	40702392100000000032	Current, currency Euro	42202814	30101810100000000814	CJSC “Rosbank-Volga”, 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
Closed Joint Stock Company Commercial Bank “Rosbank-Volga”, CJSC “Rosbank-Volga”	5260059340	40702392400001000032	Transit, currency Euro	42202814	30101810100000000814	CJSC “Rosbank-Volga”, 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
Closed Joint Stock Company Commercial Bank “Rosbank-Volga”, CJSC “Rosbank-Volga”	5260059340	40702392700002000032	Special, transit, currency Euro	42202814	30101810100000000814	CJSC “Rosbank-Volga”, 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
Open Joint Stock Company “Bank of Foreign Trade”, OJSC “Vneshtorgbank”	7702070139	40702810224000211974	Expense	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, Nizhny Novgorod city, GSP 78, Reshetnikovskaya str., 4	№1974, 03.03.2004	03.03.2004
Open Joint Stock Company “Bank of Foreign Trade”, OJSC “Vneshtorgbank”	7702070139	40702810424000011974	Receipts	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC “Vneshtorgbank”, 603950, Nizhny Novgorod city, GSP 78, Reshetnikovskaya str., 5	№1974, 19.02.2004	19.02.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810042160001823	Receipts	42202603	30101810900000000603	Dzerzhinsk’s BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.2001	24.01.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810442410002075	Receipts	42202603	30101810900000000603	Sarov’s BSB №7695/01, Ardatov, Chkalov str., 1a	No number of 06.06.1997	06.06.1997
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360105164	Receipts	42202603	30101810900000000603	Pavlovo’s BSB №4378/097, Bogorodsk, Lenin str., 206-a	No number of 08.10.2002	08.10.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360103072	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/095, Vacha, Sovetskaya str., 26	No number of 01.03.2001	01.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842410004071	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/35, Voznesensk, Sovetskaya str., 14	No number of 01.03.2001	07.07.1995
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842160001007	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342/094, Volodarsk, Kooperativnaya str., 15	No number of 08.08.1998	08.08.1998
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842370000270	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379, Vyksa, Krasnye Zori str., 7-a	No number of 10.10.2002	10.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810742370104687	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/043, Kulebari, S.Razin str., 50	No number of 10.10.2002	10.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342370108067	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/0050, Navashino, Dzerzhinskyi str., 4	No number of 10.10.2002	10.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842360100533	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Pavlovo, Suvorov str., 14	No number of 10.10.2002	10.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810142360101054	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Sosnovskoe, Lenin str., 60	No number of 29.03.2001	29.03.2001
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007140000024	Receipts	42202772	30101810200000000772	Dzerzhinsk's branch of CJSC "Nizhegorodpromstroibank", Dzerzhinsk, Pravdy str., 2	No number of 24.01.1996	24.01.1996

Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810507830000157	Receipts	42202772	30101810200000000772	Navashino's branch of CJSC "Nizhegorodpromstroibank", Navashino, Pochtovaya str., 1	No number of 01.07.1993	01.07.1993
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207880000033	Receipts	42202772	30101810200000000772	Kulebaki's branch of CJSC "Nizhegorodpromstroibank", Kulebaki, Vorovskyi str., 41	No number of 30.07.1993	30.07.1993
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810542160102840	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.1996	24.01.1996
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542140100558	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	№558 , 25.12.2000	25.12.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100688	Expense	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 31.10.2003	31.10.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140101180	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 22.12.2000	11.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542110000345	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 23.12.2000	29.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942210000094	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 25.12.2000	25.12.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642180000071	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	26.12.2000

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042130000317	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 28.12.2000	15.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100167	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	28.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140100372	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 26.12.2000	27.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742190000385	Receipts	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№01, 03.01.2001	09.12.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342190000879	Expense	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№284\03, 30.10.2003	30.10.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842320000194	Receipts	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	15.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320000361	Expense	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	29.10.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240180057	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/076, village B.Boldino, Krasnaya str., 9	№02 , 01.07.2003	22.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042320007159	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0108, settlement Vad, May 1 str., 39/A	№02 , 01.07.2003	05.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240160051	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/064, village Gagino, Kommunisticheskaya str., 12/A	№02 , 01.07.2003	23.02.2001

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242190005055	Subaccount	42202603	30101810900000000603	Kstovo's BSB №4345/049, settlement D.Konstantinovo, Sovetskaya str., 48	№02 , 01.07.2003	02.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242410003096	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/025, village Diveevo, Shkolnaya str., 5A	№02 , 01.07.2003	01.03.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242240100101	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354, Lukoayanov town, Krasnyi pereulok, 11	№02 , 01.07.2003	22.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642410005050	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/047, Pervomaisk town, Ulyanov str., 1	№02 , 01.07.2003	20.09.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320006158	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0101, Perevoz town, Lugovaya str., 37	№02 , 01.07.2003	26.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942240130028	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/042, village Pochinki, Lunacharskyi str.	№02 , 01.07.2003	22.03.2000
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642320005069	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/084, settlement Shatki, Federativnaya str., 11	№02 , 01.07.2003	15.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842340003155	Receipts	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№ 02 , 01.07.2003	07.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542340003222	Expense	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№119/2 , 30.10.03	30.10.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340002071	Subaccount	42202603	30101810900000000603	Additional office №4370/051of Shakhuniya's BSB №4370, Vetluga town, Lenin str., 456	№ 02 , 01.07.2003	09.02.2001

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110120055	Subaccount	42202603	30101810900000000603	Additional office №4335/078 of Bor's BSB №4335 settlement Varnavino, Komsomolskaya str., 2	№ 02 , 01.07.2003	09.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742110110116	Subaccount	42202603	30101810900000000603	Additional office №4335/071 of Bor's BSB №4335 settlement Kr.Baki, Svobody str., 57	№ 02 , 01.07.2003	09.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340005090	Subaccount	42202603	30101810900000000603	Additional office №4370/074 of Shakhuniya's BSB №4370, settlement Tonkino, Kommunisticheskaya str.	№ 02 , 01.07.2003	08.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342340006348	Subaccount	42202603	30101810900000000603	Additional office №4370/078 of Shakhuniya's BSB №4370, settlement Tonshaevo, Tsentralnaya str., 25	№ 02 , 01.07.2003	08.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340000183	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№ 02 , 01.07.2003	08.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340004091	Subaccount	42202603	30101810900000000603	Additional office №4370/070 of Shakhuniya's BSB №4370, settlement Sharanga, Lenin str., 37	№ 02 , 01.07.2003	08.02.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142340000191	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340000192	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207720000150	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 31.05.1994	31.05.1994

Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40206810807727310011	Budget	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 02.12.1996	02.12.1996
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007720001294	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 08.10.2002	08.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042020001714	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	No number of 09.10.2002	09.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001939	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	No number of 31.10.2003	31.10.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810407720000002	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2003	01.01.1998
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810607720001296	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2004	08.10.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942050004276	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 40702810942050004276 , 30.10.2003	30.10.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442050003395	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 36	№ 40702810442050003395 , 11.10.2002	11.10.2002

Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001290	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 26.09.2002	26.09.2002
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810907720000942	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 12.08.1999	12.08.1999
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742020001674	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№90/03 , 7.06.2002	07.06.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242020001938	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№256/03 , 31.10.2003	31.10.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246170120169	Receipts	045354601	30101810300000000806	Abdulinskoe BSB 4237/052461630 Buguruslan town, Revolutsionnaya str., 13	№ 169 , 3.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260120128	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7618 , 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260100452	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7616 , 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646260100453	Expense	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7617 , 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746170100168	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 168 , 3.12.2002	03.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946260140074	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7916 , 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046110100129	Expense	045354601	30101810600000000601	Oktayabrskoe BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 200 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746110100128	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 201 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846040100088	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	№ 18 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810446110103014	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	Add. Aggr. №3 of 16.06.04 To contract №18 of 02.12.02	16.06.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110000268	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	№ 202 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110102315	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	Add. Aggr. w/o number of 22.06.04 To contract №202 of 02.12.02	22.06.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810346150100633	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810946150100635	Expense	045354601	30101810600000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646050102933	Receipts	045354601	30101810600000000601	Perevolotskoe BSB 8623/034, 61263 settlement Perevolotsk, Leninskaya str., 115 a	№ 6 , 26.09.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346300100024	Receipts	045354601	30101810600000000601	Krasnogvardeiskoe BSB 6090, 461150 village Pleshanovo, Gagarin str., 29-a	№ 360 , 03.12.2002	02.12.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810646150100634	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235/073, 461170 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546330100111	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094, 461200 village Novosergievka, Sovetskaya str.	№ 2 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546080100254	Receipts	045354601	30101810600000000601	Yasnenskoe BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 501 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100255	Expense	045354601	30101810600000000601	Yasnenskoe BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 502 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046080200256	Receipts	045354601	30101810600000000601	Yasnenskoe BSB 4324/032 462734 settlement Dombarovskyi, Gorky str., 2-a	№ 503 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100093	Receipts	045354601	30101810600000000601	Svetlinskoe BSB 7910, 462740 settlement Svetlyi, Torgovaya str., 4	№ 34 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146270100095	Receipts	045354601	30101810600000000601	Adamovskoe BSB 2085, 462830 settlement Adamovka, Lenin str., 18	№ 28Б-02 , 03.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546120100091	Receipts	045354601	30101810600000000601	Kvarkeno's BSB 4229, 462860 settlement Kvarkeno, Tsentralnaya str., 23 A	№ 040702810546120100091 , 04.12.2002	04.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846320179124	Receipts	045354601	30101810600000000601	Gaiskoe BSB 6093, settlement Novoorsk, Lenin str., 7 б	№ 040702810 546120100 124 , 03.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646310111415	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1415 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946310111416	Expense	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1416 , 29.11.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846220100772	Receipts	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108 462201007 72 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146220100773	Expense	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108 462201007 73 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546320100231	Receipts	045354601	30101810600000000601	Gai's BSB 6093, 462630 Gai town, Dekabristov str., 6	№ 407028108 462201002 31 , 2.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246280120004	Receipts	045354601	30101810600000000601	Kuvandykskoe BSB 6088/056, 462270 Mednogorsk town, Lenin str., 4	№ 4070204 , 2.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646140100243	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346050101933	Receipts	045354601	30101810600000000601	Orenburg's BSB 8623/03, 460000 Orenburg city, Pravdy str., 57	№ 30 , 2.12.2002	3.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646210100102	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346140100242	Expense	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646280100268	Settlement	045354601	30101810600000000601	Kuvaldyk"s BSB 6088, 462243 Kuvaldyk town, Orenburgskaya str., 23	№ 40702/268 , 2.12.2002	01.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346130120135	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232/037, 461330 settlement Belayaevka, Bankovskaya str., 11a	№ 20135 , 2.12.2002	01.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746130100205	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232, 462100 settlement Saraktash, Mira str., 92	№ 55 , 8.05.03	01.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946280100269	Expense	045354601	30101810600000000601	Kuvaldyk's BSB 6088, 462243 Kuvaldyk town, Orenburgskaya str., 23	№ 40702/269 , 2.12.2002	01.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346200100658	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-129 , 29.11.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646200100659	Expense	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-130 , 29.11.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946200200657	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251/080, 461800 settlement Grachevka, Sovetskaya str., 2	№ 5-128 , 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946290100165	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461060 settlement Kurmanaevka, Krestiayanskaya str., 8a	№ 489 , 2.12.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246290100166	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461980 settlement Pervomaiskyi, Mirnaya str., 29a	№ 490 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810246150100636	Receipts	045354601	30101810600000000601	Sorochinskoe BSB 4235/096, 461131 settlement Totskoe, Krasnaya ploshchad str., 8	№ 513 , 03.12.2004	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100215	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 99 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100214	Expense	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 98 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246330100301	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094/043, 461450 village Alexandrovka, Roshchipkin str., 8	No number of 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546160100213	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236/029, 461450 village Ponomarevka, Sovetskaya str., 26	№ 155 , 2.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810000030000698	Settlement	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810900030100698	Current	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810700030800020	Corporate	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock bank of gas industry "Gazprombank", CJSC JSB "Gazprombank"	7744001497	40702810960230000986	Settlement	045354854	30101810800000000854	CJSC JSB "Gazprombank" – Orenburg's branch, 460021 Orenburg city, Pravdy str., 18	№986 , 02.12.2002	02.12.2002

Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810900000003064	Settlement	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№343 , 04.12.2002	04.12.2002
Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40203810700000003064	Budget	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№344 , 04.12.2002	05.12.2002
Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810500000000771	Settlement subaccount	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№ 197 , 09.02.2004	09.02.2004
Head Cash Center of Main Department of RF Central Bank in Orenburg oblast	7702235133	40203810400000000016	Budget	045354001	None	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg city, Krasnoznamennaya str., 22	№02-155 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546020102047	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/442 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846020102048	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/443 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146020102049	Current	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№ 16-01/444 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840246020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840146020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840046020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2202

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978846020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/14 4 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978746020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/14 4 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978646020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/14 4 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000112954	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 012954 29.11.2002	27.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948000113390	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013390 30.01.2004	30.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978248000200230	Currency, transit	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297 800230 21.01.2003	21.01.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978348000100230	Currency, current	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297 800230 21.01.2003	21.01.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112962	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12962, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248000113391	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013391 30.01.04	30.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112961	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12961, 29.11.2002	01.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000113393	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013393 02.02.2004	02.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112958	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12958, 29.11.2002	30.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548000113392	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013392 30.01.2004	30.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112959	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12959, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748000112960	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12960, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948060100068	Receipts	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№68, 28.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248060100085	Expense	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№ 407028100 085 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648270100161	Receipts	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№829, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148270100182	Expense	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№4070281 000182 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748110100202	Receipts	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№202, 29.11.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848110100225	Expense	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№4070281 000225 29.01.2004	29.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260105057	Receipts	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№57, 28.11.2002	28.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348260105081	Expense	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№4070281 00105081, 29.01.2004	29.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948260100101	Receipts	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№101, 28.11.2002	28.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260100117	Expense	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№4070281 00100117, 27.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248180101061	Receipts	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№15, 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048180101067	Expense	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№ 51, 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148180100065	Receipts	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№13, 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648180100073	Expense	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№ 52, 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348330100123	Receipts	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№522, 29.11.02	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648330100140	Expense	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№407021100140 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048050100664	Receipts	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	664 of 29.11.02	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348050100681	Expense	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	№ 681, 29.01.2004	29.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848030100677	Receipts	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№408, 28.11.2002	28.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248050100756	Expense	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№ 4070281000756 of 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230100422	Expense	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№422, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230100423	Receipts	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№423, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230110108	Receipts	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№184, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048230110128	Expense	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№4070281010128 04.02.2004	04.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148050100098	Receipts	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№98, 29.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948050100175	Expense	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№ 175, 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448210100091	Receipts	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548210100221	Expense	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 03.02.2004	03.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810084290100136	Receipts	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548290100186	Expense	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107063	Receipts	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№10, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107089	Expense	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№ 1, 07.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948290108050	Receipts	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848290108066	Expense	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	№ 4070281008066 of 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948230101062	Receipts	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	264 of 28.11.02	28.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230101082	Expense	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	№4070281 001082 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100106	Receipts	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№318, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100119	Expense	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№4070281 000119 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548080110030	Receipts	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№319, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648080110037	Expense	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№4070281 010037 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448100100428	Expense	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/428 of 29.11.02	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748100100429	Receipts	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/429 of 29.11.02	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105056	Receipts	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№40702/05 6, 26.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105069	Expense	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№ 40702/67, 05.02.2004	05.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548100107046	Receipts	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str.,	№ 142 of 29.11.2002	29.11.2002

						21a		
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948100107060	Expense	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№4070281 000158 05.02.2004	05.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848170100061	Receipts	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 382, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648170100083	Expense	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 415, 30.01.2004	30.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948200100239	Receipts	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№364, 02.12.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748200100316	Expense	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№4070281 000316 02.02.2004	02.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748190100141	Receipts	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№59, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848190100164	Expense	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№4070281 000164 29.01.2004	29.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748170105056	Receipts	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№381, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548170105065	Expense	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№ 416, 30.01.2004	30.01.2004

Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810900000001120	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1120, 29.11.2002	03.12.2002
Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810500000001106	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1106, 02.12.2002	01.12.2002
Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810008000000007	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza-19 town, Zarechnaya str., 1	№ 192, 29.11.2002	01.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810622000000753	Receipts	045655715	30101810700000000715	Vneshtorgbank, branch in Penza city, Penza city, Moskovskaya str., 9	№ 857, 29.11.2002	29.11.2002
Limited Liability Company Commercial Bank "Ogni Moskvy", LLC CB "Ogni Moskvy"	7701028536	40702810490000000008	Expense	045655731	30101810700000000731	LLC CB "Ogni Moskvy" – Penza's Branch, Penza city, Kuprin str., 3	№ 72008, 12.03.2004	12.03.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154110104404	Receipts	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4366, 05.12.2002	27.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454110104405	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4367, 05.12.2002	27.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554110104499	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4370, 10.12.2002	10.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702810200000003673	Expense	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 315/02, 06.12.2002	05.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002

Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840400980003673	Special, currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978000980003673	Special, currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978820002001189	Special, currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978220001001188	Currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978620000001187	Currency, current	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810420000001186	Settlement	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1023, 10.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840954110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840854110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840754110300212	Special, currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978554110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978454110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978354110300212	Special, currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654110400006	Business-account	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 73, 13.01.2003	13.01.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654090101360	Receipts	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 360, 02.10.2002	02.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954090101361	Expense	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 361, 02.10.2002	02.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454070101205	Receipts	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-1, 01.10.2002	01.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054070101210	Expense	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-2, 01.10.2002	01.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654160100330	Receipts	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 365, 30.10.2002	30.10.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954160100331	Expense	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 366, 30.10.2002	30.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054300100266	Receipts	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-41, 03.10.2002	03.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654300100268	Expense	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-42, 03.10.2002	03.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554050101604	Receipts	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338/1, 02.10.2002	01.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810254050101603	Expense	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338, 02.10.2002	01.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054150100403	Receipts	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106, 02.10.2002	02.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810354150100404	Expense	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106a, 02.10.2002	02.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810854030100765	Receipts	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 155, 02.10.2002	05.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154030100766	Expense	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156, 02.10.2002	05.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154280102776	Receipts	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 397, 02.10.2002	02.09.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454280102777	Expense	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 398, 02.10.2002	02.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056050110096	Receipts	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№337, 02.12.2002	02.12.02.
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356050110097	Expense	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№338 , 02.12.2002	02.12.02.
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556440100145	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№80E/2002 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256440100144	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№79E/2002 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456080100171	Receipts	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/171 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756080100172	Expense	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/172 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456230110160	Expense	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056230110159	Receipts	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256250100224	Receipts	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№84 , 02.12.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556250100225	Expense	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№85 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556240101386	Receipts	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 86 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856240101387	Expense	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 87 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356300100100	Expense	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№15 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056300100099	Receipts	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№14 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756340102111	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056340102112	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756260100125	Receipts	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№52 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456260100124	Expense	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№53 , 02.12.2002	09.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810100000001129	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№934 , 28.11.2002	28.11.2002

Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011129	Expense	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№942 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100106	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100105	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456410100301	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993, 412210, Arkadak town, Lenin str., 75	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110568	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/090, 412370, settlement Samoilovka, 30 years of Pobedy str., 2	№881 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756410100302	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993/032 , 412070, settlement Turki, Sovetskaya str., 37	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856420110567	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/077, 412270, settlement Romanovka, Narodnaya str., 16	№880 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156200110335	Expense	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№126 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856200110334	Receipts	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№125 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280100106	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№38 , 02.12.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756280100105	Expense	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№37 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856290101078	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968/021 , 413620, settlement Ozinki, Pushkinskaya str., 46	№47 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256290100093	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968, 413440, settlement Dergachi, Sovietskaya str., 53	№46 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656210100165	Expense	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№289 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956210100166	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№290 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256210100167	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956/040, 412460, settlement Lysye Gory, Sovetskaya str., 49	№291 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856140110122	Expense	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/12 2 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156140110123	Receipts	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/12 3 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556150100228	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856150100229	Expense	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756150111114	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/046, 413320, village Piterka, Lenin str., 108	№407.02.1 14 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056270100116	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966 , 413360, Novouzensk town, Sovetskaya str., 8	№40 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656270110072	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966/027, 413370, settlement AlGai, Sovetskaya str., 13	№41 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656340100310	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256340100309	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356310100129	Expense	046311649	30101810500000000649	Perelyub's BSB № 3970, 413750, village Perelyub, Chkalov str., 22	№96 , 06.12.2002	06.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056170101134	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756170101133	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456150102054	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/057, 413230, Krasnyi Kut town, Pobedy avenue, 23a.	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280101066	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967/047 , 413100, Ershov town, Rabochaya str., 14	No number of 02.12.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856120100181	Receipts	046311649	30101810500000000649	Marx BSB № 4026, 413093, Marx town, Lenin avenue, 46a	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456190100090	Receipts	046311649	30101810500000000649	Sovetsk's BSB № 4034 , 413211, settlement Stepnoe, 50 years of Pobedy str., 9	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456170101132	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№338 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156170101131	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№337 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101526	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2135 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056020101527	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2136 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101500	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	Add. Aggr. w/o number of 01.03.2004 to contract 1168 24.10.2002	01.03.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978856030100210	Current, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978756030200210	Transit, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978656030300210	Special, transit, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167, 21.10.2002	21.10.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011080	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 22.10.2002	22.10.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978000000001080	Current, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978400008001080	Special, transit, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978700009001080	Transit, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456020114114	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№4070281045602011 4114, 26.01.2004	26.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169060100108	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 27, 04.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869060100107	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 26, 04.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810769070100116	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115344, 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469070100115	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115343, 05.12.2002	05.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869030100124	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 102, 11.12.2002	11.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810569030100123	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 101, 11.12.2002	11.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969110100973	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad, Gagarin str., 6	№ 260 , 09.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669110100972	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad, Gagarin str., 6	№ 259 , 09.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469080001055	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 136 , 15.12.2002	15.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169080001054	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 135 , 15.12.2003	15.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669020107227	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7228 , 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969020107228	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7227 , 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810069020107225	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7225 , 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810369020107226	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7226 , 05.12.2002 with add.	05.12.2002

							Aggr. of 01.03.2004	
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169020108360	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 8360 , 18.02.2004	18.02.2004
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810200230101081	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 04-19 , 27.02.2004	01.03.2004
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810300230001081	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-180 , 05.12.2002	05.12.2002
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810600230001079	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-178 , 02.12.2002	04.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368020101860	Expense	049401601	30101810400000000601	Udmutriya's department № 8618, Izhevsk city, Krasnaya str., 105	№2501, 02.12.2002	02.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768140100493	Receipts	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№169, 29.11.2002	29.11.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368140100770	Expense	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№441, 28.01.2004	28.01.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368220101136	Receipts	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№265 , 12.02.2002	12.02.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810668220101195	Expense	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№313 , 29.01.2004	29.01.2004

Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810468090100157	Receipts	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№177/1 , 26.12.2002	26.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810568090100510	Expense	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№3 , 15.01.2004	15.01.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268050100384	Receipts	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№46 , 29.11.2002	29.11.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068050100487	Expense	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№3 , 02.02.2004	02.02.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368210100477	Receipts	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1016 , 28.11.2002	28.11.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068210100528	Expense	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1178 , 16.01.2004	05.02.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268160100261	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№261 , 02.12.2002	02.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368160100310	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№310 , 04.02.2004	04.02.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268020101805	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2500 , 02.12.2002	02.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840268020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002

Zapadno-Uralskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840168020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840068020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978868020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978768020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978668020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810408450000336	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 040845000 0336, 16.01.2004	16.01.2004
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810208450000332	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 020845000 0332, 02.12.2002	02.12.2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810908450000331	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 090845000 0331, 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), 'olgo-Vyatskyi bank of RF SB	7707083893	40702810175040101068	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102) 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 407028101 750401010 68 of 03.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock ommercial Savings Bank of RF (Open Joint Stock Company), 'olgo-Vyatskyi bank of RF SB	7707083893	40702810075020102475	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2475 of 28.11.2002	02.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102474	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2474 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375020102476	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2476 of 02.12.2002	02.12.2002
Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", OJSC JSCB "Sviyaz-Bank"	7710301140	40702810700270000436	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Sviyaz-Bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 407028107002700004 36 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100179	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440 village Batyrevo) 429350, village Batyrevo, Lenin avenue, 7a	№ 407028106752101001 79/02 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375080100162	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440 village Komsomolskoe) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 407028103750801001 62 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975100104095	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 407028109751001040 95 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975090000089	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 90000089 of 28.11.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175060100395	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 4070210395 of 02.12.2002	02.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975120000166	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№ 407028109 751200001 66 of 03.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775060105075	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5075 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775230100240	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472 settlement Kugesi) 429500, settlement Kugesi, Sovetskaya str., 23	№ 414 of 03.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275150100150	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi posad town, Lazo str., 63	№ 40702/150 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875140000136	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 407028108 751400001 36 of 03.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375190100120	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 22 of 28.11.2002	28.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875180000170	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437), 429900, Tsivilsk town, Nikolaev str., 2б	№ 407028108 751800001 70 of 04.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775130100159	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 407028107 751301001 59 of 03.12.2002	02.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075030000114	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/114 of 03.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175160000104	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 40 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102473	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2473 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475170100367	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836 Shumerliya town) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200367 of 03.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575070100309	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508 Alatyr town) 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475110000066	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 4070220066 of 01.06.2003	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175110000358	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/358 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075200000096	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438 village Krasnye Chetai) 429040, village Krasnye Chetai, Novaya str., 12	№ 40702810075200000096 of 29.11.2002	29.11.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104090	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204023 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102472	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2472 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102466	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2466 of 02.12.2002	21.11.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810819000001974	Receipts	49706751	30101810300000000751	Chuvashiya's branch of "Vneshtorgbank", 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.2002	02.12.2002
Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-bank", OJSC JSCB "Sviyaz-bank"	7710301140	40702810000270000437	Receipts	49706740	30101810900000000740	Chuvashiy's branch of OJSC JSCB "Sviyaz-bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810000270000437 of 29.11.2002	29.11.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101220	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102), 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 101220 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875020102798	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102798 of 28.01.2004	28.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575020102797	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102797 of 28.01.2004	28.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102799	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102799 of 28.01.2004	28.01.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100221	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440) 429350, village Batyrevo, Lenin avenue, 7a	№ 407028106752101002 21 of 22.01.2004	22.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575080100195	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702/195 of 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775100104114	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 281 of 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775090000111	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 407028107750900001 11 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975060100540	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 40702/0540 of 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275120000196	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№40702/196 of 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375060105103	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5103 of 23.01.2004	23.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175230100293	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472) 429500, settlement Kugesi, Sovetskaya str., 23	№ 04 of 26.01.2004	26.01.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175150100182	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi Posad town, Lazo str., 63	№ 40702/182 of 26.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475140000167	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 40702810475140000167 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775190100157	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 2 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675180000202	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437) 429900, Tsivilsk town, Nikolaev str., 26	№ 40702810675180000202 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675130100181	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 40702/181 of 27.01 2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275030000134	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/134 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475160000147	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 84 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102800	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102800 of 29.01.2004	29.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775170100423	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200423 of 26.01.2004	26.01.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375070100392	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508) 429800, Alatyr town, Lenin str., 25	№ 392 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170120087	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikov, Sovetskaya str., 11	№ 4070220087 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775110100412	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/0100412 of 28.01.2004	28.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275200000113	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438) 429040, village Krasnye Chetai, Novaya str., 12	№ 40702810275200000113 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104117	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204117 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102796	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102796 of 28.01.2004	28.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102801	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102801 of 30.01.2004	30.01.2004

***ppendix to item 3.2.4.* The issuer's suppliers which share is 10 and more percent of all supplies of inventory with indication of their share in tal volume of supplies.**

otes:

The data are provided for all kinds of purchased products.

The suppliers providing over 10% of products of the total volume of supplies are indicated in columns 1-3.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies, %
			Region	Products suppliers name	Products suppliers address		
А	Б	Д	1	2	3	5	6
6 months of year 2004	Construction and installation activities	Thousand rubles	Privolzhskyi	**OJSC "Sviyazstroi-4"**	Saransk town	**280 141**	**13,1**
	Switching equipment	Thousand rubles	Europe	**"Alcatel", CJSC "Alcatel"**	Germany	**247 963**	**11,6**
	Materials	Thousand rubles	Privolzhskyi	**CJSC "Samara's cable company"**	Samara city	**239 582**	**11,2**
	Construction and installation activities	Thousand rubles	Central	**OJSC "SoyuzTelephonStroi"**	Moscow city	**237 339**	**11**

The share of import makes 26 % of total volume of purchased equipment.

ppendix to item 3.2.13. **Additional requirements to the issuers, the core activity of which is to provide communication services.**

'erritory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
;aratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
;alashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
;aratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
;aratov city	№ 1029224 of 26.08.2003	To 25.11.2005	330MHz
;irov city BS-1 ;ettlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
;irov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
;irov city	№ 1022733 of 30.04.2003		159-161MHz
;amara city BS-1,2,3,4,5,6,7, 'okhvistnevo town BS- 8, ;yzran town BS- 9, ;higulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
;amara city BS-1,2,3,4, ;ettlement Bereza BS-5, ;yzran town BS-6,7 ;ovokuibyshevsk town BS-8, 'oliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
;aransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
;amenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
'enza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
;stovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
)zerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
;izhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
;ergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
;rzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
'oshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz

Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
Volzhsk town Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17 Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	To 01.02.2006	453-457,5MHz/ 463-467,5MHz
The Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
The Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz

aransk town BS-1 ettlement Atyurievo BS-2 uzaevka town BS-3 arask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
renburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
lexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
idyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
sekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
ndreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
lexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
ksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
bdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
lagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
orodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
uzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
uguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
alandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
estuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
urtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
uzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
eselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
asilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
erkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
ozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
yazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL

amaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
erasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
eorgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
rachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
obrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
mitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
melyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
fimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
lek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
vanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
arechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
apadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
elenyi dol	№ 03-01865 09.10.2003	01.08.2005	6TV CHANNEL
agorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
atonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
hirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
omissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
optyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
inzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
oskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
varkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
yzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
ozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
rasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
ulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.2003	01.08.2005	9TV CHANNEL 12TV CHANNEL
ovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
amennoimangulovo	№ 03-01869 of 08.10.2003	01.08.2005	9TV CHANNEL

	№ 03-01870 of 08.10.2003		7TV CHANNEL
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Mustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL

ovoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
ovospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
esterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
izhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
ovovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
ovonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
ovoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
ovomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
evezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
evezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
ovomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
ovonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
izhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
ikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
evolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
usskyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
usskyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
usskaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
yabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
annee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
ybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
zhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
omashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
amarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
ladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
vetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
ukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
ovetskoe	№ 03-05000 of 23.10.2003	01.08.2005	6TV CHANNEL

	№ 03-04996 of 23.10.2003	01.08.2005	4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL

Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003	01.08.2005	4TV CHANNEL
	№ 03-04969 of 15.10.2003	01.08.2005	7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003	01.08.2005	4TV CHANNEL
	№ 03-04965 of 20.10.2003	01.08.2005	11TV CHANNEL
	№ 03-04984 of 15.10.2003	01.08.2005	9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
Pobeda	№ 03-04980 of 20.10.2003	01.08.2005	4TV CHANNEL
	№ 03-04979 of 15.10.2003	01.08.2005	7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003	01.08.2005	11TV CHANNEL
	№ 03-04975 of 20.10.2003	01.08.2005	8TV CHANNEL
Pervomaiskyi	№ 03-06748 of 12.11.2003	01.08.2005	8TV CHANNEL
	№ 03-06528 of 05.11.2003	01.08.2005	12TV CHANNEL
	№ 03-06749 of 12.11.2003		5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
Uteevo	№ 03-06692 of 12.11.2003	01.08.2005	7TV CHANNEL
	№ 03-06744 of 05.11.2003		5TV CHANNEL
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
Uspenka	№ 03-06722 of 12.11.2003	01.08.2005	8TV CHANNEL
	№ 03-06690 of 05.11.2003		4TV CHANNEL
Khortista	№ 03-06737 of 12.11.2003	01.08.2005	3TV CHANNEL
	№ 03-06739 of 12.11.2003		2TV CHANNEL
Fedorovka	№ 03-06715 of 12.11.2003	01.08.2005	2TV CHANNEL
	№ 03-06716 of 12.11.2003		12TV CHANNEL
	№ 03-06742 of 12.11.2003		12TV CHANNEL
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
Shirokoe	№ 03-06534 of 05.11.2003	01.08.2005	5TV CHANNEL
	№ 03-06533 of 05.11.2003		9TV CHANNEL
Shestakovka	№ 03-06530 of 05.11.2003	01.08.2005	11TV CHANNEL
	№ 03-06531 of 05.11.2003		3TV CHANNEL

Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
Yakovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
Ruzaevka town			67,46
Vyatskie polyany town		29.10.1999	67,91
Sovietsk town		12.01.2001	67,07
Yavas town		05.07.2001	67,67
Uni town		16.11.99	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town		16.11.99	73,28
Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	To 20.03.2004	102MHz

Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
Oktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz, 5310KHz, 7555KHz, 7605KHz, 10475KHz
Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz

Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
Pochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz

MWR-1750			
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
Settlement Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz

Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
Settlement Nagorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
Malmyzh – settlement Sludka –Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
Settlement Oparino – settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
Tuzha – Bezdenezhie – Mikhailovskoe MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz

Dukhovnitskoe MWR-6699			
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz

amara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
amara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
oliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
amara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
illage Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
amara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
ettlement Severnoe – village Russkyi andyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
uzuluk – Proskurino, Buzuluk – oltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
rsk town – settlement Novoorsk MWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
uguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 of 25.11.2002	15.11.2007	7-8GHz
uzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
illage Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
ai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
ovoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
ai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
urmanovo – Pervomaiskyi – evolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
ek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
ettlement Saraktash – settlement yulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
asnyi town – settlement Svetlyi IWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
kbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
lyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
CD-ATX-4 Buguruslan town IWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz

Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
Orenburg city – state farm “Sakmarskyi” MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024MHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz

Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz
Krasnogorskoe – Kokman MWR-3729			10-11GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz

Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
Kanash – Yamashevo MWR-1135			10-11GHz
Ibrisi - Buguyany			10-11GHz
Ibrisi - Berezovka			10-11GHz
Alatyr – Atrar MWR-3062			10-11GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz

'olodarsk town – settlement Iliinogorsk - settlement Novosmolinskyi – ettlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
ulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
osnovskoe – Elizarovo	№ 1018907 of 02.06.2003	28.05.2008	10-11GHz
osnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
rzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
rzamas – Abramovo – Vasiliev Vrag – ustyn – Lomovka – Kirillovka – azakovo – Morozovka – Novyi Usad – umanovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
'ad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
iveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
lukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
rzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
ustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
bramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
rzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
rzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
rzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
irillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
lukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
rzamas – Shatovka	№ 1003310 of 26.06.2003	18.06.2008	10-11GHz
rzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
rzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
or – Linda Bor – Ostankino MWR-)84	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
or – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
or – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
alakhna - alakhna - Rylovo alakhna – Maloe Kozino alakhna - Lukino	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz

Balakhna – Shalimovo - Konevo Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633			
Balakhna - Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	To 03.06.2008	10-11GHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	To 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	To 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	To 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	To 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	To 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	To 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	To 29.07.2008	10-11GHz

hakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	To 10.06.2008	7-8GHz
hakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
'arnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
'arnavino – Krasnie Baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Jren – Semenovo MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Jren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
hakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
hakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
haranga – Ustinskoe MWR-4936	№ 1003293 of 21.06.2003	10.06.2008	10-11GHz
katy – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
hakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
rasnie Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Jren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
lizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Balakhna – orodets MWR-0369	№ 1027553 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Balakhna – orodets MWR-2873	№ 1027551 of 22.09.2003	To 09.09.2008	10-11GHz
ruzhnyi – Zhdanovskyi MWR-4372 of 6.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
'illage Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
echenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
echenovo town – village 1.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Jrazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
stovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
ergach – Sergachskyi lizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz

Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Kantaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008г	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz

/lozhga town ettlement Igra arapul town			
/ledayany, Rabotki, Vad, Annenkovskyi arier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
ilazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
/otkinsk zhevsk arapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
stovo town ettlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
lizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
lizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
haranga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
onkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
ogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
ettlement Varnavino – settlement /oskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
/etluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
ettlement Tonshaevo – village /yakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
ettlement Tonshaevo – settlement azener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
ettlement Tonshaevo – settlement uzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
ren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
ren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343

Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343

Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343

Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
Village Semisola – village Petrovskoe	№ 12-1058 of 1.09.2003	01.09.2006	307;343
Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
Settlement Kemliaya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
Nolinsk town of Kirov's oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

Appendix to item 3.2.9 **Data on the issuer's licenses.**

№№	LICENSE NAME	LICENSE NUMBER ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (to 08.04.2004);	License of RF Ministry on communication and informatization
12	Provision of services of	№ 17234 of 31.10.2002	License of RF Ministry on

	broadcasting TV programs over cable TV network	(to 25.01.2006) the Republic of Mordoviya; № 20830 of 31.10.2002 (to 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (to 09.03.2005) the Republic of Chuvashiya; № 14461 of 31.10.2002 (to 09.03.2005) the Republic of Maryi El; № 25379 of 31.10.2002 (to 14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (to 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (to 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (to 31.12.2006) Kirov oblast	communication and informatization
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (to 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (to 19.05.2005) the Republic of Mordoviya; № 12282 of 31.10.2002 (to 24.06.2004) Kirov oblast; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast.	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005) Samara oblast; № 23264 of 31.10.2002 (to 20.05.2007) the Republic of Mordoviya; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (to 24.06.2004) Kirov oblast; № 25357 of 14.03.2003 (to 14.03.2006)	License of RF Ministry on communication and informatization

		Samara oblast.	
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006);	License of RF Ministry on communication and informatization
17.	For carrying out medical activity	№ Г 793689 М 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic;
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	RF state committee on construction and housing and municipal complex;
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
	The right of use of subsurface resources	ИЖВ № 00700	Ministry of natural resources and environment
	For carrying out the activity of hazardous waste management	М04/0011/Л of 31.05.2004	RF Ministry of natural resources
20.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
21.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone

	scale topographic survey of ground and underground constructions at 1:500-1:5000 scale		
22.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
23.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
24.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
25.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/TO-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic, Department of education of Kirov's oblast
26.	Transportation of passengers by automobile transport	№ ACC 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
27.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
28.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003	Territorial departments of Federal Security Service

		Л3/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	
29	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media
	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (to 13.08.2008);	
	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (to 03.07.2005);	
	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (to 24.09.2008);	
	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (to 04.07.2008);	
	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003 (to 12.11.2006)	
	Mass medium "Atlas"	Series TB № 7465 of 08.07.2003 (to 07.09.2005);	
	Mass medium "Retro-Aliyans"	Series PB № 7363 of 09.06.2003 (to 16.02.2006);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8024 of 09.01.2004 (to 05.07.2004);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8177 of 04.03.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8176 of 04.03.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8175 of 04.03.2004 (to 04.03.2009);	
	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (to 25.01.2006);	
	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (to 18.12.2008);	

	Mass medium “Troika”	Series TB № 8029 of 12.01.2004	

Appendix to item № 5.1. **The data on the structure and the competence of the issuer's management bodies.**

APPROVED by

OJSC "VolgaTelecom" Board of directors

March 11, 2004

The Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping

and safety of the register data, the registrar acting on the basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,
- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general

meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and

the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the management organization of the Company;
- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);

- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;

- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;

- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);

- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the

Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;
- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;

- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares, is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is effected in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. The settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the

Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In the case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Closing provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

Appendix to item 7.1 **The issuer's annual accounting statement.**

AUDITOR'S REPORT ON THE ACCOUNTING STATEMENT OF OJSC "VOLGATELECOM" MADE BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ON THE AUDITOR

Name: CJSC "ERNST & YOUNG VNESHAUDIT".

Location: 105062, Russia, Moscow, Podsosenskiy by-street, bld. 20/12, str. 1-1A.
Certificate of making an entry about the legal entity registered before July 1, 2002 in the United state register of legal entities, the date of making the entry: September 16, 2002, series 77 № 008050714, registered by the State Institution of Moscow registration chamber on August, 30 1994 №033.468, basic state registration number 1027739199333.

License for audit activity №E003246, approved by the Order of the Ministry of Finance of Russian Federation of January 17, 2003 №9, issued for the period of five years.

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"
Location: 603000, Nizhny Novgorod city, M.Gorky Sq., Post House.
State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making an entry - August, 1 2002. Certificate: series 52 № 001480204.
Licenses for the kinds of activities subject to licensing:

Kind of activity	License number	Issued by	Date of issue	Term of license validity
License for rendering data transfer services	№ 23241	Ministry of communications and informatization of Russian Federation	01.08.2002	01.08.2007
License for rent of communication channels	№ 23246	Ministry of communications and informatization of Russian Federation	12.09.2002	12.09.2007
License for rendering services of local and	№ 23245	Ministry of communications	04.10.2002	04.10.2012

intrazonal telephone communications	and informatization of Russian Federation

Total 45 licenses.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January 1 to December 31, 2003 inclusive.

The accounting statement of OJSC "VolgaTelecom" consists of accounting balance-sheet, profit and loss report, designated by words "For the report period", capital changes report for the period from January 1 till December 31, 2003, cash flow report designated by words "For the report year", annexes to the accounting balance-sheet as related to the indexes concerning the period from January 1 till December 31, 2003, and explanatory memo, notes 2, 3, 5 - 12 as related to the information concerning the period from January 1 till December, 31 2003 (hereinafter – Accounting statement). The management of OJSC "VolgaTelecom" is responsible for preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the conformity of the bookkeeping procedure to the Russian Federation legislation, formed on the basis of effected audit. We didn't effect the audit of comparable data of the period before the report one, presented in the profit and loss report, capital changes report, annex to the accounting balance-sheet and explanatory memo, notes 2, 3, 5 – 12, as related to the indexes of the period from January 1 till December, 31 2002, which had been prepared by OJSC "VolgaTelecom" with regard to organizations, affiliated on November 30, 2002 in accordance with the principles stipulated in the note 3 of the Explanatory memo. We also didn't effect the audit of the data, presented in annex 1 to the Accounting statement, for the periods from January 1 till December 31, 2001 and from January 1 till December 31, 2002, submitted with regard to the affiliated companies as if the reorganization had been effected as of January, 1 2001.

We carried out the audit in accordance with Federal law "On the audit activity", adopted federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation.

The audit was planned and effected to receive reasonable confidence that the Accounting statement contains no essential misstatements. The audit is effected on the sample basis and includes the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, assessment of bookkeeping principles and methods, of rules of preparation of the Accounting statement and essential assessed values received by the management of the audited person, and also the assessment of general presentation of the Accounting statement. We think that the effected audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the conformity of the bookkeeping procedure to Russian Federation legislation.

As of December 31, 2003 the doubtful accounts receivable reserve is underreported in the amount of 229 200 thousand rubles, that is why the following amendments to the attached Accounting statement are necessary: line 240 "Accounts receivable (payments are expected within 12 months after the report date)" (as of the end of the report period) of the Accounting balance-sheet is to be reduced by 229 200 thousand rubles and should amount to 1 371 260 thousand rubles; line 145 "Deferred tax assets" (as of the end of the report period) of the Accounting balance-sheet is to be increased by 55 008 thousand rubles and should amount to 58

the end of the report period) of the Accounting balance-sheet is to be reduced by 174 192 thousand rubles и should amount to 1 835 246 thousand rubles; line 190 "Net profit (undistributed profit (loss) of the report period)" (for the report period) of the profit and loss report is to be reduced by 174 192 thousand rubles and should amount to 1 835 246 thousand rubles.

In our opinion, except for the influence on the Accounting statement of the circumstances stated in the previous paragraph, the bookkeeping procedure in respect of preparation of the Accounting statement of OJSC "VOLGATELECOM" in 2003 meets the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above- mentioned Accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial situation of OJSC "VOLGATELECOM" as of December 31, 2003 and the results of its financial and economic activity for the period from January 1 to 31 December, 2003 inclusive.

Making no qualifications to our report, we draw your attention to the non-audited note 4 of the explanatory memo, in which the surplus of short-term liabilities of OJSC "VOLGATELECOM" over current assets by 1 642 013 thousand rubles as of December 31, 2003 is indicated.

The attached financial statements are not aimed at presentation of financial situation and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached financial statements are not designated for the persons unfamiliar with Russian bookkeeping principles, procedures and methods.

April 23, 2004

Robert G. Acright,
Partner

Elena Chikisheva,
Manager
General audit qualification certificate
№ K 001489, extended on November 6, 2002 for the unlimited term

Appendix to item 7.2 **The issuer's quarterly accounting statement for the last accomplished report quarter.**

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	0710001
	As of July 1, 2004	Date (year, month, day)	
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	communication	By OKVED	64.20
Organizational-legal form/ownership form	OJSC	By OKOPF/OKFS	47 / 16
Organizational-legal form	OJSC	By OKOPF/OKFS	47 / 16
Measure unit:	Thousand rubles	By OKEI	384
Address:	603000, Nizhny Novgorod city, M.Gorky sq., Post House		
		Date of approval	
		Date of dispatch (receipt)	

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	56	44
Fixed assets	120	14 982 787	15 185 246
Capital investments	130	1 037 188	1 859 239
Income-bearing placements into material valuables	135	104	1 594
Long-term financial investments	140	1 175 065	1 195 759
Including:			
Investments into affiliated companies	141	1 129 683	1 153 438
Investments into dependent companies	142	22 164	22 080
Investments into other organizations	143	18 359	18 352

Other long-term financial investments	144	4 859	1 889
Deferred tax assets	145	3 767	10 856
Other non-circulating assets	150	788 889	1 310 973
Total for section I	**190**	17 987 856	19 563 711

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
II. CURRENT ASSETS Inventory	**210**	520 552	943 028
Including: raw materials, materials and other similar values	211	371 226	762 584
WIP expenses (distribution costs)	213	1 913	238
Finished products and goods for resale	214	40 567	35 271
Goods shipped	215	226	
Deferred expenses	216	106 616	144 931
Other inventory and expenses	217	4	4
VAT on acquired values	220	734 881	703 505
Accounts receivable (payments are expected in over 12 months after the report date)	**230**	39 835	32 128
Including: Buyers and customers	231	4 346	4 124
Advances made	232	10 862	5 965
Other debtors	233	24 627	22 039
Accounts receivable (payments are expected within 12 months after the report date)	**240**	1 600 460	2 235 832
Including: Buyers and customers	241	1 345 008	1 504 785
Advances made	242	116 471	271 780
Other debtors	243	138 981	459 267

Short-term financial investments	250	11 082	27 101
Money funds	260	234 242	354 580
Other current assets	270	483	2 615
Total for section II	**290**	3 141 535	4 298 789
BALANCE (sum of lines 190+290)	**300**	21 129 391	23 862 500

LIABILITIES	Line code	As of the report period beginning	As of the report period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capita	410	1 639 765	1 639 765
Additional capital	420	4 088 227	4 045 239
Reserve capital	430	81 988	81 988
Own shares redeemed from stockholders	440	-	-
Undistributed profit (uncovered loss) of past years	460	7 144 288	6 751 807
Undistributed profit (uncovered loss) of the report year	470	-	968 895
Total for section III	**490**	12 954 268	13 487 694
IV. LONG-TERM LIABILITIES			
Credits and loans	**510**	2 107 680	2 810 047
Including:			
Credits	511	1 012 450	1 732 963
Loans	512	1 095 230	1 077 084
Deferred tax liabilities	515	386 185	460 559
Other long-term liabilities	520	900 408	808 108
Total for section IV	**590**	3 394 273	4 078 714
V. SHORT-TERM LIABILITIES			
Credits and loans	**610**	1 448 246	2 281 302
Including:			
Credits	611	806 296	1 813 122
Loans	612	641 950	468 180
Accounts payable,	**620**	3 102 458	3 323 780
Including:			
Suppliers and contractors	621	1 595 763	1 745 946
Advance received	622	339 042	515 219

Backlog to the Company's personnel	623	164 485	178 583
Backlog to government extra-budgetary funds	624	79 192	100 171
Taxes and dues payable	625	263 591	338 862
Other creditors	626	660 385	444 999
Backlog to participants (founders) as regards income payment	630	20 974	445 911
Deferred revenue	640	209 172	205 262
Reserves of costs to be incurred	650	-	39 837
Other short-term liabilities	660	-	-
Total for section V	**690**	4 780 850	6 296 092
BALANCE (sum of lines 490+590+690)	**700**	21 129 391	23 862 500

Reference to available values represented at off balance sheet accounts

Item description	Line code	As of the report period beginning	As of the report period end
1	2	3	4
Rented fixed assets	901	326 203	323 341
Including under leasing	911	202 413	189 344
Inventory items accepted for safe custody	902	14 110	18 681
Goods accepted for commission	903	818	2 239
Receivables written-off as a loss of insolvent debtors	904	190 238	192 177
Received guarantees of liabilities and payments	905	4 642	3 575
Issued guarantees of liabilities and payments	906	4 526 462	5 874 597
Housing fund amortization	907	29 568	24 073
Depreciation of land development facilities and similar objects	908	2 074	2 482
Communication services payment means	909	47 005	60 836

Reference on net assets cost

Item description	Line code	As of the report period beginning	As of the report period end
1	2	3	4
Net assets	1000	13 163 440	13 692 956

PROFIT AND LOSS STATEMENT

For 1-st half year of 2004

			CODES
		Form № 02 by OKUD	**0710002**
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**OJSC**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
I. Income and expenses of ordinary activities			
Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)	010	8 722 605	6 356 625
Communication services sales including	011	8 525 129	6 162 441
Prime cost of sold goods, products, works and services	020	(6 337 646)	(4 724 834)
Including: communication services	021	(6 175 380)	(4 570 016)
Sales profit (loss) (lines 010 -020)	**050**	2 384 959	1 631 791
II. OPERATING EARNINGS AND EXPENSES			
Interest receivable	060	3 982	8 084
Interest due	070	(252 439)	(98 187)
Earnings of participation in other organizations	080	42 477	3 559
Other operating earnings	090	37 469	127 052
Other operating expenses	100	(518 733)	(359 431)
III. NON-SALE INCOME AND EXPENSES			
Non-sale income	120	134 109	116 626
Non-sale expenses	130	(457 471)	(312 369)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	1 374 353	1 117 125
Income tax expenses (lines -151+/-152+/-153) including:	**150**	(405 435)	(325 655)

Deferred tax liabilities	151	(74 373)	(71 613)
Deferred tax assets	152	7 089	11 471
Current income tax	153	(338 151)	(265 513)
Profit (loss) of ordinary activities (lines 140-150)	**160**	968 918	791 470
IV. EXTRAORDINARY INCOME AND EXPENSES			
Extraordinary income	170	5	1 015
Extraordinary expenses	180	(28)	(166)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	**190**	968 895	792 319
FOR REFERENCE			
Income tax contingent expenses/gain	201	(329 839)	(268 110)
Recurrent tax liabilities	202	(114 581)	(106 962)
Recurrent tax assets	203	38 986	49 417

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
Basic earnings (loss) per share	301	-	-
Diluted earnings (loss) per share	302	-	-

*** It is filled in annual accounting statement**

Breakdown of separate profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	401	12 116	(3 863)	9 667	(3 220)
Profit (loss) of past years	402	57 014	(38 132)	7 099	(20 822)
Indemnification of damage, caused by default or inadequate execution of obligations	403	2 500	(647)	27 989	(1 933)
Exchange rate differences in operations with foreign currency	404	21 258	(14 720)	27 388	(43 702)
Deductions to assessed reserves	405	39 054	(333 873)	46 189	(152 794)
Write-off of accounts receivable and payable	406	358	(1 158)	521	(418)

1283-2(b)

Approved by
OJSC "VolgaTelecom" Board of directors
Minutes № 37 of May 12, 2004

QUARTERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

For quarter I of 2004

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director  V.F. Lyulin /

Date: May 13, 2004

Chief Accountant  Popkov /

ВолгаТелеком

Date: May 13, 2004

Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: oaooep@sinn.ru

Internet web-site address, http://www.volgatelecom.ru/?id=312 , where the information contained in this quarterly report is disclosed

Table of contents

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq.

Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47;   34 30 55

Fax: (831 2) 30 67 68

E-mail address: **tn@sinn.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru/?id=312**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number ***1 – 01 – 00137 – A*** *of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number ***2 – 01 – 00137 – A*** *of November 14, 2003*

Type: ***bonds***

Series: ***BT - 1***

Number of placed securities: ***1 000 000***

Face value: ***1 000 Rubles***

Method, procedure and period of placement:

Public subscription

From 21.02.2003 to 21.02.2003

The price of placement or the procedure of its determination: ***1 000 Rubles.***

Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:

Security kind: ***Guarantee***

The entity provided the guarantee:

Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***

Series: ***1-O – 26-O; 1-C – 6-C; 1-У – 10-У***

Number of placed securities (are in circulation): ***1 189 898***

Total amount by face value (the securities are in circulation):

1 089 026 600 Rubles

Face value: *see item 8.3.2*

Method, procedure and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Terms and conditions of guarantee: *no guarantee*

Other information:

Series *1-O -- 26 O - bonds of Orenburg branch*
Series *1-C -- 6-C - bonds of Saratov branch*
Series *1-У -- 10-У - bonds of Ulyanovsk branch*

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy industry in which the issuer executes its core activity and the results

and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**

Lyulin Vladimir Fedorovich, year of birth - 1938

Collegial executive body – **Management board:**

Arakcheev Alexander Vasilievich, year of birth - 1938

Vystorop Vasiliy Petrovich, year of birth - 1949

Grigorieva Lyubov Ivanovna, year of birth - 1953

Dyakonov Mikhail Vasilievich, year of birth - 1954

Evdokimov Oleg Lvovich, year of birth - 1963

Elkin Sergey Leonidovich, year of birth - 1949

Korolkov Oleg Animpadistovich, year of birth - 1941

Kirillov Alexander Ivanovich, year of birth - 1956

Kormilitsyna Lyudmila Alexeevna, year of birth - 1955

Lyulin Vladimir Fedorovich, year of birth - 1938

Popkov Nikolai Ivanovich, year of birth - 1973

Sklyarov Ivan Petrovich, year of birth - 1948

Sipatova Taisiya Mikhailovna, year of birth - 1954

Shchukina Elvira Konstantinovna, year of birth - 1954

Collegial management body – **the Board of directors**

Bobin Maxim Victorovich, year of birth - 1975

Grigorieva Alla Borisovna, year of birth - 1967

Dudchenko Vladimir Vladimirovich, year of birth - 1973

Zabuzova Elena Victorovna, year of birth - 1950

Lopatin Alexander Vladimirovich, year of birth - 1964

Lyulin Vladimir Fedorovich, year of birth - 1938

Romskyi Georgyi Alexeevich, year of birth - 1956

Savchenko Victor Dmitrievich, year of birth - 1960

Fedorov Oleg Romanovich, year of birth - 1968

Chernogorodskyi Sergey Valerievich, year of birth - 1977

Yurchenko Evgenyi Valerievich, year of birth - 1968

1.2. Data on the issuer's bank accounts

See annex (page 233).

Data on the cash balances attached at the bank accounts:

As of April 01, 2004 OJSC "VolgaTelecom" has no cash balances attached at the bank accounts.

The data on the issue's accounts payable collected in the bank in card catalogue: as of April 01, 2004 the issuer is not involved in debts by the card catalogues in banks.

1.3. Data on the issuer's auditor (auditors)

Full and abbreviated brand names:

Closed Joint Stock Company "Ernst&Young Vneshaudit"

CJSC "Ernst&Young Vneshaudit"

The auditor organization location:

RF, 105062, Moscow, Podsosenskiy per., 20/12, build.1-1A

Telephone and fax number: *(095) 705-92-92* *(095) 705-92-93*

E-mail*: natalia.klimenkova@ru.eyi.com*

License for audit activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finance of January 17, 2003 № 9, the validity term is 5 (five) years..

The auditor is recommended by OJSC "VolgaTelecom" Board of directors and approved by the stockholders meeting.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2002 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors capable to affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided with the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor,
- there are no issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the year of 2003 the issuer did not involve the appraiser:

To determine the market cost of placed securities in circulation;

To determine the market cost of the fixed assets or real property assets; the reassessment of the property cost was not carried out during the specified period.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years: the reassessment of fixed assets in OJSC "Volga Telecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraizal", acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – was the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

There are no other persons signed this quarterly report.

II. Basic information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

Indicators of the issuer's financial-economic activity for the last 5 accomplished fiscal years:

Indicator name	Accounting treatment	1999	2000	2001	2002	2002
Net assets value	According to the procedure established by the Ministry of Finance of Russian Federation and by the Federal Commission for joint – stock companies	1 232 204 058 rubles	1 465 042 129 rubles	2 614 341 240 rubles	11 705 192 140 rubles	13 163 439 57 rubles
Ratio of raised	(long-term liabilities for					

capital and reserves	the end of the report period + short- term liabilities for the end of the report period) / Capital and reserves for the end of the report period x 100					
Ratio of short-term liabilities sum to capital and reserves	Short-term liabilities for the end of the report period / Capital and reserves for the end of the report period x 100	17 %	18 %	20 %	28 %	37 %
Cover of payments for debts service	Net profit for the report period + depreciation deductions for the report period – Dividends) / (Liabilities subject to repayment in the report period + percents subject to payment in the report period)	1,37 per a ruble	1,63 per a ruble	0,87 per a ruble	0,74 per a ruble	0,7 per a ruble
Overdue debt level	Defaulted debt for the end of the report period / (Long-term liabilities for the end of the report period + Short-term liabilities for the end of the report period) x 100	15 %	16 %	13 %	6 %	2 %
Net assets turn- over	Proceeds from the sales of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / Net assets value	0,84 times	0,96 times	0,65 times	0,94 times	1,1 times
Accounts payable turn-over	Prime cost of sold goods, products, works, services without notice of business and management expenses / Accounts payable for the end of the report period	3,56 times	4,38 times	3,6 times	3,8 times	3,2 times
Accounts receivable turnover	Proceeds from the sale of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / (Accounts receivable for the end of the report period – The debt of participants (founders) in respect of contributions to the Charter capital for the end of the report period)	3,2 times	3,9 times	5 times	9,8 times	9 times
The share of	Income tax / Income	15 %	27 %	43 %	26 %	

income tax in the income before tax	before tax					30 %

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years:

Date of fiscal year accomplishment	Capitalization , US$ (registered ordinary shares)	Capitalization , US$ (registered preferred shares)	Total capitalization, US$
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172

OJSC "VolgaTelecom" shares are allowed for circulation by two organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

The organizer of trading NCP Stock exchange "RTS" is selected for calculation of weighted average price of a share; the issuer's shares have been circulated there since December 1996.

Methods of defining market capitalization:

➢ Market capitalization on the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year there were less than 10 transactions made via the organizer of trading at securities market, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

The data on the accounts payable are presented for the last 5 accomplished fiscal years and for the 1-st quarter of 2004.

Accounts payable as of January 01, 2000.

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of January 01, 2000	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	542098	290445	173472	20211	-	-	57970
Accounts payable, total, including:	192405	127080	56783	8542	-	-	-
to the suppliers and contractors	71188	37018	25628	8542	-	-	-
Long drafts for payment	-	-	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	4116	4116	-	-	-	-	-
Debt to budget and extrabudgetary funds	39214	39214	-	-	-	-	-
Other accounts payable	77887	46732	31155	-	-	-	-
Credits, total	-	-	-	-	-	-	-
[illegible]	[illegible]						[illegible]

Bonded loans	-	-	-	-	-	-	-
Other liabilities	291723	163365	116689	11669	-	-	-

Accounts payable as of January 01, 2001

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of January 01, 2001	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	538734	307875	136930	36959	-	-	56970
Accounts payable, total, including:	215332	150681	46343	18308	-	-	-
to the suppliers and contractors	60106	42074	18032	-	-	-	-
Long drafts for payment	-	-	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	8475	8475	-	-	-	-	-
Debt to budget and extrabudgetary funds	52381	52381	-	-	-	-	-
Other accounts payable	94370	47751	28311	18308	-	-	-
Credits, total	-		-	-	-	-	-
Loans, total, including :	56970	-	-	-	-	-	56970
Bonded loans	-	-	-	-	-	-	-
Other liabilities	266432	157194	90587	18651	-	-	-

Accounts payable as of January 01, .2002

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of January 01, 2002	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	464836	225205	58361	30206	-	144658	6406
Accounts payable, total, including:	229048	175368	31782	21898	-	-	-
to the suppliers and contractors	55534	26467	14534	14533	-	-	-
Long drafts for payment	-	-	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	11874	11874	-	-	-	-	-
Debt to budget and extrabudgetary funds	44513	44513	-	-	-	-	-
Other accounts payable	117127	92514	17248	7365	-	-	-
Credits, total	1663	-	-	1663	-	-	-
Loans, total, including :	151064	-	-	-	-	144658	6406
Bonded loans	-	-	-	-	-	-	-
Other liabilities	83061	49837	26579	6645	-	-	-

Accounts payable as of January 01, 2003

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of January 01, 2003	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	4155131	1457285	761290	965100	587798	-	383658
Accounts payable, total, including:	2079874	1080279	322205	429719	233131	-	14540
to the suppliers and contractors	1019617	310847	164328	311311	233131	-	-
Long drafts for payment	-	-	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	110729	110729	-	-	-	-	-
Debt to budget and extrabudgetary funds	342949	342949	-	-	-	-	-
Other accounts payable	606579	315754	157877	118408	-	-	14540
Credits, total	998927	206816	248179	160835	160834	-	222263
Loans, total, including :	315195	-	77446	90894	-	-	146855
Bonded loans	-	-	-	-	-	-	-
Other liabilities	761135	170190	113460	283652	193833	-	-

Accounts payable as of January 01, 2004

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of January 01, 2004	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	7965951	3080286	1235403	762540	466956	-	2420766
Accounts payable, total, including:	3102458	2048683	552768	187921	-	-	313086
to the suppliers and contractors	1595763	772032	401276	109369	-	-	313086
Long drafts for payment	438345	438345	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	164485	164485	-	-	-	-	-
Debt to budget and extrabudgetary funds	342783	342783	-	-	-	-	-
Other accounts payable	561082	331038	151492	78552	-	-	-
Credits, total	1818746	80629	161259	241890	322518	-	1012450
Loans, total, including :	1737180	192585	160488	144439	144438	-	1095230
Bonded loans	1083517	-	-	-	-	-	1083517
Other liabilities	1307567	758389	360888	188290	-	-	-

Accounts payable as of April 01, 2004

Thousand rubles

	As of January 01, 2004.	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, including:	8297784	2813425	951967	481633	314896	944804	2791059
Accounts payable, total, including:	2566734	1864223	324574	169280	-	-	208657
to the suppliers and contractors	1269724	736439	197655	126973	-	-	208657
Long drafts for payment	377000	377000	-	-	-	-	-
To the affiliated persons and entities of the issuer	-	-	-	-	-	-	-
Remuneration of labor	171737	171737	-	-	-	-	-
Debt to budget and extrabudgetary funds	325209	325209	-	-	-	-	-
Other accounts payable	423064	253838	126919	42307	-	-	-
Credits, total	2705321	35878	139436	24520	95829	913507	1496151
Loans, total, including :	1712158	125181	93886	156476	219067	31297	1086251
Bonded loans	1000000	-	-	-	-	-	1000000
Other liabilities	1313571	788 143	394071	131357	-	-	-

There are no creditors whose share in the total amount of accounts payable is at least 10%.

2.3.2. The issuer's credit background.

As of 01.04.2004 and for the last 5 accomplished years there are no credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of OJSC "VolgaTelecom" net assets value.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

There are no guarantees in the form of mortgage and surety, making more than 5 % of balance sheet assets for the 1-st quarter of 2004 and for the last 5 accomplished fiscal years.

2.3.4. The issuer's other liabilities

As of April 01, 2004 and for the last 5 accomplished fiscal years, there are no agreements, including time transactions not reflected in the accounting balance-sheet which are capable to influence considerably the financial situation, liquidity of the Company, sources of finance, results of activity and expenses

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Interest rate paper bearer bonds of BT-1 series

State registration number of the securities issue: **4-43-00137-A**

State registration date of the issue: **January 24, 2003**

The number of securities of the issue: **1 000 000 pieces**

The basic goal of the emission is to increase the level of profitability of the Company.

The issuer realizes a number of large scale highly remunerative telecom projects aimed at the development of communication facilities of Volga Federal Region. The issuer develops cellular business using funds raised by means of the bonded loan. Besides, the funds raised by means of the bonded loan are invested in the development of interregional multi-service communication network, which is being created on the basis of already existing data transmission networks of the Company's regional branches.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,

Country and regional risks,

Financial risks,

Legal risks,

Risks related to the issuer's activity.

2.5.1. Industry risks

1) Producing by small regional providers of joint efforts for confrontation with traditional carriers with the purpose of joint lobbying favorable decisions of Anti-Monopoly Policy Ministry and local authorities.
2) Joint financing by alternative carriers of the development of own infrastructure.
3) The growth of network maintenance expenses in connection with the requirement of Anti-Monopoly Policy Ministry to allot non-regulated services into separate companies.
4) Further strengthening of positions of national operators at the markets of Povolzhje; in the first place at the market of cellular communication, by means of possessing financial resources, wider coverage areas and the experience of network developing which represent serious threat to Inter-Regional Company.
5) Threat from technologies based on IP-telephony (especially, for the most vulnerable services of long-distance and international communication). Besides voice transmission via data transfer channels, the replacement of a part of long-haul calls by alternative exchange (for example, by e-mail messages) is observed.

6) Danger from new technological solution reducing the value of possessing "the last mile": radio access, "call back" services at dial-up access to the Internet.

2.5.2. Country and regional risks

1) Threat of interference of state regulatory bodies into Inter-Regional Company's activity. The Inter-Regional Company is strengthening its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Threat of reduction of financing by regional authorities of programs of telephonization of appropriate regions.

3) Threat of toughening the positions of regional authorities as regards the allocation of funds for compensation of benefits granted to consumers, which will result in the growth of accounts receivables of interregional company.

2.5.3. Financial risks

Currency risk.

As of April 01, 2004 the share of contracts concluded by OJSC "VolgaTelecom" with suppliers and contractors in foreign currency is insignificant and it has the tendency for reducing. That is why it is possible to state that the issuer's exposure to risks, related to the change of the foreign exchange rate is minimal.

Interest-rate risk.

During 2003 in the Company's debt portfolio all bank credits had fixed rate of interest; besides, after the reduction of refinancing rate of the Russian Central Bank, the rate of interest by valid and newly concluded credit contracts was also reduced. The interest risk for the specified reasons is insignificant.

Inflation peril.

According to the forecast of the Government of Russian Federation in 2004 the inflation rates will continue to decrease and amount to not more than 10 % a year.

As in the process of reasonable inflation the prices for commodities and materials tend to grow, the rated value of the Company's financial needs for these purposes also grows. The Company conducts contract policy of deferment of payments for the purpose of reducing the real price of inventories by means of reducing the share of advance payments for the supplies and the increase in installment for the further payments.

So, the inflation peril is minimal.

2.5.4. Legal risks

The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

- Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;
- Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;
- Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;
- Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;
- The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;
- Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

Statutory-legal base in relation to property and securities is permanently in the course of development, which is why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

- Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;
- Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;
- Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;
- Changes of the rules of customs control and duties, of requirements to licensing the issuer's core activity, of judicial practice on the issues related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also the results of current trials in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The trials in which the issuer is involved and also the occurrence of the issuer's potential liability under the debts of third parties, including the issuer's associated companies are insignificant.

Some kinds of activity the list of which is defined by federal laws are carried out by the issuer on the basis of special permission (license). There are no hindrances to the extension of the validity term of the issuer's license for the execution of special kind of activity that is why there are no risks related to the conducting by the issuer of activity without special permission.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name of the issuer

Full and abbreviated brand name of the issuer:

Открытое акционерное общество «ВолгаТелеком»

Open Joint Stock Company «VolgaTelecom»

ОАО «ВолгаТелеком»

OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002

in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is valid on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsviyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies".

12.08.1996

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsviyazinform"

The name was introduced to reconcile it with RF Civil Code and federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of stockholders general meeting of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

The issuer's major state registration number: ***1025203014781***

The issuer's state registration date: ***01.08.2002***

Name of the state registration body:

Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics “Rossviyazinform” there was registered joint stock company of open type (JSCOT) “Sviyazinform” of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) “Nizhegorodsviyazinform”. Thus, the issuer has been operating for 10 years and 3,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC “Nizhegorodsviyazinform” started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Due to active implementation of the latest communication services on the basis of high technological level equipment OJSC “Nizhegorodsviyazinform” since 1996 has started to provide Internet access services. In addition, OJSC “Nizhegorodsviyazinform” has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC “Nizhegorodsviyazinform” shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC “Nizhegorodsviyazinform” had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, long distance and international telephone communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC “Nizhegorodsviyazinform”, by affiliating 10 enterprises of communication of Povolzhie, there was established Open Joint Stock Company “VolgaTelecom” – communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC “VolgaTelecom” was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the board of directors of OJSC “VolgaTelecom” adopted the resolution on increasing the company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of Povolzhie into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to corresponding regional branches of OJSC “VolgaTelecom”. The shares and bonds of these companies were converted into OJSC “VolgaTelecom” shares and bonds.

The incorporated company covers by its network the territory of 665 thousand square meters and provides communication services to over 21 million people.

OJSC “VolgaTelecom” has the licenses to provide the

international telephone communication, documentary communication, radio broadcasting, etc. in eleven regions of Povolzhskyi federal district.

The company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Telephone number: ***(8312) 33 20 47***

Fax number: ***(8312) 30 67 68***

E-mail address: ***tn@sinn.ru***

Web-site address: **http://www.volgatelecom.ru/?id=312**

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Telephone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***sokolovdn@sinn.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***

Location: ***Drelevskyi str., 43/1 Kirov, 601000***

Mail address: ***Drelevskyi str., 43/1 Kirov, 601000***

CEO: ***Popovskyi Valery Petrovich***

Date of establishment: ***27.11.2001***

PA validity term: ***26.06.2004***

Name: ***Nizhny Novgorod branch***

Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***

Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***

CEO: ***Lyulin Vladimir Fedorovich***

Date of establishment: ***24.10.2002***
PA validity term: ***31.12.2004***

Name: ***Orenburg branch***
Location: ***Volodarskyi str., 11, Orenburg, 460000***
Mail address: ***Volodarskyi str., 11, Orenburg, 460000***
CEO: ***Zinoviev Alexander Nikolaevich***
Date of establishment: ***27.11.2001***
PA validity term: ***07.07.2004***

Name: ***Penza branch***
Location: ***Kuprin str., 1/3, Penza, 440606***
Mail address: ***Kuprin str., 1/3, Penza, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Saratov branch***
Location: ***Kiselev str., 40, Saratov, 410012***
Mail address: ***Kiselev str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Maryi El***

Location: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Kirillov Alexander Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Chuvashiya***
Location: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership.

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in recording communication area
64.20.21 Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22 Activity in transmission (broadcasting) and distribution of radio programs area

64.20.3. Other activity in communication area

3.2.2. The issuer's core economic activity

OJSC "VolgaTelecom" is one of the largest providers of Russia, has licenses and provides residents and organizations with all kinds of traditional communication services:

- Local and intrazonal telephone communication
- Long- distance and international telephone communication
- Cable communication and telematic services
- TV and radio broadcasting

The Company also develops actively new highly remunerative kinds of telecommunications:

- Data transfer, the Internet
- Lease of bit transfer rates
- ISDN (videotelephony, videoconferencing)
- Telephone plus (additional kinds of services)
- Voice mail
- Cable TV
- Intelligent network services
- IP-telephony
- Paging
- Mobile telecommunications

Name of indexes	**Measure unit**	**2002**	**2003**	**By operative records as of April 2004**
Income of telecommunication services	Million rubles	**10583,6**	**14242,3**	**4237,6**
Growth rate vs. the corresponding period of the previous year	%	-	*134,5%*	*139,4%*
Including :				
Income of local + rural telephone communication	Million rubles	**4615,9**	**6335,9**	**1827,9**
Income of long-distance and international communication	Million rubles	**4624,9**	**5656,3**	**1632,4**
Income of rendering new telecommunication services	Million rubles	**226,9**	**613,3**	**204,4**
Proceeds from the sale of goods, works, services	Million rubles	**10967,6**	**14677,7**	**4336,6**
Growth rate vs. the corresponding period of the previous year	%	-	*133,8%*	*138,7%*

(The information was submitted for 2002-2003 fiscal years and for the first quarter of 2004, as the consolidation of regional communication enterprises into the joint interregional company "VolgaTelecom" was completed in 2002).

Seasonal fluctuations are insignificant and do not influence considerably the Company's activity. The period in which the seasonable fluctuation mainly becomes apparent is summer, which is explained by summer business decline and by the holiday season.

3.2.3. Major types of products (works, services)

The major types of products of OJSC "VolgaTelecom" making more than 10 % from the total amount are the services of local and long-distance telephone communication. The indexes of sales of the specified services are presented in the following table:

Major types of products (works, services), which ensure more than 10 % of the volume of sales.

Index name	1st quarter of 2004	Services sales scheme
Providing long-distance and international telephone calls		Direct sales
Calls, thousand minutes	570 474	
The price of the service per 1 minute, rubles	2,69	
Growth index, %	3,9	
Volume of proceeds, thousand rubles	1 532 274	
Share in the total volume of the proceeds, %	35,5	
Providing local telephone connection		Direct sales
Number of telephone sets, pieces	4 265 278	
Price for the service per a month, rubles	106,4	
Growth index, %	1,9	
Volume of proceeds, thousand rubles	1 841 132	
Share in the total volume of the proceeds, %	42,7	

Beginning from January 1, 2004 the long-distance connections tariffs were increased for budgetary organizations, in average by 47%, which resulted in the growth of average cost of a long-distance telephone call by 3,9%. Besides, the cost growth was influenced by redistribution of outgoing traffic: by long-distance communication - between intrazonal and backbone, and by international communication – between the Baltic states, CIS and of far abroad. The average cost of local communication service almost has not been changed: the increase as compared to the 4th quarter of the previous year - 1,9 %.

Structure of costs connected with production and sales of products (works, services)

Elementwise costs	Line code	1st quarter of 2004		
		TOTAL	including: Local communication	including: Long-distance and international communication
1	2	3	4	5
Raw materials and supplies, %	1	4,82	6,50	2,99
The works and services of production nature, executed by	2	26,00	9,49	49.37

Fuel, %	3	1,37	1,54	0,80
Energy, %	4	2,19	2,63	1,24
Wage costs, %	5	33,02	36,70	23,39
Rental, %	6	0,83	1,13	0,54
Benefits-related deduction, %	7	11,54	12,88	8,06
Fixed assets depreciation, %	8	15,76	23,09	9,05
Taxes included into the prime cost of the products , %	9	0,30	0,25	0,17
Other expenses, %	10	4,16	3,49	5,74
TOTAL: the costs connected with production and sales of products (prime cost), %	11	100,00	100,00	100,00
Proceeds from the sales of products, %	12	100,00	43,0	44,4

3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total scope of supplies.

Refer to appendices (page 303).

3.2.5. The issuer's products (works, services) sales markets

The major markets of OJSC "VolgaTelecom" are:

1. The market of local and intrazonal telephone communication.
2. The market of long distance and international telephone communication.
3. The market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).
4. The market of wireless and cellular communication.
5. Other services (wire audio broadcasting, recording communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services provided by OJSC "VolgaTelecom" are:

- Residents
- Business (large, medium and small)
- Budgetary organizations

Residents

For the report period (2002 – 1st quarter of 2004) OJSC "VolgaTelecom" has achieved dominant position in this segment due to the leadership in the services of traditional telephony. However, vigorous growth of mobile communication will result in the decrease of total share of OJSC "VolgaTelecom" in this segment. In addition, demonopolization of long haul communication and development of alternative technologies will result in the loss of the market portion in this type of service.

Large business

The market portion in this consumer segment for the period 2002- beginning of 2004 is kept by OJSC "VolgaTelecom" at the level 42%. This segment is the most vulnerable as alternative operators in the first place are targeting large companies. In addition, corporate operators are

developing, first of all, on the basis of large companies. OJSC "VolgaTelecom" would be able to stabilize its positions in this segment and then to increase the market share by using new technologies, e.g. IP VPN, and in parallel squeezing out corporate networks.

The growth of market share in this segment is possible in case of private networks changeover under OJSC "VolgaTelecom" management. OJSC "VolgaTelecom" is planning to calculate business-plans and offer large companies to buy out their networks with the changeover for servicing at OJSC "VolgaTelecom" both the company itself and inhabitants of adjacent dwellings which are now being serviced by private operators.

Medium and small business

As of the beginning of 2004 OJSC "VolgaTelecom" market share in this segment is at the level of 60% (it has increased from 55 % for the report period). Basing on the polls, medium and small businesses are mostly dissatisfied with their operator of traditional telephony, which will allow for increasing the market share.

The main reasons of weakness of OJSC "VolgaTelecom" positions in this segment are of organizational nature and hence may be removed. Marketing strategy of the company assumes that OJSC "VolgaTelecom" will reorganize its work and achieve the strengthening of its positions in the segment of medium and small businesses.

In these segments the most important advantage of OJSC "VolgaTelecom" is that the company has developed infrastructure and has quite free access to customers. The access to customers is provided by the availability of OJSC "VolgaTelecom" lines in these companies' offices, and also by the access to billing information about small and medium companies.

Budgetary organizations

Despite of sufficient lag in the level of service as compared with the best alternative operators, OJSC "VolgaTelecom" has considerable portion of market in this segment. This fact occurs on the background of low attractiveness of this segment because of the problems with collecting payments and low tariffs.

The most important advantages of OJSC "VolgaTelecom" at the market of budgetary organizations is the availability of developed infrastructure in regions and also the status of state operator. Dominance in this segment will remain. OJSC "VolgaTelecom" will monitor the most interesting projects related to budget financing, and in the first place with "Electronic Russia" program.

3.2.6. Activity practice in relation to circulating capital and inventories.

Inventory turnover ratio and the method of calculation are presented for the last 5 accomplished fiscal years as of April 01, 2004

Name of ratio	Method of calculation	As of January 01, 2000	As of January 01, 2001	As of January 01, 2002	As of January 01, 2003	As of January 01, 2004	As of April 01, 2004
Inventory turnover ratio	Calculated as the ratio of prime cost of sold goods, works,	10,7	11,8	12,5	18,8	22,1	5,5

times*	services (line 020 of form 2) to average amount of inventories (1/2 (line210 as of the beginning of the year + line 210 as of the end of the year)						
Duration of inventories turnover, days **	Calculated as the ratio of duration of the analyzed period to the Inventory turnover ratio	33,6	30,5	28,8	19,1	16,3	16,4

** - describes the number of turnovers that the inventories may perform during the analyzed period*
*** - the specified ratio describes the duration of a cycle (the number of days) during which inventories transform into cash.*

The analysis of change of turnover of the issuer's resources invested in inventories, allows for defining reserves for reducing the need in current assets by means of optimization of inventories. It is considered to be normal when the inventory turnover ratio (in times) increases, and the duration of inventories turnover (in days) decreases.

During five years the trend of reducing the duration of inventories turnover has been observed:
for 2000 – by 3,1 days;
for 2001 – by 1,7 days;
for 2002 – by 9,7 days;
for 2003 – by 2,8 days.

As of January 01, 2004 the duration of inventories turnover amounted to 16,3 days, which is by 17,3 days less than in 1999.

The specified acceleration of turnover influences positively the results of the issuer's activity.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

Our company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These oblasts are the most attractive for competitors and exactly at these territories OJSC "VolgaTelecom" should defend its market positions first of all. Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it), CJSC "Company TransTeleCom", LLC "Global One". The main threat is from these well known companies, which conduct aggressive marketing policy, develop most modern telecommunication technologies, use flexible tariff policy (with individual approach to every customer), have a large number of sales staff and clear incentive system of employees motivation.

Nizhny Novgorod oblast

16 alternative operators, affiliated at the local level, provide the services of fixed telephone communication. The largest are LLC "Agency of business communication", LLC "Sviayzist", LLC "NN Rossviyazinform", CJSC "Global One", CJSC Telecom Company "Korona", CJSC "Transsviyaz", CJSC "Povolzhie Service-Center", State Enterprise "Volgarechsviayz", LLC "Telcom", State Unitary Enterprise "Gorky railroad".

Long distance and international communication services, using their own channels, are provided by:

- LLC "Agency of business communication";
- CJSC "Global One".

The following operators are competitors of OJSC "VolgaTelecom" Nizhny Novgorod branch in IP-telephony segment: "Energoinform", "Fonecom", "New telecom", "Stelt telecom", "Volgarechsviyaz".

Internet providers. OJSC "VolgaTelecom" major competitors are LLC "Agency of business communication", CJSC "Nizhegorodskie informational networks", CJSC "Nizhegorodteleservice", CJSC "SANDY-SERVICE", LLC "Nizhegorodskyi teleservice".

Samara oblast.

At the market of communication services in Samara oblast there are over 120 operators, providing wire telephone communication services; 15 operators, providing long distance and international telephone communication services; 5 operators, providing cellular communication services; 20 operators, providing Internet services.

Saratov oblast.

In Saratov oblast 116 operators are registered, they have 165 licenses for communication services provision. Out of them 69 have the licenses to provide the services of local (city's and rural) telephone communication; 39 – data transfer and telematic services; 6 – radiotelephone (cellular) communication; 3 – mobile radiotelephone (trunking) communication; 7 – personal radio call (paging communication); 7 – communication channels leasing; 8 – cable TV services.

Most of the private operators are insignificant in size, they are little interested in developing the operator's activity (e.g. private operators of communication) and due to this they are not strategic competitors.

The major competitive advantages of alternative operators.

In local communication segment:

1. Lack of social obligations.
2. Construction of their networks on the basis of digital switches.
3. Individual approach to every customer.
4. Higher quality of customer servicing.

In long distance and international communication segment:

1. Prompt reaction to market situation change.
2. Flexibility in relations with customers

In Internet services segment:

1. Higher servicing quality.
2. Individual tariffs for every subscriber.
3. Individual approach to servicing every subscriber.
4. Prompt reaction to market situation change.
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Ability to form packages of integrated services.

Table. OJSC "VolgaTelecom" share at regional markets of communication services (as of 01.04.04).

Branch	Local communication	Long-distance and international communication	Access to the Internet	
			Dial-up	Non dial-up
Kirov branch	90,2%	99,8%	95%	100,0%
Branch in the Republic of Maryi El	100,0%	99,3%	94,4%	90,4%
Branch in the Republic of Mordoviya	96,3%	100,0%	95%	92%
Orenburg branch	91%	98,4%	98,0%	93,4%
Penza branch	87,4%	98,6%	68,0%	79,0%
Samara branch	69,0%	78,5%	23,9%	23,7%
Saratov branch	77%	89,5%	58,0%	60%
Branch in Udmurt Republic	95,1%	98%	60,0%	65,0%
Ulyanovsk branch	87,5%	92,5%	67,0%	24%
	94,3%	100,0%	60,6%	58%
Branch in Chuvash Republic	94,7%	96,5%	78,5%	57,5%
Total for OJSC "VolgaTelecom" as of 01.04.04	**86,3%**	**75,1%**	**66,6%**	**44,5%**
As of 31.12.03	**86,1%**	**75,1%**	**64,6%**	**44,7%**

(The data for 2002 cannot be presented due to their lack)

3.2.9. Data on the availability of licenses with the issuer

See appendices (page 335).

Forecast as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address – Russian Federation Ministry for communication and informatization. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry for the press, TV-radio broadcasting and mass communication tools.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address,.

3.2.10. The issuer's joint activity

The issuer did not sign joint activity agreements with affiliated companies.

See appendices (page 305).

3.2.13. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;
On the territory of the Republic of Mordoviya – at least 640 payphones;
On the territory of the Republic of Udmurtiya – at least 2064 payphones;
On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:

the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only on the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting audio programs over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.

Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00…457,4 MHz/463,0…467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara of Samara oblast; Yoshkar-Ola of the Republic of Maryi El; Orenburg of Orenburg oblast; Cheboksary of Chuvash Republic; Nizhny Novgorod of Nizhny Novgorod oblast; Saratov of Saratov oblast; Saransk of the Republic of Mordoviya, Kirov of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area.

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent under the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

(For frequencies, see appendices on page 307. Permissions for using radio electronic equipment by OJSC "VolgaTelecom").

b) Communication networks

In local telephone communication network OJSC "VolgaTelecom" operates 5 884 telephone exchanges, their total installed capacity is 4 462 341 numbers (including at city's telephone networks – 3 740 068 numbers, at rural telephone networks – 722 273 numbers). Out of them 4 120 968 numbers are in operation (including at city's telephone networks – 3 488 322 numbers, at rural telephone networks – 632 664 numbers).

10,5 % of the network telephone exchanges are electronic, their installed capacity is 48,2 % of the total installed capacity of the network (including at city's telephone network – 54,9 %, at rural telephone network – 14,2 %).

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 12 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 62 709 channels. The installed capacity of electronic automatic trunk exchanges is 48 121 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 11 564 channels.

Total operated capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 49 524 channels, including the capacity of electronic exchanges – 39 089 channels, of quasi-electronic – 1616 channels, of automatic zonal telephone communication equipment – 8 819 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 4 084 902 units (including in city's telephone network – 3 437 175 sets, in rural telephone network – 647 727 sets), out of them 3 515 222 sets are residential ones (including, in city's telephone network – 2 966 165 sets, in rural telephone network – 549 057 sets).

For the first quarter of 2004 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 565 669 thousand minutes, including international – 20 098 thousand minutes.

3.4. The plans of the issuer's future activity

Interregional multi-service data transfer network should become a serious competitive advantage of the company in the priority segment of large corporate customers; the first phase of its construction in Nizhny Novgorod oblast is completed. The construction of inter-regional multi-service network of OJSC "VolgaTelecom" would allow to create virtual networks of large corporate customers in Povolzhie, and also to solve corporate tasks for information exchange between OJSC "VolgaTelecom" branches.

The other important trend of the company's activity is further promotion of intelligent network services. The major task of an intelligent network is to provide the customer with the opportunity of getting any service an operator is capable to invent, and the operator –with the capability to deliver this service, to calculate it and define the tariff. The demand for these services is quickly growing, as Russia's advertising market is developing and the number of communicative channels is increasing.

The construction of the intelligent network will serve to the development of small and medium business, to the development of informational services and is the initial phase of the pilot project of constructing Federal intelligent communication network, organized by OJSC "Sviayzinvest" with the support of the Ministry for communication. In future, it is planned to construct intelligent networks in other branches of OJSC "VolgaTelecom".

The company's management plans include organization of Call-centers or Calls Processing Centers. Call-centers are designed for servicing a large number of telephone calls. They are used for organizing "hot-lines", direct-marketing, for conducting social polls, etc. In Russia there are about 150 active call-centers, the largest ones are with cellular operators: "Mobile TeleSystems", "VympelKom" and "Megaphone". But they are providing services only to the operators' subscribers, and do not provide commercial services to third party customers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in call-center services.

One of the company's priorities is radical change of relations with customers, and in the first place with corporate and VIP customers of business sector, and also with the population with high level of income. For these segments the company is developing package proposals for most profitable and perspective services, such as mobile communication, wideband access to Internet, data transfer corporate networks, intelligent services, cable TV.

Signing of contracts with large companies on complex mutually beneficial cooperation on the basis of exclusive approach principles is one of the items of strategy to increase OJSC "VolgaTelecom" competitiveness, to strengthen the positions in corporate segment of telecommunications market. End-to-end servicing and personal approach will become major trends of further improvement of quality of work with the company's corporate customers.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of Povolzhskyi region	Founder of the Association	Development and promotion of telecommunications and services provided by the	Since 2000

		Association members	
"Teleinfo" – Povolzhskaya Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of operators of federal cellular network NMT-450	Associated member	Promotion of creation and development of federal cellular communication network NMT-450	Since 2003
Association of operators of business servicing federal network "ISKRA"	The association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and entrepreneurs	The association member	Development and implementation of socially important projects and programs	Since 1997

3.6. The issuer's affiliated and dependent companies.

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate and/or dependent in relation to OJSC "Volga Telecom"	The amount of participation share of OJSC "VolgaTelecom"		The amount of the company's participation share		Core activity type	The company's importance for OJSC "Volga Telecom" activity
		In the company's charter capital	From ordinary shares	In OJSC "Volga Telecom" charter capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the charter capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Limited Liability Company "Udmurtskie Cellular Networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str., 206	Prevailing participation in the charter capital	100	-	-	-	Cellular communication services provision	
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	

Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary, Shumilov str., 20	Prevailing participation in the charter capital	100	100	0,000558		Local telephone communication services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	91	-	-	-	Services of paging communication	
Open Joint Stock company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	OJSC "Volga Telecom" holds over 20% of the company's voting shares	73,6	73,6	-	-	The Internet services, data transmission network services	
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola, Sovietskaya, str., 138	Prevailing participation in the charter capital	61	61	-	-	Radio broadcasting services	
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision	
Limited Liability Company Private security company "ROS" (LLC PSC "ROS"), Penza, Dzerzhinskogo str., 30	Prevailing participation in the charter capital	60	-	-	-	Security activity	
Limited Liability Company "Vyatskaya cellular communication" (LLC "VCC"), Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	51	-	-	-	Cellular communication services provision	

Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the charter capital	51	-	-	-	Radio broadcasting services	
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision	
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision	
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	Prevailing participation in the charter capital	51	-	-	-	Data transmission network services	
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Kazan, Lomzhinskaya str., 20A	Prevailing participation in the charter capital	50 % + 1 share	50 % + 1 share			Cellular communication services provision	
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services	
Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services	
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision	

Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services	
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	OJSC "Volga Telecom" holds over 20% of the company's voting shares	49	49	0,009761		Cellular communication services provision	
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk, Lenin str., 6.	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,027577		Banking activity	
Closed Joint Stock Company "Nizhegorodtelеservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Local telephone communication services	
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoi str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision	

Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication"), Nizhny Novgorod, Gagarin ave., 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services	
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11 a	OJSC "Volga Telecom" possesses over 20% of the company's charter capital	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

Fixed assets as of December 31, 2003.

№	Name of groups of fixed assets	Initial cost	Accumulated depreciation
1.	Land plots	2 712 261	-
2.	Buildings	3 165 562 578	744 768 883
3.	Constructions and transfer mechanisms	8 616 846 779	4 231 254 764
4.	Machinery and equipment	12 739 440 477	5 409 482 150
5.	Transportation	387 950 853	256 532 286
6.	Computer machines and office appliances	722 549 243	275 915 811
7.	Housing stock	91 166 621	-
8.	Others	515 184 293	344 306 604
TOTAL, rubles:		**26 241 413 105**	**11 262 260 498**

Fixed assets as of March 31, 2004

№	Name of groups of fixed assets	Initial cost	Accumulated depreciation
1.	Land plots	3 794 481	-
2.	Buildings	3 277 950 975	765 489 366
3.	Constructions and transfer mechanisms	8 734 555 481	4 318 462 650
4.	Machinery and equipment	13 104 672 147	5 850 013 662
5.	Transportation	393 301 439	264 132 069
6.	Computer machines and office appliances	796 040 847	342 477 921
7.	Housing stock	83 847 653	-
8.	Others	205 399 015	175 900 607
TOTAL, rubles:		**26 599 562 038**	**11 716 476 275**

The results of the latest revaluation of fixed assets

№	Name of groups of fixed assets	Full value before revaluation	Depreciated book value (net of depreciation) before revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of depreciation) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		2 214 675	1 330 302		3 901 594	2 202 282

Fixed assets in OJSC 'VolgaTelecom" were revaluated by the independent appraiser LLC "Audit-Appraisal", operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

OJSC "VolgaTelecom" has no plans for acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the value of all fixed assets.

Facts of charge of fixed assets (fixed assets in pawn by the results of 2003) as of December 31, 2003:

Number, date of contract of fixed assets pledge	Amount of guarantee, rubles	The purpose of pledge	Date of beginning of pledge	The contract validity term

№ 2 of 14.06.2002	40 569 999	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 153 of 19.06.2003	178 206 897	credit	24.06.2003	23.06.2004
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 177 of 21.07.2003	19 949 632	credit	21.07.2003	25.07.2004
№ 187 of 30.07.2003	50 059 682	credit	30.07.2003	03.08.2003
№ 272 of 29.10.2002	30 578 972	credit	29.10.2002	29.10.2004
№ 58/1 of 04.04.2002	42 622 424	credit	04.04.2002	30.03.2004
№ 144/1 of 17.09.2002	55 642 892	credit	17.09.2002	17.09.2004
№ 8/1 of 24.01.2003	42 345 618	credit	24.01.2003	23.01.2004
№ 190 of 08.08.2003	48 386 989	credit	08.08.2003	12.08.2004
№ 195 of 19.08.2003	58 852 065	credit	19.08.2003	16.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.01	20.03.05
№ 1/39 of 17.02.03	31 271 873	credit	17.02.03	15.02.04
№ 1/147 of 23.05.03	23 967 380	credit	23.05.03	17.05.04
№ 1/005 of 26.05.03	466 974	credit	26.05.03	24.05.04
№ 74 of 05.06.02	166 363 087	credit	05.06.2002	13.07.05
№ 93/03 of 30.05.03	45 224 047	credit	30.05.2003	28.05.04
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	to 2008
№ 91307810746020001020 of 4.09.2002	139 378 462	credit	4.09.2002	2.09.2005
№ 149 «3» of 30.05.2002	25 559 444	credit	30.05.2002	30.11.2003
№ 176/373-03 of 21.07.2003	27 965 000	credit	21.07.2003	25.07.2004
№ 91/415-03 of 12.08.2003	58 310 670	credit	12.08.2003	09.02.2005
№ 118 of 29.04.2003	97 643 137	credit	29.04.2003	28.04.2004
№ 138 of 30.05.2003	39 140 755	credit	30.05.2003	29.05.2004
№ 197 of 26.08.2003	58 634 654	credit	26.08.2003	23.02.2005
№ 201 of 28.08.2003	57 175 521	credit	28.08.2003	25.02.2005
№ 204 of 01.09.2003	73 319 878	credit	01.09.2003	01.09.2006
№ 226 of 16.09.2003	57 308 552	credit	16.09.2003	16.03.2005
№ 235 of 23.09.2003	57 740 117	credit	23.09.2003	23.03.2005
№ 060/349 of 27.11.2003	240 033 511	credit	27.11.2003	27.11.2004
№ 306 of 20.11.03	69 054 874	credit	20.11.2003	20.05.2005
№ 326 of 15.12.2003	68 371 570	credit	15.12.2003	14.06.2005
№ 332 of 19.12.2003	67 772 676	credit	19.12.2003	18.06.2005
№ 260 of 11.10.2003	59 162 628	credit	11.10.2003	09.04.2005
№ 279 of 27.10.2003	58 751 797	credit	27.10.2003	26.04.2005
TOTAL, rubles:	**2 728 171 136**			

Facts of charge of fixed assets (fixed assets in pawn) as of March 31, 2004

Number, date of contract of fixed assets pledge	Amount of guarantee, rubles	The purpose of pledge	Date of beginning of pledge	The contract validity term
№ 2 of 14.06.2002	40 569 999	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 153 of 19.06.2003	113 671 705	credit	24.06.2003	23.06.2004
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 177 of 21.07.2003	18 220 441	credit	21.07.2003	25.07.2004
№ 187 of 30.07.2003	41 524 860	credit	30.07.2003	03.08.2003
№ 1316 of 17.09.2002	23 129 029	credit	17.09.2002	17.09.2004
№ 1385 of 30.10.2002	34 034 139	credit	30.10.2002	30.09.2004
№ 144/1 of 17.09.2002	55 642 892	credit	17.09.2002	15.09.2004
№ 190 of 08.08.2003	29 252 988	credit	08.08.2003	12.08.2004
№ 191 of 12.08.2003	47 583 658	credit	12.08.2003	10.02.2005
№ 195 of 19.08.2003	58 852 065	credit	19.08.2003	16.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.2001	20.03.2005
№ 03/51 of 19.05.03	11 722 340	credit	19.05.2003	17.05.2004
№ 03/67 of 06.06.03	12 705 000	credit	06.06.2003	04.06.2004
№ 147/03 of 23.05.03	23 967 379	credit	23.05.2003	20.05.2004
№ 1/005 of 26.05.03	466 974	credit	26.05.2003	24.05.2004
№ 74 of 05.06.02	166 363 087	credit	05.06.2002	13.07.2005
№ 93/03 of 30.05.03	45 224 047	credit	30.05.2003	28.05.2004
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	to 2008
№ 1020 of 4.09.2002	139 378 462	credit	4.09.2002	02.09.2005
№ no number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 176/373-03 of 21.07.2003	27 965 000	credit	21.07.2003	25.07.2004
№ 118 of 29.04.2003	92 401 826	credit	29.04.2003	28.04.2004
№ 138 of 30.05.2003	26 629 979	credit	30.05.2003	29.05.2004
№ 197 of 26.08.2003	58 634 654	credit	26.08.2003	23.02.2005
№ 201 of 28.08.2003	52 341 792	credit	28.08.2003	25.02.2005
№ 204 of 01.09.2003	73 319 878	credit	01.09.2003	01.09.2006
№ 226 of 16.09.2003	51 562 795	credit	16.09.2003	16.03.2005
№ 235 of 23.09.2003	54 395 911	credit	23.09.2003	23.03.2005
№ 060/349 of 27.11.2003	240 033 511	credit	27.11.2003	27.11.2004
№ 306 of 20.11.03	59 960 968	credit	20.11.2003	20.05.2005
№ 326 of 15.12.2003	63 845 552	credit	15.12.2003	14.06.2005
№ 332 of 19.12.2003	63 360 314	credit	19.12.2003	18.06.2005
№ 260 of 10.10.2003	59 162 628	credit	10.10.2003	09.04.2005
№ 279 of 27.10.2003	53 040 748	credit	27.10.2003	26.04.2005
№ 344 of 29.12.2003	68 868 554	credit	29.12.2003	29.12.2005
№ 23 of 30.01.2004	69 217 049	credit	30.01.2004	30.01.2006

№ 37 of 09.02.2004	836 126 301	credit	09.02.2004	01.02.2006
№ КП-01/04 of 03.03.2004	79 082 787	credit	03.03.2004	01.03.2006
№ 51 of 27.02.2004	41 090 195	credit	27.02.2004	01.03.2006
№ 63 of 16.03.2004	250 042 353	credit	16.03.2004	16.03.2006
№ 72 of 26.03.2004	68 850 068	credit	26.03.2004	01.04.2006
TOTAL, rubles:	**3 911 947 855**			

3.7.2. The cost of the issuer's real property assets

The cost of the real property assets is 1 564 053 192 rubles.
The assessment of real property assets was not effected in the last 12 months.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes defining the profitability and red ink of the issuer for 5 years and for the 1st quarter of 2004

Index name	1999	2000	2001	2002	2003	The 1st quarter of 2004
Proceeds, thousands rubles	5 016 647	6 677 084	7 696 827	10 967 595	14 677 305	4 344 874
Gross profit, thousand rubles	1 128 662	1 476 049	1706400	3 170 965	4 206 154	1 235 367
Net profit , thousands rubles	481 501	700 128	596 973	1 241 308	2 009 438	516 315
Efficiency of labor, rubles/persons	84 362	113 484	134 058	202 844	284615	87 168
	No	No				

Yield of capital investment, %	aggregate data on the fixed assets	aggregate data on the fixed assets	75,9	97,3	107,2	29,1
Return on assets, %	No consolidated accounting balance-sheet	No consolidated accounting balance-sheet	4,7	8,7	10,9	2,4
Return on equity, %	No consolidated accounting balance-sheet	No consolidated accounting balance-sheet	5,9	11,4	16,6	3,9
Profitability of products (sales), %	No consolidated accounting balance-sheet	No consolidated accounting balance-sheet	22,2	28,9	28,7	28,4
Uncovered loss sum as of the report date, rubles	No consolidated accounting balance-sheet	No consolidated accounting balance-sheet	n/a	n/a	n/a	n/a
Ratio of uncovered loss as of the report date to the balance-sheet total	No consolidated accounting balance-sheet	No consolidated accounting balance-sheet	x	x	x	x

*The index "efficiency of labor" is calculated by the method applied in budgeting: proceeds/staff on the payroll, including employees working by civil contracts and dual job holders.
The data presented in the table show the stable growth of proceeds and profit.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works, services and of profit (losses) of the issuer from the core activity.

The issuer, while rendering telecommunication services, obtains the main part of the profit from the following sources:

- development of telecommunication facilities;
- the increase in the change of outgoing long-distance calls;
- widening of the range of telecommunications services rendered, including intensive development of new telecom services;

- change of tariff policy.

For 5 years the increase of basic telephone sets amounted to 960 thousands numbers. The other factors that influenced the growth of economic indexes are stated in details in item 4.5.

4.2. The issuer's liquidity

The indexes describing the issuer's liquidity for the last 5 accomplished fiscal years and as of April 01, 2004, are presented in the table:

Thousand rubles

Index name	As of 01.01.2000	As of 01.01.2001	As of 01.01.2002	As of 01.01.2003	As of 01.01.2004	As of 01.04.2004	The change (+) or (-) of the index by 2003
Own floating funds, thousand rubles	-121026	-56335	24562	-1531785	-4864251	-4875428	+11177
Leverage ratio	0,44	0,37	0,18	0,33	0,61	0,61	0
Ratio of own funds autonomy	0,7	0,73	0,8	0,75	0,62	0,62	0
Economic security of inventory with own floating funds	-1,69	-0,64	0,27	-3,45	-9,3	-7,9	-1,4
Permanent asset index	1,1	1,04	0,1	1,13	1,37	1,36	-0,01
Current liquidity ratio	1,2	1,62	1,28	0,8	0,7	0,8	+0,1
Fast liquidity ratio	1,6	1,28	0,93	0,45	0,4	0,52	+0,12

** For the calculation of indexes the methods recommended by Russia's FCSM were used.*

By the results of 2001 the issuer's own floating funds amounted to 24562 thousand rubles. By the results of 1999, 2000, 2002, 2003 and the first quarter of 2004 the capital investments were financed from borrowed funds.

One of the aims of the reorganization of the Company is the activation of investment activity. This policy assumes sharp increase of using borrowed funds and correspondingly the change of index of own floating funds.

It is necessary to point out the considerable cheapening of the cost of borrowed funds for the analyzed periods, especially for the past year, which allows for using them more in the Company's money turnover.

Own floating funds index dynamics is not a negative fact for the Company, as for this period the major objective of the issuer's financial policy is the development of communication facilities of Volga region. The borrowed funds are defined as one of the main sources of the Company's investment activity.

The leverage ratio during all 5 fiscal years and for the 1st quarter of the current year did not exceed 80%, which corresponds to norms and shows the issuer's high financial stability.

As of April 01, 2004 the financing of the issuer's investment activity from borrowed funds amounts to 61%.

The ratio of own funds autonomy is also within the limits of norms (lot lower than 0,5 - 0,6) for all considered periods.

As of April 01, 2004 the share of own capital in the assets amounted to 62%.

The permanent assets index value in 1999, 2000, 2002, 2003 and in the first quarter of the current year was more than 1, as for the specified periods the issuer's own sources were not sufficient to cover capital investments. 2001 was exceptional, as at that time the considered index was at the level of admissible value not more than 0,9.

The scope of the issuer's short-term liabilities defined the dynamics of current and fast liquidity ratios. In 1999, 2000 and 2001 the issuer's short-term debt was completely secured by floating funds for conducting the activity and timely repayment of term liabilities. The current liquidity ratio for the specified periods was more than 1, which corresponded to norms. The optimum value of fast liquidity ratio – 0,8 -1,0 – was in 2001 (0,93).

At present, the leverage ratio and the ratio of own funds autonomy remain within admissible limits and have stable positive dynamics.

4.3. The size, structure and adequacy of the issuer's capital and floating funds.

4.3.1. The size and the structure of the issuer's capital and floating funds

According to the accounting statement for the last five accomplished fiscal years, the structure and the size of OJSC "VolgaTelecom" capital are the following:

For the last 5 fiscal years:	**1999**	**2000**	**2001**	**2002**	**2003**
Charter capital	583 388	583 388	583 388	1 639 765	1 639 765
Reserve capital	34 535	43 682	58 798	72 832	81 988
Additional capital	433 611	509 334	1 080 285	4 139 098	4 088 227
Social sphere fund	34 669	34 669	313	-	-
Target financing	5	-	-	-	-
Undistributed profit	177 149	302 330	844 918	5 652 172	7 144 288
Capital, total (thousand rubles):	**1 263 357**	**1 473 403**	**2 567 702**	**11 503 867**	**12 954 268**

According to the accounting statement for the last five accomplished fiscal years, the structure and the size of OJSC "VolgaTelecom" floating funds are the following:

For the last five fiscal years:	**1999**	**2000**	**2001**	**2002**	**2003**
Inventories	71 825	88 677	90 451	443 555	517 854

VAT for acquired valuables	11 554	11 102	43 212	569 731	734 881
Accounts receivable	322 441	363 179	338 654	1 117 471	1 640 295
Short-term financial investments	274	169	94	13 233	11 082
Monetary funds	14 953	19 441	18 623	145 563	234 242
Other floating funds	233	-	-	-	483
Floating funds, total (thousand rubles):	**421 280**	**482 568**	**491 034**	**2 289 553**	**3 138 837**

The structure and the size of the capital and of floating funds for the 1st quarter of 2003 did not change considerably.
The sources of financing of floating funds – called-up loans, bank credits.

4.3.2. The adequacy of the issuer's capital and floating funds

The calculation of the issuer's own capital adequacy for repayment of short-term obligations and for covering current operating expenses of OJSC "VolgaTelecom" for the last 5 accomplished fiscal years:

Thousand rubles

Index name	As of 01.01.2000	As of 01.01.2001	As of 01.01.2002	As of 01.01.2003	As of 01.01.2004
Own capital (OC) (line 490 + line 640)	1 243 971	1 441 351	2 614 440	11 729 792	13 163 440
Shot-term liabilities (STL) (line 690 - line 640)	210 719	298 615	381 515	3 013 359	4 571 678
Current operating expenses (COE)	741 056	991 988	1 153 599	8 653 819	11 516 283
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term obligations and for covering current operating expenses (OC - STL - COE)	292 196	150 748	1 079 326	62 614	- 2 924 521

The amount of average daily operating expenses of the issuer for the considered periods amounted to:

in 1999 – 2 058 thousand rubles;
in 2000 – 2 756 thousand rubles
in 2001 – 3 204 thousand rubles;
in 2002 - 24 038 thousand rubles;
in 2003 - 31 990 thousand rubles.

The calculation of the issuer's own capital adequacy for repayment of short-term obligations and for covering current operating expenses of OJSC "VolgaTelecom" as of April 01, 2004.

Thousand rubles

Index name	As of 01.04.2004
Own capital (OC) (line 490 + line 640)	13 675 736
Shot-term liabilities (STL) (line 690 - line 640)	**4 421 384**
Current operating expenses (TOP)	3 536 308
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term liabilities and for covering current operating expenses (OC - STL - COE)	5 718 044

The issuer's average daily operating expenses in the first quarter of 2004 amounted to 39 292 thousand rubles.

So, the issuer is adequately provided with own fixed assets for the next period.

4.3.3. Monetary funds

For the purpose of planning and control over monetary funds the issuer draws up the budgets of monetary funds. Besides, the long-term forecasting of cash flows and the reports for control of collection and spending money are being made.

Cash inflow:

- from operating activity in 2004 is planned in the amount of 20,2 billion rubles.

- in respect of investment activity is planned to obtain from sales of investments into affiliated and dependent companies.

The sources of financing of all kinds of the activity of the issuer - OJSC "VolgaTelecom" - are the proceeds from telecom services (own funds) and obtained commodity and bank credits, financial lease (leasing).

4.3.4. The issuer's financial investments.

The total balance-sheet value of securities that the issuer owns as of December 31 2003, amounts to 1 175 551 thousand rubles.

The balance-sheet value of the issuer's affiliated and dependent companies as of December 31, 2003 is the following:

The company's name	Kind of activity	The cost of investments As of December 31, 2003
Affiliated companies		
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	102
CJSC "Digital telecommunications"	Local telecom services	2768

communication”	communication services	
LLC “Vyatka-Page”	Paging	18
CJSC “Ulyanovsk-GSM»	Cellular communication services	51
LLC “PSC -ROS”	Security services	60
LLC Russian-American Joint venture “Izhcom”	Data transfer services	306
LLC “Udmurtskie Cellular Networks-450”	Cellular communication services	150
CJSC “Cellular communication of Mordoviya”	Telecom services	30
CJSC “TeleSviayzInform”	Telecom services	10
CJSC “Pulse-Radio Yoshkar-Ola”	Telecom services	183
LLC “Radio- Resonance”	TV-radio airplay of programs	4
CJSC “Nizhny Novgorod Cellular Communication”	Cellular communication services	651 974
OJSC “TATINCOM-T”	Cellular communication services, GSM	473 936
Reserve for depreciation	-	-
Total:	-	**1 129 683**
Dependent companies		
OJSC “OMRIX”	Data transfer services	84
OJSC “Telesot”	Telecom services	9435
CJSC “Saratov Mobile”	Cellular communication services	3301
CJSC “Samara-Telecom”	Local telecom services	75
CJSC “Penza Mobile”	Cellular communication services	1210
CJSC “Digital networks of Udmurtiya”	Cellular communication services	49
CJSC Joint Venture “Pulse-Radio”	On-air radio broadcasting	-
LLC “Reanta”		2
CJSC “Nizhegorodskyi radio telephone”	Fixed and wireless radio communication services	50

CJSC "Erickson communication"		11
CJSC "Transsviyaz"	Elaboration of projects on establishment of digital networks	160
CJSC "Nizhegorodteleservice"	Establishment and operation of integral system	1191
CJSC Commercial bank "C-Bank"	Bank's services	5980
CJSC "Chuvashiya Mobile"	Cellular communication services	502
CJSC "Chery Page"	Paging services	114
CJSC "Public telephone Saratov"	Telecom services	50
Total:	-	**22 214**
Financial investments in other organizations		**18 359**
Other long-term financial investments		**4 860**
TOTAL, thousand rubles (line 140 of balance-sheet)		**1 175 065**

The total balance-sheet value of securities that the issuer owns as of March 31 2004, amounts to 1 174 613 thousand rubles.
The balance-sheet value of the issuer's affiliated and dependent companies as of March 31, 2004 is the following:

The company's name	Kind of activity	The cost of investments as of March 31, 2004
Affiliated companies		
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	102
CJSC "Digital telecommunications"	Local telecom services	2 768
LLC "Vyatskaya cellular communication"	Cellular communication services	41
LLC "Vyatka-Page"	Paging	18
CJSC "Ulyanovsk-GSM»	Cellular communication services	51
LLC "PSC -ROS"	Security services	60
LLC Russian-American	Data transfer	306

LLC "Udmurtskie Cellular Networks-450"	Cellular communication services	150
CJSC "Cellular communication of Mordoviya"	Telecom services	30
CJSC "TeleSviayzInform"	Telecom services	10
CJSC "Pulse-Radio Yoshkar-Ola"	Telecom services	183
LLC "Radio- Resonance"	TV-radio airplay of programs	4
CJSC "Nizhny Novgorod Cellular Communication"	Cellular communication services	651 974
OJSC "TATINCOM-T"	Cellular communication services, GSM	473 936
OJSC "OMRIX"	Data transfer services	489
CJSC "Public telephone Saratov"	Telecom services	50
Reserve for depreciation	-	-
Total:	-	**1 130 172**
Dependent companies		
OJSC "Telesot"	Telecom services	9 435
CJSC "Saratov Mobile"	Cellular communication services	3 301
CJSC "Samara-Telecom"	Local telecom services	75
CJSC "Penza Mobile"	Cellular communication services	1 210
CJSC "Digital networks of Udmurtiya"	Cellular communication services	49
CJSC Joint Venture "Pulse-Radio"	On-air radio broadcasting	-
LLC "Reanta"		2
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50
CJSC "Erickson communication"		11
CJSC "Transsviyaz"	Elaboration of projects on establishment of digital networks	160
CJSC	Establishment and	1 191

"Nizhegorodteleservice"	operation of integral system	
CJSC Commercial bank "C-Bank"	Bank's services	5 980
CJSC "Chuvashiya Mobile"	Cellular communication services	502
CJSC "Chery Page"	Paging services	114
Total:	-	**22 080**
Financial investments in other organizations		**18 359**
Other long-term financial investments		**4 860**
TOTAL, thousand rubles (line 140 of balance-sheet)		**1 175 470**

The issuer's financial investments making 10 and more percent of all financial investments for the first quarter of 2004 are the same as in 2003.

1. The issuer's full and abbreviated name, location:
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issue of the Company's shares is registered:
№ 32-1-1535 of June 16, 1997, Department of Finance of Nizhny Novgorod oblast's Administration

The quantity of securities the issuer owns:
100 000 units of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication", are the financial investments of OJSC "VolgaTelecom";

The total face value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication", *that the issuer owns* - 21629,4 thousand rubles;

Total balance-sheet value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" *the issuer owns, amounts to* 651974 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment :
The size of declared dividend on ordinary shares, approved by the annual general meeting of stockholders, 27.06.03, amounted to 230 rubles. According to current legislation, the deadline for paying dividends is before December 31, 2003.

2. *The issuer's full and abbreviated name, location:*
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T".
Tatarstan Republic, Kazan, Lomzhinskaya str., 20A;
State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issues of securities are registered:
№ 1-01-55125-D of 11.06.1998, regional department of FCSM of Russia, in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of FCSM of Russia, in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 units are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM- T" in 2003 (purchase –and- sale contract № TAT-1 of September 22, 2003, and purchase –and- sale contract № BR-220903-1 of September 22, 2003);

The total face value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns, is 170941,85 thousand rubles;

Total balance-sheet value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns - 473 936 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM- T";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM- T" stockholders in 2003 decided not to pay dividends for 2002.

4.3.5. The issuer's intangible assets

Intangible assets as of December 31, 2003 are the following:

№	Name of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles.
1.	Exclusive rights on utility software, data bases	106 113	74 279
2.	Exclusive rights on trade marks	28 251	4 473
TOTAL, rubles:		**134 364**	**78 752**

Intangible assets as of March 31, 2004 are the following:

№	Name of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles.
1.	Exclusive rights on utility software, data	106 113	79 584

2.	Exclusive rights on trade marks	28 251	5 179
TOTAL, rubles:		**134 364**	**84 763**

Information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № «Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Sviayzinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter the issue did not receive any patents, licenses and certificates for using trademarks.

There are no issuer's expenses in the area of science-engineering development, in relation to the new developments and investigations.

4.5. Analysis of the development trends in the issuer's core activity area.

The company's belonging to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for services.

The first and major task of the Company is to keep and to increase the market share of local telephone communication services, total share of income from this market segment currently makes up over 50% of the total company's income. Annual increase of share of income from this segment is clearly seen, this is to a considerable extent promoted by annual industry development as well as by flexible tariff policy.

Starting since 1998 the total gain of telephone lines for the specified period made 960 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator is equal to 48%.

The tendencies of long distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from long distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of income from long distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 1999 – 2003 are detailed below.

1999

The company's activity was directed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new automatic telephone exchanges and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity up to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital automatic telephone exchanges made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 of 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels up to 68% of the total number in operation.

Due to connection of secondary and primary groups at intraoblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels was increased by 79,4 thousand channels/km. The gain of outgoing automatic channels of automatic long distance communication made up 460 channels. The results of local and long distance telephone network development allowed for increasing the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC "Nizhegorodsviyazinform". The company provided the following services to the population:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative operators of communication became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that

Internet is one of high profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the total capacity of the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast in operation was 523496 numbers.

In 8 towns of the oblast city's the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2, 3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephones per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of TMC-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001:

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technological base, the Company became the leader

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company –the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, 5 centers were established in Nizhny Novgorod oblast in 2001;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural telephone exchanges are equipped with automatic number identifier function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from switched access to organization of gateways, allocated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long distance communication channels. In Nizhny Novgorod oblast this service provides 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in

Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the company's incorporation the paramount issue is to work out unified technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, increase of quality and volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in Povolzhskyi region the number of users with switched access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of switched access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for long distance and international communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the last "mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long distance and international telephone communication, and namely:

- ► the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;
- ► increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the state, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;
- ► the change of calculation methods in respect of services rendered to OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate as compared to the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and amounted by the results of the year - 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. Thus in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" , Moscow city, was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters , for the change over of subscribers from wire broadcast to off –the- air reception of programs.

The first line of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-speed access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran, Toliyatti). The construction of the first line of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet- free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of switched Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose consolidating of available segments

example, the contracts with RTKomm.RU on the connection of objects of Federal Target Program "Electronic Russia", in the realization of which all branches participated.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in for 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza branch and Ulyanovsk branch.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk in 2003 IP-telephony service using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk town and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the client account state of housing sector subscribers, of providing information on long-distance tariffs and codes, is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

Basic indexes of the efficiency of OJSC "Nizhegorodsviyazinform" activity.

№ №	Index name	Measurement units	1999	2000	2001
1	2	3	5	6	7
1.	Income per a line	rubles	1438	1804	2173
2.	Profit per a line	rubles	314	564	646
3.	Profit per an employee	rubles	23173	44646	55769
4.	Number of lines per an employee	units	73,9	79,2	86,3
5.	Prime cost of a production unit	rubles/100 rubles of proceeds	66,10	67,96	65,54
6.	Share of salary fund in the proceeds	%	18,5	20,2	20,3

Major indicators of OJSC "VolgaTelecom" efficiency

	Index name	Measurement units	2001	2002	2003
1.	Proceeds per a line	rubles	2354	2906	3662
2.	Profit from core activity per a line	rubles	516	840	1051,5
3.	Proceeds per a registered employee	Thousand rubles	154,6	214,4	284,6
4.	Profit from core activity per registered employee.	Thousand rubles	33,9	62,0	81,7
5.	Number of lines per registered employee	lines	65,7	73,6	77,7

6	Telephone sets density per 100 residents (total)	telephones	18,64	19,70	20,9

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,

The Board of directors (collegial management body)

General Director (the issuer's single executive body)

Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's supreme management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the Board of directors, carried out by cumulative voting;

5) the early termination of office of the members of the Board of directors, the resolution on

which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and the early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by

participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors – the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 or less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";
11) passing resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, quarterly reports of the issuer of issuing securities, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including defining of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its balance on the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On

joint stock companies";

22) coordination of the Company's organizational structure, including basic functions of structural subdivisions;

23) creation of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his authority, and also early termination of his office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his deputy;

28) formation of joint executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) creation of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of an internal document on the issues of disclosing the information about the Company;

39) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal

of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

40) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to joint or single executive body of the Company.

The competence of single and joint executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General director acts on behalf of the Company without the power of attorney, he represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him and the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him.

Management board is a collegial executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) defining quantitative structure and appointment of members of joint executive bodies of the branches, and also early termination of their authority, approval of Provision on a joint executive body of a branch;

13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) approval of terms and conditions of contracts (additional agreements) concluded with the members of joint executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors.

The Company's Management board has also the right to take decisions on other issues of the management of the Company's current activity by the order of the Board of directors or under the motion of the Company's General Director.

The procedure of convocation and holding the sessions of the Management board, and also the procedure of passing the resolutions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by the Company's shareholders general meeting.

The rights, duties and responsibility of the members of the Management board are defined by the contract concluded with each of them with the Company. The contract on behalf of the Company is signed by the Company's General Director.

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved the internal document establishing the rules of the issuer's corporate governance – "The Code of corporate governance of OJSC "VolgaTelecom" (see appendices on page 341).

The text of the issuer's Charter is available in the Internet at:

http://www.volgatelecom.ru/?id=261

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (joint executive body) of the issuer

The Board of directors

Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:

Grigorieva Alla Borisovna

Year of birth: ***1967***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the head of the department of block of shares management***

Period: ***1999 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***

Organization: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *1999 - 2000*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Elektrosvyaz" of Rostov oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of the Republic of Adygeas*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

Equity stake in charter capital of the issuer: ***0.00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1999 – 2003***

Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***Non-government pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC "Transsviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***CJSC "Ericsson sviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC Commercial bank "ONEXIM - VOLGA"***
Post: ***member of the Bank's council***

Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - present time*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of investigation of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg oblast*
Post: *member of the Board of directors*

Period: *2002 – present time*
Organization: *OJSC "National payphone network"*

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***0,14895%***
Stake of the issuer's ordinary shares: ***0,18137%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Abrasive factory "Ilyich"***

Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***analytical department head***

Period: ***1999 - 2001***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsviyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovskaya Waterpower station"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Zabuzova Elena Victorovna
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the director – head of the sector of operations at financial markets and operation with banks of Financial settlement center***

Period: ***1999 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the department head – head of the sector of the treasury budget control***

Period: ***2000 - 2001***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***head of the sector budget control of the treasury department***

Period: *2001 - 2003*

Organization: ***OJSC "Sviayzinvest"***

Post: ***deputy to the director – head of the sector of economic planning and budgeting of the Department of economic and tariff policy***

Period: ***2003 – present time***

Organization: ***OJSC "Sviayzinvest"***

Post: ***director of economic planning and budgeting Department***

Period: ***2002 - 2003***

Organization: ***OJSC "Yuzhnaya telecommunication company"***

Post: ***member of the Board of directors***

Period: ***2002 - 2002***

Organization: ***OJSC "Elektrosvyaz of Rostov oblast"***

Post: ***member of the Board of directors***

Period: ***2002 - 2002***

Organization: ***OJSC "Smolensksviyazinform"***

Post: ***member of the Board of directors***

Period: ***2003 – present time***

Organization: ***OJSC "Sibirtelecom"***

Post: ***member of the Board of directors***

Period: ***2003 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Lopatin Alexander Vladimirovich

Year of birth: ***1964***

Education: ***higher education***

Posts held during the last 5 years:
Period: *1999 - 2000*
Organization: *OJSC "Sviayzinvest"*
Post: *first deputy to the General Director*

Period: *2000 - 2001*
Organization: *OJSC "Elektrosvyaz" of Rostov oblast*
Post: *Chairman of the Board of directors*

Period: *2000 – 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2000 - 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *deputy to the General Director*

Period: *2000 – present time*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *Chairman of the Board of directors*

Period: *2000 - 2003*
Organization: *CJSC "MobiTel"*
Post: *member of the Board of directors*

Period: *2000 - 2003*
Organization: *CJSC "MobiTel"*
Post: *Chairman of the Board of directors*

Period: *2000 – present time*
Organization: *OJSC "Centertelecom" (to 2001 – OJSC "Elektrosvyaz" of Moscow oblast)*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Khantymansyiskokrtelecom"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Central Telegraph"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*

Organization: *OJSC "Rostelecom"*

Post: *member of the Board of directors, member of the Management board*

Period: *2000 - present time*

Organization: *OJSC "MGTS"*

Post: *member of the Board of directors*

Period: *2001 - 2002*

Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*

Post: *Chairman of the partnership council*

Period: *2001 - 2002*

Organization: *OJSC "Elektrosvyaz" of Krasnoyarsk krai*

Post: *Chairman of the Board of directors*

Period: *2002 -2003 (to 16.09.2003)*

Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*

Post: *director of the partnership*

Period: *2002 - present time*

Organization: *OJSC "Dalsviyaz"*

Post: *Chairman of the Board of directors*

Period: *2002 - 2003*

Organization: *OJSC "Sibirtelecom"*

Post: *member of the Board of directors*

Period: *2003 - present time*

Organization: *OJSC "Sibirtelecom"*

Post: *Chairman of the Board of directors*

Period: *2002 - present time*

Organization: *OJSC "VolgaTelecom"*

Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Romskyi Georgyi Alexeevich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2001***
Organization: ***OJSC "Uraltelecom"***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: *2002 - present time*
Organization: ***CJSC "Globus – Telecom"***
Post: ***member of the Board of directors***

Period: *2002 - 2003*
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Organization: ***CJSC "Mobitel"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***CJSC "Mobitel"***
Post: ***Chairman of the Board of directors***

Period: *2003 - present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***
Organization: ***Ministry of Justice (Presidium of the Interrepublic Bar)***
Post: ***attorney***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the department of legal maintenance***

Period: ***2002 - 2002***
Organization: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:

Organization: *CJSC "Moscow company of investments and innovations"*
Post: *General Director*

Period: *1999 - 2002*
Organization: *SRO NAUFOR*
Post: *member of the Management board*

Period: *1999 – 2003*
Organization: *Association for the investors rights protection*
Post: *head of the group of independent directors with the Association*

Period: *1999 - 2000*
Organization: *SRO NAUFOR*
Post: *head of the Department of the investors rights protection*

Period: *2000 - 2002*
Organization: *SRO NAUFOR*
Post: *director of NAUFOR Consulting center*

Period: *2000 - 2001*
Organization: *SRO NAUFOR*
Post: *head of the Department for infrastructure and competition at the share market*

Period: *2002 - 2003*
Organization: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *Association for the investors rights protection*
Post: *deputy to the executive director*

Period: *2002 - 2003*
Organization: *OJSC "Astrakhanenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances sector***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999- 1999***
Organization: ***CJSC "Central Russian Universal Stock Exchange"***
Post: ***assistant to the executive President***

Period: *1999 - 1999*

Organization: ***OJSC "Sviayzinvest"***

Post: ***leading expert of the sector of liquidity increase program of the Department of securities***

Period: *1999 - 2000*

Organization: ***OJSC "Sviayzinvest"***

Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: *2000 - 2002*

Organization: ***OJSC "Sviayzinvest"***

Post: ***head of the sector for investor's relations, development of shares secondary market of the securities Department***

Period: *2000 - 2001*

Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***

Post: ***member of the Board of directors***

Period: *2000 - 2001*

Organization: ***OJSC "Martelcom"***

Post: ***member of the Board of directors***

Period: *2001 - 2002*

Organization: ***OJSC "Martelcom"***

Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***

Organization: ***OJSC "Sviyaz" of Komi Republic***

Post: ***member of the Board of directors***

Period: *2002 - 2003*

Organization: ***OJSC "Sviayzinvest"***

Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***

Organization: ***OJSC "Lensviayz"***

Post: ***member of the Board of directors***

Period: ***2003 - present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsviayzinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Giprosviayz"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2003 – present time*
Organization: *OJSC "Dalsviayz"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "RTK – Leasing"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "RTKomm.RU"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "RTK – Invest"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *Non-government pension fund "Telecom - Soyuz"*

Post: ***member of the fund's council***

Period: ***2003 – present time***
Organization: ***OJSC JSCB "Sviyaz – Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:

The issuer's single executive body: ***Lyulin Vladimir Fedorovich***
Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1999 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Organization: *CJSC "TeleRoss – Nizhny Novgorod"*
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***Non-government pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1999 – 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***
Period: ***1999 - 2003***
Organization: ***CJSC "Transsviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***CJSC "Ericsson sviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC Commercial bank "ONEXIM - VOLGA"***
Post: ***member of the Bank's council***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhegorodskyi radiotelephone"***
Post: ***member of the Board of directors***

Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: *2001 – present time*
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: *2001 – present time*
Organization: ***Non-commercial partnership "The center of research of telecommunication development problems"***
Post: ***member of the partnership council***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: *2002 – present time*
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***OJSC "Tatincom – T"***

Equity stake in the charter capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,18137%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Arakcheev Alexander Vasilievich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief engineer***

Period: ***1999 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the general director (technical director)***

Equity stake in the charter capital of the issuer: ***0.03072%***
Stake of the issuer's ordinary shares: ***0,03255%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Vystorop Vasilyi Petrovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***

Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***1999 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosviyaz"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Udmurttelekom"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSviyaz"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***LLC "The First independent registrar"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Orenburg - GSM"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***

Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0,00021%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvash republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich

Year of birth: ***1963***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2000***

Organization: ***OJSC "VolgaTelecom"***

Post: ***leading engineer***

Period: ***2000 - 2003***

Organization: ***OJSC "VolgaTelecom"***

Post: ***deputy to the General Director***

Period: ***2003 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Management board***

Period: ***2003 – present time***

Organization: ***CJSC "Nizhegorodteleservice"***

Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***

Stake of the issuer's ordinary shares: ***0,00009%***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich

Year of birth: ***1949***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***

Organization: ***OJSC "UdmurtTelecom"***

Post: ***member of the Management board***

Period: ***1999 - 2001***

Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General Director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0,04756%***
Stake of the issuer's ordinary shares: ***0,05637%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Puls - Radio – Yioshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Puls - Radio"***

Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***General Director***

Period: ***1999 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***member of the Board of directors, Chairman of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosviyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,12359%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: *1999 - 2001*
Organization: *OJSC "Sviayzinvest»*
Post: *head of sector of communication Department*

Period: *1999 - 2002*
Organization: *OJSC "Yamalelektrosviyaz"*
Post: *Chairman of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *Chairman of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Sviayzinvest»*
Post: *deputy to the director of communication Department*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2003 - 2003*
Organization: *OJSC "UTK"*
Post: *member of the Management board*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: *1973*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 - 2000*
Organization: *OJSC "Razvitie"*
Post: *Chief accountant*

Period: *2000 - 2001*

Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of the accounts department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of the main accounts department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General management***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***

Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: ***2001 - 2002***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting as director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***

Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (economics and finances)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: ***1948***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Administration of Nizhny Novgorod oblast***
Post: ***The Governor of Nizhny Novgorod oblast***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Management board***

Equity stake in the issuer's charter capital: ***0.00103%***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2003: ***19 280 105 rubles***

In accordance with the Provision on the Board of directors of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders on March 26, 2003 (minutes №2 of March 27, 2003), members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is fixed as a per cent of the Company's proceeds from sales of goods, products, works and services for the report quarter as per the data of the Company's accounting statement.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.3.

The remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the reelection of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is fixed as a per cent of the Company's net profit for the report year as per the data of the Company's accounting

The size of annual remuneration of each member of the Board of directors is defined by the resolution of the Company's Board of directors simultaneously with preliminary approval of the Company's annual report.

The norms (percent) of deductions for calculating quarterly and annual remunerations are defined by the resolution of the shareholders general meeting electing this structure of the Board of directors.

In accordance with the resolution of the shareholders annual general meeting (minutes №3 of July 10, 2003) for the members of the Board of directors the following norms (percent) of deductions are approved for calculating quarterly and annual remuneration to the members of the Board of directors:

- in the amount of 0,006% of the Company's proceeds from the sales of goods, products, works and services for the report quarter as per the data of the Company's accounting statement to each member of the Board of directors;
- in the amount of 0, 4% of the Company's net profit for the report year as per the data of the Company's accounting statement for the entire structure of the Company's Board of directors.

THE COMPANY'S MANAGEMENT BOARD

The amount of income of all members of the Management board for 2003: ***47 908 286 rubles.***

In accordance with article 6 of the Provision on the Company's Management board of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of March 26, 2003 (minutes №2 of march 27, 2003) the members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

Remuneration is fixed in percent of the Company's net profit for the report quarter as per the data of the Company's accounting statement and is paid quarterly.

The size of the paid remuneration and also its distribution between the members of the Management board is defined by the resolution of the Company's Board of directors at the motion of the Chairman of the Management board.

The norms (percent) of deductions for calculating remunerations are defined by the resolution of the Board of directors.

By the resolution of the Board of directors (minutes №2 of July 15, 2003) the norms (percent) of deductions for calculating quarterly remuneration for the entire structure of the Company's Management board are defined in the amount of 0,43% of the net profit for the report quarter as per the data of the Company's accounting statement.

The data on income of persons being members of several management bodies of the issuer are provided in the data on joint management body – the company's Board of directors.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Internal control over financial-economic activity of OJSC "VolgaTelecom" is carried out by:

1. Auditing committee elected according to the Company's Charter at annual meeting of shareholders;

The activity of the Auditing committee, including the procedure of audits, of Auditing committee's sessions, the rights, obligations of the committee's members, the presentation of results of audits are defined by the Provision on the Auditing committee.

2. Department of internal audit – structural subdivision independent of the Company's executive bodies, its activity is controlled by the Board of directors. The department of internal audit checks financial-economic activity of OJSC "VolgaTelecom" branches and their structural subdivisions.

The tasks and the functions of the specified structural subdivision, the procedure of its activity, the procedure of employees appointment and the requirements specified to them are defined by the internal document (Provision on the Department of internal audit), approved by the Company's Board of directors.

External control:

For checking and confirming the correctness of the annual financial statements, the Company yearly involves professional auditor. Auditing company CJSC "Ernst & Young Vneshaudit" is approved as the Company's auditor for 2003.

The competence of the auditing committee includes:

- checking the reliability of data contained in the reports and other financial documents of the Company;

- identifying the facts of breaking the order of book keeping and providing financial statements established by Russian Federation legal acts;

- checking the observation of legal norms while calculating and paying the taxes;

- evaluation of economic expediency of the Company's financial-economic operations.

Checking (audit) of the Company's financial-economic activity is carried out by the Auditing committee based on the results of the Company's activity for a year.

Checking (audit) of the Company's financial-economic activity is also carried out at any time:

- By the initiative of the Company's Auditing committee;

- By the resolution of the Company's shareholders general meeting;

- By the decision of the Company's Board of directors;

- By the request of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of the Company's shares voting on all issues of the competence of the general meeting of shareholders as of the date of presentation of the requirement.

At the request of the Auditing committee, the persons occupying posts in managing organs of the Company are obliged to provide documents on financial-economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and procedure of remuneration payment to the members of the Auditing committee are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

Article 17 of the issuer's Charter:

"For carrying out control over financial-economic activity in the Company there is created an Auditing committee, special structural subdivision carrying out the functions of internal control and also an independent auditor is involved.

The Auditing committee is an independent body of the Company's control, elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders in the quantity of 5 persons.

The authority of separate members or of the entire structure of the Auditing committee may be early terminated by the resolution of the shareholders general meeting.

In case of early termination of authorities of the members of the Auditing committee, the authority of a new structure of the Auditing committee is effective till the next annual general meeting of shareholders.

In case when the quantity of the members of the Auditing committee becomes less than the half of the elected members of the Auditing committee, the Board of directors is obliged to call extraordinary general meeting of shareholders to elect the new structure of the Auditing committee. The remaining members of the Auditing committee carry out their functions till the election of the new structure of the Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee includes:

- checking the reliability of data contained in the reports and other financial documents of the Company;

- identifying the facts of breaking the order of bookkeeping and providing financial statements established by Russian Federation legal acts;

- checking the observation of legal norms while calculating and paying the taxes;

- identifying the facts of breaking Russian Federation legal acts in accordance to which the Company carries out financial-economic activity;

- evaluation of economic expediency of the Company's financial-economic operations.

Checking (audit) of the Company's financial-economic activity is carried out by the Auditing committee based on the results of the Company's activity for a year.

Checking (audit) of the Company's financial-economic activity is also carried out at any time:

By the initiative of the Company's Auditing committee;

By the resolution of the Company's shareholders general meeting;

By the decision of the Company's Board of directors;

By the request of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of the Company's shares voting on all issues of the competence of the general meeting of shareholders as of the date of presentation of the requirement.

By the request of the Auditing committee, the persons occupying posts in managing bodies of the Company are obliged to provide documents on financial-economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and procedure of remuneration payment to the members of the Auditing committee are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations, the special structural subdivision is created in the Company, not dependent on executive bodies of the Company. Its activity is supervised directly by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial statement, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

The auditor carries out auditing of financial-economic activity of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.

The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services, are approved by the Board of directors of the Company.

Auditing of the Company's activity should be carried out at any time at the request of shareholders with cumulative share in the charter capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized representative, the proxy should be enclosed to it".

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich

Year of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***

Organization: ***OJSC "Artelecom"***

Post: ***chief accountant***

Period: ***2001 – present time***

Organization: ***OJSC "Sviayzinvest"***

Post: ***chief accountant***

Period: ***2002 - 2002***

Organization: ***OJSC "Yartelecom"***

Post: ***member of the Board of directors***

Period: ***2002 - 2002***

Organization: ***OJSC "Artelecom"***

Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Greseva Lyubov Alexandrovna
Year of birth: ***1976***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "Permlescontract"***
Post: ***deputy to the chief accountant***

Period: ***1999 – 2000***
Organization: ***LLC "Permlescontract"***
Post: ***acting as chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Prikamie – Lada Plus"***
Post: ***chief accountant***

Period: ***2000 - 2002***
Organization: ***LLC "Sargona – Pro"***
Post: ***chief accountant***

Period: ***2002 – 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of internal audit of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***

Post: ***chief expert of the sector of internal audit of OJSC "Sviayzinvest" dependent companies of the Department of internal audit***

Period: ***2003 – present time***
Organization: ***OJSC "Centertelecom"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***OJSC "Rinet"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Center of specialized systems installation"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Cellular communication of Chernozemie"***
Post: member of the Auditing committee

Period: ***2003 – present time***
Organization: ***CJSC "TeleRoss –Voronezh"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "ATS – 32"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Penza -Mobile"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Podosinov Sergey Vladimirovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 1999***

Organization: ***Territorial State tax inspection № 4 of Central Administrative District of Moscow***

Post: ***state tax inspector of documentary checks sector***

Period: ***1999 – 2000***

Organization: ***Territorial State tax inspection № 4 of Central Administrative District of Moscow***

Post: ***state tax inspector of the sector of on-site checks of legal entities***

Period: ***2000 – 2001***

Organization: ***OJSC "Sviayzinvest"***

Post: ***chief expert of the sector of internal audit and economic analysis***

Period: ***2001 – 2003***

Organization: ***OJSC "Sviayzinvest"***

Post: ***chief expert of the sector of internal audit of the Department of internal audit and economic analysis***

Period: ***2003 – present time***

Organization: ***OJSC "Sviayzinvest"***

Post: ***chief expert of the sector of internal audit of dependent companies of Inter-Regional Company and OJSC "Rostelecom" of the Department of internal audit***

Period: ***2003 – present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Vologodskaya cellular communication"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization ***CJSC "Saratov -Mobile"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization ***CJSC "Public Telephone Saratov»***

Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC"Ulyanovsk - GSM"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***OJSC "Stavtelecom"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Astrahan -Mobile"***
Post: ***member of the Auditing committee***

Period ***2003 – present time***
Organization: ***CJSC "Steck GSM"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Digital network and telecommunication systems"***
Post: ***member of the Auditing committee***

Period: ***2003 – present time***
Organization: ***CJSC "Baikalinvestcom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tareeva Larisa Valerievna

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2001***

Organization: ***OJSC "Sviayzinvest"***

Post: ***specialist of the 1-st category of the sector of dependent companies assets management of the Department of direct investments and property of dependent companies***

Period: ***2001 – 2003***

Organization: ***OJSC "Sviayzinvest"***

Post: ***lead specialist of the sector of direct investments and property of the Department of corporate financing and direct investments***

Period: *2003 – present time*
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief specialist of the Department of direct investments and property***

Period: ***2003 – present time***
Organization: ***CJSC "Public telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Volgograd GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Uralvestcom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Novocom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Samara – Telecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Yugsviayzstroi"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Health-improving complex "Orbita"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Feklin Alexander Vasilievich

Year of birth: ***1947***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - 2002***

Organization: ***OJSC "VolgaTelecom"***

Post: ***chief of control-auditing sector***

Period: ***2003 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***deputy to the director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,0000085%***
Stake of the issuer's ordinary shares: ***0,000011%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the auditing committee for 2003: ***1 238 511 rubles.***

In accordance with article 7 of the Provision on the Auditing committee of the new wording as approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of March 26, 2003 (minutes №2 of March 27, 2003), the members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

A member of the Auditing committee gets remuneration in the amount of 50% of the size of remuneration stipulated for a member of the Board of directors.

Remuneration to the members of the Auditing committee is paid in time and in the procedure established for payment of remuneration to the members of the Board of directors.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

Index name	Report period				
	1999	2000	2001*	2002	2003**
Staff on the payroll, persons	9328	9232	8806	51164	49278
The amount of monetary funds, forwarded to labor remuneration, rubles	192156,3	283802,9	392602,6	2662708,0	3698310,4

The amount of monetary funds forwarded to social welfare, rubles	7185,7	6253,5	10355,3	52860,6	73403,9
Total amount of expended monetary funds, rubles	199342,0	290056,4	402957,9	2715568,6	3771714,3

Index name	Report period					
	1999	2000	2001*	2002	2003**	
The employees (workers) whose age is under 25 , %					3553	7,0
The employees (workers) whose age is between 25 and 35, %					12280	24,1
The employees (workers) whose age is between 35 and 55 , %					31766	62,3
The employees (workers) whose age is more than 55, %	565	549	526	2038	3395	6,6
Total: 100%	9479	9067	8953	52115	50994	100
including:						
Having secondary and/or complete general education , %;					17929	35,2
Having basic and /or secondary vocational education , %;	2655	2763	2626	15362	22097	43,3
Having higher vocational education, %	1407	1452	1539	10590	10942	21,4
Having postgraduate vocational study, %					26	0,1

* Data for 1999, 2000, and 2001 are presented on OJSC "Nizhegorodsviyazinform"
** Data for 2002, 2003 are presented on OJSC "VolgaTelecom"

Index name	Report period 1st quarter of 2004
Staff on the payroll, persons	48398
The amount of monetary funds, forwarded to labor remuneration, rubles	1063597,8
The amount of monetary funds forwarded to social welfare, rubles	13056,3
Total amount of expended monetary funds, rubles	1076654,1

Index name	Report period 1st quarter of 2004	
	Quantity	%
The employees (workers) whose age is under 25 , %	3295	6,6
The employees (workers) whose age is between 25 and 35, %	11516	22,9
The employees (workers) whose age is between 35 and 55 , %	31836	63,4
The employees (workers) whose age is more than 55, %	3579	7,1
Total: 100%	50226	100

including:		
Having secondary and/or complete general education , %;	16644	33,1
Having basic and /or secondary vocational education , %;	22514	44,8
Having higher vocational education, %	11032	22,0
Having postgraduate vocational study, %	36	0,1

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) on the date of the end of the report quarter: ***31 695.***

Out of them ***35*** are nominee shareholders

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:

Open Joint Stock Company "Investment company of communication"

OJSC "Sviayzinvest"

Location: ***Russian Federation, 119121, Moscow, Plyushchikha str., 55, bld. 2***

Identification Taxpayer Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's ordinary shares: ***50,6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1. Full and abbreviated names:

Ministry of property relations of Russian Federation

Location: ***Russian Federation, 103865, Moscow, Nikolskyi pereulok, 9***

Size of share in the charter capital of the issuer's shareholder (participant):***50%+1share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
50%+1share
The size of the stake in the issuer's authorized capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:
Mustcom Limited
Location:
3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1share
The size of the stake in the issuer's authorized capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Fund of Federal property

Location: ***Russian Federation, 119049, Moscow, Leninskyi avenue, 9***

Size of share in the charter capital of the issuer's shareholder (participant):***25%-2 shares***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's authorized capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***123022, Moscow, Krasnaya Presnya str., bld. 31***

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***16,9278%***
The size of the stake of the issuer's ordinary shares: ***19,5038%***

3. Full and abbreviated names:

(nominee shareholder)

Closed Joint Stock Company "Depositary – Clearing Company"

Location: ***125047, Moscow, the 1-st Tverskaya – Yamskaya str., 13***

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***8.7123%***

The size of the stake of the issuer's ordinary shares: ***5,3589%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:

0,6004232 %

Full name:

Special institution with the Russian Federation government «Russian Fund of Federal property»

Location: ***119049, Moscow, Leninskyi avenue, 9***

The size of the stake of the issuer's charter capital being in state (**RF subjects**) property:

0,0000015 %

Full name:

State unitary enterprise of Nizhny Novgorod oblast

Regional agency of favoring the investments

Location:

603086, Nizhny Novgorod, Sovnarkomovskaya str., bld. 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company ("golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 22, 1999 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28, 2000 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder :	18,3%	20,9%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick Warburg Nominees" - nominee shareholder:	5,5%	1,3%
	Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - nominee shareholder:	18,5%	21,2%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder:	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September10, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - nominee shareholder:	18,3%	21,0%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,0%	18,7%

;. Data on related party transactions made by the issuer

During the report period the issuer made transactions worth of 2 049 457 000 rubles, including related party transactions worth of 31 097 000 ɔles.

Contracting party	Contracting party's business legal structure	Contract №	Signature date	Effective date	Provided services	Contract amount	Note
"National payphone network"	OJSC	БВ-01/2004	30.03.2004	30.03.2004	Contract of agency - on sales of pay telephone cards	75 000,00	The contract becomes valid since the signature date
"National payphone network"	OJSC	БИ-15/2004	30.03.2004	30.03.2004	On purchase of SAM-modules for providing operator's settlements on the traffic carrying from pay telephones.	-	The contract becomes valid since the signature date
"National payphone network"	OJSC	БВ-01/2004	30.03.2004	30.03.2004	On acceptance of pay telephone cards	-	The contract becomes valid since the signature date
"National payphone network"	OJSC	17029/П	30.03.2004	30.03.2004	On connection of pay telephone network to public telecommunication network of "VolgaTelecom"	27 000,00	The contract becomes valid since the signature date

"National payphone network"	OJSC	17029	30.03.2004	30.03.2004	On interaction of communication networks carriers	-	The contract becomes valid since the signature date
"Rostelecom"	OJSC	Additional agreement № 1 to the contract № 05-21/0155 of October 24,2003	30.03.2004	30.03.2004	Agreement on introduction of amendments related to traffic accounting by charging by seconds	-	The contract becomes valid since the signature date
"Rostelecom"	OJSC	Additional agreement № 1 to the contract № 05-21/0155 of October 24, 2003.	30.03.2004	30.03.2004	By codes "800 200","805 200","806 200"	-	The contract becomes valid since the signature date
"The center of investigation of telecommunication development problems"	Non-commercial partnership	unnumbered	30.03.2004	30.03.2004	On implementation of system of management of an enterprise ERP and CRM on the basis of software product of Oracle E-Business Suite	$ 1 068 800,05	The contract becomes valid since the signature date

Notes:

Item 1. Payment in favor of OJSC "VolgaTelecom"

Item 2. Depending on the amount of the order

Item 3. Depending on the amount of traffic 1,08 rubles/minute (VAT included)

Item 4. Payment in favor of OJSC "VolgaTelecom"

Item 5.	Payment in favor of OJSC "VolgaTelecom" monthly fixed payment plus payment for long-distance and international traffic
Item 6.	Depending on the amount of traffic
Item 7.	Depending on the amount of traffic

6.7. Data on the size of the accounts receivable

The data on the accounts receivable are presented as of April 01, 2004 and for the last 5 accomplished fiscal years.

Accounts receivable as of January 01, 2000

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2000	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	322441	171321	105502	45618	-	-	-
overdue	96732	96732	-	-	-	-	-
Buyers and customers	268340	142220	80502	45618	-	-	-
Bills receivable	80	80	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	3001	3001	-	-	-	-	-
Other debtors	51020	26020	25000	-	-	-	-

Accounts receivable as of January 01, 2001

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2001	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	363179	191340	116922	54917	-	-	-
overdue	108954	108954	-	-	-	-	-
Buyers and customers	274585	140038	79630	54917	-	-	-
Bills receivable	194	194	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the	-	-	-	-	-	-	-

contributions to the charter capital							
Advance payments made	12884	5798	7086	-	-	-	-
Other debtors	75516	45310	30206	-	-	-	-

Accounts receivable as of January 01, 2002

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2002	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	338654	200696	137958		-	-	-
overdue	101596	101596	-	-	-	-	-
Buyers and customers	257503	154502	103001	-	-	-	-
Bills receivable	82	82	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	17857	10714	7143	-	-	-	-
Other debtors	63212	35398	27814	-	-	-	-

Accounts receivable as of January 01, 2003

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2003	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	1223307	856825	285826	80656	-	-	-
overdue	489323	489323	-	-	-	-	-
Buyers and customers	806562	564593	161313	80656	-	-	-
Bills receivable	1666	1666	-	-	-	-	-
The debt of affiliated and dependent companies	36	36	-	-	-	-	-
The debt of participants (founders) related to the contributions to	-	-	-	-	-	-	-

Advance payments made	240800	168560	72240	-	-	-	-
Other debtors	174243	121970	52273	-	-	-	-

Accounts receivable as of January 01, 2004

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2004	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	1640295	956607	548752	134902	34	-	-
overdue	720785	720785	-	-	-	-	-
Buyers and customers	1349354	782625	431793	134902	34	-	-
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	127333	76400	50933	-	-	-	-
Other debtors	163608	97582	66026		-	-	-

Accounts receivable as of April 01, 2004

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2004	under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	More than 1 year
Accounts receivable, total, including:	2021071	829052	719658	269956	128453	73952	-
overdue	855330	855330	-	-	-	-	-
Buyers and customers	1479012	550192	488073	238342	128453	73952	-
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-

Advance payments made	331302	175590	155712	-	-	-	-
Other debtors	210757	103270	75873	31614	-	-	-

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

1. Forms 1, 2, 3, 4, 5 for 2003, the explanatory memo to the accounting statement in accordance with Russian Federation legislation requirements.

2. The balance-sheet, profit and loss report, cash flow report, own funds movement report and Annex according to International standards of financial accounting.

The annual accounting statement for the last accomplished fiscal year, drawn up in accordance with Russian Federation legislation requirements, is included in the issuer's quarterly report for the first quarter.

The annual accounting statement drawn up in accordance with International standards of financial accounting will be included in the issuer's quarterly report for the third quarter (after obtaining audit report).

The issuer's annual accounting statement for 2003:

See appendices (page 352).

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

The issuer's quarterly accounting reporting for the last accomplished report quarter:

See appendices (page 370)

7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting statement with other legal entities.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year.

There were no essential facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter capital (share fund).

The size of the issuer's charter capital as of the date of ending of the report quarter (rubles):

1 639 764 970

Breakdown of the charter capital by the shares category:

Ordinary shares (pieces): ***245 969 590***

Total face value (rubles): ***1 229 847 950***

The size of the stake in the charter capital: ***75.001477 %***

Preferred shares (pieces): ***81 983 404***

Total face value (rubles): ***409 917 020***

The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the corresponding category (type): ***12,1004 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the corresponding category (type):

"JP Morgan Chase Bank"

USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the corresponding category (type):

*In October 1997 the Program of American Depositary Receipts of Level I **(Level I ADR Program)** for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the corresponding category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not established for securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the related permission of Russia's FCSM. Currently, the issuer's legal advisor is engaged in the issue of obtaining such permission.

The name of a foreign trader organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

Since April 2002 the Depository Bank is JP Morgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1998:**

The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:

Ordinary shares (pieces): **87 508 200**

total face value (rubles): ***437 541 000***

the size of the stake in the charter capital: ***75.000064 %***

Preferred shares (pieces): **29 169 300**

total face value (rubles): ***145 846 500***

the size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that made the decision on the change of the size of the issuer's charter capital:

Shareholders general meeting

The date of making up and the number of protocol of the meeting (session) of the issuer's management body at which the decision was made on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

(Thousand rubles)

Name of fund	Amount of transfers to the fund for the fiscal year	The amount of funds used for the fiscal year	The size of fund as of the end of the report year	in % of the charter capital
Reserve fund formed in accordance with the legislation , including for the last 5 accomplished fiscal years:				
1999				
2000				
2001	1 125	-	34 535	5,9 %
2002	9 147	-	43 682	7,5 %
2003	15 113	-	58 798	10 %

	14 034 9 156	- -	72 832 81 988	4,4 % 5 %
Social sphere fund, including for the last five accomplished fiscal years: 1999 2000 2001 2002 2003	- - - - -	- - 34 356 313 -	34 669 34 669 313 - -	6 % 6 % - - -

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. The general meeting of shareholders is the supreme management body of the Company.

2. Notification on holding general meeting of shareholders should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

In the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons with receipt acknowledgement, or should be published in "Rossiiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative, request of the Company's auditing committee, the Company's auditor, and also by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders by the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by shareholders general meeting may be introduced, and the requests about holding extraordinary general meeting may presented by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;

- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;

- delivering via facsimile communication

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the corresponding body as established by the Charter. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the corresponding requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization			The structure of the Management board (directorate) of the organization			Single executive body of the organization		
	In charter capital of the organization, %	Of ordinary shares of the organization, %	In Charter capital of OJSC "VolgaTelecom", %	Of ordinary shares of OJSC "VolgaTelecom", %	Name, year of birth	Person's share		Name, year of birth	Person's share		Name, year of birth	Person's share	
						In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman - Lyulin Vladimir Fedorovich, - 1938 ;	-	-	Petrov Mikhail Victorovich –1973;	-	-	Petrov Mikhail Victorovich –1973;	-	-
					Grigorieva Lyubov Ivanovna -1953 ;	-	-	Molkov Alexander Alexandrovich - 1959;	-	-			
					Kozin Vladimir Vladimirovich – 1970	-	-	Martynova Larisa Vladimirovna-1971;	-	-			
								Ponomarenko Anatolyi Anatolyievich-1971 ;	-	-			
								Ershov Oleg Vladimirovich-1977.	-	-			

					Petrov Mikhail Victorovich –1973.	-	-						
Limited Liability Company "Udmurtskie cellular networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str.,, 206	100	-	-	-	Chairman – Fomichev Sergey Mironovich-1939; Pozdeev Arkadyi Nikolaevich-1947; Petrov Mikhail Victorovich-1973.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Pozdeev Arkadyi Nikolaevich-1947.	-	-
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Nazarov Igor Nikolaevich-1963.	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilova str., 20	100	100	0,0006	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Gorshenin Vladimir Serafimovich-1950	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Kushavina Juliya Alexandrovna - 1974; Popov Alexey Vladimirovich - 1971.	- -	- -	The Company's Charter does not stipulate joint executive body			Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman –Kirillov Alexander Ivanovich -1956; Kurmuzakov Alexander Nikolaevich-1956; Loginov Sergey Mikhailovich-1964.	- 9 30	- 9 30	The Company's Charter does not stipulate joint executive body			Baizigitova Galina Nikolaevna-1964.	-	-

Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	Chairman – Mozgachev Gennadyi Nikolaevich-1954; Konovalov Sergey Nikolaevich-1952; Shuleshov Nikolai Mikhailovich-1949 ; Torosyan Andrey Tsolakovich-1963; Tukachinskyi Alexander Mikhailovich-1971	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Semenov Viyacheslav Iliich-1940.	-	-
Limited Liability Company Private security enterprise "ROS" (LLC PSE "ROS"), Penza, Dzershinskogo str., 30	60	-	-	-	The Board of directors is not elected due to the preparation to liquidation			The Company's Charter does not stipulate joint executive body	Shpagin Alexander Borisovich-1962.	-	-
Limited Liability Company "Vyatskaya cellular communication"(LLC "VCC"), Kirov, Uralskaya str., 1	51	-	-	-	Chairman – Popovskyi Valeryi Petrovich-1941 ; Arapov Yuryi Vasilievich-1962; Golubeva Svetlana Nikolaevna-1965; Fursova Tatiana Alexeevna-1958; Dremin Alexander Ivanovich-1948.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Dremin Alexander Ivanovich-1948.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Vilkov Nikolai Ivanovich-1954.	-	-

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Kukina Elena Alexandrovna-1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949	- - - - -	- - - - -	Chairman - Ivanov Dmitryi Vladimirovich-1971; Pivovarova Marina Gennadievna – 1959; SokolovVladimir Nikolaevich – 1950; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967.	- - - - -	- - - - -	Ivanov Dmitryi Vladimirovich-1971	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	51	51	-	-	Chairman – Karyukanov Anatolyi Sergeevich-1941; Kukina Elena Alexandrovna-1977; Petrov Mikhail Victorovich-1973; Maslennik Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	3 - - - -	3 - - - -	The Company's Charter does not stipulate joint executive body			Efimov Vladimir Borisovich-1954	2	2
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Shevtsov Valeryi Kirillovich-1948.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 share	50% + 1 share	-	-	Chairman – Lyulin Vladimir Fedorovich - 1938; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich -1970; Petrov Mikhail Victorovich –1973; Gadylyshin Murat Asfandiarovich-1958; ShaidullinLenart Zaineevich-1943 ; Rybakin Vladimir Iliich - 1955; Belobokov Andrey Yakovlevich – 1958; Vlasov Alexander Vladimirovich – 1967; BespalovAlexey Petrovich – 1974; Zalyalov Rinat Giniyatovich – 1949	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate joint executive body	Shaidullin Lenart Zaineevich-1943 .	-	-
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiseleva str., 40	50% +1 share	50	-	-	Chairman – KorolkovOleg Animpadistovich –1941; Antony Georgeo-1947 ; Molozanov Alexander – 1962 ; Ivanov VladimirRomanovich-1936 ; Tareeva Larisa Valirievna-1977; Petrov Mikhail Victorovich-1973.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Kalinin Andrey Evgenievich-1955.	-	-

Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander-1962; Lyulin Vladimir Fedorovich-1938; Kukina Elena Alexandrovna—1977; KarashtinMikhail Pavlovich-1949 ; Ivanov VladimirRomanovich-1936 ; Antony Georgeo-1947..	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body			Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiseleva str., 40	50	50	-	-	Chairman – Mariana Tsmyak-1942; Gart Cable Self-1960; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich-1966.	- - - -	- - - -	Chairman Korolkov Igor Olegovich-1969 , Nelubov Dmitriy Valentinovich - 1973			Korolkov Igor Olegovich -1969.	-	-
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanova str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Ovchinnikov Andrey Robertovich - 1977	-	-

Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	49	49	0,0098	0,0036	Tsekhomskoi Nikolai Victorovich -1974; Vinogradov Andrey Valentinovich-1973; Chairman - Sidorov Vasilyi Vasilievich -1971; Sokovnikov Sergey Ivanovich -1963.; Biryukov Alexander Petrovich-1948; Kalashnikova Galina Nikolaevna-1961.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body			Sokovnikov Sergey Ivanovich -1963.	-	-
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	73,6	73,6	-	-	Chairman - Grechushev Nikolai Fedorovich-1948; Kushavina Yuliya Alexandrovna-1974; Trapistyn Artur Vikentievich-1969; Fedorova Svetlana Andreevna-1967.; Fefelov Victor Andreevich-1941.	0,26 - - - 0,69	0,26 - - - 0,69	The Company's Charter does not stipulate joint executive body			Ponomarev Vladimir Ivanovich -1945.	0,5	0,5
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,0152	0,0019	Bolshakov Sergey Ivanovich -1955 ; Madatov Vladimir Andreevich-1965 ; Chairman - Sipatova Taisiya Mikhailovna-1954; Fariseev Valeryi Mikhailovich-1954; Fomichev Sergey Mikhailovich-1939	- - - 0,6 -	- - - 0,6	Viaylshin Alexander Pavlovich-1951; Malykh Irina Vitalievna-1957; Fariseev Valeryi Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valeryi Mikhailovich-1954.	0,6	0,6

							-				
Closed joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Chairman - Evdokimov Oleg Lvovich-1963; Valishev Rustam Rashitovich-1958; Kushavina Yuliya Alexandrovna-1974; Zakharov Sergey Anatolievich – 1949; Solodukhin Yuriy Konstantinovich - 1965.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Zakharov Sergey Anatolievich – 1949.	-	-
Closed Joint Stock Company "Transsviayz" (CJSC "Transsviayz"), Nizhny Novgorod, Chaadaeva str., 2	40	40	-	-	Chairman - Tolstonogov Nikolai Ivanovich -1944; Sumin Yuryi Afanasievich-1957. Korsakov Sergey Yanovich-1954.	- - -	- - -	The Company's Charter does not stipulate joint executive body	Sumin Yuryi Afanasievich-1957.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprina str., 1/3	40	40	-	-	Chairman - Nazarov Victor Markovich-1944; Shuleshov Nikolai Mikhailovich-1949 ; Gart Cable Self -1960; Mariyan-Tsmyak-1942 ;	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Sorokin Vladimir Petrovich-1944	-	-
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich –1956; Kurmuzakov Alexander Nikolaevich- 1956; Vasilkova Lyudmila Nikolaevna- 1951	- - -	- - -	The Company's Charter does not stipulate joint executive body	Kurmuzakov Alexander Nikolaevich- 1956	-	-

Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoyi str., 257	32,4	32,4	-	-	Vasilenkov Oleg Ilyich-1940; Chairman – Zinoviev Alexander Nicolaevich - 1938, Budaev Alexander Petrovich-1948; Hismatullina Dinara -1947., Udodova Galina Nikolaevna-1963.	17,98 10,84 13,45 18,2 -	17,98 10,84 13,45 18,2 -	The Company's Charter does not stipulate joint executive body			Budaev Alexander Petrovich-1948	13,45	13,45
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanova str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan-Tsrnyak-1942; William Krocker-1951; Zaraiskyi Victor Yakovlevich-1949; Martynova Larisa Vladimirovna-1971	- - - - -	- - - - -	Chairman-Dubinin Vladimir Ilyich-1955; Desaga AlexanderStepanovich-1957.	- -	-	Dubinin Vladimir Ilyich-1955.	-	-

Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	27,8	27,8	-	-	Chairman - Skvortsov Boris Vladimirovich-1941; Tareeva Larisa Valerievna-1977; Kiryushin Gennadyi Vasilievich-1949; Klishin Vitalyi Mikhailovich-1974; Khusainov Mikhail Achilovich-1961; Vitevskyi Alexander Vladimirovich-1962; Skvortsov Andrey Borisovich-1964.	- - - - - - 1,7	- - - - - - 1,7	The Company's Charter does not stipulate joint executive body	Skvortsov Andrey Borisovich-1964	1,7	1,7
Closed Joint Stock Company "Erickson sviyaz" (CJSC "Erickson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity						
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Syskov Victor Sergeevich – 1967	79,14	79,14
Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Alyshev Vadim Petrovich -1950.	80	80

Closed Joint Stock Company "Sotel-Nizhny Novgorod" (CJSC "Sotel-Nizhny Novgorod"), Sovietskaya sq., 2	20	20	-	-	Arapov Yuryi Vasilievich-1962; Barsukov Anatolyi Gennadievich-1946; Chairman - Lyulin Vladimir Fedorovich-1938; Sviridov Georgyi Victorovich-1970 ; Tolstonogov Nikolai Ivanovich -1944.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Barsukov Anatolyi Gennadievich-1946.	-	-
Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman - Tolstonogov Nikolai Ivanovich -1944; Bakhaev Mikhail Anatolievich-1952 ; Denisov Yuryi Sergeevich-1940; Korshunov Sergey Maximovich-1944; Tulyakov Yuryi Mikhailovich-1946	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Tulyakov Yuryi Mikhailovich-1946.	-	-
Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk str., 68	17	17	-	-	Abdrashitov Rafail Fenovich-1968; Chairman – Kosytsyna Tatiana Andreevna-1957.; Kuperman Valentin Vladlenovich-1956; Povereno v Evgenyi Nikolaevich-1952; Sheinikova Liliya Zyamovna-1956.	- - - - 8,39	- - - - 8,39	The Company's Charter does not stipulate joint executive body	Sheinikova Liliya Zyamovna-1956.	8,39	8,39

Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,92	16,92	-	-	Voevodin Alexey Mikhailovich- 1954; Chairman - Limanskyi Nikolai Sergeevich-1948; Ershov Andrey Yurievich -1971; Velichko Victor Grigorievich-1956; Petrov Boris Valerievich-1971.	18,4 61,6 - - -	18,4 61,6 - - -	The Company's Charter does not stipulate joint executive body	Voevodin Alexey Mikhailovich-1954.	18,4	18,4
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Zabolotnyi Igor Victorovich-1967; Kuzmenko Yuryi Vasilievich-1949; Chaiman- Martyrosyan Vaagn Artavazdovich-1951; Pirlyu Konstantin Vladimirovich-1956; Prilipko Victor Ivanovich -1944; Putilov Vladimir Yakovlevich-1947; Rybakina Olga Matveevna-1955; Ryazantsev Pavel Alexandrovich-1948; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate joint executive body	Prilipko Victor Ivanovich -1944.	-	-

Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-
Closed Joint Stock Company "Saratov system of cellular communication" (CJSC "SSCC"), Saratov, 50 years of October avenue, 110a	15	15	-	-	Khromov Yuriy Anatolievich 1957; Chairman - Arapov Yuryi Vasilievich-1962; Reshetko Vyacheslav Ivanovich 1975; Korolkov Oleg Animpadistovich-1941; Filimonov Andrey Alexandrovich 1962	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Fomin Yuryi Arkadievich-1944.		
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-	Kondratiev Alexey Ivanovich; Mozgachev Gennadyi Nikolaevich-1954; Taraskina Vera Ivanovna	28,57 - 28,57	28,57 - 28,57	The Company's Charter does not stipulate joint executive body	Taraskina Vera Ivanovna	28,57	28,57

Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pr., 7	11,09	11,09	-	-	Chairman - Adzhemov Alexander Sergeevich-1955; Amaryan Ruben Andronikovich-1949 ; Dedoborshch Vasilyi Grigorievich-1926; Mavlyutov Khamzya Izmailovich-1951; Mikhalevskyi Petr Valerievich-1975; Savlukov Nikolai Victorovich-1958; Soloviev Sergey Prokofievich-1946; Terekhov Vladimir Vladimirovich-1958; Fedoseev Alexander Petrovich -1956.	3,68 - 2,27 - - - 3,68 - -	3,68 - 2,27 - - - 3,68 - -	The Company's Charter does not stipulate joint executive body	Soloviev Sergey Prokofievich-1946 .	3,68	3,68
Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorova str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						

Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexey Georgievich-1954; Ishmaev Yuryi Alfatovich-1953; Daniel Horemans-1960; Skvortsov Andrey Borisovich-1964; Skvortsov Boris Vladimirovich-1941; Kapustina Valentina Ivanovna-1948.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Mostovoyi Grigoryi Mikhailovich-1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation						
Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi per., 1	7,4	7,4	-	-	Chairman - Pozhidaev Igor Veniaminovich-1963; Sladkov Alexey Yurievich-1961.; Razumovskyi Lev Grigorievich-1962. Onikul Boris Vitalievich-1964; Kharchenko Sergey Nikolaevich-1969	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Razumovskyi Lev Grigorievich-1962.	-	-

Closed Joint Stock Company "RusLeasingSviayz" (CJSC "RusLeasingSviayz"),, Moscow, B-49, 2-nd Spasonalivkovskyi per., 6	7,3	7,3	-	-	Dubovoyi Konstantin Gennadievich-1951. Ismailov Vladimir Alexandrovich-1966; Kuzyaev Sergey Ivanovich-1962.; Kurashova Valentina Victorovna-1952.; Chairman - Lopatin Alexander Vladimirovich-1964; Polnykov Alexander Ilyich-1943 ; Robert J Hodzik-1949; Tishkin Oleg Vladimirovich-1963; Yurchenko Evgenyi Valerievich-1968	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate joint executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-

Limited Liability Company "PAKT" (LLC "PAKT"), Penza, Stroiteleyi pr., 130-248	6,25	-	-	-	Antonov Gennadyi Mikhailovich-1954; Belogrivtseva Lyubov Nikolaevna-1952; Chairman - Romashin Yuriy Sergeevich 1946; Nazarov Victor Markovich-1944; Gvozdev Yuryi Nikolaevich-1950. Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich-1974	12,5 12,5 18,75 - 18,75 25 6,25	- - - - - - -	The Company's Charter does not stipulate joint executive body	Gvozdev Yuryi Nikolaevich-1950.	18,75	-
Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way						

8.1.6. Data on essential transactions made by the issuer

On October 23, 2002 Joint Stock commercial Savings bank of RF (OJSC) (hereinafter referred to as the Creditor) and Open Joint Stock Company "VolgaTelecom" (hereinafter referred to as the Surety) concluded the contract of suretyship , the subject matter of which is the obligation of the Surety to be responsible to the Creditor for the fulfillment by OJSC "RTK-LEASING" (hereinafter – Credited party) of its obligations by the Credit agreement on opening of nonrevolving credit line in the amount of 630 560 000 (six hundred thirty million five hundred sixty thousand) rubles for the period till August 15, 2007.

The limit of the Surety's liability to the Creditor amounts to 815 000 000 (eight hundred fifteen million) rubles or 24,86% of the issuer's balance-sheet assets by the accounting statement data for the last accomplished reporting period prior to the date of making the transaction – 2nd quarter of 2002.

The Surety and the Credited party are jointly responsible to the Creditor for the fulfillment of obligations by the Credit contract, including obligation to reimburse the credit, to pay the interests, fee for using open credit line, fee for resource reservation, forfeits, reimbursement of judicial and other expenses related to the recovery of debt and of other damages of the Creditor, caused by default or inadequate fulfillment by the Credited party of its obligations by the Credit

In case of the Credited party's delay in payment by the Credit contract the Surety must pay to the Creditor the overdue amount inclusive of forfeits as of the date of actual payment of the Credited party's debt by the Credit contract not later than 5 business days after the receipt of Creditor's written request.

In the case when the Credited party fails to fulfill its obligations by the Credit contract, the Creditor is entitled to write off the sums of principle amount of the debt, interests, fee for using open credit lines, fee for resource reservation and forfeit from the Surety's operating accounts without the Surety's authorization.

The contract is valid since the date of its signing by the Parties. The contract is terminated after the fulfillment by the Credited party of all obligations by the Credit contract, or after the fulfillment by the Parties of the obligations by the Contract, or in other cases stipulated by the current legislation.

According to the sub-item 19) of item 13.4 of the issuer's charter, the approval of transactions, related to the alienation or the possibility of alienation by the Company directly or indirectly of the property the cost of which amounts from 0,5 to 25 percent of the Company's balance-sheet assets, defined by the data of its accounting statement for the last reporting date, is referred to the competence of the Board of directors. The transaction was approved by the issuer's Board of directors on October 23, 2002.

8.1.7. Data on the issuer's credit ratings

. The object of giving credit rating: ***the issuer and securities (bonds)***

The value of credit rating as of the date of the report quarter end:

As per Russian scale "ruA -". Stable forecast.

The background of credit rating value change:

The object of giving credit rating: ***the issuer***

Credit rating value, the date of giving (changing) credit rating value:

- rating "B -". Forecast "Stable". 12.03.2002

- rating "B. Forecast "Stable". 12.02.2003

Full and abbreviated name, location of organization having given the credit rating:

Standard & Poor's - 55

Water Street,

New York, NY,

United States

125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Other data on credit rating: *none*

Credit rating value, the date of giving (changing) credit rating value:

As per Russian scale "ruA -". Stable forecast. 13.03.2003

Full and abbreviated name, location of organization having given the credit rating:

Standard&Poor's,

Water Street,

New York, NY,

United States

125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation

current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his disposal.

Other data on shares provided by the issuer at its own discretion.

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on A type preferred shares.

This right arises for the owners of A type preferred shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue ***№ 4***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-04-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

236

The amount of securities issue at face value:

590 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue ***№ 5***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 6***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

20.10.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 7***

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-07-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

120

The amount of securities issue at face value:

300 000 rubles

Time period (date) of the issue securities pay off:

27.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 8***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-08-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

11

The amount of securities issue at face value:

44 000 rubles

Time period (date) of the issue securities pay off:

24.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Issue *№ 13*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 15*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***15 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 16***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-16-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

250

The amount of securities issue at face value:

625 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 – 04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off): ***1 189 898 pieces***

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 089 026 600 rubles

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-01-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

4

The quantity of circulating securities of the issue:

4

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to natural persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-02-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

498 pieces

The quantity of placed securities of the issue:

21

The quantity of circulating securities of the issue:

21

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 245 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 3:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-03-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

498 pieces

The quantity of placed securities of the issue:

6

The quantity of circulating securities of the issue:

6

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-09-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

321 pieces

The quantity of placed securities of the issue:

26

The quantity of circulating securities of the issue:

26

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

802 500 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-10-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

488 pieces

The quantity of placed securities of the issue:

297

The quantity of circulating securities of the issue:

297

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 220 000 rubles

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-11-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

280 pieces

The quantity of placed securities of the issue:

157

The quantity of circulating securities of the issue:

157

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

700 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № 12:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-12-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

334 pieces

The quantity of placed securities of the issue:

44

The quantity of circulating securities of the issue:

44

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

835 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-14-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

499 pieces

The quantity of placed securities of the issue:

1

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 17:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-17-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

40 pieces

The quantity of placed securities of the issue:

1

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

5 000 rubles

The amount of securities issue at face value:

200 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of

the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № **18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-18-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

182 pieces

The quantity of placed securities of the issue:

74

The quantity of circulating securities of the issue:

74

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 092 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-19-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

70 pieces

The quantity of placed securities of the issue:

11

The quantity of circulating securities of the issue:

11

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

420 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-20-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

405 pieces

The quantity of placed securities of the issue:

181

The quantity of circulating securities of the issue:

181

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 430 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period

from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-21-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

86

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under

granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-22-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

417 pieces

The quantity of placed securities of the issue:

4

The quantity of circulating securities of the issue:

4

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 502 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № **24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-24-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

57

The quantity of circulating securities of the issue:

57

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

3 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-25-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

180 pieces

The quantity of placed securities of the issue:

4

The quantity of circulating securities of the issue:

4

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 080 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under

bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № 27:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

Issue № 27:

State registration number of securities issue:

№ 4-27-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

143 890 pieces

The quantity of placed securities of the issue:

143 440

The quantity of circulating securities of the issue:

135 318

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue № **28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-28-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-29-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

The quantity of placed securities of the issue:

3 229

The quantity of circulating securities of the issue:

3 229

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-30-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

5 995 pieces

The quantity of placed securities of the issue:

5 967

The quantity of circulating securities of the issue:

5 967

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-31-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone

network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-32-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its

payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-33-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

18 246

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 34:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-34-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – У*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-35-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-36-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-37-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-38-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – **У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-39-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-40-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-41-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-42-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № **43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of securities issue:

№ 4-43-00137-A

State registration date of securities issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).
The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.
The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.
The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.
The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.
In case non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., bld., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)

Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.

It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.

authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.

On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:

The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4.75%

22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\%$
where
j – serial number of coupon period, j=1...12
Kj – the sum of coupon payment for each Bond
Nom – face value of one Bond
C j – the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) – the start date of the the j-th coupon period
T(j) – the end date of the j-th coupon period

The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons under the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.

On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.

In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.

The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations under the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue **№ 43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations under the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.

The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield on the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:

- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.

In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.

Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.

If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.

The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of

payments under the bonds due to him was not received by him from the issue.

*To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the **Contract of guarantee (item 3):***

*1) **Copy of extract** for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

*2) **Letter of advice notice** on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments under the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets on the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations under the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator – Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

The date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary location:

RF, 117049, Moscow, Zhitnaya str., 12

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rate.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on

income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".

4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".
5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".
6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

During 2003 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

<u>Residents</u>

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to

amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and previous report (tax) period, if these amounts of dividends earlier did not participate in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not considered to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying

amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends under the issuer's shares, and also on the incomes on the issuer's bonds

For the last 5 accomplished fiscal years (1998 – 2002), the following is indicated **for the shares**:

Year 1998

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.02 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***1 750 165 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends on the issuer's shares:

From 22.07.1999 to 01.01.2000

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***1 744 336 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 1998

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.08 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

2 334 311 rubles

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends on the issuer's shares:

From 22.07.1999 to 01.12.1999

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

2 315 827 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares of A type: *none*

Year 1999

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***12 251 002 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***12 222 662 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 1999

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

17 470 211 rubles

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

17 327 834 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2000

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.27 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***23 557 315 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2000

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***30 502 509 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

30 028 419rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.32 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***
The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***27 912 628 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

ear 2001

ategory and type of shares: ***preferred shares of A type***

he amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.96 ruble***

e amount of declared (charged) dividends in total on all preferred shares of A type:

993 888 rubles

name of the issuer's body that adopted the resolution (declared) on the payment of dividends the issuer's shares: ***shareholders' general meeting***

e date of holding the meeting (session) of the issuer's management body at which the olution (declaration) on dividends payment was adopted: ***28.06.2002***

T date and the number of minutes of the meeting (session) of the issuer's management body at w ch the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

T time period established for the payment of declared dividends on the issuer's shares:

om 28.07.2002 to 31.12.2002

ne form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

he report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

27 689 787 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

Year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body that adopted the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

... of a shareholder's consent to receive dividends in such a...

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***173 389 410 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

Year 2002

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***147 193 004 rubles***

The name of the issuer's body adopted that the resolution (declared) on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares: ***From 27.07.2003 to 31.12.2003***

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

142 776 063 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

The issuers issued **the bonds**, on which the income was paid, should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***bearer paper***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003.***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

F... of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of yield due to payment in cash on the issue bonds as per one bond: ***41,59 rubles (16,5 % annual)***

The total size of yield due to payment in cash on all the issue bonds: ***41 140 000 rubles***

The time period established for the payment of yield on the issue bonds: ***24.02.2004***

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in cashless form

Report period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles
Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles
Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles
Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

The reasons of non-payment of the yield: *the yield was paid completely*

Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***1 220 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 4 of 2003 - 6 768 rubles

Other data on the yield on the issue bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of year 2003*

Total size of yield paid on all bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 1 105,60 rubles

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issuer bonds:
The size of yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 440 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 344 000 rubles***
Type of yield paid on the issue bonds: ***interest***

The size of yield which was due to payment on the issue bonds in money form as per one bond: ***1 ruble per year***

The total size of yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***663 632 rubles 42 kopecks***
The time period established for the payment of yield on the issue bonds:

From 30 .06.2003 to 30.06.2005
The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 3 of 2003 - 34 619,1 rubles

Quarter 4 of 2003 - 19 427,85 rubles

Quarter 1 of 2004 - 34 472,83 rubles
Other data on the yield on the issue bonds: ***The payment of yield on the issue bonds is made by the issuer since 30.06.2003 – the date of starting the bonds repayment.***

Kind of securities: ***bonds***

Series: ***1 - Y***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***18 246 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***

The total size of yield which was due to payment on the issue bonds in money form for all the bonds of the issue***: 1824,6 rubles***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 29.06.2003

The date of the repayment end: 29.06.2004

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 39,7 rubles

Quarter 4 of 2003 - 1 277,4 rubles

Quarter 1 of 2004 - 16,40 rubles

Other data on the yield on the issue bonds: *none*

8.10. Other data

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved the internal document setting the rules of the issuer's corporate governance – the "Code of corporate governance of OJSC "VolgaTelecom".

There are no other data about the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

OJSC "VOLGATELECOM"

APPENDIX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUEING SECURITIES
FOR QUARTER I OF YEAR 2004

x to item 1.2. **Data on the issuer's bank accounts.**

Full and abbreviated brand name of the bank	TIN of credit organization	Account №	Account's type	BIC of credit organization	Correspondent account № of credit organization	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of the account's opening
2	3	4	5	6	7	8	9	10
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442020001796	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№09/03, 13.01.2003	13.01.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020400003	business-account	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№01/02, 18.03.2003	18.03.2003
losed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702810200010369713	settlement	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003
losed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840800010369714	Currency, current	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 13	No number of 18.07.2003	18.07.2003

ed Joint Stock Company "International oscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840400010369716	Special, transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 14	No number of 18.07.2003	18.07.2003
ed Joint Stock Company "International loscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840100010369715	Transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 15	No number of 18.07.2003	18.07.2003
en Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	7728168971	40702810500010002376	settlement	42202824	30101810200000000824	Nizhny Novgorod branch of OJSC "Alfa-Bank", 603005, Piskunov str., 45	No number of 25.07.2003	25.07.2003
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702810924000011872	Settlement	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 30.09.2003	30.09.2003
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702840124000001872	Special, transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702840324000021872	Transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
Open Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702978724000001872	Special, transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004

)pen Joint Stock Company "Bank of reign trade" , OJSC "Vneshtorgbank"	7702070139	40702978924000021872	Transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
ɔlgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142020002011	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000276	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№ 27/03-01, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000276	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str.,37	№ 27/03-01, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200276	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 38	№ 27/03-01, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200276	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 39	№ 27/03-01, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300276	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 40	№ 27/03-01, 24.02.2004	24.02.2004
ɔlgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300276	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 41	№ 27/03-01, 24.02.2004	24.02.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020100768	Receipts	43304609	30101810500000000609	Kirov's Branch of Savings Bank (BSB) № 8612 Kirov city, Derendyaev str.,25	№4312 , 10.02.2003	01.12.2002

›lgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627170100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.19 97	01.12. 2002
ɔlgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427350100038	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.19 97	01.12. 2002
olgo-Vyatskyi Joint Stock Commercial ›avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527180100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227220100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627310100302	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinskyi str., 6	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227360100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727290100092	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str.,96	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027030100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.19 97	01.12. 2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727330100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.19 97	01.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527440100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarskyi str.,51	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100021	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327460100099	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102498	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str.,25	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627380100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127390100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327040100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327370100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227420100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427430100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627260100025	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127340100063	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102641	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	№4169 , 30.09.2002	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427410100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427210100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627400100018	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327250100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627270100015	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.1997	01.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727160100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927230100072	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327200100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227140100024	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827190100115	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827150100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Lebayazhie, Kirov str.,19	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427070100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str.,29	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	No number of 30.10.1997	01.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627120100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	No number of 30.10.1997	01.12.2002

/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627080100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	No number of 30.10.19 97	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927090100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	No number of 30.10.19 97	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327300100010	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.19 97	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102640	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinskyi str., 6	№4168 , 30.09.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727010102642	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	№4170 , 30.09.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102637	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4165 , 30.09.20 03	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102638	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4166 , 30.09.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102639	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4167 , 30.09.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102633	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4161 , 30.09.20 02	01.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102634	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4162 , 30.09.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102656	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4179 , 09.10.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102643	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4170 , 30.09.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327170100046	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	№14 , 30.07.20 01	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127350100105	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 25.07.20 01	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127180100003	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	№146 , 29.11.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427220100087	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	№27 , 02.12.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727310100859	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinskyi str., 6	40702/85 9 , 17.07.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527360100012	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	360 , 02.12.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927290100067	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	40702-092 , 02.12.20 02	01.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527030100009	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627330100133	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	№20 , 01.04.19 99	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427440100074	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarskyi str.,51	№40702-74, 02.12.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100022	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	№231 , 02.12.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827460100104	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	№16-10/74 , 05.02.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102492	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4021 , 01.04.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527380100001	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	№77 , 12.01.20 00	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427390100014	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	№26 , 12.03.19 98	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627040100012	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	№12 , 27.02.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock 'ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027370100010	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	№276 , 03.12.20 02	01.12. 2002

/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527420100017	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	№17 , 19.11.20 01	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727430100072	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	№2 , 11.04.20 03	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927260100026	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	№2122 , 03.12.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827340100062	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	№796 , 29.01.20 03	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427130100025	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	No number of 23.09.19 99	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927410100009	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 01.08.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527210100007	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 26.11.20 01	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927400100019	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 05.01.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227250100082	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	№276 , 09.06.20 01	01.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327270100014	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 05.01.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427160100011	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	№22 , 19.06.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327230100038	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	№40702-038 , 04.01.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027200100012	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	№2 , 15.04.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927140100094	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	№10 , 15.04.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427190100104	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	№10 , 10.01.20 03	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827070100028	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.19 97	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727050100009	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	Cooperat ion agreeme nt of 22.11.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927120100014	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	Cooperat ion agreeme nt of 22.11.20 02	01.12. 2002

/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827080100212	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	№408 , 19.12.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027090100002	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	Cooperat ion agreeme nt of 22.11.20 02	01.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627300100011	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	№98 , 20.03.19 98	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327280100045	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.19 99	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102705	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827020102704	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 02.12.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102707	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4229 , 29.11.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102706	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4230 , 29.11.20 02	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027010102708	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4233 , 2.12.200 2	01.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102675	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4196 , 25.10.2002	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102710	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4236 , 03.12.2002	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102989	expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4585, 13.02.2004	01.03. 2004
oint Stock Commercial Bank "Vayatka-bank", JSCB "Vayatka-bank"	4346001485	40702810700005651179	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	No number of 07.02.2000	01.12. 2002
oint Stock Commercial Bank "Vayatka-bank", JSCB "Vayatka-bank"	4346001485	40702810900006021212	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	№126 , 13.04.2001	01.12. 2002
Joint Stock Commercial Bank "Vayatka-bank", JSCB "Vayatka-bank"	4346001485	40702810600038414715	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov's oblast, Kirovo-Chepetsk town, Lenin str., 36/2	№224 , 29.11.2002	01.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978727020202672	Special transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978527020202671	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978627020102670	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840327020300775	Special transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02. 2000

olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840427020200775	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.20 00	28.02. 2000
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840227020100774	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.20 00	28.02. 2000
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810737180104833	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5508/4, 26.01.20 04	26.01. 2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537140010426	Expense	48860630	30101810300000000630	Volzhsk's BSB of RF SB № 6281, 425000, Volzhsk town, Lenin str., 166	№ 227, 29.10.20 02	29.10. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637100100166	Expense	48860630	30101810300000000630	Gornomariisk's BSB of RF SB № 4447, 425000, Kozmodemiayansk town, Ubileinaya str., 9	№ 193, 09.10.20 00	09.10. 2000
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810137090100051	Expense	48860630	30101810300000000630	Zvenigovo's BSB of RF SB № 4446, 425060, Zvenigovo town, Lenin str., 78	№ 147, 24.08.19 98	18.10. 1996
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637060100060	Expense	48860630	30101810300000000630	Sernur's BSB of RF SB № 4443, 425450, settlement Sernur, Kommunisticheskaya str., 91	№ 33/2002, 30.10.20 02	31.10. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037120100047	Expense	48860630	30101810300000000630	Sovetskyi's BSB of RF SB № 6066, 454000, settlement Sovetskyi, Sverdlov str., 9	№ 4070201 -047, 29.12.19 99	29.12. 1999
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180104830	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5507/4 , 23.01.20 04	23.01. 2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810937180104837	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5516/4 , 27.01.20 04	27.01. 2004

/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037180104834	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5509/4 , 26.01.20 04	26.01. 2004
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180104541	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4853/4 , 09.12.20 02	09.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180100643	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 54 , 16.07.19 97	16.07. 1997
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180100820	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 3985 , 09.09.19 98	09.09. 1998
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810337180104495	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4766/4 , 03.10.20 02	03.10. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840637020300184	Currency US$	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 184 , 17.10.20 02	17.10. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978237020300184	Currency Euro	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 184 , 17.10.20 02	17.10. 2002
losed Joint Stock Company Commercial nk "Guta-Bank", CJSC CB "Guta-Bank"	7710353606	40702810100090001000	Receipts	48860720	30101810100000000720	Branch "Yoshkar-Olinskyi" of CJSC CB "Guta-Bank", 424000, Yoshkar-Ola town, Vashskaya str., 8	№ 1000 , 26.11.20 02	26.11. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100051	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№456, 4.12.200 2	04.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100050	Expense	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№ 455, 4.12.200 2	04.12. 2002

olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939070100153	Expense	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№439, 2.12.200 2	02.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810539030100166	Receipts	48952615	30101810100000000615	Kovylkino's BSB №4303 Kovylkino town, Proletarskaya str., 72	№45, 3.12.200 2	03.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239070100154	Expense	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№440, 2.12.200 2	02.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100063	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№64, 12.12.20 02	12.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100062	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№63, 12.12.20 02	12.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150107	Receipts	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/ 107, 02.12.20 02	02.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150108	Expense	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/ 108, 2.12.200 2	02.12. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100240	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№294, 29.11.20 02	29.11. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100239	Expense	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№293, 29.11.20 02	29.11. 2002
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810339010100742	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№457, 4.12.200 2	04.12. 2002

olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100137	Receipts	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№126, 2.12.2002	02.12.2002
olgo-Vyatskyi Joint Stock Commercial ;avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100138	Expense	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№127, 2.12.2002	02.12.2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039010100741	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№446, 29.11.2002	29.11.2002
'olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	407028102390100855	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№27, 23.01.2004	23.01.2004
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840309010100071	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№34, 29.11.2002	29.11.2002
Open Joint Stock Company Joint Stock mmercial Bank "Mordovpromstroibank", OJSC JSCB "Mordovpromstroibank"	1300034972	40702840100000001869	Receipts	48952729	30101810300000000729	OJSC JSCB "Mordovpromstroibank" Saransk town, B.Khmelnitskyi str., 36 a	№54, 20.12.2002	20.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020002022	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№40/03, 01.03.2004	01.03.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001832	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№57/03, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020001444	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№93/03, 02.03.2001	02.03.2001

go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978642020000248	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03 -01, 09.12.20 02	09.12. 2002
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978442020200248	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03 -01, 09.12.20 02	09.12. 2002
lgo-Vyatskyi Joint Stock Commercial ivings Bank of RF (Open Joint Stock ipany), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020300248	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03 -01, 09.12.20 02	09.12. 2002
lgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840042020000248	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03 -01, 18.09.20 02	18.09. 2002
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840842020200248	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03 -01, 18.09.20 02	18.09. 2002
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020300248	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03 -01, 18.09.20 02	18.09. 2002
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000263	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.20 03	21.02. 2003
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200263	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.20 03	21.02. 2003

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300263	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000263	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200263	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300263	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392342020000263	Current, currency Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392142020200263	Transit, currency Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392042020300263	Special, transit Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001342	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 20.02.2003	20.02.2003

:d Joint Stock Company "Joint stock .vestment-commercial industrial-truction bank for Nizhny Novgorod ", CJSC "Nizhegorodpromstroibank"	5260000548	40702840407720000645	Current, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
ed Joint Stock Company "Joint stock ıvestment-commercial industrial-struction bank for Nizhny Novgorod t", CJSC "Nizhegorodpromstroibank"	5260000548	40702840517720000645	Transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
.ed Joint Stock Company "Joint stock nvestment-commercial industrial-struction bank for Nizhny Novgorod ıt", CJSC "Nizhegorodpromstroibank"	5260000548	40702840627720000645	Special, transit, currency US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
sed Joint Stock Company "Joint stock investment-commercial industrial-ıstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702978007720000645	Current, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
sed Joint Stock Company "Joint stock investment-commercial industrial-ıstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702978117720000645	Transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
sed Joint Stock Company "Joint stock investment-commercial industrial-ıstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702978227720000645	Special, transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003
sed Joint Stock Company "Joint stock investment-commercial industrial-ıstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702392007720000645	Current Japanese yen	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.20 03	21.02. 2003

losed Joint Stock Company “Joint stock investment-commercial industrial-onstruction bank for Nizhny Novgorod last”, CJSC “Nizhegorodpromstroibank”	5260000548	40702392117720000645	Transit, currency Japanese yen	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
losed Joint Stock Company “Joint stock investment-commercial industrial-onstruction bank for Nizhny Novgorod last”, CJSC “Nizhegorodpromstroibank”	5260000548	40702392227720000645	Special, transit, currency Japanese yen	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 21.02.2003	21.02.2003
losed Joint Stock Company “Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod last”, CJSC “Nizhegorodpromstroibank”	5260000548	40702840027720000245	Special, transit, currency US$	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
losed Joint Stock Company “Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod blast”, CJSC “Nizhegorodpromstroibank”	5260000548	40702978627720000245	Special, transit, currency Euro	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company “Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod blast”, CJSC “Nizhegorodpromstroibank”	5260000548	40702840807720000245	Current, currency US$	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company “Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod blast”, CJSC “Nizhegorodpromstroibank”	5260000548	40702978407720000245	Current, currency Euro	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
Closed Joint Stock Company “Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod blast”, CJSC “Nizhegorodpromstroibank”	5260000548	40702840917720000245	Transit, currency US$	42202772	30101810200000000772	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003

Joint Stock Company "Joint stock estment-commercial industrial-uction bank for Nizhny Novgorod , CJSC "Nizhegorodpromstroibank"	5260000548	40702978517720000245	Transit, currency Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
l Joint Stock Company Commercial 'Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810400000000942	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
l Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840700000000942	Current, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
d Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840000001000942	Transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
:d Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840300002000942	Special, transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978300000000942	Current, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978600001000942	Transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702978900002000942	Special, transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392300000000942	Current, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392600001000942	Transit, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003

d Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392900002000942	Special, transit, currency Japanese yen	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	№942, of 04.03.2003	04.03.2003
d Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810200000000032	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840500000000032	Current, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
ed Joint Stock Company Commercial "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840800001000032	Transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
sed Joint Stock Company Commercial k "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392100000000032	Special, transit, currency US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
sed Joint Stock Company Commercial k "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392100000000032	Current, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
sed Joint Stock Company Commercial k "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392400001000032	Transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
sed Joint Stock Company Commercial k "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392700002000032	Special, transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997

en Joint Stock Company "Bank of ign Trade", OJSC "Vneshtorgbank"	7702070139	40702810224000211974	Expense	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, Nizhny Novgorod city, GSP 78, Reshetnikovskaya str., 4	№1974, 03.03.2004	03.03.2004
en Joint Stock Company "Bank of ign Trade", OJSC "Vneshtorgbank"	7702070139	40702810424000011974	Receipts	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, Nizhny Novgorod city, GSP 78, Reshetnikovskaya str., 5	№1974, 19.02.2004	19.02.2004
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810042160001823	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.2001	24.01.2001
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810442410002075	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/01, Ardatov, Chkalov str., 1a	No number of 06.06.1997	06.06.1997
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360105164	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/097, Bogorodsk, Lenin str., 206-a	No number of 08.10.2002	08.10.2002
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360103072	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/095, Vacha, Sovetskaya str., 26	No number of 01.03.2001	01.03.2001
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842410004071	Receipts	42202603	30101810900000000603	Savrov's BSB №7695/35, Voznesensk, Sovetskaya str., 14	No number of 01.03.2001	07.07.1995
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842160001007	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342/094, Volodarsk, Kooperativnaya str., 15	No number of 08.08.1998	08.08.1998
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842370000270	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379, Vyksa, Krasnye Zori str., 7-a	No number of 10.10.2002	10.10.2002

;o-Vyatskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock any), Volgo-Vyatskyi bank of RF SB	5260901817	40702810742370104687	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/043, Kulebari, S.Razin str., 50	No number of 10.10.2002	10.10.2002
go-Vyatskyi Joint Stock Commercial 'ings Bank of RF (Open Joint Stock)any), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342370108067	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/0050, Navashino, Dzerzhinskyi str., 4	No number of 10.10.2002	10.10.2002
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842360100533	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Pavlovo, Suvorov str., 14	No number of 10.10.2002	10.10.2002
lgo-Vyatskyi Joint Stock Commercial .vings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810142360101054	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Sosnovskoe, Lenin str., 60	No number of 29.03.2001	29.03.2001
›sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod ıst", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007140000024	Receipts	42202772	30101810200000000772	Dzerzhinsk's branch of CJSC "Nizhegorodpromstroibank", Dzerzhinsk, Pravdy str., 2	No number of 24.01.1996	24.01.1996
›sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod ıst", CJSC "Nizhegorodpromstroibank"	5260000548	40702810507830000157	Receipts	42202772	30101810200000000772	Navashino's branch of CJSC "Nizhegorodpromstroibank", Navashino, Pochtovaya str., 1	No number of 01.07.1993	01.07.1993
›sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod ıst", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207880000033	Receipts	42202772	30101810200000000772	Kulebaki's branch of CJSC "Nizhegorodpromstroibank", Kulebaki, Vorovskyi str., 41	No number of 30.07.1993	30.07.1993
›lgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	5260901817	40702810542160102840	Expense	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.1996	24.01.1996

;o-Vyatskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock ıany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542140100558	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	№558, 25.12.2000	25.12.2000
go-Vyatskyi Joint Stock Commercial /ings Bank of RF (Open Joint Stock ɔany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100688	Expense	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 31.10.2003	31.10.2003
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140101180	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 22.12.2000	11.10.2002
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542110000345	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 23.12.2000	29.10.2002
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942210000094	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 25.12.2000	25.12.2000
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642180000071	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	26.12.2000
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042130000317	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 28.12.2000	15.03.2001
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100167	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	28.03.2001
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140100372	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 26.12.2000	27.03.2001

go-Vyatskyi Joint Stock Commercial ʼings Bank of RF (Open Joint Stock ɔany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742190000385	Receipts	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№01, 03.01.2001	09.12.2000
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342190000879	Expense	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№284\03, 30.10.2003	30.10.2003
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842320000194	Receipts	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	15.02.2001
lgo-Vyatskyi Joint Stock Commercial ivings Bank of RF (Open Joint Stock ipany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320000361	Expense	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	29.10.2003
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240180057	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/076, village B.Boldino, Krasnaya str., 9	№02 , 01.07.2003	22.02.2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042320007159	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0108, settlement Vad, May 1 str., 39/A	№02 , 01.07.2003	05.03.2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240160051	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/064, village Gagino, Kommunisticheskaya str., 12/A	№02 , 01.07.2003	23.02.2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242190005055	Subaccount	42202603	30101810900000000603	Kstovo's BSB №4345/049, settlement D.Konstantinovo, Sovetskaya str., 48	№02 , 01.07.2003	02.03.2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242410003096	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/025, village Diveevo, Shkolnaya str., 5A	№02 , 01.07.2003	01.03.2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242240100101	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354, Lukoayanov town, Krasnyi pereolok, 11	№02 , 01.07.2003	22.02.2001

lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642410005050	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/047, Pervomaisk town, Ulyanov str., 1	№02 , 01.07.20 03	20.09. 2002
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320006158	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0101, Perevoz town, Lugovaya str., 37	№02 , 01.07.20 03	26.02. 2001
lgo-Vyatskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942240130028	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/042, village Pochinki, Lunacharskyi str.	№02 , 01.07.20 03	22.03. 2000
ılgo-Vyatskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642320005069	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/084, settlement Shatki, Federativnaya str., 11	№02 , 01.07.20 03	15.02. 2001
ılgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842340003155	Receipts	42202603	30101810900000000603	Additional officve №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№ 02 , 01.07.20 03	07.02. 2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542340003222	Expense	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№119/2 , 30.10.03	30.10. 2003
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340002071	Subaccount	42202603	30101810900000000603	Additional office №4370/051of Shakhuniya's BSB №4370, Vetluga town, Lenin str., 456	№ 02 , 01.07.20 03	09.02. 2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110120055	Subaccount	42202603	30101810900000000603	Additional office №4335/078 of Bor's BSB №4335 settlement Varnavino, Komsomolskaya str., 2	№ 02 , 01.07.20 03	09.02. 2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742110110116	Subaccount	42202603	30101810900000000603	Additional office №4335/071 of Bor's BSB №4335 settlement Kr.Baki, Svobody str., 57	№ 02 , 01.07.20 03	09.02. 2001
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340005090	Subaccount	42202603	30101810900000000603	Additional office №4370/074 of Shakhuniya's BSB №4370, settlement Tonkino, Kommunisticheskaya str.	№ 02 , 01.07.20 03	08.02. 2001

go-Vyatskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock any), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342340006348	Subaccount	42202603	30101810900000000603	Additional office №4370/078 of Shakhuniya's BSB №4370, settlement Tonshaevo, Tsentralnaya str., 25	№ 02 , 01.07.20 03	08.02. 2001
go-Vyatskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340000183	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№ 02 , 01.07.20 03	08.02. 2001
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340004091	Subaccount	42202603	30101810900000000603	Additional office №4370/070 of Shakhuniya's BSB №4370, settlement Sharanga, Lenin str., 37	№ 02 , 01.07.20 03	08.02. 2001
go-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142340000191	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.20 01	25.05. 2001
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340000192	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.20 01	25.05. 2001
sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207720000150	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 31.05.19 94	31.05. 1994
sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40206810807727310011	Budget	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 02.12.19 96	02.12. 1996
sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007720001294	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 08.10.20 02	08.10. 2002
lgo-Vyatskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock pany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042020001714	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	No number of 09.10.20 02	09.10. 2002

lgo-Vyatskyi Joint Stock Commercial ivings Bank of RF (Open Joint Stock ıpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001939	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	No number of 31.10.2003	31.10.2003
sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810407720000002	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2003	01.01.1998
sed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810607720001296	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2004	08.10.2002
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942050004276	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 40702810942050004276 , 30.10.2003	30.10.2003
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442050003395	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 36	№ 40702810442050003395 , 11.10.2002	11.10.2002
osed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001290	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 26.09.2002	26.09.2002
osed Joint Stock Company "Joint stock investment-commercial industrial-nstruction bank for Nizhny Novgorod st", CJSC "Nizhegorodpromstroibank"	5260000548	40702810907720000942	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 12.08.1999	12.08.1999
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742020001674	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№90/03 , 7.06.2002	07.06.2002

olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242020001938	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№256/03 , 31.10.20 03	31.10. 2003
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810246170120169	Receipts	045354601	30101810300000000806	Abdulinskoe BSB 4237/052461630 Buguruslan town, Revolutsionnaya str., 13	№ 169 , 3.12.200 2	04.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810346260120128	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7618 , 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810346260100452	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7616 , 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646260100453	Expense	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7617 , 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746170100168	Receipts	045354601	30101810300000000806	Abdulinskoe BSB 4237461630 Buguruslan town, Revolutsionnaya str., 13	№ 168 , 3.12.200 2	03.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946260140074	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/083461630 Buguruslan town, Revolutsionnaya str., 13	№ 7916 , 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046110100129	Expense	045354601	30101810600000000601	Oktayabrskoe BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 200 , 02.12.20 02	03.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746110100128	Receipts	045354601	30101810600000000601	Oktaybrskoe BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 201 , 02.12.20 02	03.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846040100088	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	№ 18 , 02.12.20 02	03.12. 2002

volzhskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock ıpany), Povolzhskyi bank of RF SB	5612002613	40702810146110000268	Receipts	045354601	30101810600000000601	Oktayabrskoe BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	№ 202 , 02.12.2002	03.12. 2002
volzhskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock ıpany), Povolzhskyi bank of RF SB	5612002613	40602810346150100633	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11. 2002
volzhskyi Joint Stock Commercial ings Bank of RF (Open Joint Stock npany), Povolzhskyi bank of RF SB	5612002613	40602810946150100635	Expense	045354601	30101810600000000601	Sorochinsk's BSB 4235/094, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11. 2002
volzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock npany), Povolzhskyi bank of RF SB	5612002613	40702810646050102933	Receipts	045354601	30101810600000000601	Perevolotskoe BSB 8623/034, 61263 settlement Perevolotsk, Leninskaya str., 115 a	№ 6 , 26.09.2002	02.12. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810346300100024	Receipts	045354601	30101810600000000601	Krasnogvardeiskoe BSB 6090, 461150 village Pleshanovo, Gagarin str., 29-a	№ 360 , 03.12.2002	02.12. 2003
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40602810646150100634	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235/073, 461170 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810546330100111	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094, 461200 village Novosergievka, Sovetskaya str.	№ 2 , 02.12.2002	02.12. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810546080100254	Receipts	045354601	30101810600000000601	Yasnenskoe BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 501 , 29.11.2002	29.11. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810846080100255	Expense	045354601	30101810600000000601	Yasnenskoe BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 502 , 29.11.2002	29.11. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810046080200256	Receipts	045354601	30101810600000000601	Yasnenskoe BSB 4324/032 462734 settlement Dombarovskyi, Gorky str., 2-a	№ 503 , 29.11.2002	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100093	Receipts	045354601	30101810600000000601	Svetlinskoe BSB 7910, 462740 settlement Svetlyi, Torgovaya str., 4	№ 34 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146270100095	Receipts	045354601	30101810600000000601	Adamovskoe BSB 2085, 462830 settlement Adamovka, Lenin str., 18	№ 28Б-02 , 03.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546120100091	Receipts	045354601	30101810600000000601	Kvarkeno's BSB 4229, 462860 settlement Kvarkeno, Tsentralnaya str., 23 A	№ 04070281054612 0100091 , 04.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846320179124	Receipts	045354601	30101810600000000601	Gaiskoe BSB 6093, settlement Novoorsk, Lenin str., 7 б	№ 04070281054612 0100124 , 03.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646310111415	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1415 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946310111416	Expense	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1416 , 29.11.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846220100772	Receipts	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 40702810846220 100772 , 2.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146220100773	Expense	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 40702810846220 100773 , 2.12.2002	02.12.2002

ovolzhskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ımpany), Povolzhskyi bank of RF SB	5612002613	40702810546320100231	Receipts	045354601	30101810600000000601	Gai's BSB 6093, 462630 Gai town, Dekabristov str., 6	№ 40702810846220100231, 2.12.2002	05.12.2002
'ovolzhskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ımpany), Povolzhskyi bank of RF SB	5612002613	40702810246280120004	Receipts	045354601	30101810600000000601	Kuvandykskoe BSB 6088/056, 462270 Mednogorsk town, Lenin str., 4	№ 4070204, 2.12.2002	05.12.2002
'ovolzhskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ımpany), Povolzhskyi bank of RF SB	5612002613	40702810646140100243	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243, 29.11.2002	29.11.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810346050101933	Receipts	045354601	30101810600000000601	Orenburg's BSB 8623/03, 460000 Orenburg city, Pravdy str., 57	№ 30, 2.12.2002	3.12.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810646210100102	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243, 29.11.2002	29.11.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB),	5612002613	40702810346140100242	Expense	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461550 settlement Akbulak, Kirov str., 46	№ 243, 29.11.2002	29.11.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810646280100268	Settlement	045354601	30101810600000000601	Kuvaldyk"s BSB 6088, 462243 Kuvaldyk town, Orenburgskaya str., 23	№ 40702/268, 2.12.2002	01.12.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810346130120135	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232/037, 461330 settlement Belayaevka, Bankovskaya str., 11a	№ 20135, 2.12.2002	01.12.2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810746130100205	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232, 462100 settlement Saraktash, Mira str., 92 г	№ 55, 8.05.03	01.12.2002

ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810946280100269	Expense	045354601	30101810600000000601	Kuvaldyk's BSB 6088, 462243 Kuvaldyk town, Orenburgskaya str., 23	№ 40702/269 , 2.12.2002	01.12. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810346200100658	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-129 , 29.11.2002	05.12. 2002
ovolzhskyi Joint Stock Commercial vings Bank of RF (Open Joint Stock mpany), Povolzhskyi bank of RF SB	5612002613	40702810646200100659	Expense	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-130 , 29.11.2002	05.12. 2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810946200200657	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251/080, 461800 settlement Grachevka, Sovetskaya str., 2	№ 5-128 , 29.11.2002	02.12. 2002
'ovolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810946290100165	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461060 settlement Kurmanaevka, Krestiayanskaya str., 8a	№ 489 , 2.12.2002	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810246290100166	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461980 settlement Pervomaiskyi, Mirnaya str., 29a	№ 490 , 2.12.2002	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40602810246150100636	Receipts	045354601	30101810600000000601	Sorochinskoe BSB 4235/096, 461131 settlement Totskoe, Krasnaya ploshchad str., 8	№ 513 , 03.12.2004	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810146160100215	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 99 , 2.12.2002	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810146160100214	Expense	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 98 , 2.12.2002	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810246330100301	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094/043, 461450 village Alexandrovka, Roshchipkin str., 8	No number of 2.12.2002	02.12. 2002

'ovolzhskyi Joint Stock Commercial ıvings Bank of RF (Open Joint Stock ımpany), Povolzhskyi bank of RF SB	5612002613	40702810546160100213	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236/029, 461450 village Ponomarevka, Sovetskaya str., 26	№ 155 , 2.12.200 2	02.12. 2002
osed Joint Stock Company Joint Stock mmercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810000030000698	Settlement	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.20 02	02.12. 2002
osed Joint Stock Company Joint Stock ımmercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810900030100698	Current	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.20 02	02.12. 2002
osed Joint Stock Company Joint Stock ımmercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810700030800020	Corporate	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.20 02	02.12. 2002
osed Joint stock Company Joint Stock : of gas industry "Gazprombank", CJSC JSB "Gazprombank"	7744001497	40702810960230000986	Settlement	045354854	30101810800000000854	CJSC JSB "Gazprombank" – Orenburg's branch, 460021 Orenburg city, Pravdy str., 18	№986 , 02.12.20 02	02.12. 2002
imited liability Company Orenburg's ortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810900000003064	Settlement	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№343 , 04.12.20 02	04.12. 2002
imited liability Company Orenburg's ortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40203810700000003064	Budget	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№344 , 04.12.20 02	05.12. 2002
imited liability Company Orenburg's ortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810500000000771	Settlement subaccount	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№ 197 , 09.02.20 04	09.02. 2004
ad Cash Center of Main Department of RF Central Bank in Orenburg oblast	7702235133	40203810400000000016	Budget	045354001	none	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg city, Krasnoznamennaya str., 22	№02-155 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock ompany), Povolzhskyi bank of RF SB	5612002613	40702810546020102047	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№16-01/442 , 29.11.20 02	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846020102048	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№16-01/443 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146020102049	Current	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№ 16-01/444 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840246020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840146020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840046020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2202
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978846020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978746020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978646020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarskyi str., 16	№40702/144 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000112954	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№407028101295 4 29.11.2002	27.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948000113390	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№407028101339 0 30.01.2004	30.01.2004

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978248000200230	Currency, transit	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 9780023 0 21.01.20 03	21.01. 2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978348000100230	Currency, current	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 9780023 0 21.01.20 03	21.01. 2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978148000300230	Currency, special, transit	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 9780023 0 21.01.20 03	21.01. 2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112962	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12962, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248000113391	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 8101339 1 30.01.04	30.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112961	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12961, 29.11.20 02	01.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000113393	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 8101339 3 02.02.20 04	02.02. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112958	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12958, 29.11.20 02	30.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548000113392	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702 8101339 2 30.01.20 04	30.01. 2004

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112959	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12959, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748000112960	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12960, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948060100068	Receipts	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№68, 28.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248060100085	Expense	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№ 407028100085 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648270100161	Receipts	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№829, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148270100182	Expense	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№407028100182 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748110100202	Receipts	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№202, 29.11.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848110100225	Expense	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№407028100225 29.01.2004	29.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260105057	Receipts	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№57, 28.11.2002	28.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348260105081	Expense	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№40702 8100105 081, 29.01.20 04	29.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948260100101	Receipts	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№101, 28.11.20 02	28.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260100117	Expense	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№40702 8100100 117, 27.01.20 04	28.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248180101061	Receipts	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№15, 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048180101067	Expense	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№ 51, 28.01.20 04	28.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148180100065	Receipts	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№13, 29.11.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648180100073	Expense	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№ 52, 28.01.20 04	28.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348330100123	Receipts	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№522, 29.11.02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648330100140	Expense	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№40702 1100140 28.01.20 04	28.01. 2004

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048050100664	Receipts	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	664 of 29.11.02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348050100681	Expense	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	№ 681, 29.01.20 04	29.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848030100677	Receipts	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№408, 28.11.20 02	28.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248050100756	Expense	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№ 4070281 000756 of 28.01.20 04	28.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230100422	Expense	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№422, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230100423	Receipts	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№423, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230110108	Receipts	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№184, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048230110128	Expense	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№40702 8101012 8 04.02.20 04	04.02. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148050100098	Receipts	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№98, 29.11.20 02	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948050100175	Expense	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№ 175, 28.01.2004	28.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448210100091	Receipts	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548210100221	Expense	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 03.02.2004	03.02.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810084290100136	Receipts	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548290100186	Expense	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 27.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107063	Receipts	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№10, 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107089	Expense	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№ 1, 07.01.2004	27.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948290108050	Receipts	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	No number of 29.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848290108066	Expense	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	№ 4070281 008066 of 27.01.20 04	27.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948230101062	Receipts	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	264 of 28.11.02	28.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230101082	Expense	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	№40702 8100108 2 27.01.20 04	27.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100106	Receipts	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№318, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100119	Expense	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№40702 8100011 9 27.01.20 04	27.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548080110030	Receipts	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№319, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648080110037	Expense	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№40702 8101003 7 27.01.20 04	27.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448100100428	Expense	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/42 8 of 29.11.02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748100100429	Receipts	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/42 9 of 29.11.02	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105056	Receipts	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№40702/ 056, 26.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105069	Expense	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№ 40702/67 , 05.02.20 04	05.02. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548100107046	Receipts	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№ 142 of 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948100107060	Expense	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№40702 8100015 8 05.02.20 04	05.02. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848170100061	Receipts	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 382, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648170100083	Expense	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 415, 30.01.20 04	30.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948200100239	Receipts	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№364, 02.12.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748200100316	Expense	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№40702 8100031 6 02.02.20 04	02.02. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748190100141	Receipts	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№59, 29.11.20 02	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848190100164	Expense	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№40702 8100016 4 29.01.20 04	29.01. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748170105056	Receipts	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№381, 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548170105065	Expense	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№ 416, 30.01.20 04	30.01. 2004
Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810900000001120	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarskyi str., 83	№ 1120, 29.11.20 02	03.12. 2002
Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810500000001106	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarskyi str., 83	№ 1106, 02.12.20 02	01.12. 2002
Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810008000000007	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza-19 town, Zarechnaya str., 1	№ 192, 29.11.20 02	01.12. 2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810622000000753	Receipts	045655715	30101810700000000715	Vneshtorgbank, branch in Penza city, Penza city, Moskovskaya str., 9	№ 857, 29.11.20 02	29.11. 2002
Limited Liability Company Commercial Bank "Ogni Moskvy", LLC CB "Ogni Moskvy"	7701028536	40702810490000000008	Expense	045655731	30101810700000000731	LLC CB "Ogni Moskvy" – Penza's Branch, Penza city, Kuprin str., 3	№ 72008, 12.03.20 04	12.03. 2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154110104404	Receipts	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4366, 05.12.20 02	27.09. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454110104405	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4367, 05.12.20 02	27.09. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554110104499	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4370, 10.12.20 02	10.12. 2002

Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702810200000003673	Expense	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 315/02, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702840500000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702840500990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702840400980003673	Special, currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702978100000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702978100990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "National nerchant bank", OJSC "National merchant bank"	6317025848	40702978000980003673	Special, currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978820002001189	Special, currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978220001001188	Currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978620000001187	Currency, current	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002

Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810420000001186	Settlement	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1023, 10.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840954110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840854110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840754110300212	Special, currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978554110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978454110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978354110300212	Special, currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654110400006	Business-account	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 73, 13.01.2003	13.01.2003
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654090101360	Receipts	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinskyi str., 29	№ 360, 02.10.2002	02.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954090101361	Expense	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinskyi str., 29	№ 361, 02.10.2002	02.10.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454070101205	Receipts	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/ 2002-1, 01.10.20 02	01.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054070101210	Expense	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/ 2002-2, 01.10.20 02	01.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654160100330	Receipts	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 365, 30.10.20 02	30.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954160100331	Expense	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 366, 30.10.20 02	30.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054300100266	Receipts	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-41, 03.10.20 02	03.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654300100268	Expense	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-42, 03.10.20 02	03.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554050101604	Receipts	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338/1, 02.10.20 02г	01.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810254050101603	Expense	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338, 02.10.20 02	01.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054150100403	Receipts	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106, 02.10.20 02	02.10. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810354150100404	Expense	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106a, 02.10.20 02	02.10. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810854030100765	Receipts	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 155, 02.10.2002	05.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154030100766	Expense	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156, 02.10.2002	05.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154280102776	Receipts	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 397, 02.10.2002	02.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454280102777	Expense	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 398, 02.10.2002	02.09.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056050110096	Receipts	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№337, 02.12.2002	02.12.02.
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356050110097	Expense	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№338 , 02.12.2002	02.12.02.
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256440120056	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№80E/2002 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956440120055	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№79E/2002 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456080100171	Receipts	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/171 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756080100172	Expense	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/172 , 29.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456230110160	Expense	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056230110159	Receipts	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256250100224	Receipts	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№84 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556250100225	Expense	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№85 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556240101386	Receipts	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/1386 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856240101387	Expense	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/1387 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356300100100	Expense	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№15 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056300100099	Receipts	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№14 , 02.12.2002	03.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756340102111	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056340102112	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756260100125	Receipts	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№52 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456260100124	Expense	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№53 , 02.12.2002	09.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810100000001129	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№934 , 28.11.2002	28.11.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011129	Expense	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№942 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100106	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100105	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456410100301	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993, 412210, Arkadak town, Lenin str., 75	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110568	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/090, 412370, settlement Samoilovka, 30 years of Pobedy str., 2	№881 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756410100302	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993/032 , 412070, settlement Turki, Sovetskaya str., 37	No number of 02.12.20	02.12.2002

							02	
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856420110567	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/077, 412270, settlement Romanovka, Narodnaya str., 16	№880 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156200110335	Expense	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№126 , 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856200110334	Receipts	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№125 , 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280100106	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№38 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756280100105	Expense	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№37 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856290101078	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968/021 , 413620, settlement Ozerki, Pushkinskaya str., 46	№47 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256290100093	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968, 413440, settlement Dergachi, Sovetskaya str., 53	№46 , 02.12.20 02	02.12. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656210100165	Expense	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№289 , 29.11.20 02	29.11. 2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956210100166	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№290 , 29.11.20 02	29.11. 2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256210100167	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956/040, 412460, settlement Lysye Gory, Sovetskaya str., 49	№291 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856140110122	Expense	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/122 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156140110123	Receipts	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/123 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556150100228	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856150100229	Expense	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756150111114	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/046, 413320, village Piterka, Lenin str., 108	№407.02.114 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056270100116	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966 , 413360, Novouzensk town, Sovetskaya str., 8	№40 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656270110072	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966/027, 413370, settlement AlGai, Sovetskaya str., 13	№41 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656340100310	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256340100309	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356310100129	Expense	046311649	30101810500000000649	Perelyub's BSB № 3970, 413750, village Perelyub, Chkalov str., 22	№96 , 06.12.2002	06.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056170101134	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756170101133	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456150102054	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/057, 413230, Krasnyi Kut town, Pobedy avenue, 23a.	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280101066	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967/047 , 413100, Ershov town, Rabochaya str., 14	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856120100181	Receipts	046311649	30101810500000000649	Marx BSB № 4026, 413093, Marx town, Lenin avenue, 46a	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456190100090	Receipts	046311649	30101810500000000649	Sovetsk's BSB № 4034 , 413211, settlement Stepnoe, 50 years of Pobedy str., 9	No number of 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456170101132	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№338 , 29.11.2002	29.11.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156170101131	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№337 , 29.11.2002	29.11.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101526	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2135 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056020101527	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2136 , 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101500	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	Add. Agr. without number of 01.03.2004 to contract 1168 24.10.2002	01.03.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978856030100210	Current, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978756030200210	Transit, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978656030300210	Special, transit, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810100000001080	Expense	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	№895 , 22.10.2002	22.10.2002

Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011080	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 22.10.2002	22.10.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978000000001080	Current, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978400008001080	Special, transit, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978700009001080	Transit, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456020114114	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№40702810456020114114, 26.01.2004	26.01.2004
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169060100108	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 27, 04.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869060100107	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 26, 04.12.2002	04.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810769070100116	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115344, 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469070100115	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115343, 05.12.2002	05.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869030100124	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 102, 11.12.2002	11.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810569030100123	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 101, 11.12.2002	11.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969110100973	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad, Gagarin str., 6	№ 260 , 09.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669110100972	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad, Gagarin str., 6	№ 259 , 09.12.2002	10.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469080001055	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 136 , 15.12.2002	15.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169080001054	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 135 , 15.12.2003	15.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669020107227	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7228 , 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969020107228	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7227 , 05.12.2002	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810069020107225	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7225 , 05.12.2002	05.12.2002

Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810369020107226	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7226, 05.12.2002 c add. Agr. of 01.03.2004	05.12.2002
Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169020108360	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 8360 , 18.02.2004	18.02.2004
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810200230101081	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 04-19 , 27.02.2004	01.03.2004
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810300230001081	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-180 , 05.12.2002	05.12.2002
Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810600230001079	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-178 , 02.12.2002	04.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368020101860	Expense	049401601	30101810400000000601	Udmutriya's department № 8618, Izhevsk city, Klasnaya str., 105	№2501, 02.12.2002	02.12.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768140100493	Receipts	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№169, 29.11.2002	29.11.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368140100770	Expense	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№441, 28.01.2004	28.01.2004
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368220101136	Receipts	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№265, 12.02.2002	12.02.2002

ıpadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810668220101195	Expense	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№313, 29.01.20 04	29.01. 2004
ıpadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810468090100157	Receipts	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№177/1, 26.12.20 02	26.12. 2002
ıpadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810568090100510	Expense	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№3 , 15.01.20 04	15.01. 2004
ıpadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268050100384	Receipts	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№46, 29.11.20 02	29.11. 2002
ıpadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068050100000	Expense	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№3 , 02.02.20 04	02.02. 2004
apadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368210100477	Receipts	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1016 , 28.11.20 02	28.11. 2002
apadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068210100528	Expense	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1178 , 16.01.20 04	05.02. 2004
apadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268160100261	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№261 , 02.12.20 02	02.12. 2002
apadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368160100310	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№310 , 04.02.20 04	04.02. 2004
apadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268020101805	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2500 , 02.12.20 02	02.12. 2002

Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840268020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840168020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840068020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978868020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978768020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978668020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810408450000336	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810408450000336, 16.01.2004	16.01.2004
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810208450000332	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810208450000332, 02.12.2002	02.12.2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810908450000331	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810908450000331, 02.12.2002	02.12.2002

Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702840508450000332	Current, currency	049401845	30109840100000000007	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702 8405084 5000033 2, 19.12.20 02	19.12. 2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702840008455000332	Transit, currency	049401845	30109840100000000007	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702 8405084 5000033 2, 19.12.20 02	19.12. 2002
Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702840208459000332	Special, transit, currency	049401845	30109840100000000007	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702 8405084 5000033 2, 19.12.20 02	19.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101068	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102) 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 4070281 0175040 101068 of 03.12.20 02	03.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075020102475	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2475 of 28.11.20 02	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102474	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2474 of 02.12.20 02	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375020102476	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2476 of 02.12.20 02	02.12. 2002
Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", OJSC JSCB "Sviyaz-Bank"	7710301140	40702810700270000436	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Sviyaz-Bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 4070281 0700270 000436 of 02.12.20 02	02.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100179	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440 village Batyrevo) 429350, village Batyrevo, Lenin avenue, 7a	№ 40702810675210100179/02 of 02.12.2002.	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375080100162	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440 village Komsomolskoe) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702810375080100162 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975100104095	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 40702810975100104095 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975090000089	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 90000089 of 28.11.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175060100395	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 4070210395 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975120000166	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№ 40702810975120000166 of 03.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775060105075	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507)	№ 40702/5075 of 02.12.20	02.12.2002

						429290, village Yantikovo, Lenin avenue, 11	02	
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ımpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775230100240	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472 settlement Kugesi) 429500, settlement Kugesi, Sovetskaya str., 23	№ 414 of 03.12.20 02	03.12. 2002
/olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ımpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275150100150	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi posad town, Lazo str., 63	№ 40702/15 0 of 02.12.20 02.	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875140000136	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 4070281 0875140 000136 of 03.12.20 02	03.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375190100120	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 22 of 28.11.20 02	28.11. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875180000170	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437), 429900, Tsivilsk town, Nikolaev str., 26	№ 4070281 0875180 000170 of 04.12.20 02	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775130100159	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 4070281 0775130 100159 of 03.12.20 02	02.12. 2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075030000114	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/114 of 03.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175160000104	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 40 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102473	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2473 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475170100367	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836 Shumerliya town) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200367 of 03.12.2002	03.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575070100309	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508 Alatyr town) 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475110000066	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 4070220066 of 02.06.2003	02.12.2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175110000358	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/358 of 02.12.2002	02.12.2002

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075200000096	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438 village Krasnye Chetai) 429040, village Krasnye Chetai, Novaya str., 12	№ 4070281 0075200 000096 of 29.11.20 02	29.11. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104090	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204 023 of 02.12.20 02	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102472	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2472 of 02.12.20 02	02.12. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102466	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2466 of 02.12.20 02	21.11. 2002
Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810819000001974	Receipts	49706751	30101810300000000751	Chuvashiya's branch of "Vneshtorgbank", 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.20 02	02.12. 2002
Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-bank", OJSC JSCB "Sviyaz-bank"	7710301140	40702810000270000437	Receipts	49706740	30101810900000000740	Chuvashiy's branch of OJSC JSCB "Sviyaz-bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 4070281 0000270 000437 of 29.11.20 02	29.11. 2002
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101220	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102), 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 101220 of 27.01.20 04	27.01. 2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock ompany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875020102798	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 4070201 02798 of 28.01.20 04.	28.01. 2004

olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575020102797	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102797 of 28.01.2004.	28.01.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock npany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102799	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102799 of 28.01.2004.	28.01.2004
olgo-Vyatskyi Joint Stock Commercial avings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100221	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440) 429350, village Batyrevo, Lenin avenue, 7a	№ 40702810675210100221 of 22.01.2004	22.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575080100195	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702/195 of 23.01.2004	23.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775100104114	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 281 of 23.01.2004	23.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775090000111	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 40702810775090000111 23.01.2004	23.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975060100540	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 40702/0540 of 23.01.2004	23.01.2004

olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275120000196	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№40702/196 of 23.01.2004	23.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375060105103	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5103 of 23.01.2004	23.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175230100293	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472) 429500, settlement Kugesi, Sovetskaya str., 23	№ 04 of 26.01.2004	26.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175150100182	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi Posad town, Lazo str., 63	№ 40702/182 of 26.01.2004	27.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475140000167	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 40702810475140000167 26.01.2004	26.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775190100157	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 2 of 26.01.2004	26.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675180000202	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437) 429900, Tsivilsk town, Nikolaev str., 26	№ 40702810675180000202 27.01.2004	27.01.2004
olgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock mpany), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675130100181	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town,	№ 40702/181 of 27.01 2004	27.01.2004

						Lobachevskyi str., 26a		
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275030000134	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/134 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475160000147	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 84 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102800	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102800 of 29.01.2004.	29.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775170100423	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200423 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375070100392	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508) 429800, Alatyr town, Lenin str., 25	№ 392 of 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170120087	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikov, Sovetskaya str., 11	№ 4070220087 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775110100412	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/0100412 of 28.01.2004.	28.01.2004

Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275200000113	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438) 429040, village Krasnye Chetai, Novaya str., 12	№ 40702810275200000113 27.01.2004	27.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104117	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. offcie № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204117 of 26.01.2004	26.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102796	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102796 of 28.01.2004.	28.01.2004
Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102801	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102801 of 30.01.2004	30.01.2004

pendix to item 3.2.4. **The issuer's suppliers which share is 10 and more percent of all supplies of inventory with indication of their share in al volume of supplies.**

Notes:

1. The data are provided for all kinds of purchased products.
2. The suppliers providing over 10% of products of the total volume of supplies are indicated in columns 1-3.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies, %
			Region	Products suppliers name	Products suppliers address		
A	Б	Д	1	2	3	5	6
2003 12 onths	**Switching equipment**	**Thousand rubles**	**Central**	**LLC "Siemens"**	**Moscow**	**402 669**	**16**

In the supplies to the issuer the import makes 42 % of total volume of purchased equipment.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies, %
			Region	Products suppliers name	Products suppliers address		
A	Б	Д	1	2	3	5	6
2004 3 nonths	**Switching equipment**	**Thousand rubles**	**North-West**	**CJSC "RusTelCom"**	**St.Petersburg**	46288	11
	Switching equipment	**Thousand rubles**	**Europe**	**"Alcatel", CJSC "Alcatel"**	**Germany**	45090	10,7

The share of import makes 18% of the total volume of equipment purchases.

pendix to item 3.2.10. **The issuer's joint activity.**

Affiliated company name	Contribution to Charter capital, thousand rubles	Equity stake in the Charter capital, %	Purpose of contribution	Dividends, thousand rubles				
				1999	2000	2001	2002	2003
.C "Vyatka page"	18,2	91,0	Receiving of profit	-	-	-	-	-
SC "Digital telecommunications"	6,5	81,25	Receiving of profit	255,0	101,0	116,3	401,6	
SC "Pulse-Radio Yoshkar-Ola"	183,0	61,0	Receiving of profit	-	-	-	-	-
SC "Cellular communication of ordoviya"	30,0	60,0	Receiving of profit	-	-	-	-	-
.C Private Security Company OS"	60,0	60,0	Establishment of Private Security Company for communication objects on the territory of Penza city; receiving of profit	-	-	-	-	-
.C "Vyatskaya cellular mmunication"	40,8	51,0	Receiving of profit	-	-	-	-	479,4
.C "Radio Resonance"	4,28	51,0	Receiving of profit	-	-	-	-	-
SC "Orenburg GSM"	102,0	51,0	Receiving of profit	-	-	-	-	-
SC "Ulyanovsk-GSM"	51,0	51,0	Receiving of profit	-	307,0	2906,6	4628,8	6298,9

,C "Izhcom"	313,5	51,0	Receiving of profit	77,7	38,4	265,6	251,2	204,4
SC "TATINCOM-T" ☒	170941,85	50% + 1 o. a.	Receiving of profit	-	-	-	-	-
SC "Public telephone Saratov"	50,01	50% + 1п.a.	Receiving of profit	-	-	-	470,0	0,9

☒ - since 19.12.2003 OJSC "VolgaTelecom" owns 100% of CJSC "Digital telecommunications" Charter capital
☒ - CJSC "Public telephone Saratov" 1998-1999 – preparation of the equipment for installation; the operation started since 01.07.2000.
☒ - the equity stake in OJSC "TATINCOM-T" was acquired on 14.10.2003.

endix to item 3.2.13. **Additional requirements to the issuers, the core activity of which is to provide communication services.**

rritory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
ratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
lashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
ratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
ratov city	№ 1029224 of 26.08.2003	to 25.11.2005	330MHz
rov city BS-1 ttlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
rov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
rov city	№ 1022733 of 30.04.2003		159-161MHz
mara city BS-1,2,3,4,5,6,7, okhvistnevo town BS- 8, yzran town BS- 9, higulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
mara city BS-1,2,3,4, ettlement Bereza BS-5, yzran town BS-6,7 ovokuibyshevsk town BS-8, oliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
ransk town BS-1,2	№ 14-06-21/792 of 09.01.2003г	08.12.2007	330MHz
amenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
enza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
stovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
zerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz

ıny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
;ach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
amas town BS-1	№ 14-06-2002r of 31.12.2002	02.12.2007	330MHz
ıhkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
ıhkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
zhsk town zmodemiyansk town, settlement kshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
nara oblast zran town, BS-11 nara city, BS-1,3,4 liyatti town, BS-8,9,10 radnyi town, BS-16 vokuibyshevsk town, BS-18 khvistnevo town, BS-21 ttlement Bereza, BS-7 asnyi Yar town, BS-38 zenchuk town, BS-20 rgievsk town, BS-22 ftegorsk town, BS-23 ttlement Shigony, BS-24 ttlement Bolshaya Glushitsa, BS-25 llage Khvorostiyanka, BS-32 apaevsk town, BS-17 nel town, BS-19 ttlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	to 01.02.2006	453-457,5MHz/ 463-467,5MHz

e Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
ıe Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
ıe Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
mitrovgrad town, BS1 ttlement Veshkaima BS2 lyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
ttlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz
ıransk town BS-1 ttlement Atyurievo BS-2 uzaevka town BS-3 ıransk town BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
renburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
lexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
idyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
sekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
ndreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
lexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
ksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
bdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
lagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
orodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
uzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
uguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
alandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL

uzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
inskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
uluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
elyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
ilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
khnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
dvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
ızovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
naleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
asimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
orgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
ıchevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
brinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
iitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
ielyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
movka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
k	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
novka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
echnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
padnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
enyi dol	№ 03-01865 of 09.10.2003	01.08.2005	6TV CHANNEL
gorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
onnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
irnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
missarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
ptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
nzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
skul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL

arkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
zyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
zlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
asnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
ılagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.203	01.08.2005	9TV CHANNEL 12TV CHANNEL
›vylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
ımennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
ıtluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
ıvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
usem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
urtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
ulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
ınevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
ıybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
lordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
likhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
lustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
liroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
lalaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
latveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
lustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
lezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
lochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
lartynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL

zarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
vobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
vosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
voselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
vokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
ikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
vouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
sterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
voyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
vospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
sterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
zhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
vovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
vonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
voiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
vomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
evezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
evezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
vomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
vonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
zhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
kolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
evolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
usskyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
usskyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
usskaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
yabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL

nee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
kino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
avka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
nashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
arkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
dkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
tlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
horechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
etskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
roe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
panovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
romukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
royashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
denoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
pnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
novka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
erdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
fievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
tayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
ernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
enburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
sk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
adnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
ilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
ansk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
itskoe	№ 03-06725 of 12.11.2003	01.08.2005	8TV CHANNEL

	№ 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003		3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
lkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
bolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
mashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
dlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
lyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
shkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
trovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
libino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
rvoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
eobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
ivolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
idolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
beda	№ 03-04980 of 20.10.2003 № 03-04979 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
vlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
rvomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
onkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
tayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
eevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
ttlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
penka	№ 03-06722 of 12.11.2003	01.08.2005	8TV CHANNEL

	№ 03-06690 of 05.11.2003		4TV CHANNEL
ıortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
dorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
ıistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
irokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
estakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
ergetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
ısnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
ıfarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
ıgodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
ıman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
ısnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
ıkovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
ıshkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
ıliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
zran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
ttlement Voskresenskoe ttlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
achevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
ızaevka town			67,46
atskie polyany town		29.10.1999	67,91
vietsk town		12.01.2001	67,07
ıvas town		05.07.2001	67,67
ıi town		16.11.99	67,91

ttlement Nyr		04.12.2001	70,55
nchursk town		16.11.99	73,28
nel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
zran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
kly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
atskie polyany town		08.09.2000	66,35
zran town vorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
rochinsk town	№ 1028143 of 25.09.2003	to 20.03.2004	102MHz
zuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
guruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
rvomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
ary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
vosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
tayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz, 5310KHz, 7555KHz, 7605KHz, 10475KHz
datov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
zamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
lakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
gorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
lshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
lshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
turlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
d	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
rnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
cha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
luga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
znesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz

rotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
skresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
ksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
gino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
rodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
veevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
nstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
asnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
ayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
covo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
lebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
koayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
skovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
vashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
zhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
vlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
rvomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
revoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
na	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
chinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
potki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
nenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
gach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
chenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
kolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
snovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
asskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
nkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
akhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
atki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
aranga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
kalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
en	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz

razovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
onshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
ettlement Pinyug – settlement odosinovets Microwave Radio (MWR)-93	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
ettlement Pinyug – settlement odosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
illage Rozhki – settlement Plotbishche WR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
ovietsk town – settlement Kolyanur WR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
ettlement Orichi – settlement Adyshevo WR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
irov city – settlement Poroshino WR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
ettlement Arbazh – settlement Tuzha WR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
almyzh town – settlement Kilmez WR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
ettlement Bogorodskoe – settlement ni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
ettlement Darovskyi – settlement ondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
irs town – settlement Rudnichnyi WR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
ettlement Rudnichnyi – settlement bino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
aransk town – settlement Sanchursk WR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
ettlement Podosinovets – Luza town WR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
irov city – settlement Raduzhnyi WR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz

ov city – settlement Malaya obotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
lage Stulovo – settlement Oktyabrskyi VR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
tlement Ivashevo – settlement ristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
TX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
vovyatsk – settlement Sidorovka utninsk – settlement Vostochnyi VR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
ov – Chepetsk – settlement Chuvashi VR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
tlement Klyuchi – settlement rakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
utninsk town – settlement Peskovka VR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
bodskoi town – settlement estakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
ov city – settlement Zonikha VR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
tlement Klyuchi – settlement Uni VR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
lement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
lement Nagorsk – settlement egorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
ulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
myzh – settlement Sludka –Vyatskie vany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
lement Podosinovets – Luza town R-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
lement Oparino – settlement omitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
ha – Bezdenezhie – Mikhailovskoe	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz

WR-1/0069			
pulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
yug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
rs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
estakovo – Nagorsk MWR-1841			
miyanov – Podosinovets –Yakhrenga WR-1754a			
shchal – Suvody MWR-1749			
almyzh – Kaksinvai MWR-1751			
rov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
ransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
ttlement Khvalynsk – settlement ikhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
olsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
ratov MTS-ATX-2 Engels WR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
lakovo ATX-3-ATX-4, ATX-4-ATX- WR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
miyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
lakovo – Mayanga lakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
lashov – Svyatoslavka – Nikolaevka WR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
noilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
exandrov Gai – Priuzenskyi VR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
noilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
krous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
atov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz

nara – settlement Lopatino VR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
iyatti town – village Yagodnoe VR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
iyatti town – settlement Povolzhskyi VR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
iyatti town – Zhigulevsk town MWR- '2	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
iyatti town ATX-48 – village ryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
iyatti town ATX-48 – settlement yukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
ran town Regional Communication partment MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
nara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
nara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
nara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
iyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
nara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
age Bolshaya Glushitsa RCD-RTS 'R-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
nara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
ernoe town – village Russkyi Kandyz 'R-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
uluk – Proskurino, Buzuluk – ubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
town – settlement Novoorsk R-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
uruslan town – village Asekeevo	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz

WR-4774			
uzuluk town – village Tashla WR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
illage Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
ai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
ovoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
ai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
rmanovo – Pervomaiskyi – evolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
ek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
ettlement Saraktash – settlement yulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
asnyi town – settlement Svetlyi WR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
kbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
lyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
CD-ATX-4 Buguruslan town WR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
ai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
elyaevka – Karagach – Mezhdurechie WR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
uzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
renburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
ol-Iletsk town – settlement Tamar-tkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
illage Totskoe – village Totskoe-2 WR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
illage Tashla – village Rannee WR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
renburg – settlement Pavlovka	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz

ʌR-1383			
ɜnburg – settlement Ivanovka ʌR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
ɜnburg city – state farm “Sakmarskyi” ʌR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
tlement Pervomaiskyi – settlement ikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
ɜnburg – settlement Podgornaya krovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
votroitsk town – state farm Progress ʌR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
votroitsk town – state farm Progress ʌR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
tlement Aidyrlya – village Kvarkeno ʌR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
settlements MWR-3307 tlement Igra – village Russkaya Loza illage Kuliga – village Stepanenko – lage Abrosyata – Sarapul town – lage Shadrino – village Kigbaevo – .	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
tlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
llage Vavozh – village Volkovo ʌR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
ıevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
tlement Polom, ATX – settlement Kez ettlement Kabalud, ATX			10-11GHz
asnogorskoe – Kokman MWR-3729			10-11GHz
ʌR-3753 ıevsk ATX-26- Izhevsk; ıevsk ATX-26 – settlement Dorozhnyi			1,4GHz

illage Yakshur-Bodiya – village hernushka – Votkinsk ATX-27 – otkinskyi machine factory hevsk - Volozhka hevsk etween AMTX-ATX-71,36,22,- Pazely			10-11GHz 10-11GHz 10-11GHz
ozmodemiyansk town – settlement urino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
ettlement Krasnyi Most – settlement ilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
oshkar-Ola town – Sheklyanur – r.Most – Ershovo – Kozmodiyansk IWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
venigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
ozmodemiyansk town – settlement zerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
adrin town – village Chebakovo WR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
anash town – village Ukhmany WR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
anash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
adrin town – settlement Sovkhoznyi WR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
anash town – village Shikhazany WR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
atyr town – settlement Kirya; Alatyr wn – settlement Pervomaiskyi – village ovyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz

umerlya town – settlement Russkie gashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
ttlement Ibrisi – settlement Novoe urashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
atyr town – settlement Anyutino WR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
eboksary town – settlement Sosnovka WR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
drin town – village Chebakovo WR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
atyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
atyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
ozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
nash – Yamashevo MWR-1135			10-11GHz
risi - Buguyany			10-11GHz
risi - Berezovka			10-11GHz
atyr – Atrar MWR-3062			10-11GHz
ttlement Maina – r/w station Vyry WR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
erzhinsk town – Volodarsk town WR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
erzhinsk town – village Gorbatovka WR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
tlement Vacha – settlement snovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
lodarsk town – settlement Iliinogorsk ettlement Novosmolinskyi – tlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
lebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
snovskoe – Elizarovo	№ 1018907 of 02.06.2003	28.05.2008	10-11GHz
snovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz

zamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
zamas – Abramovo – Vasiliev Vrag – styn – Lomovka – Kirillovka – zakovo – Morozovka – Novyi Usad – manovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
d – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
veevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
ukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
zamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
styn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
ramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
zamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
zamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
zamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
rillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
ukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
zamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
zamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
zamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
r – Linda r - Ostankino WR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
r – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
r – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
lakhna - lakhna - Rylovo lakhna – Maloe Kozino akhna - Lukino akhna – Shalimovo - Konevo	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz

akhna - Sovkhoznyi .akhna - Gidrotorf lakhna – B. Kozino VR-1633			
lakhna - Sovkhoznyi WR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
lakhna - Gidrotorf WR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
lakhna - Pravdinsk WR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
lakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
lakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
orodets – boarding house Burevestnik WR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
orodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
orodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	to 03.06.2008	10-11GHz
avolzhie - Khakhaly	№ 04-000134 of 09.03.2004	to 01.03.2014	10-11GHz
orodets – Voronino	№ 1020535 of 22.09.2003	to 09.09.2008	10-11GHz
or town – settlement heleznodorozhnyi	№ 1018954 of 08.10.2003	to 24.09.2008	10-11GHz
ettlement Sokolskoe – village ushkarevo	№ 1023657 of 09.10.2003	to 24.09.2008	10-11GHz
orodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
emenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
hkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
oskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
orodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
overnino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
arnavino – Severnyi	№ 52_4871 of 13.10.2003	to 13.10.2006	60-74MHz

akhuniya – village Vakhtan WR-0840	№ 1025155 of 21.06.2003	to 10.06.2008	7-8GHz
ılshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	to 29.07.2008	10-11GHz
ıakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	to 10.06.2008	7-8GHz
ıakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
ırnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
ırnavino – Krasnie Baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
ren – Semenovo MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
ren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
ıakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
ıakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
haranga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
katy – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
hakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
ırasnie Baki – Voskresenskoe IWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Iren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
Iizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	to 09.09.2008	7-8GHz
Iizhny Novgorod – Dzerzhinsk IWR-0557	№ 1027554 of 22.09.2003	to 09.09.2008	7-8GHz
Iizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	to 09.09.2008	7-8GHz
Iizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	to 09.09.2008	10-11GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 6.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka IWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
echenovo town – Talyzino	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz

∨R-4331			
henovo town – village Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
ızovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
ovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
gach – Sergachskyi zhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
skovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
turlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
kaldy – Kamenishchy WR-4046	№ 1024982	10.06.2008	10-11GHz
kino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
khailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
ntaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
guruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
zulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
yanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
yanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
rov roshino nino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
rov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
ransk town, ttlement Atyashevo, ttlement Kremlya, ttlement Turgenevo, ttlement Potjma, llage Dubenki,	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz

illage Tengushevo, illage Lukhovka illage Zykovo			
uzaevka town ovylkino town engushevo town ubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
renburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
renburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
zhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
lazov town Aozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk zhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz

zhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
aranga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
nkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
gorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
ttlement Varnavino – settlement oskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
etluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – village yakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – settlement azener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – settlement uzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
ren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
ren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
ren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
ettlement Varnavino – settlement irnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
ren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
ren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
ren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
razovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
abotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
stovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
erkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
naranga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
erkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
onevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
erbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
ilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
oznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343

ıznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
ıznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
:ksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
met – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
ukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
chenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
'skovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
:chenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
:chenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
:chenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
:rgach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
:rgach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
:rgach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
ılgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
algany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
ergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
uzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
trizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
vecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
katerina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
ikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
ovaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
hernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
ulebaki and settlements of Kulebaki's istrict	№ 52-6169 of 30.12.2003	30.12.2006	307;343
habury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
agorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
alsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
alsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
azarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
histopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
iknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
iknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343

ɔarino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
ɔarino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
ıevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
ıevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
ilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
parino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
ekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
ekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
ervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
tmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
ervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
arnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
erkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
onkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
algany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
oshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
oshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
ettlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
illage Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
illage Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
illage Nezhnur – settlement ezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
illage Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
illage Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
illage Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
illage Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
illage Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
ettlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
illage Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343

llage Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
llage Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
llage Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
llage Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
ttlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
ttlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
ttlement Yoshkar-Ola – settlement snoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
ttlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
llage Semisola – village Petrovskoe	№ 12-1058 of 1.09.2003	01.09.2006	307;343
ttlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
llage Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
ttlement Kemliaya of the Republic of ordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
olinsk town of Kirov's oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

Appendix to item 3.2.9 **Data on the issuer's licenses.**

№№	LICENSE NAME	LICENSE NUMBER ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio	№ 11917 of 31.10.2002	License of RF Ministry on

	call over FM VHF	(to 08.04.2004);	communication and informatization
12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006) the Republic of Mordoviya; № 20830 of 31.10.2002 (to 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (to 09.03.2005) the Republic of Chuvashiya; № 14461 of 31.10.2002 (to 09.03.2005) the Republic of Maryi El; № 25379 of 31.10.2002 (to 14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (to 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (to 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (to 31.12.2006) Kirov oblast.	License of RF Ministry on communication and informatization
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (to 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (to 19.05.2005) the Republic of Mordoviya; № 12282 of 31.10.2002 (to 24.06.2004) Kirov oblast; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast.	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005) Samara oblast; № 23264 of 31.10.2002 (to 20.05.2007) the Republic of Mordoviya; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (to 24.06.2004)	License of RF Ministry on communication and informatization

		Kirov oblast; № 25357 of 14.03.2003 (to 14.03.2006.) Samara oblast.	
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006)	License of RF Ministry on communication and informatization
17.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic;
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	RF state committee on construction and housing and municipal complex;
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
	The right of use of subsurface resources	ИЖВ № 00700	Ministry of natural resources and environment
20.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
21.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone

	control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-1:5000 scale		
22.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
23.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
24.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
25.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/TO-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic, Department of education of Kirov's oblast
26.	Transportation of passengers by automobile transport	№ ACC 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
27.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
28.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003	Territorial departments of Federal Security Service

		№ 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 Л3/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	
29	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media
	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (to 13.08.2008);	
	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (to 03.07.2005);	
	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (to 24.09.2008);	
	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (to 04.07.2008);	
	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003 (to 12.11.2006)	
	Mass medium "Atlas"	Series TB № 7465 of 08.07.2003 (to 07.09.2005);	
	Mass medium "Retro-Aliyans"	Series PB № 7363 of 09.06.2003 (to 16.02.2006);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8024 of 09.01.2004 (to 05.07.2004);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8177 of 04.03.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8176 of 04.03.2004 (to 04.03.2009);	

	Mass medium “Radio on “VolgaTelecom” wave”	Series PB № 8175 of 04.03.2004 (to 04.03.2009);	
	Mass medium “MIR”	Series PB № 7219 of 24.04.2003 (to 25.01.2006);	
	Mass medium “Radio “Russian lad”	Series PB № 7980 of 18.12.2003 (to 18.12.2008);	

APPROVED

By OJSC "VolgaTelecom" Board of directors

March 11, 2004

The Code of Corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping

and safety of the register data, the registrar acting on the basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,
- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general

meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and

the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the management organization of the Company;
- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);

- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;

- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;

- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);

- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the

Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;
- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;

- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares, is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is effected in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. The settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In the case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Closing provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

Appendix to item 7.1 **The issuer's annual accounting statement.**

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	**0710001**
As of	**December 31, 2003**	Date (year, month, day)	
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**Open Joint Stock Company**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Address: **603000, Nizhny Novgorod city, M.Gorky sq., Post House**

Date of approval	
Date of dispatch (receipt)	

ASSETS	Notes	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
I. NON-CIRCULATING ASSETS				
Intangible assets		**110**	60	56
Fixed assets	5.1	**120**	12 410 903	14 979 153
Capital investments	5.2	**130**	754 536	1 040 822
Income-bearing investments into material valuables		**135**	104	104
Long-term financial investments	5.3	**140**	72 316	1 175 065
Including:				
Investments into affiliated companies		141	2 138	1 129 683
Investments into dependent companies		142	33 180	22 164
Investments into other organizations		143	20 382	18 359
Other long-term financial investments		144	16 616	4 859

Deferred tax assets	5.4	**145**	1 937	3 767
Other non-circulating assets	5.5	**150**	130 699	791 587
Total for section I		**190**	13 370 555	17 990 554

ASSETS	**Notes**	**Line code**	**As of the beginning of the report period**	**As of the end of the report period**
1	**1a**	**2**	**3**	**4**
II.CURRENT ASSETS Inventory		**210**	431 404	517 854
Including: raw materials, materials and other similar values	5.6	211	339 006	371 226
WIP expenses (distribution costs)		213	1 456	1 913
Finished products and goods for resale		214	52 434	40 567
Goods shipped		215	187	226
Deferred expenses		216	38 317	103 918
Other inventory and expenses		217	4	4
VAT on acquired values		220	569 731	734 881
Accounts receivable (payments are expected in over 12 months after the report date)		**230**	27 343	39 835
Including: Buyers and customers	5.7	231		4 346
Advances made		232	5 662	10 862
Other debtors		233	21 681	24 627
Accounts receivable (payments are expected within 12 months after the report date)		**240**	1 076 637	1 600 460
Including: Buyers and customers	5.8	241	818 615	1 345 008
Advances made		242	116 592	116 471
Other debtors	5.9	243	141 430	138 981

Money funds		**260**	145 197	234 242
Other current assets		**270**	366	483
Total for section II		**290**	2 263 911	3 138 837
BALANCE (sum of lines 190+290)		**300**	**15 634 466**	**21 129 391**

LIABILITIES	Notes	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
III. CAPITAL AND RESERVES Charter capital	5.10	410	1 639 765	1 639 765
Additional capital		420	4 139 098	4 088 227
Reserve capital		430	72 832	81 988
Own shares redeemed from stockholders	5.11	440		
Undistributed profit (uncovered loss0 of past years		460	5 418 154	5 134 850
Undistributed profit (uncovered loss) of the report year		470	X	2 009 438
Total for section III		**490**	11 269 849	12 954 268
IV. LONG-TERM LIABILITIES Credits and loans	5.14	**510**	369 118	2 107 680
Including: Credits		511	222 263	1 012 450
Loans		512	146 855	1 095 230
Deferred tax liabilities	5.15	515	235 955	386 185
Other long-term liabilities	5.16	520	468 509	900 408
Total for section IV		**590**	1 073 582	3 394 273
V. SHORT-TERM LIABILITIES Credits and loans	5.14	**610**	945 004	1 448 246
Including: Credits		611	776 664	806 296
Loans		612	168 340	641 950
Accounts payable,		**620**	2 079 874	3 102 458
Including: Suppliers and contractors	5.17	621	1 019 617	1 595 731
Advance received	5.17	622	293 303	339 042
Backlog to the Company's personnel		623	110 729	164 485

Backlog to government extra-budgetary funds		624	45 486	79 192
Taxes and dues payable	5.17	625	297 463	263 582
Other creditors	5.17	626	313 276	660 426
Backlog to participants (founders) as regards income payment		630	56 671	20 974
Deferred revenue	5.18	640	209 486	209 172
Reserves of costs to be incurred		650	X	X
Other short-term liabilities		660	X	X
Total for section V		**690**	3 291 035	4 780 850
BALANCE (sum of lines 490+590+690)		**700**	**15 634 466**	**21 129 391**

Reference to available values represented at off balance sheet accounts

Item description	Notes	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4
Rented fixed assets		900	171 776	326 203
Including under leasing		901	160 395	202 413
Inventory items accepted for safe custody		902	989	14 110
Goods accepted for commission		903	800	818
Receivables written-off as a loss of insolvent debtors		904	177 340	190 238
Received guarantees of liabilities and payments		905		4 642
Issued guarantees of liabilities and payments		906	1 903 425	4 526 462
Housing fund amortization		907	37 436	29 568
Depreciation of land development facilities and similar objects		908	1 733	2 074
Communication services payment means		909	10 159	47 005

Reference on net assets cost

Item description	Notes	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	3	4

Net assets		1000	11 479 335	13 163 440

PROFIT AND LOSS STATEMENT

From January 1 to December 31, 2003

			CODES
		Form № 02 by OKUD	**0710002**
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form	**Open Joint Stock Company**	by OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Item description	Notes	Line code	For the report period	For similar period of the previous year
1	**1a**	**2**	**3**	**4**
I. **Income and expenses of ordinary activities**				
Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)	6.1	010	14 677 305	10 967 595
Communication services sales including		011	14 242 307	10 587 627
Prime cost of sold goods, products, works and services	6.2	020	(10 471 151)	(7 796 630)
Including: communication services		021	(10 119 415)	(7 449 909)
Sales profit (loss) (lines 010 -020)		**050**	4 206 154	3 170 965
II. OPERATING EARNINGS AND EXPENSES				
Interest receivable		060	11 644	2 778
Interest due		070	(283 719)	(126 059)
Earnings of participation in other organizations		080	30 910	13 470
Other operating earnings	6.3	090	288 022	163 794
Other operating expenses	6.3	100	(761 413)	(729 389)

III. NON-SALE INCOME AND EXPENSES				
Non-sale income	6.4	120	244 657	215 421
Non-sale expenses	6.4	130	(869 117)	(741 362)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		**140**	2 867 138	1 969 618
VAT expenses (lines -151+152-153) including:	6.6	**150**	(858 481)	(728 403)
Deferred tax liabilities		151	(150 230)	(230 440)
Deferred tax assets		152	1 830	(203)
Current income tax		153	(710 081)	(497 760)
Profit (loss) of ordinary activities (lines 140-150)		**160**	2 008 657	1 241 215
IV. EXTRAORDINARY INCOME AND EXPENSES				
Extraordinary income	6.5	170	1 015	150
Extraordinary expenses	6.5	180	(234)	(58)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	6.7	**190**	2 009 438	1 241 307
FOR REFERENCE				
Income tax contingent expenses (gain)		201	(688 113)	(472 708)
Recurrent tax liabilities		202	(248 241)	(287 636)
Recurrent tax assets		203	77 873	31 942

Item description	**Notes**	**Line code**	**For the report period**	**For similar period of the previous year**
1	**1a**	**2**	**3**	**4**
Basic earnings (loss) per share	6.8	301	0,007353	0,004542
Diluted earnings (loss) per share		302		

*** It is filled in annual accounting statement**

Breakdown of separate profits and losses

Item description	**Notes**	**Line code**	**For the report period**		**For similar period of the previous year**	
			profit	**loss**	**profit**	**loss**
1	**1a**	**2**	**3**	**4**	**5**	**6**

Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting		401	21 446	(11 107)	18 866	(6 413)
Profit (loss) of past years		402	37 498	(97 141)	8 600	(14 639)
Indemnification of damage, caused by default or inadequate execution of obligations		403	48 910	(2 615)	47 376	(1 280)
Exchange rate differences in operations with foreign currency		404	49 631	(79 426)	15 278	(86 038)
Deductions to assessed reserves		405	X	(315 530)	X	(388 347)
Write-off of accounts receivable and payable		406	1 617	(5 818)	4 284	(14 860)

CAPITAL CHANGES STATEMENT

From January 1 to December 31, 2003

			CODES
		Form № 03 by OKUD	**0710003**
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form	**OJSC**	By OKOPF/ OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Item description	Notes	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2001		100	583 388	951 268	58 798	974 248	2 567 702
Year 2002							
Changes in accounting policy		101	X	X	X	-	-

Result of fixed assets objects revaluation	102	X	-	X	-	-
Other	103	X	-	X	-	-
Balance as of January 1, 2002	**104**	583 388	951 268	58 798	974 248	2 567 702
Change of capital items:	**200**		(566)	14 034	1 402 488	1 415 956
Result of foreign currency translation	201	X	-	X	X	-
Net profit (loss) of the report year	202	X	X	X	1 471 951	1 471 951
Dividends	203	X	X	X	(55 995)	(55 995)
Deductions to reserve funds	204	X	X	14 034	(14 034)	-
Additional issue of shares at the cost of own resources	205	-	-	X	-	-
Increase of face value of shares	206	-	-	X	-	-
Capital change at the fixed assets retirement	207	X	(566)	X	566	-
Other	208	-	-	-	-	-
Growth of capital value at the cost of:	**210**	1 056 450	3 188 396	-	3 275 436	7 520 282
Additional issue of shares at the cost of stockholders stake	211	-	-	X	X	-
Reorganization of legal entity	212	1 056 450	3 188 396	-	3 275 436	7 520 282
Other	213	-	-	-	-	-
Reduction of capital value at the cost of:	**220**	(73)	-	-	-	(73)
Reduction of shares quantity	221	(73)	X	X	-	(73)
Reduction of face value of shares	222		X	X	X	-
Reorganization of legal entity	223	-	-	-	-	-
Other	224	-	-	-	-	-
Balance as of December 31, 2002	**300**	1 639 765	4 139 098	72 832	5 652 172	11 503 867
Year 2003						
Changes in accounting policy	301	X	X	X	(234 018)	(234 018)
Result of fixed assets objects revaluation	302	X	-	X	-	-
Other	303	X	-	X	-	-
Balance as of January 1, 2003	**304**	1 639 765	4 139 098	72 832	5 418 154	11 269 849
Change of capital items:	**400**	-	(46 179)	9 156	1 725 466	1 688 443
Result of foreign currency translation	401	X	-	X	X	-
Net profit (loss) of the report year	402	X	X	X	2 009 438	2 009 438

Deductions to reserve funds		404	X	X	9 156	(9 156)	
Additional issue of shares at the cost of own resources		405	-	-	X	-	-
Increase of face value of shares		406	-	-	X	-	-
Change of capital at fixed assets objects retirement		407	X	(46 179)	X	46 179	-
Other		408					
Growth of capital value at the cost of:		**410**				1 208	1 208
Additional issue of shares at the cost of stockholders stake		411			X	X	
Reorganization of legal entity		412					
Other		413				1 208	1 208
Reduction of capital value at the cost of:		**420**		(4 692)		(540)	(5 232)
Reduction of shares quantity		421		X	X		
Reduction of face value of shares		422		X	X	X	
Reorganization of legal entity		423					
Other		424		(4 692)		(540)	(5 232)
Balance as of December 31, 2003		**500**	1 639 765	4 088 227	81 988	7 144 288	12 954 268

Description	Notes	Line code	Balance as of the year beginning	Received	Used/ Restored	Balance as of the year end
1	1a	2	3	4	5	6
Reserves formed in accordance with legislation:						
Reserve fund						
Data of 2002		601	58 798	14 034		72 832
Data of 2003		602	72 832	9 156		81 988
Reserves formed in accordance with constituent documents:						
Fund of the Company's employees corporization						
Data of 2002		603				
Data of 2003		604				
Assessed reserves:						
Reserves for doubtful debts						
Data of 2002		605	-	388 347	(122 314)	266 033
Data of 2003		606	266 033	315 008	(118 166)	462 875
Reserves for depreciation of financial investments						
Data of 2002		607				
Data of 2003		608		522		522
Reserve for reduction of value of tangibles						
Data of 2002		609				
Data of 2003		610				

Reserves for the expenses to be incurred: Reserves for contingent liabilities Data of 2002		611				
Data of 2003		612				

		CODES
CASH FLOW STATEMENT	Form № 04 by OKUD	**0710004**
From January 1 to December 31, 2003		
Organization **OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number **5260901817**	TIN	**5260901817**
Activity type **communication**	By OKVED	**64.20**
Organizational-legal form **OJSC**	By OKOPF/ OKFS	**47 / 16**
Measure unit: **Thousand rubles**	By OKEI	**384**

Item description	**Notes**	**Line code**	**For the report year**
1	**1a**	**2**	**3**
CASH BALANCE AS OF THE REPORT YEAR BEGINNING		**010**	145 197
CURRENT ACTIVITY **Cash received from current activity**		**020**	18 669 209
Funds received from buyers and customers		021	16 112 542
Other income		022	2 556 667
Money funds allocated for:		**030**	(16 251 184)
Payment of acquired goods, works, services, raw materials and other currents assets		031	(5 707 866)
Labor remuneration		032	(3 260 401)
Payment of interest		033	(179 592)
Taxes and dues settlements		034	(4 280 620)
Other expenses		035	(2 822 705)
Net cash of current activity		**040**	2 418 025
INVESTMENT ACTIVITY **Cash received from investment activity**		**050**	81 700

Cash received from the sale of fixed assets objects and other non-current assets		051	27 057
Cash received from repayment and sale of securities, from sale of shares, equity stakes and other financial investments		052	20 200
Dividends and income of share participation received		053	29 881
Interest received		054	1 462
Revenue received from repayment of loans, granted to other organizations		055	105
Other income of investment activity		056	2 995
Money funds allocated for:		**060**	(3 929 262)
Acquisition and creation of fixed assets objects and other non-current assets		061	(2 927 032)
Acquisition of stocks, shares, equity stakes		062	(902 016)
Acquisition of debt securities and other financial investments		063	(89 855)
Granting loans to other organizations		064	(5 925)
Other expenses of investment activity		065	(4 434)
Net cash of investment activity		**070**	(3 847 562)
FINANCIAL ACTIVITY **Cash received from financial activity**		**080**	3 763 374
Loans and credits received		081	3 696 737
Other income of financial activity		082	66 637
Money funds allocated for:		**090**	(2 244 792)
Loans and credits repayment (ex interest)		091	(1 543 077)
Liquidation of obligations of financial lease		092	(375 350)
Dividends payment		093	(326 334)
Other expenses of financial activity		094	(31)
Net cash of financial activity		**100**	1 518 582
Net increase (reduction) of money funds		**110**	89 045
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	234 242
Degree of influence of changes of foreign currency/ruble rate		130	

ANNEX TO ACCOUNTING BALANCE-SHEET

From January 1 to December 31, 2003

			CODES
		Form № 05 by OKUD	0710005
Organization	**OJSC "VolgaTelecom"**	By OKPO	01142788
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**communication**	By OKVED	64.20
Organizational-legal form	**OJSC**	By OKOPF/ OKFS	47 / 16
Measure unit:	**Thousand rubles**	By OKEI	384

1. Intangible assets

Item description	Notes	Line code	As of the report year beginning	Received	Retired	As of the report year end
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights on results of intellectual property)		**101**	114	57	(36)	135
including: patent holder's rights on invention, industrial model, useful model		102	-	-	-	-
possessor's rights on computer utility programs, databases		103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of goods		104	8	57	(36)	29
Other		105	-	-	-	-
Miscellaneous		106	-	-	-	-
Total		**110**	114	57	(36)	135

Item description	Notes	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Amortization of intangible assets - total		**120**	54	79

including: *patent holder's rights on invention, industrial model, useful model*		121	-	-
possessor's rights on computer utility programs, databases		122	54	75
owner's rights on trademark and service mark, appellation of origin of goods		123	-	4
Other		124	-	-

2. Fixed assets

Item description	Notes	Line code	As of the report year beginning	Received	Retired	As of the report year end
1	1a	2	3	4	5	6
Buildings		201	2 992 087	181 667	(8 191)	3 165 563
Constructions and transfer mechanisms		202	7 304 315	1 373 916	(61 385)	8 616 846
Machinery and equipment		203	10 771 836	2 224 939	(257 335)	12 739 440
Transport		204	363 395	33 216	(8 659)	387 952
PCs and office appliances		205	471 402	255 283	(4 136)	722 549
Housing stock		206	84 526	18 204	(11 564)	91 166
Land plots and environmental management objects		207	2 702	10	-	2 712
Other kinds of fixed assets		208	350 157	172 869	(7 840)	515 186
Total		**210**	22 340 420	4 260 104	(359 110)	26 241 414

Item description	Notes	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Amortization of fixed assets - total		**220**	9 929 517	11 262 261
Including: *Buildings*		221	702 307	744 769
Constructions and transfer mechanisms		222	3 986 317	4 231 255
Machinery and equipment		223	4 592 589	5 409 482
Transport		224	230 548	256 532
PCs and office appliances		225	167 394	275 916

Item description	Notes	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Fixed assets objects leased from line 210 – total		**230**	118 479	236 750
Including: Buildings		231	35 794	147 923
Constructions and transfer mechanisms		232	43 234	41 790
Machinery and equipment		233	37 979	45 867
Transport		234	793	742
Other kinds of fixed assets		235	679	428
Fixed assets objects put in dead storage from line 210		240	3 632	22 532

FOR REFERENCE	Notes	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Result of fixed assets objects revaluation:		**250**	-	X
Of initial (replacement) cost		251	-	X
Of amortization		252	-	X
Fixed assets objects received for lease – total		**260**	171 776	326 203
Including: Buildings		261	4 087	107 354
Constructions and transfer mechanisms		262	6 661	31 258
Machinery and equipment		263	112 147	167 913
Transport		264	177	363
Other kinds of fixed assets		265	48 704	19 315
Property put into operation and being in the process of state registration		270	18 699	60 534

3.Income-bearing placements into tangibles

Item description	Notes	Line code	As of the report year beginning	Received	Retired	As of the report year end
1	1a	2	3	4	5	6

Property for granting to leasing		301	-	-	-	-
Property provided under the contract of hire		302	-	-	-	-
Other		303	104	-	-	104
Total		**310**	104	-	-	104

Item description	Notes	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Amortization of income-bearing placements into tangibles		311	-	-

4. Science research, R & D and technological works expenses

Description of the activity type	Notes	Line code	As of the report year beginning	Received	Written-off	As of the report year end
1	1a	2	3	4	5	6
Total		**400**	-	-	-	-

FOR REFERENCE	Notes	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
The amount of expenses for uncompleted science research, R & D and technological works		401	-	-

FOR REFERENCE	Notes	Line code	For the report period	For similar period of the previous year
1	1a	2	3	4
The amount of expenses classified as the expenses of ordinary activities		402	-	-
The amount of expenses for science research, R & D and technological works not resulted in positive effect and which are classified as non-sale expenses		403	-	-

5. Financial investments

Item description	Notes	Line code	Long-term		Short-term	
			As of the report year beginning	As of the report period end	As of the report year beginning	As of the report period end
1	1a	2	3	4	5	6
Contributions to the charter (reserve) capitals of other						

Including: Into affiliated and dependent companies		502	35 318	1 151 847	-	-
Government, municipal and outside organizations bonds		503	11 526	-	-	-
Bills of exchange		504	2 699	1 889	31	2 769
Loans granted		505	-	-	1 935	7 625
Deposits		506	-	-	-	-
Other		507	2 391	2 970	11 267	688
Total		**510**	72 316	1 175 065	13 233	11 082
Financial investments having fair market value out from the total amount: Contributions to charter (reserve) capital of other organizations - total		511	-	383	-	-
Including: Of affiliated and dependent companies		512	-	-	-	-
Government, municipal and outside organizations bonds		513	-	-	-	-
Bills of exchange		514	-	-	-	-
Other		515	-	-	-	-
Total		**520**	-	383	-	-
FOR REFERENCE The change of cost resulted from valuation adjustment for financial investments having fair market value		521	-	380	-	-

6. Ordinary activities expenses (element wise costs)

Item description	Notes	Line code	For the report year 2003	For the previous year 2002
1	1a	2	3	4
Material costs		601	(3 119 439)	(715 586)
Labor remuneration expenses		602	(3 419 608)	(2 517 733)
Deductions to social needs		603	(1 152 290)	(873 191)
Amortization		604	(1 533 958)	(1 013 639)
Other expenses		605	(1 245 856)	(2 676 481)
Element wise expenses total		**610**	(10 471 151)	(7 796 630)

Change of balances (increase [+], decrease [-]): of work in progress		621	457	305
Deferred expenses		622	65 601	6 127

7. Guarantees

Item description	Notes	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Guarantees received - total		**710**	-	4 642
Including: Banks' guaranties		711	-	-
Suretyship of third parties		712	-	440
Bills of exchange		713	-	-
Property in pledge		**714**	-	4 202
Out of it: fixed assets objects		715	-	4 202
Securities and other financial placements		716	-	-
Other property		717	-	-
Other		718	-	-
Guarantees issued - total		**720**	1 903 425	4 526 462
Including: Suretyship for third parties		721	318 672	1 237 455
Bills of exchange		722		438 345
Property in pledge		**723**	1 584 753	2 850 662
Out of it: Fixed assets objects		724	1 582 142	2 850 662
Securities and other financial placements		725	-	-
Other property		726	2 611	-
Other		727	-	-

8. Government aid

Item description	Notes	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Budgetary funds received in the report year - total		**810**	24 317	23 385

Including: Funds for financing capital outlays		811	8 100	5 394
Funds for financing recurrent expenses		812	16 217	17 991

Item description	Notes	Line code	As of the report year beginning	Received in the report period	Returned in the report period	As of the report period end
1	1a	2	3	4	5	6
Budgetary credits – total		**820**	-	15 956	-	15 956
Funds for financing capital outlays		821	-	15 956	-	15 956
Funds for financing recurrent expenses		822	-	-	-	-

Appendix to item 7.2 **The issuer's quarterly accounting statement for the last accomplished quarter.**

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	**0710001**
	As of April 1, 2004	Date (year, month, day)	
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**OJSC**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**
Address:	**603000, Nizhny Novgorod city, M.Gorky sq., Post House**		
		Date of approval	
		Date of dispatch (receipt)	

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	56	50
Fixed assets	120	14 982 787	14 883 085
Capital investments	130	1 037 188	1 267 121
Income-bearing placements into tangibles	135	104	1 600
Long-term financial investments	**140**	1 175 065	1 175 470
Including: Into affiliated companies	141	1 129 683	1 130 172
Investments into dependent companies	142	22 164	22 080
Investments into other organizations	143	18 359	18 359
Other long-term financial placements	144	4 859	4 859

Deferred tax assets	145	3 767	9 216
Other non-current assets	150	788 889	1 179 310
Total for section I	**190**	17 987 856	18 515 852

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
II. CURRENT ASSETS Inventory	**210**	520 552	609 550
Including: Raw materials, materials and other similar values	211	371 226	493 437
Work in progress expenses (distribution costs)	213	1 913	197
Finished commodity and goods for resale	214	40 567	26 832
Goods shipped	215	226	
Deferred expenses	216	106 616	89 080
Other inventory and expenses	217	4	4
VAT for acquired valuables	220	734 881	525 403
Accounts receivable (payments are expected in over 12 months after the report date)	**230**	39 835	35 312
Including: Buyers and customers	231	4 346	4 064
Advances paid out	232	10 862	7 562
Other debtors	233	24 627	23 686
Accounts receivable (payments are expected within 12 months after the report date)	**240**	1 600 460	1 985 759
Including: Buyers and customers	241	1 345 008	1 474 948
Advances paid out	242	116 471	323 740
Other debtors	243	138 981	187 071
Short-term financial placements	250	11 082	8 654

Monetary funds	260	234 242	317 212
Other current assets	270	483	847
Total for section II	**290**	3 141 535	3 482 737
BALANCE (sum of lines 190+290)	**300**	21 129 391	21 998 589

LIABILITIES	Line code	As of the report period beginning	As of the report period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 639 765	1 639 765
Additional capital	420	4 088 227	4 078 052
Reserve capital	430	81 988	81 988
Own shares redeemed from stockholders	440		
Undistributed profit (uncovered loss) of past years	460	7 144 288	7 150 763
Undistributed profit (uncovered loss) of the report year	470	X	516 315
Total for section III	**490**	12 954 268	13 466 883
IV. LONG-TERM LIABILITIES			
Credit and loans	**510**	2 107 680	2 582 402
Including:			
Credits	511	1 012 450	1 496 151
Loans	512	1 095 230	1 086 251
Deferred tax liabilities	515	386 185	424 830
Other long-term liabilities	520	900 408	869 168
Total for section IV	**590**	3 394 273	3 876 400
V. SHORT-TERM LIABILITIES			
Credits and loans	**610**	1 448 246	1 835 077
Including:			
Credits	611	806 296	1 209 170
Loans	612	641 950	625 907
Accounts payable,	**620**	3 102 458	2 566 734
Including:			
Suppliers and contractors	621	1 595 763	1 269 724
Advances received	622	339 042	301 790
Backlog to the Company's personnel	623	164 485	171 737

Backlog to government extrabudgetary funds	624	79 192	107 719
Tax and dues liabilities	625	263 591	217 490
Other creditors	626	660 385	498 274
Debt to participants (founders) for income payment	630	20 974	19 573
Deferred revenues	640	209 172	208 853
Reserves for the costs to be incurred	650		25 069
Other short-term liabilities	660		
Total for section V	**690**	4 780 850	4 630 237
BALANCE (sum of lines 490+590+690)	**700**	21 129 391	21 998 589

Reference to available values represented in off balance sheet accounts

Item description	Line code	As of the report period beginning	As of the report period end
1	2	3	4
Rented fixed assets	901	326 203	315 899
Including under leasing	911	202 413	188 652
Inventory items accepted for safe custody	902	14 110	13 419
Goods accepted for commission	903	818	1 279
Receivables written off a loss of insolvent debtors	904	190 238	190 305
Received guarantees of liabilities and payments	905	4 642	4 605
Issue guarantees of liabilities and payments	906	4 526 462	5 636 275
Housing fund amortization	907	29 568	27 303
Depreciation of land development facilities and other similar objects	908	2 074	2 420
Communication services payment means	909	47 005	53 237

Reference on net assets cost

Item description	*Line code*	As of the report period beginning	As of the report period end
1	2	3	4
Net assets	1000	13 163 440	13 675 736

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 by OKUD	0710002
For	Quarter 1 of 2004		
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	communication	By OKVED	64.20
Organizational-legal form/ownership form	OJSC	By OKOPF/ OKFS	47 / 16
Measure unit:	Thousand rubles	By OKEI	384

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
I. Income and expenses of ordinary types of activity Revenue(net) of sales of goods, products, works, services (minus VAT, excise taxes and similar compulsory payments)	010	4 344 874	3 125 501
Including the sales of communication services	011	4 237 978	3 039 206
Prime cost of sold goods, products, works and services	020	(3 109 507)	(2 256 303)
Including: communication services	021	(3 021 309)	(2 174 272)
Profit (loss) on sales (lines 010 -020)	**050**	1 235 367	869 198
II. OPERATING EARNINGS AND EXPENSES			
Interest receivable	060	1 633	4 227
Interest due	070	(120 390)	(45 773)
Income of participation in other organizations	080		943
Other operating earnings	090	20 244	28 043
Other operating expenses	100	(306 411)	(141 577)
III. NON-SALE EARNINGS AND EXPENSES			
Non-sale earnings	120	93 989	64 271
Non-sale expenses	130	(154 398)	(150 699)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	770 034	628 633
Income tax expenses (lines -151+/-152+/-153) including:	**150**	(253 715)	(169 303)

Deferred tax assets	152	5 449	5 153
Current income tax	153	(220 423)	(137 970)
Profit (loss) of ordinary activity (lines 140-150)	**160**	516 319	459 330
IV. EXTRAORDINARY EARNINGS AND EXPENSES			
Extraordinary earnings	170		971
Extraordinary expenses	180	(4)	(167)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	**190**	516 315	460 134
FOR REFERENCE			
Income tax contingent expenses/income	201	(184 880)	(151 065)
Recurrent tax liabilities	202	(85 025)	(18 238)
Recurrent tax assets	203	16 190	

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
Basic earnings (loss) per share	301	X	X
Diluted earnings (loss) per share	302	X	X

*** It is filled in annual accounting statement**

Breakdown of single profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits which were recognized or to be collected according to an arbitrage or court judgment	401	6 375	(2 114)	5 046	(561)
Past years profit (loss)	402	45 883	(22 024)	5 503	(13 865)
Reimbursement of damages, caused by default or inadequate fulfillment of obligations	403	906	(172)	6 166	(1 793)
Foreign exchange differences in foreign currency operations	404	16 106	(5 244)	11 624	(16 872)
Deductions to assessed reserves	405	9 856	207 746		(73 400)
Accounts receivable and payable writing off	406	216	(410)	398	(84)

1283-2(b)

Approved
OJSC "VolgaTelecom" Board of directors
Minutes № 26 of February 11, 2004

QUARTERLY REPORT
Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

For quarter IV of year 2003

The issuer's location: Russian Federation, 603000, Nizhny Novgorod, M.Gorky square, Post House

The information,
Contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General director / V.F. Lyulin /

Date - February 12, 2004

Chief accountant / S.L. Popkov /


Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком
г. Нижний Новгород

Date - February 12, 2004

Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: oaooep@sinn.ru

Internet web-site address: http://www.volgatelecom.ru
There the information contained in this quarterly report is disclosed

Table of contents

Introduction

Full and abbreviated company's name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq., Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47; 34 30 55

Fax: (831 2) 30 67 68

E-mail address: **tn@sinn.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issuers of the issuer's issuing securities were consolidated, as a result of which the issues of ordinary, nominal, paperless shares are assigned state registration number ***1 – 01 – 00137 – A*** *of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***
Number of placed securities: ***81 983 404***
Face value: ***5 Rubles***
Method and period of placement:
Distribution between the stockholders
From 15.10.1996 to 15.10.1996
Method and period of placement:
Converting at reorganization
From 30.11.2002 to 30.11.2002
Other information:
By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issuers of the issuer's issuing securities were consolidated, as a result of which the issues of preferred, nominal, paperless shares are assigned state registration number ***2 – 01 – 00137 – A***
of November 14, 2003.

Type: ***bonds***
Series: ***BT - 1***
Number of placed securities: ***1 000 000***
Face value: ***1 000 Rubles***
Method, procedure and period of placement:
Public subscription
From 21.02.2003 to 21.02.2003
The price of placement or the procedure of its determination, ***1 000 Rubles.***
Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes under the Bonds paid by the Issuer.*
The guarantor takes upon itself to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which is defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".
Other information:
Guarantee kind: ***Guarantee***
The entity provided the guarantee:
Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***
Series: ***1-O -- 26-O: 1-C -- 6-C; 1-Y -- 10-Y***
Number of placed securities (are in circulation): ***1 189 898***
Total amount by face value (the securities are in circulation):
1 089 026 600 Rubles
Face value: *see item 8.3.2*
Method, procedure and period of placement:
Converting at reorganization
From 30.11.2002 to 30.11.2002
Terms and conditions of guarantee: *no guarantee*

Series 1-O -- 26 O - bonds of Orenburg branch
Series 1-C -- 6-C - bonds of Saratov branch
Series 1-У -- 10-У - bonds of Ulyanovsk branch

This quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy branch where the issuer executes its major activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results by many reasons. The acquisition of the issuer's securities is connected with the risks described in this quarterly report.

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management body structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General director**
Lyulin Vladimir Fedorovich, year of birth - 1938

Joint executive body – **management board:**
Arakcheev Alexander Vasilievich, year of birth - 1938
Vystorop Vasiliy Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alekseevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Joint management body – **the board of directors**
Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Zabuzova Elena Victorovna, year of birth - 1950
Lopatin Alexander Vladimirovich, year of birth - 1964

Lyulin Vladimir Fedorovich, year of birth - 1938
Romskiy Georgiy Alekseevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960
Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskiy Sergey Valerievich, year of birth - 1977
Yurchenko Evgeniy Valerievich, year of birth - 1968

1.2. Data on the issuer's bank accounts

See annex (page 196).

1.3. Data on the issuer's auditor (auditors)

Full and abbreviated company's name:
Closed Joint Stock Company "Ernst&Young Vneshaudit"
CJSC " Ernst&Young Vneshaudit"
The auditor organization location:
RF, 105062, Moscow, Podsosenskiy per., 20/12, build.1-1A
Telephone and fax number: ***(095) 705-92-92 (095) 705-92-93***
E-mail***: natalia.klimenkova@ru.eyi.com***

License for execution of auditing activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finances of January 17, 2003 № 9, the validity term is 5 (five) years.

The auditor is recommended by OJSC "VolgaTelecom" board of directors and approved by the stockholders meeting.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2002 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors that may affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor;
- there are no the issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the year of 2003 the issuer did not involve the appraiser:

To determine the market cost of placed securities being in circulation;

To determine the market cost of the fixed assets or real property assets; the reassessment of the property cost during the specified period was not carried out.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting

1.6. Data on other persons signed this quarterly report

There are no other persons signed this quarterly report.

II. Major information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

The information is not provided in this report period.

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years:

Date of fiscal year accomplishment	Capitalization , US$ (registered, ordinary shares)	Capitalization , US$ (registered, preferred shares)	Total capitalization, US$
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172

OJSC "VolgaTelecom" shares are allowed for circulation by two organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

Stock exchange "RTS" is selected for calculation of weighted average price of a share; the issuer's shares have been circulated there since December 1996.

Procedure of determining market capitalization:

➢ Market capitalization on the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest

transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year via the organizer of trading at securities market there were made less than 10 transactions, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

The information is not provided in this report period.

2.3.2. The issuer's credit background

As of 01.01.2004 there are no credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of the issuer's net assets cost.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

The information for the report period under the issuer's liabilities from the guarantee provided to third parties will be provided in the report for quarter I of year 2004.

2.3.4. The issuer's other liabilities

The information for the report period under the issuer's other liabilities will be provided in the report for quarter I of year 2004.

2.4. The purposes of the emission and the directions of usage of resources obtained from the issuing securities placement

In the report quarter there are no specified directions of resources usage.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

1) The strengthening of positions of national operators at the markets of Povolzhje, including at the market of cellular communication. Possessing wider coverage areas, access to investment resources and experience in network developing, national players represent serious threat to Inter-Regional Companies.
2) Combining of efforts of small regional providers to resist traditional operators. They may jointly lobby favorable decisions of the Ministry of Antimonopoly Policy and local authorities, and also invest in the development of their own infrastructure.
3) Danger from technologies reducing the value of possessing "the last mile": radio access, "call back" services with switched access to the Internet.
4) Threat from technologies based on IP-protocol (especially, for the most vulnerable services of long-haul communication). Besides voice transmission via data transfer channels, the replacement of a part of long-haul calls with e-mail messages exchange is observed.
5) The Ministry of Antimonopoly Policy requirement on allotment of non-regulated services into separate companies may result in increase of network maintenance expenses.

2.5.2. Country and regional risks

1) Threat of large interference of regulatory bodies into Inter-Regional Companies activity. Objectively, Inter-Regional Companies are becoming very powerful at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Threat of toughening the positions of regional authorities as regards the allocation of funds. Under the conditions, when all most important decisions will be taken in Nizhny Novgorod, governors, presidents may decrease the allocation of funds to compensate for the benefits, which will result in the increase of the accounts receivable of Inter-Regional Companies. In addition, the regional authorities may reduce the financing of telephone installation programs of their regions.

2.5.3. Financial risks

As of 01.01.2004 the share of contracts, concluded by the issuer with suppliers and contractors in foreign currency is insignificant. So, it may be stated that the organization's exposure to risks, related to the change of foreign currency exchange rate, is minimum.

2.5.4. Legal risks

The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

- Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;
- Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;
- Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;
- Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;
- The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;
- Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

Statutory-legal base in relation to property and securities is permanently in the course of development, which is why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

- Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;
- Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;
- Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;
- Changes of the rules of customs control and duties, of requirements to licensing the issuer's major activity, of judicial practice on the issuers related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also on the results of current judicial processes in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The risks, related to current legal processes in which the issuer is participating, and also to the issuer's potential liability under the debts of third parties, are insignificant.

III. Detailed information on the issuer

3.1. The issuer's creation and development background

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand name:
Открытое акционерное общество «ВолгаТелеком»
Open Joint Stock Company «VolgaTelecom»
ОАО «ВолгаТелеком»
OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is effective on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and organizational-legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsviyazinform"

The name was introduced as a result of reorganization of start enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies".

12.08.1996

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsviyazinform"

The name was introduced to reconcile it with RF Civil Code and federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of stockholders general meeting of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

The issuer's major state registration number: ***1025203014781***

The issuer's state registration date: ***01.08.2002***

Name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossviyazinform" there was registered joint stock company of open type (JSCOT) "Sviyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsviyazinform". Thus, the issuer has been operating almost for 10 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the major objective of the company, which objective is to obtain additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsviyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase of the network subscriber capacity amounted to 70 thousand of lines per year.

Due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsviyazinform" since 1996 has started to provide Internet access services. In addition, OJSC "Nizhegorodsviyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsviyazinform" shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsviyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, long distance and international telephone communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsviyazinform", by affiliating 10 enterprises of communication of Povolzhie, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of Povolzhie into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to corresponding regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company covers by its network the territory of 665 thousand square meters and provides communication services to over 21 million people

OJSC "VolgaTelecom" has the licenses to provide the services of local, long distance and international telephone communication, documentary communication, radio broadcasting, etc. in eleven regions of Povolzhskyi federal district.

The company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
Telephone number: ***(8312) 33 20 47***
Fax number: ***(8312) 30 67 68***
E-mail address: ***tn@sinn.ru***
Web-site address: **http://www.volgatelecom.ru**
Location of the issuer's special department for shareholders and investors relations:
Department of securities and capital markets
Post House, M.Gorky square, Nizhny Novgorod
Telephone number: ***(8312) 30 06 68, 34 38 54***
Fax number: ***(8312) 34 38 54***
E-mail address: ***sokolovdn@sinn.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***
Location: ***Drelevskogo str., 43/1 Kirov, 601000***
Mail address: ***Drelevskogo str., 43/1 Kirov, 601000***
CEO: ***Popovskyi Valery Petrovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Maryi El***
Location: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Kirillov Alexander Ivanovich***

Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***Orenburg branch***
Location: ***Volodarskogo str., 11, Orenburg, 460000***
Mail address: ***Volodarskogo str., 11, Orenburg, 460000***
CEO: ***Zinoviev Alexander Nikolaevich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***Penza branch***
Location: ***Kuprina str., 1/3, Penza, 440606***
Mail address: ***Kuprina str., 1/3, Penza, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***Saratov branch***
Location: ***Kiseleva str., 40, Saratov, 410012***
Mail address: ***Kiseleva str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Name: ***branch in Udmurt Republic***
Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: *27.11.2001*
PA validity term: ***26.06.2004***

Location: ***Lenin av., 2, Cheboksary, Chuvash Republic, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Chuvash Republic, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
CEO: ***Lyulin Vladimir Fedorovich***
Date of establishment: ***24.10.2002***
PA validity term:

3.2. The issuer's major economic activity

3.2.1. The issuer's industry affiliation

Codes of major industry trends of activity as per General Classifier of Foreign Economic Activity (GCFEA)

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in documentary communication area
64.20.21 Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22 Activity in transmission (broadcasting) and distribution of radio programs area
64.20.23 Other activity in communication area

3.2.2. The issuer's major economic activity

In this report period the information is not provided.

3.2.3. Major types of products (works, services)

In this report period the information is not provided.

3.2.4. The issuer's suppliers which share is 10 and over percent of all supplies of commodities and materials with indication of their share in the total volume of supplies

In this report period the information is not provided.

3.2.5. The markets of sales of the issuer's products (works, services)

The major markets of OJSC "VolgaTelecom" are:

1. The market of local and intrazonal telephone communication.
2. The market of long distance and international telephone communication.
3. The market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).
4. The market of wireless and cellular communication.

5. Other services (wire radio broadcasting, documentary communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services, provided by OJSC "VolgaTelecom", are:

- Population
- Business (large, medium and small)
- Budgetary organizations

Population

Currently, OJSC "VolgaTelecom" occupies dominant position in this segment due to the leadership in the services of traditional telephony. However, vigorous growth of mobile communication will result in the decrease of total share of OJSC "VolgaTelecom" in this segment. In addition, demonopolization of long haul communication and development of alternative technologies will result in the loss of the market portion in this type of service.

Large business

At present OJSC "VolgaTelecom" positions are most vulnerable in this segment of customers: - the market share is 42%, as alternative operators in the first place are targeting large companies. In addition, corporate operators are developing, first of all, on the basis of large companies. OJSC "VolgaTelecom" would be able to stabilize its positions in this segment and then to increase the market share by using new technologies, e.g. IP VPN, and in parallel squeezing out corporate networks.

The growth of market share in this segment is possible in case of private networks changeover under OJSC "VolgaTelecom" management. OJSC "VolgaTelecom" is planning to calculate business-plans and offer large companies to buy out their networks with the changeover for servicing at OJSC "VolgaTelecom" both the company itself and inhabitants of adjacent dwellings which are now being serviced by private operators.

Medium and small business

Currently, OJSC "VolgaTelecom" market share in this segment is at the level of 60%. Basing on the polls, medium and small businesses are mostly dissatisfied with their operator of traditional telephony. 23% want to change local communication operator and 28% want to use the services of other operator of long haul communication.

The main reasons of weakness of OJSC "VolgaTelecom" positions in this segment are of organizational nature and hence may be removed. Marketing strategy of the company assumes that OJSC "VolgaTelecom" will reorganize its work and achieve the strengthening of its positions in the segment of medium and small businesses.

In these segments the most important advantage of OJSC "VolgaTelecom" is that the company has developed infrastructure and has quite free access to customers. The access to customers is provided by the availability of OJSC "VolgaTelecom" lines in these companies' offices, and also by the access to billing information about small and medium companies.

Budgetary organizations

Despite of sufficient lag in the level of service as compared with the best alternative operators, OJSC "VolgaTelecom" has considerable portion of market in this segment. This fact occurs on

the background of low attractiveness of this segment because of the problems with collecting payments and low tariffs.

The most important advantage of OJSC "VolgaTelecom" at the market of budgetary organizations is the availability of developed infrastructure in regions and also the status of state operator. Dominance in this segment will remain. OJSC "VolgaTelecom" will monitor the most interesting projects related to budget financing, and in the first place with "Electronic Russia" program.

3.2.6. Practice related to floating capital and stock

OJSC "VolgaTelecom" policy related to floating capital is directed to minimization of current accounts payable, which reduces the possibility of loss of the company's liquidity. To realize this strategy the company attracts long term sources of financing of activity, such as long-term credits of banks, funded loans, credit against goods, leasing. In 2003 OJSC "VolgaTelecom" issued the bonds for the amount of 1 billion rubles. When defining this strategy the issuer realizes some compromise between the loss of liquidity and the efficiency of operation, when selecting the sources of financing the issuer takes into consideration the term of repaying the liabilities and the costs for using borrowed funds.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

Our company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These oblasts are the most attractive for competitors and exactly at these territories OJSC "VolgaTelecom" should defend its market positions first of all. Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it), CJSC "Company TransTeleCom", LLC "Global One". The main threat is from these well known companies, which conduct aggressive marketing policy, develop most modern telecommunication technologies, use flexible tariff policy (with individual approach to every customer), they have a large number of sales staff, and clear incentive system of employees motivation.

Nizhny Novgorod oblast

16 alternative operators, affiliated at the local level, provide the services of fixed telephone communication. The largest are LLC "Agency of business communication", LLC "Sviyazist", LLC "NN Rossviyazinform", CJSC "Global One", CJSC Telecom Company "Korona", CJSC "Transsviyaz", CJSC "Povolzhie Service-Center", State Enterprise "Volgarechsviyaz", LLC "Telcom", State Unitary Enterprise "Gorky railroad".

Long distance and international communication services, using their own channels, are provided by:

- LLC "Agency of business communication";
- CJSC "Global One".

The following operators are competitors of OJSC "VolgaTelecom" Nizhny Novgorod branch in IP-telephony segment: "Energoinform", "Fonecom", "New telecom", "Stelt telecom", "Volgarechsviyaz".

Internet providers. OJSC "VolgaTelecom" major competitors are LLC "Agency of business communication", CJSC "Nizhegorodskie informational networks", CJSC "Nizhegorodteleservice", CJSC "SANDY-SERVICE", LLC "Nizhegorodskyi teleservice",

Samara oblast.

At the market of communication services in Samara oblast there are over 120 operators, providing wire telephone communication services; 15 operators, providing long distance and international telephone communication services; 5 operators, providing cellular communication services; 20 operators, providing Internet services.

Saratov oblast.

In Saratov oblast 116 operators are registered, they have 165 licenses for communication services provision. Out of them 69 have the licenses to provide the services of local (city's and rural) telephone communication; 39 – data transfer and telematic services; 6 – radiotelephone (cellular) communication; 3 – mobile radiotelephone (trunking) communication; 7 – personal radio call (paging communication); 7 – communication channels leasing; 8 – cable TV services.

Most of the private operators are insignificant in size, they are little interested in developing the operator's activity (e.g. private operators of communication) and due to this they are not strategic competitors.

The major competitive advantages of alternative operators.

In local communication segment:

1. Lack of social obligations.
2. Construction of their networks on the basis of digital switches.
3. Individual approach to every customer.
4. Higher quality of customer servicing.

In long distance and international communication segment:

1. Prompt reaction to market situation change.
2. Flexibility in relations with customers.

In Internet services segment:

1. Higher servicing quality.
2. Individual tariffs for every subscriber.
3. Individual approach to servicing every subscriber.
4. Prompt reaction to market situation change.
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Ability to form packages of integrated services.

Table. OJSC "VolgaTelecom" share at regional markets of communication services (estimated as of 01.01.04).

Branch	Local communication		Long distance and international	Access to Internet	
	Population	Business sector		Switched	Broadband

			communication		
Kirov branch	94	76,1	99,92	95	100
Branch in the Republic of Maryi El	100	100	99,22	94,81	94,83
Branch in the Republic of Mordoviya	99,6	77,1	100	96,4	96,9
Orenburg branch	95,65	66	98,1	93,34	95,19
Penza branch	88,65	83	98,63	70	83
Samara branch	69,57	67,37	78,8	23,88	
Saratov branch	83,91	50,81	89,34	58,16	61,02
Branch in Udmurt Republic	98,08	81,39	97,93	0	0
Ulyanovsk branch	88,3	82,4	90,4	19	63,68
Branch in Chuvash Republic	93,8	95,4	100	41	51
Nizhny Novgorod branch	95,25	91,93	96,3	78,54	57,4
Total for OJSC "VolgaTelecom"	**88,30**	**75,10**	**75,10**	**64,00**	**59,50**

3.2.9. Data on the availability of licenses with the issuer

See annex (page 305)

Forecast as regards the probability of licenses extension.

1. The licenses for communication services.

Upon the validity term expiry the licenses may be extended subject to compliance with all items of the license terms and conditions, which is confirmed by the verification report of the department of state supervision over communication and informatization (DSSCI), by the extension of the validity term of radio frequencies permission (if used) and by filing the appropriate application to the licensor's address – Russian Federation Ministry for communication and informatization. Due to the fact that the Law "On communication" in a new wording became effective in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if available authorization documents on the possibility of radio frequency resource usage. The licenses are extended by Russian Federation Ministry for the press, TV-radio broadcasting and mass communication tools.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely filing of documents package to the licensor's address, as established by the law.

3.2.10. The issuer's joint activity

The issuer did not have joint activity with other organizations in the report quarter.
The issuer did not sign joint activity agreements with affiliated companies.

3.2.13. Additional requirements to the issuers whose major activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide to its network customers the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;

On the territory of the Republic of Mordoviya – at least 640 payphones;

On the territory of the Republic of Udmurtiya – at least 2064 payphones;

On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users, including at least 42370 customers by the end of 2003 prior to the license validity term expiry.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only on the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting audio programs over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.
Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to

17.03.2010).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500MHz/156,900MHz, 161,725/157,125MHz, 160,875/156,275MHz, 160,950/156,350MHz, 161,575/156,975MHz, 161,650/157,050MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of licensee's organized tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their

construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph means of switching and transmission belonging to the licensee must ensure the capability of complete meeting the demand in telegraph communication on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328,

including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular communication services are provided by using the licensee's communication network, which should be a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00…457,4 MHz/463,0…467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara of Samara oblast; Yoshkar-Ola of the Republic of Maryi El; Orenburg of Orenburg oblast; Cheboksary of Chuvash Republic; Nizhny Novgorod of Nizhny Novgorod oblast; Saratov of Saratov oblast; Saransk of the Republic of Mordoviya.

2. The customers should be provided the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting is available and the related contract with the licensee-broadcaster is in place.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide to the customers the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

The factors, that may negatively affect the performance of obligations under the terms and conditions of the licenses, are absent, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area.

The issuer obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent under the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

(For frequencies, see annex on page 281. Permissions for using radio electronic equipment by OJSC "VolgaTelecom").

b) Communication networks

In local telephone networks OJSC "VolgaTelecom" operates 5 931 telephone exchanges, their total installed capacity is 4 237 874 numbers (including at city's telephone networks – 3 532 619 numbers, at rural telephone networks – 705 255 numbers). Out of them in operation are 3 884 705 numbers (including at city's telephone networks – 3 277 183 numbers, at rural telephone networks – 607 522 numbers).

7, 9% of the network telephone exchanges are electronic, their installed capacity is 40, 7 % of the total installed capacity of the network (including at city's telephone network - 46, 9%, at rural telephone network - 10, 0 %).

The equipment of automatic long distance telephone communication includes 13 automatic long distance exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 61 331 channels. Installed capacity of electronic automatic long distance exchanges is 43 915 channels, of quasi-electronic - 3024 channels, of coordinate -1000 channels, of automatic zonal telephone communication equipment - 13 391 channels.

Total operated capacity of automatic long distance exchanges and the equipment of automatic zonal telephone communication is 48 175 channels, including the capacity of electronic exchanges - 35 330 channels, of quasi-electronic - 2045 channels, of coordinate - 487 channels, of automatic zonal telephone communication equipment - 10313 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 3 837 563 units (including, in city's telephone network -3 218 837 sets, in rural telephone network - 618 726 sets), out of them 3 285 688 sets are residential ones, (including, in city's telephone network -2 766 065 sets, in rural telephone network - 519 623 sets).

For 2003 the traffic of outgoing chargeable long distance and international calls from OJSC "VolgaTelecom" network users amounted to 1 995 716 thousand minutes, including international - 75 454 thousand minutes.

3.4. The plans of the issuer's future activity

Multi-service data transfer network should become a serious competitive advantage of the company in the priority segment of large corporate customers; the first phase of its construction in Nizhny Novgorod oblast is completed. The construction of inter-regional multi-service network of OJSC "VolgaTelecom" would allow to create virtual networks of large corporate customers in Povolzhie, and also to solve corporate tasks for information exchange between OJSC "VolgaTelecom" branches.

The other important trend of the company's activity is the promotion of intelligent network services. An intelligent network is communication network based on computer technologies, in this network the functions related to service provision are separated from the switching system. The major task of an intelligent network is to provide to the customer the capability of getting any service an operator is capable to invent, and to an operator – the capability to deliver this service, to calculate it and define the tariff. An intelligent network allows not just to connect two subscribers, but to create personal scenarios of telephone calls processing. For example, it would allow for organizing the calling as per the list, to install automatic informer in the office, etc. The demand for these services is quickly growing, as Russia's advertising market is developing and the number of communicative channels is increasing.

The construction of the intelligent network will serve to the development of small and medium business, to the development of informational services and is the initial phase of the pilot project of constructing Federal intelligent communication network, organized by OJSC "Sviayzinvest" with the support of the Ministry for communication. In future, it is planned to construct intelligent networks in other branches of OJSC "VolgaTelecom".

The company's management plans include organization of Call-centers or Calls Processing Centers. Call-centers are designed for servicing a large number of telephone calls. They are used for organizing "hot-lines", direct-marketing, for conducting social polls, etc. In Russia there are about 150 active call-centers, the largest ones are with Golden Telecom – about 200 work stations, with "MTU-Inform" - 100, and with "Kometa", "PTT-Teleport" and "Astra-page" about 70 work stations each. The largest in Russia call-centers are with cellular communication operators: "Mobile TeleSystems", "VympelKom" and "Megaphone". But they are providing services only to the operators' subscribers, and do not provide commercial services to third party customers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional

centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in call-center services.

One of the company's priorities is radical change of relations with customers, and in the first place with corporate and VIP customers of business sector, and also with the population with high level of income. For these segments the company is developing end-to-end proposals for most profitable and perspective services, such as mobile communication, wideband access to Internet, data transfer corporate networks, intelligent services, cable TV.

Signing of contracts with large companies on complex mutually beneficial cooperation on the basis of exclusive approach principles is one of the items of strategy to increase OJSC "VolgaTelecom" competitiveness, to strengthen the positions in corporate segment of telecommunications market. End-to-end servicing and personal approach will become major trends of further improvement of quality of work with the company's corporate customers.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of Povolzhskyi region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000
"Teleinfo" – Povolzhskaya Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of NMT-450 federal cellular communication operators	Associated member	Promotion of creation and development of NMT-450 federal cellular communication network	Since 2003
Association of operators of "ISKRA" business servicing federal network	The association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and organizations	The association member	Development and implementation of socially important projects and programs	Since 1997
Independent non-commercial organization "Nizhny Novgorod Center of market medium and corporate relations research"	Founder of the organization	Provision of services in the area of economics, law, corporate relations, management, marketing and other areas adjacent to them	Since 2003
Non-government pension fund "Doverie"	Founder of the fund	Non-state pension provision	Since 1997
Chamber of Commerce and Industry of the Republic of Maryi-El.	Founder – member of the Chamber	Assistance in development of economics and entrepreneurship in the Republic of Maryi-El.	Since 1995

3.6. The issuer's affiliated and dependent companies

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate an/or dependent in relation to OJSC "Volga Telecom"	The amount of participation share of OJSC "VolgaTelecom"		The amount of the organization's participation share		Major activity type	The company's importance for OJSC "Volga Telecom" activity
		In the organization's authorized capital	From ordinary shares	In OJSC "Volga Telecom" authorized capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the authorized capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Limited Liability Company "Udmurtskie Cellular Networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str., 206	Prevailing participation in the authorized capital	100	-	-	-	Cellular communication services provision	
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	Prevailing participation in the authorized capital	100	100	-	-	Local telephone communication services	
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary, Shumilov str., 20	Prevailing participation in the authorized capital	100	100	0,000558		Local telephone communication services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov, Uralskaya str., 1	Prevailing participation in the authorized capital	91	-	-	-	Paging communication services	
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola, Sovietskaya, str., 138	Prevailing participation in the authorized capital	61	61	-	-	Radio broadcasting services	

Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	Prevailing participation in the authorized capital	60	60	-	-	Cellular communication services provision	
Limited Liability Company Private security company "ROS" (LLC PSC "ROS"), Penza, Dzerzhinskogo str., 30	Prevailing participation in the authorized capital	60	-	-	-	Security activity	
Limited Liability Company "Vaytskaya cellular communication" (LLC "VCC"), Kirov, Uralskaya str., 1	Prevailing participation in the authorized capital	51	-	-	-	Cellular communication services provision	
Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the authorized capital	51	-	-	-	Radio broadcasting services	
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	Prevailing participation in the authorized capital	51	51	-	-	Cellular communication services provision	
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	Prevailing participation in the authorized capital	51	51	-	-	Cellular communication services provision	
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	Prevailing participation in the authorized capital	51	-	-	-	Services of data transfer network	
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Kazan, Lomzhinskaya str., 20A	Prevailing participation in the authorized capital	50 % + 1 share	50 % + 1 share			Cellular communication services provision	
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services	

Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services	
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision	
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services	
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	OJSC "Volga Telecom" holds over 20% of the company's voting shares	49	49	0,009761		Cellular communication services provision	
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	OJSC "Volga Telecom" holds over 20% of the company's voting shares	42,4	42,4	-	-	Internet services, data transfer network services	
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk, Lenin str., 6	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,027577		Banking activity	
Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Local telephone communication services	

Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoi str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication"), Nizhny Novgorod, Gagarin ave., 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services	
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11 a	OJSC "Volga Telecom" holds over 20% of the company's voting shares	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

The information will be provided in the report for quarter I of 2004.

3.7.2. The cost of the issuer's real property assets

The information will be provided in the report for quarter I of 2004.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

In this report period the information is not provided.

4.1.2. Factors affected the change of proceeds amount from the issuer's sale of goods, products, works, services and profits (losses) of the issuer from the major activity

In this report period the information is not provided.

4.2. The issuer's liquidity

In this report period the information is not provided.

4.3. The size, structure and adequacy of the issuer's capital and floating funds

4.3.1. The size and the structure of the issuer's capital and floating funds

As of 01.01.2004 the issuer's Charter capital amounts to 1 639 765 970 rubles.

Missing information will be provided in the report for quarter I of 2004.

4.3.2. The adequacy of the issuer's capital and floating funds

The information will provided in the report for quarter I of 2004.

4.3.3. Monetary funds

The information will provided in the report for quarter I of 2004.

4.3.4. The issuer's financial investments

Due to lack of accounting reporting the Company is not able to provide the information on financial investments which make up 10 and more percent of all financial investments as of 01.01.2004.

The information will provided in the report for quarter I of 2004.

4.3.5. The issuer's intangible assets

The information on the issuer's intangible assets will be provided in the report for quarter I of 2004.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter the issuer did not get patents, licenses and certificates for using trade marks.

There are no issuer's expenses in the area of science-engineering development, in relation to licenses and patents, new developments and investigations.

4.5. Analysis of the development trends in the issuer's major activity area

Describing major trends of the company's development one should proceed from the objectives and mission of the company at the market. Affiliation to the sphere of services production defines the major objective of the company, which is to get additional profit via monitoring and reacting to the market requirements with further meeting the demand for services.

The understanding of this task predetermines the tendencies and trends of development of the company:

The first and major task of the company is to keep and to increase the market share of local telephone communication services, total share of income from this market segment currently makes up over 50% of the total company's income. Annual increase of share of incomes from this segment

is clearly seen, this is to a considerable extent promoted by annual industry development as well as by flexible tariff policy.

Total gain of telephone numbers for the specified period made up, starting since 1998, 375 thousand numbers, including 174,7 thousand numbers in Nizhny Novgorod branch for 4 years. In addition, one more aspect of this industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator is equal to 48%.

The tendencies of long distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of incomes from long distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of incomes from long distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of major activity development for 1998 – 2002 are detailed below.

1998

During the year all branches of communication had been actively developed in OJSC "Nizhegorodsviyazinform".

The capacity of local telephone communication achieved 782, 2 thousand numbers. The number of software-controlled ATXs achieved 36, 2% of the total installed capacity of ATXs. The introduction of time-based billing for local calls was continued.

Installed capacity of all software-controlled ATXs made up 556, 0 thousand numbers, out of them 537 thousand numbers or 68, 75 of the total capacity were in operation.

The second stage of SDH network on synchronous systems of transmission with the application of SMS-2500/SMS-600 multiplexers was commissioned.

In 1998 OJSC "Nizhegorodsviyazinform" started the reconstruction of long distance intrazonal telephone network (replacement of analog transmission systems with digital ones). The first stage of fiber-optic cable network was constructed in the oblast, 3780 digital communication channels were organized, and additionally long distance pay phones with electronic plastic card for payment were installed. "Service telephone card" system ("STC") was commissioned; this system allows for providing services of telephone communication automatically and via an operator by using prior paid telephone card from any phone (residential, institutional, hospital, institute, and hotel).

New services were commissioned: "video telephone" in Nizhny Novgorod and Dzerzhinsk, and "video conference" in Nizhny Novgorod.

Documentary communication is carried out via communications switching center – T2- RNI with the capacity of 820 channels and via channel switching exchange AT- DT- Nikola –Tesla (Yugoslavia) with the capacity of 2000 channels for 1000 numbers. Connection to the world's networks, the networks of Russian Federation and CIS is in accordance with protocols IP, X.25, FRAME RELAY (Internet, INFOTEL, SPRINT, Rospak).

The intensive activity to develop communication means allowed the issuer to achieve high financial-economic results.

1999

The company's activity was directed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new ATXs and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital ATXs made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 of 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels to 68% of the total number in operation.

Due to connection of secondary and primary groups at intraoblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels increased by 79,4 thousand channels/km. The gain of outgoing automatic channels of automatic long distance communication made up 460 channels. The results of local and long distance telephone network development allowed for the increase of the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC "Nizhegorodsviyazinform". The company provided the following services to the population:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it modernized the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital ATXs were commissioned, the company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, ATX equipment.

In 2000 alternative operators of communication became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railroads).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of high profitable services, for two years of intensive development the company's share at Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny

Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the company continued downloading DECT "DRA-1900" radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

Nizhny Novgorod city's ATX expanded its SDH transport network by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network increased by 60 E1 vs. 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's software-controlled ATXs made up 619231 numbers or 83, 9% of total installed capacity.

By the end of 2000 city's ATXs in Nizhny Novgorod and in 10 towns of the oblast with the total capacity of 523496 numbers were in operation.

In 8 towns of the oblast city's ATXs were in trial operation. Total capacity of ATXs in these towns made up 43456 numbers.

Time-based billing system of the specified ATXs is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural, software-controlled ATXs made up 2048 numbers or 2, 3% of total capacity of rural ATXs.

During the year the ATXs of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to bring the number of telephones per 100 residents in the oblast by the end of the year to 21, 9.

In 2000 the company actively continued to install universal payphones of TMC-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, enhancement of communication means and technological processes, improvement of quality and increase of provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technological base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital ATXs in such a way so that there is a capability of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the capability of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the Company's strategic goal – to be the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- ATXs of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;

- 44, 3 thousand telephones were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to bring the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, 5 centers were established in Nizhny Novgorod oblast in 2001;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural ATXs are equipped with automatic number identifier function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network was put into operation at Nizhny Novgorod city's ATX in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services to access the Internet. The Company designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from switched access to organization of gateways, allocated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long distance communication channels. In Nizhny Novgorod oblast this service provides 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of the network on the basis of advanced technologies: from installation of a telephone to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the company's incorporation the paramount issue is to work out unified technical policy, which will serve for the solution of the major company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the company continues intensive activity in the network development, improvement of communication means and technological processes on the basis of modern equipment, increase of quality and volume of offered services.

By the end of the year the number of city's ATXs was 928 with total installed capacity of 3 532 619 numbers. During the year the city's ATXs' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. Rural ATXs capacity with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and translation of TV programs. At the same time the company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in Povolzhskyi region the number of users with switched access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the company's share at the market of switched access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for long distance and international communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the last "mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification. The first stage of realizing Intelligent network in Nizhny Novgorod branch is planned for 2003. The Intelligent network is the most efficient method of additional services introduction. The construction of Intelligent network will serve to development of small and medium business, to the development of informational services and will allow to attract about 70 thousand users in Nizhny Novgorod oblast only. The number of intelligent services users in the entire interregional company is estimated to be 200 000. The construction of Intelligent network in OJSC "VolgaTelecom" Nizhny Novgorod branch is the initial stage of the pilot project of constructing Federal Intelligent network; the project is organized by OJSC "Sviayzinvest" with the support of the Ministry for communication. During the trial operation, which will last for three months, it is planned to test the interface over INAP-R protocol with Intelligent platforms of Siemens and Alcatel in Moscow and Perm.

Intelligent network construction in OJSC "VolgaTelecom" branches is planned for 2004. To organize SSP nodes it is considered to additionally equip the existing nodes of SN services with the platforms of computer telephony "Svetets" and "Protei" already being operated in the branches.

The priorities in the area of regional development:

The following regions are of most priority in 2003 – Nizhny Novgorod, Samara and Saratov oblasts.

The next are – Orenburg and Ulyanovsk oblasts, the Republic of Udmurtiya.

Less priority regions – the Republic of Mordoviya, the Republic of Maryi-El, the Republic of Chuvashiya, Penza and Kirov oblasts.

Major indicators of OJSC "Nizhegorodsviyazinform" efficiency

№№	Indicator description	Measure unit	1998	1999	2000	2001
1	2	3	4	5	6	7
1.	Income per line	rubles	1148	1438	1804	2173
2.	Profit per line	rubles	49	314	564	646
3.	Income per an employee	rubles	3267	23173	44646	55769
4.	Number of lines per an employee	units	66,4	73,9	79,2	86,3
5.	Prime cost of production unit	rubles/100 rubles of proceeds.	72,57	66,10	67,96	65,54
6.	Share of remuneration of labor fund in the proceeds	%	23,3	18,5	20,2	20,3

Major indicators of OJSC "VolgaTelecom" efficiency

	Indicator description	Measure unit	2001	2002	Growth to 2001 in %
1.	Proceeds per line	rubles	2354	2906	123,5
2.	Profit per line from major activity	rubles	516	840	162,9
3.	Proceeds per a staff employee	Thousand rubles	154,6	214,4	138,7
4.	Income from major activity per a staff employee	Thousand rubles	33,9	62,0	183,0
5.	Number of lines per a staff employee	Lines	65,7	73,6	112,3
6.	Density of telephone sets per 100 residents (total)	telephones	18,64	19,70	105,6

Due to the lack of some data on the date of making up the quarterly report, the indicators of efficiency by the results of 2003 will be provided in the issuer's annual report for 2003.

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,
The Board of directors (joint management body)
General director (the issuer's single executive body)
Management board (the issuer's joint executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's highest management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of changes and addenda to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

4) election of the Board of directors, carried out by cumulative voting;

5) the prescheduled termination of authorities of the members of the Board of directors, the resolution on which is adopted by the majority of shareholders votes – the voting shares holders participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

7) increase of the Company's authorized capital by the increase of the shares face value, the

resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

8) increase of the Company's authorized capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

9) increase of the Company's authorized capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

10) decrease of the Company's authorized capital by the decrease of the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by paying off the shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

11) election of the Company's auditing committee members and prescheduled termination of their authorities, the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

13) approval of annual reports, the Company's annual balance, including the Company's reports on profits and losses (profits and losses accounts), and also profit distribution, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

16) adoption of resolution on approval of transactions in which there is an interested party, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's assets book cost determined by the data of its balance reporting on the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of shareholders votes - the Company's voting shares holders participating in the meeting;

18) adoption of resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities

converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of shareholders votes - the Company's voting shares holders participating in the meeting;

21) adoption of resolution on reimbursement at the Company's expense of the costs for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not adopted the resolution on convocation of an extraordinary meeting and this meeting was convened by other persons. The resolution is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of shareholders votes - voting shares holders participating in the meeting, excluding the votes of shares belonging to the specified person and his affiliated persons;

23) adoption of resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors – the Company's joint management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of changes into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations falling out the scope established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of this Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 or less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, quarterly reports of the issuer of issuing securities, reports on the results of the Company's shares acquisition in order to pay them off;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend under shares, on the form and the date of its payment, approval of internal document on dividends under the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's auditing committee, approval of terms and conditions of contract concluded with the auditor, including the determination of the amount of payment for its services;

18) approval of Provisions on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provisions on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its balance on the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's assets book cost defined by the data of its balance on the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of transactions in which there is an interested party in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) coordination of the Company's organizational structure, including basic functions of structural subdivisions;

23) creation of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of changes into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General director), defining the term of his authority, and also prescheduled termination of his authority;

27) election (re-election) of the Chairman of the Board of directors of the Company, his deputy;

28) formation of joint executive body (Management board), defining the term of its authority, and also prescheduled termination of the authority of the Management board members;

the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to work in two paid jobs in other organizations;

31) creation of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provisions on the office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions of which should be adopted by the board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares equity stake of other organizations, and also by way of making additional contributions into authorized capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (highest management bodies of other organizations), where the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of an internal document on the issues of disclosing the information about the Company;

39) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

40) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues related to the competence of the Company's Board of directors cannot be transferred for the solution to joint or single executive body of the Company.

The competence of single and joint executive bodies of the issuer in accordance with its Charter:

General director – single executive body carrying out the management of the Company's current activity. General director is appointed by the Company's Board of directors.

General director takes decisions on the issues not related by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General director carries out the functions of the Chairman of the Company's Management board.

General director acts on behalf of the Company without the power of attorney, he represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General director are defined by the contract concluded by him and the Company. The contract on behalf of the

Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on prescheduled termination of authority of the Company's General director and cancellation of the contract with him.

Management board is a joint executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors by the proposal of General director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are related to the competence of the Management board (item 14.4):

1) development of proposals on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing changes to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over streamlining of the methods of book accounting records and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and alienation of the branches' property;

12) defining quantitative structure and appointment of members of joint executive bodies of the branches, and also prescheduled termination of their authority, approval of Provisions on a joint executive body of a branch;

13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) approval of terms and conditions of contracts (additional agreements) concluded with the members of joint executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of changes into the specified documents;

16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of obligatory for execution instructions for their work streamlining;

17) approval of internal documents regulating the issues within the competence of the Company's

Company's Board of directors.

The Company's Management board has also the right to take decisions on other issues of the management of the Company's current activity under the order of the Board of directors or under the proposal of the Company's General director.

The procedure of convocation and holding the sessions of the Management board, and also the procedure of adopting the resolutions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provisions on the Company's Management board approved by the Company's shareholders general meeting.

The rights, duties and responsibility of the members of the Management board are defined by the contract concluded with each of them with the Company. The contract on behalf of the Company is signed by the Company's General director.

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (Supervisory council) of the issuer.

The Board of directors
Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:
Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Amursvyaz"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: *1998 - 1999*
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***member of the Board of directors***

Period: *1999 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: *1998 - 2002*
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: *1998 - 1999*
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the head of the department of block of shares management***

Period: *1999 – present time*
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: *1999 - 2000*
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: *1999 - 2000*
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2000 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygeas***
Post: ***member of the Board of directors***

Period: *2001 - 2002*

Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in authorized capital of the issuer: ***0.00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General director***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1998 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***1998 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-government pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: *1998 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1998 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1998 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1998 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - present time*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of investigation of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg oblast*
Post: *member of the Board of directors*

Period: *2002 – present time*
Organization: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *Chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom – T"*
Post: *Chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,18137%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: *2001 - 2003*
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 2001***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***analytical department head***

Period: ***2002 - present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsviyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovskaya Waterpower station"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Zabuzova Elena Victorovna
Year of birth: ***1950***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the director – head of the sector of operations at financial markets and operation with banks of Financial settlement center***

Period: ***1999 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the department head – head of the sector of the treasury budget control***

Period: ***2000 - 2001***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***head of the sector of the treasury budget control***

Period: *2001 - 2003*
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – head of the sector of economic planning and budgeting of the Department of economic and tariff policy***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of economic planning and budgeting Department***

Period: ***2002 - 2003***
Organization: ***OJSC "Yuzhnaya telecommunication company"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz of Rostov oblast"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Smolensksviyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Lopatin Alexander Vladimirovich
Year of birth: ***1964***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***Treasury director***

Period: *1999 - 2000*
Organization: *OJSC "Sviayzinvest"*
Post: *first deputy to the General director*

Period: *2000 - 2001*
Organization: *OJSC "Elektrosvyaz" of Rostov oblast*
Post: *Chairman of the Board of directors*

Period: *2000 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2000 - 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *deputy to the General director*

Period: *2000 – present time*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *Chairman of the Board of directors*

Period: *2000 – present time*
Organization: *CJSC "MobiTel"*
Post: *member of the Board of directors*

Period: *2000 – 2003 (to30.11.2003)*
Organization: *CJSC "MobiTel"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Centertelecom" (to 2001 – OJSC "Elektrosvyaz" of Moscow oblast)*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Khantymansyiskokrtelecom"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Central Telegraph"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors, member of the Management board*

Period: *2000 - present time*
Organization: *OJSC "MGTS"*

Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*
Post: *Chairman of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Krasnoyarsk krai*
Post: *Chairman of the Board of directors*

Period: *2002 -2003 (to 16.09.2003)*
Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*
Post: *director of the partnership*

Period: *2002 - present time*
Organization: *OJSC "Dalsviyaz"*
Post: *Chairman of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "Sibirtelecom"*
Post: *Chairman of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Romskyi Georgyi Alekseevich
Year of birth: ***1956***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: *1998 - 2000*
Organization: *OJSC "Saint-Petersburg long distance, international telephone"*

Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC “Sviayzinvest”***
Post: ***deputy to the General director***

Period: ***2000 - present time***
Organization: ***OJSC “Sviayzinvest”***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC “Central telegraph”***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC “UTK”***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC “MGTS”***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC “Giprosviayz”***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2001***
Organization: ***OJSC “Uraltelecom”***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC “Elektrosvyaz” of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***CJSC “Globus – Telecom”***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC “Sibirtelecom”***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC “Sibirtelecom”***
Post: ***member of the Board of directors***

Period: *2002 – 2003 (since 01.12.2003)*
Organization: *CJSC "Mobitel"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Mobitel"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: *1960*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 2001*
Organization: *Ministry of Justice (Presidium of the Interrepublic Bar)*
Post: *attorney*

Period: *2002 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *director of the department of legal maintenance*

Period: *2002 - 2002*
Organization: *OJSC "Khantymansiyskokrtelecom"*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Moscow city telephone network"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2003 - present time*

Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***CJSC "Moscow company of investments and innovations"***
Post: ***General director***

Period: ***1999 - 2002***
Organization: ***SPO NAUFOR***
Post: ***member of the Management board***

Period: ***1999 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***
Organization: ***SPO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SPO NAUFOR***
Post: ***director of NAUFOR Consulting center***

Period: ***2000 - 2001***
Organization: ***SPO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the share market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***

Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director (for power)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: *1977*
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***CJSC "Central Russian Universal Stock Exchange"***
Post: ***assistant to the executive President***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***lead expert of the sector of liquidity increase program of the Department of securities***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviayzinvest"***
Post: ***head of the sector for investor's relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsviayzinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***OJSC "Dalsviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK – Leasing"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "RTKomm.RU"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "RusLeasingSviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "RTK – Invest"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***Non-government pension fund "Telecom - Soyuz"***
Post: ***member of the fund's council***

Period: ***2003 – present time***
Organization: ***OJSC JSCB "Sviyaz – Bank"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Single and joint bodies of the issuer's management.

Single executive body, and also members of joint executive body of the issuer:

The issuer's single executive body: ***Lyulin Vladimir Fedorovich***
Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General director***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1998 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-government pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1998 – 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: *1998 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1998 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1998 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1998 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - present time*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of research of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0.18137%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Arakcheyev Alexander Vasilievich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief engineer***

Period: ***1998 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the general director (technical director)***

Equity stake in the authorized capital of the issuer: ***0.03072%***
Stake of the issuer's ordinary shares: ***0.03255%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Vystorop Vasily Petrovich
Year of birth: ***1949***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***military unit 41635 of Moscow military districts, Nizhny Novgorod***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***1998 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: *1998 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1998 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director*

Period: *1999 - 2003*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Udmurttelekom"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *Member of the Board of directors*

Period: *2002 – 2003*
Organization: *LLC "The First independent registrar"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Orenburg - GSM"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2003 – present time*

Organization: ***OJSC "Tatincom – T"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0.00021%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvash republic***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0.00009%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***0.04756%***
Stake of the issuer's ordinary shares: ***0.05637%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 – present time***
Organization: ***CJSC "Puls - Radio – Yioshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2003 – present time***

Post: *member of the Management board*

Equity stake in the authorized capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0.08757%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 – present time***
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***General director***

Period: ***1999 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***member of the Board of directors, Chairman of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of "Saratovelektrosviyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0.12359%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Kormilitsyna Lyudmila Alekseevna
Year of birth: ***1955***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Rostovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: ***1999 - 2001***
Organization: ***OJSC "Sviayzinvest»***
Post: ***head of sector of communication Department***

Period: ***1999 - 2002***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviayzinvest»***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "UTK"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of the accounts department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of the main accounts department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General management***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1998***
Organization: ***Committee for city's property management***
Post: ***head of legal sector***

Period: ***1998 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast "Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1998***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***

Post: *deputy to the Department director - head of the department of the oblast's budget execution (treasury)*

Period: *1998 - 2001*
Organization: *Department of finances of the Administration of Nizhny Novgorod oblast*
Post: *first deputy to the Department director*

Period: *2001 - 2002*
Organization: *Department of finances of the Administration of Nizhny Novgorod oblast*
Post: *acting director of the Department of finances*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *head of treasury*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General director (economics and finances)*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2003 – present time*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/controlled companies of the issuer: *none*
Stake of ordinary shares in affiliated/controlled companies of the issuer: *none*

Sklyarov Ivan Petrovich
Year of birth: *1948*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 2001*
Organization: *Administration of Nizhny Novgorod oblast*
Post: *The Governor of Nizhny Novgorod oblast*

Period: *2001 - 2002*
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2002: ***5 490 797 rubles.***
The amount of income of all members of the Board of directors for 2003 will be provided in the report for quarter I of 2004.

In accordance with the Provision on the Board of directors of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders on March 26, 2003 (minutes №2 of March 27, 2003), members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is fixed as a per cent of the Company's proceeds from sales of goods, products, works and services for the report quarter as per the data of the Company's accounts.
For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.3.

The remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the reelection of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is fixed as a per cent of the Company's net profit for the report year as per the data of the Company's accounts.

The size of annual remuneration of each member of the Board of directors is defined by the resolution of the Company's Board of directors simultaneously with preliminary approval of the Company's annual report.

The norms (percent) of deductions for calculating quarterly and annual remunerations are defined by the resolution of the shareholders general meeting electing this structure of the Board of directors.

In accordance with the resolution of the shareholders general meeting (minutes №3 of July 10, 2003) for the members of the Board of directors the following norms (percent) of deductions are approved for calculating quarterly and annual remuneration to the members of the Board of directors:

- in the amount of 0,006% of the Company's proceeds from the sales of goods, products, works and services for the report quarter as per the data of the Company's accounts to each member of the Board of directors;
- in the amount of 0, 4% of the Company's net profit for the report year as per the data of the Company's accounts for the entire structure of the Company's Board of directors.

THE COMPANY'S MANAGEMENT BOARD

The amount of income of all members of the Management board for 2002: ***7 379 414 rubles.***
The amount of income of all members of the Management board for 2003 will be provided in the report for quarter I of 2004.

In accordance with article 6 of the Provision on the Company's Management board of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of march 26, 2003 (minutes №2 of march 27, 2003) the members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

Remuneration is fixed in percent of the Company's net profit for the report quarter as per the data of the Company's accounts and is paid quarterly.

The size of the paid remuneration and also its distribution between the members of the Management board is defined by the resolution of the Company's Board of directors by the proposal of the Chairman of the Management board.

The norms (percent) of deductions for calculating remunerations are defined by the resolution of the Board of directors.

By the resolution of the Board of directors (minutes №2 of July 15, 2003) the norms (percent) of deductions for calculating quarterly remuneration for the entire structure of the Company's Management board are defined in the amount of 0,43% of the net profit for the report quarter as per the data of the Company's accounts.

The data on income of persons being members of several management bodies of the issuer are provided in the data on joint management body – the company's Board of directors.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Internal control over financial-economic activity of OJSC "VolgaTelecom" is carried out by:

1. Auditing committee elected at annual meeting of shareholders;
2. Department of internal audit – structural subdivision independent of the Company's executive bodies, its activity is controlled by the Board of directors. The department of internal audit checks financial-economic activity of OJSC "VolgaTelecom" branches and their structural subdivisions.

The tasks and the functions of the specified structural subdivision, the procedure of its activity, the procedure of employees appointment and the requirements specified to them are defined by the internal document (Provision on the Department of internal audit), approved by the Company's Board of directors.

External control:

For checking and confirming the correctness of the annual financial statements, the Company yearly involves professional auditor. Auditing company CJSC "Ernst & Young Vneshaudit" is approved as the Company's auditor for 2003.

The competence of the auditing committee includes:
- checking the reliability of data contained in the reports and other financial documents of the Company;
- identifying the facts of breaking the order of keeping the accounts and providing financial statements as established by Russian Federation legal acts;
- checking the observation of legal norms while calculating and paying the taxes;
- evaluation of economic expediency of the Company's financial-economic operations.

Checking (audit) of the Company's financial-economic activity is carried out by the Auditing committee based on the results of the Company's activity for a year.

Checking (audit) of the Company's financial-economic activity is also carried out at any time:
- By the initiative of the Company's Auditing committee;
- By the resolution of the Company's shareholders general meeting;
- By the decision of the Company's Board of directors;
- By the demand of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of voting shares of the Company concerning all issues of the competence of the general meeting of shareholders by the date of presentation of the requirement.

By the request of the Auditing committee, the persons occupying posts in managing organs of the Company are obliged to provide documents on financial-economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and procedure of remuneration payment to the members of the Auditing committee are defined by the Provisions on the Auditing committee of the Company, approved by the general meeting of shareholders.

Article 17 of the issuer's Charter:

"For carrying out control over financial-economic activity in the Company there is created an Auditing committee, special structural subdivision carrying out the functions of internal control and also an independent auditor is involved.

The Auditing committee is an independent body of the Company's control, elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders in the quantity of 5 persons.

The authority of separate members or of the entire structure of the Auditing committee may be early terminated by the resolution of the shareholders general meeting.

In case of early termination of authorities of the members of the Auditing committee, the authority of a new structure of the Auditing committee is effective till the next annual general meeting of shareholders.

In case when the quantity of the members of the Auditing committee becomes less than the half of the elected members of the Auditing committee, the Board of directors is obliged to call extraordinary general meeting of shareholders to elect the new structure of the Auditing committee. The remaining members of the Auditing committee carry out their functions till the election of the new structure of the Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee includes:

- checking the reliability of data contained in the reports and other financial documents of the Company;

- identifying the facts of breaking the order of keeping the accounts and providing financial statements as established by Russian Federation legal acts;

- checking the observation of legal norms while calculating and paying the taxes;

- identifying the facts of breaking Russian Federation legal acts in accordance to which the Company carries out financial-economic activity;

- evaluation of economic expediency of the Company's financial-economic operations.

Checking (audit) of the Company's financial-economic activity is carried out by the Auditing committee based on the results of the Company's activity for a year.

Checking (audit) of the Company's financial-economic activity is also carried out at any time:

By the initiative of the Company's Auditing committee;

By the resolution of the Company's shareholders general meeting;

By the decision of the Company's Board of directors;

By the demand of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of voting shares of the Company concerning all issues of the competence of the general meeting of shareholders by the date of presentation of the requirement.

By the request of the Auditing committee, the persons occupying posts in managing organs of the Company are obliged to provide documents on financial-economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and procedure of remuneration payment to the members of the Auditing committee are defined by the Provisions on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations, the special structural subdivision is created in the Company, not dependent on executive bodies of the Company. Its activity is supervised directly by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

The auditor carries out auditing of financial-economic activity of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.

The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, include the size of payment for its services, and are approved by the Board of directors of the Company.

Auditing of the Company's activity should be carried out at any time by the demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his power of attorney should be enclosed too".

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Greseva Lyubov Alexandrovna
Year of birth: ***1976***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***LLC "Permlescontract"***
Post: ***deputy to the chief accountant***

Period: ***1999 – 2000***

Post: *acting chief accountant*

Period: *2000 - 2000*
Organization: *LLC "Prikamie – Lada Plus"*
Post: *chief accountant*

Period: *2000 - 2002*
Organization: *LLC "Sargona – Pro"*
Post: *chief accountant*

Period: *2002 – 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *chief expert of the sector of internal audit of the Department of internal audit and economic analysis*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *chief expert of the sector of internal audit of OJSC "Sviayzinvest" dependent companies of the Department of internal audit*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Podosinov Sergey Vladimirovich
Year of birth: *1971*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 1999*
Organization: *Territorial State tax inspection № 4 of Central Administrative District of Moscow*
Post: *state tax inspector of documentary checks sector*

Period: *1999 – 2000*
Organization: *Territorial State tax inspection № 4 of Central Administrative District of Moscow*
Post: *state tax inspector of the sector of on-site checks of legal entities*

Period: *2000 – 2001*
Organization: *OJSC "Sviayzinvest"*
Post: *chief expert of the sector of internal audit and economic analysis*

Period: *2001 – 2003*
Organization: *OJSC "Sviayzinvest"*

Post: *chief expert of the sector of internal audit of the Department of internal audit and economic analysis*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *chief expert of the sector of internal audit of dependent companies of Inter-Regional Companies and OJSC "Rostelecom" of the Department of internal audit*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Tareeva Larisa Valerievna
Year of birth: *1977*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1999 - 2001*
Organization: *OJSC "Sviayzinvest"*
Post: *specialist of the 1-st category of the sector of dependent companies assets management of the Department of direct investments and property of dependent companies*

Period: *2001 – 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *lead specialist of the sector of direct investments and property of the Department of corporate financing and direct investments*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *chief specialist of the Department of direct investments and property*

Period: *2003 – present time*
Organization: *CJSC "Public telephone Saratov"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Volgograd GSM"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Uralvestcom"*
Post: *member of the Board of directors*

Period: *2003 – present time*

Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Samara – Telecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Yugsviayzstroi"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Health-improving complex "Orbita"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Feklin Alexander Vasilievich
Year of birth: ***1947***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of control-auditing sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***0.0000085%***
Stake of the issuer's ordinary shares: ***0.000011%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the auditing committee for 2002: ***291 774 rubles.***
The amount of income of all members of the auditing committee for 2003 will be provided in the report for quarter I of 2004.

In accordance with article 7 of the Provisions on the auditing committee of the new wording as approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of March 26, 2003 (minutes №2 of March 27, 2003), the members of the auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the auditing committee.

A member of the auditing committee gets remuneration in the amount of 50% of the size of remuneration stipulated for a member of the Board of directors.

Remuneration to the members of the auditing committee is paid during the period and in the procedure established for payment of remuneration to the members of the Board of directors.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

In this report period the information is not provided.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's authorized capital.

VI. Data on the issuer's participants (stockholders) and on transactions made by the issuer in which fulfillment there was an interest

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) on the date of the end of the report quarter: *32 328.* Out of them *39* are nominee shareholders.

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:
Open Joint Stock Company "Investment company of communication"
OJSC "Sviayzinvest"

Location: ***Russian Federation, 119121, Moscow, Plyushchikha str., 55, bld. 2***
Identification Taxpayer Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's authorized capital: ***38, 0035%***
The size of the stake of the issuer's ordinary shares: ***50, 6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated names:
Ministry of property relations of Russian Federation
Location: ***Russian Federation, 103865, Moscow, Nikolskyi pereulok, 9***
The size of the stake of the issuer's shareholder (participant) in the authorized capital of the issuer: ***50%+1 share***
The size of the stake of ordinary shares with the issuer's shareholder (participant):
50%+1 share
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:
Mustcom Limited
Location:
3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus
The size of the stake of the issuer's shareholder (participant) in the authorized capital:
25%+1 share
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share

The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Fund of Federal property
Location: ***Russian Federation, 119049, Moscow, Leninskyi avenue, 9***
The size of the stake of the shareholder (participant) in the issuer's authorized capital:
25%-2 shares
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(shareholder of record)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***123022, Moscow, Krasnaya Presnya str., bld. 31***
The size of the stake of the issuer's participant (shareholder) in the issuer's authorized capital: ***16,0159%***
The size of the stake of the issuer's ordinary shares: ***17,9026%***

3. Full and abbreviated names:
(shareholder of record)
Closed Joint Stock Company "Depository – Clearing Company"
Location: ***125047, Moscow, the 1-st Tverskaya – Yamskaya str., 13***
The size of the stake of the issuer's participant (shareholder) in the issuer's authorized capital: ***8.4769%***
The size of the stake of the issuer's ordinary shares: ***5,6565%***

4. Full and abbreviated names:
(shareholder of record)
Closed Joint Stock Company "Brunswick UBS Nominees"
Location:
115054, Moscow, Kosmodamianskaya naberezhnaya, bld., 52, constr. 4
The size of the stake of the issuer's participant (shareholder) in the issuer's authorized capital: ***6.0678%***
The size of the stake of the issuer's ordinary shares: ***4,3726%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's authorized capital being in state (**federal**) property:
0,6004232 %

Full name:

Russian Federation represented by
Russian Fund of Federal property

Location:

119049, Moscow, Leninskyi avenue, 9

The size of the stake of the issuer's authorized capital being in state (**RF subjects**) property:

0,0000015 %

Full name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of favoring the investments

Location:

603086, Nizhny Novgorod, Sovnarkomovskaya str., bld. 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company ("golden share"):

is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 24, 1998 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 25, 1998.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston Securities"	14,2%	18,98%
3.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	5,81%	7,74%

On June 22, 1999 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28, 2000 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1,2000.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - shareholder of record:	18,3%	20,9%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick Warburg Nominees" - shareholder of record:	5,5%	1,3%
	Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - shareholder of record:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit	18,5%	21,2%

	Swiss First Boston AO" - shareholder of record:		
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depository-Clearing Company" CJSC "DCC" – shareholder of record	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - shareholder of record:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September10, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - shareholder of record:	18,3%	21,0%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - shareholder of record:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company" CJSC "DCC"	4,9%	6,6%

3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,0%	18,7%

6. Data on the transactions made by the issuer in which there was an interest

№	Contracting party	Contracting party's organizational-legal form	Contract №	Signature date	Effective date	Provided services	Contract amount, VAT including	The amount of transaction in % of balance sheet assets	Note
1	RTK-Leasing	OJSC	904-204/03	05.11.03.	28.11.03.	Financial rent (leasing) of movables (Central ATX Alcatel 1000 S 12, Medvedkovo town of the Republic of Maryi El)	65 156 083,20	0,33	The contract becomes effective since the signature date
2	RTK-Leasing	OJSC	905-204/03	05.11.03.	28.11.03.	Financial rent (leasing) of movables (ATX – Engels, Alcatel 1000 S 12, Saratov city)	57 452 046,00	0,29	The contract becomes effective since the signature date
	Total in rubles						122 608 129,20		

6.6.

The resolutions on the approval of transaction in the fulfillment of which there was an interest, and namely – signing the contract of financial rent (leasing) with OJSC "RTK-LEASING" for the acquisition of switching equipment for the branch in the republic of Maryi El (Central ATX Alcatel 1000 S12, Medvedkovo town) and on the approval of transaction in the fulfillment of which there was an interest, and namely – signing the contract of financial rent (leasing) with OJSC "RTK-LEASING" for the acquisition of switching equipment for the branch in Saratov (ATX – Engels Alcatel 1000 S12) were adopted by the Company's Board of directors on October 30, 2003 (minutes № 14).

The following circumstances served as the grounds for qualifying the contracts concluded with OJSC "RTK-LEASING" as the transactions in the fulfillment of which there was an interest:

- Affiliated entity – Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest") possessing over 20% of voting shares of OJSC "VolgaTelecom", had over 20% of shares of legal entity – OJSC "RTK-LEASING" being a party in the transaction;
- Affiliated persons of OJSC "Sviayzinvest" possessing over 20 % of OJSC "VolgaTelecom" voting shares occupied posts in management bodies of OJSC "RTK-LEASING" - Yurchenko Evgeny Valerievich who is simultaneously the Chairman of the Board of directors of OJSC "VolgaTelecom".

6.7. Data on the size of the accounts receivable

In this report period the information is not provided.

VII. The issuer's accounting reporting and other financial information

7.1. The issuer's annual accounting reporting

The issuer's annual accounting reporting is not provided in the report quarter.

7.2. The issuer's quarterly accounting reporting for the last accomplished report quarter

The issuer's quarterly accounting reporting is not provided in the report quarter.

7.3. The issuer's summary accounting reporting for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting reporting with other legal entities.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the date of ending of the last accomplished fiscal year

The information will be provided in the report for quarter I of 2004.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter capital (share fund).

The size of the issuer's charter capital as of the date of ending of the last report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign right of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the corresponding category (type): ***10,3733 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the corresponding category (type):

"JP Morgan Chase Bank"

USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the corresponding category (type):

In October 1997 the Program of American Depositary Receipts of Level 1 ***(Level I ADR Program)*** *for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the corresponding category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not related to securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not file earlier to obtain the related permission of Russia's FCSM. Currently, the issuer's legal advisor is engaged in the issue of obtaining such permission.

The name of a foreign trader (trade organizer) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

Since April 2002 the Depository Bank is JP Morgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1998:**
The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): **87 508 200**
Total face value (rubles): ***437 541 000***
The size of the stake in the charter capital: ***75.000064 %***
Preferred shares (pieces): **29 169 300**
Total face value (rubles): ***145 846 500***
The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that made the decision on the change of the size of the issuer's charter capital:

Shareholders general meeting

The date of making up and the number of protocol of the meeting (session) of the issuer's management body when the decision was made on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also on other funds of the issuer

The information will be provided in the report for quarter I of 2004.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's highest management body

1. Shareholders general meeting is the highest management body of the Company.
2. Notification on holding shareholders general meeting should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

During the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons against the signature, or should be published in "Rossiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative, demand of the Company's auditing committee, the Company's auditor, and also by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Proposals on including the issues into the agenda of the annual general meeting of shareholders and proposals on nominating the candidates into the Company's bodies, elected by

shareholders general meeting may be made, and the demands on holding extraordinary general meeting may provided by:
- mail to the address (location) of the Company's single executive body, contained in a single state register of legal entities;
- delivering against signature to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of submission of the demand on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's board of directors, should be held within 70 days since the date of submission of the demand on holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to put the issues on the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the corresponding body as established by this Charter. Such proposals should come to the Company not later than in 60 days following the fiscal year end.

Proposals on putting the issues on the agenda of the annual general meeting of shareholders and on nominating the candidates to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The demand on holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of federal law "On joint stock companies". The proposal on nominating the candidates to the Company's bodies elected by shareholders general meeting, contained in the demand on holding extraordinary general meeting of shareholders, is covered by the corresponding requirements of article 53 of federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting reporting check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for adopting the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization			The structure of the Management board (directorate) of the organization			Single executive body of the organization		
	In charter capital of the organization, %	Of ordinary shares of the organization, %	In Charter capital of OJSC "VolgaTelecom", %	Of ordinary shares of OJSC "VolgaTelecom", %	Name, year of birth	Person's share		Name, year of birth	Person's share		Name, year of birth	Person's share	
						In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman - Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna -1953 ;	- - - -	- - - -	Petrov Mikhail Victorovich –1973; Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimirovna-1971; Ponomarenko Anatolyi Anatolyievich-1971 ; Ershov Oleg Vladimirovich-1977..	- - - - -	- - - - -	Petrov Mikhail Victorovich –1973;	-	-

					Kozin Vladimir Vladimirovich – 1970.; Petrov Mikhail Victorovich –1973.								
Limited Liability Company "Udmurtskie cellular networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str.,, 206	100	-	-	-	Chairman – Fomichev Sergey Mironovich-1939; Pozdeev Arkadyi Nikolaevich-1947; Petrov Mikhail Victorovich-1973.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Pozdeev Arkadyi Nikolaevich-1947.	-	-
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Nazarov Igor Nikolaevich-1963.	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilova str., 20	100	100	0,000558	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Gorshenin Vladimir Serafimovich-1950.	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Kushavina Juliya Alexandrovna - 1974; Popov Alexey Vladimirovich - 1971.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman –Kirillov Alexander Ivanovich -1956; Kurmuzakov Alexander Nikolaevich-1956; Loginov Sergey Mikhailovich-1964.	- 9 30	- 9 30	The Company's Charter does not stipulate joint executive body			Baizigidova Galina Nikolaevna-1964.	-	-

Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	Chairman – Mozgachev Gennadyi Nikolaevich-1954; Konovalov Sergey Nikolaevich-1953; Shuleshov Nikolai Mikhailovich-1949 ; Torosyan Andrey Tsolakovich-1963; Tukachinskyi Alexander Mikhailovich-1971.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Semenov Viyacheslav Iliich-1940.	-	-
Limited Liability Company Private security enterprise "ROS" (LLC PSE "ROS"), Penza, Dzershinskogo str., 30	60	-	-	-	The Board of directors is not elected due to the preparation to liquidation			The Company's Charter does not stipulate joint executive body	Shpagin Alexander Borisovich-1962.	-	-
Limited Liability Company "Vyatskaya cellular communication"(LLC "VCC"), Kirov, Uralskaya str., 1	51	-	-	-	Chairman – Popovskyi Valeryi Petrovich-1941 ; Arapov Yuryi Vasilievich-1962; Golubeva Svetlana Nikolaevna-1965; Fursova Tatiana Alexeevna-1958; Dremin Alexander Ivanovich -1948.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Dremin Alexander Ivanovich -1948.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Vilkov Nikolai Ivanovich -1954.	-	-

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Kukina Elena Alexandrovna-1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949.	- - - - -	- - - - -	Chairman - Ivanov Dmitryi Vladimirovich-1971; Pivovarova Marina Gennadievna – 1959; Sokolov Vladimir Nikolaevich – 1950; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967.	- - - - -	- - - - -	Ivanov Dmitryi Vladimirovich-1971 .	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	51	51	-	-	Chairman – Karyukanov Anatolyi Sergeevich-1941; Kukina Elena Alexandrovna-1977 ; Petrov Mikhail Victorovich-1973; Maslennik Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body			Efimov Vladimir Borisovich-1954.	2	2
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Shevtsov Valeryi Kirillovich-1948.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 share	50% + 1 share	-	-	Chairman – Lyulin Vladimir Fedorovich -1938; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich - 1970; Petrov Mikhail Victorovich –1973; Gadylyshin Murat Asfandiarovich- 1958; Shaidullin Lenart Zaineevich-1943 ; Rybakin Vladimir Iliich - 1955; Belobokov Andrey Yakovlevich – 1958; Vlasov Alexander Vladimirovich – 1967; Bespalov Alexey Petrovich – 1974; Zalyalov Rinat Giniyatovich – 1949.	- - - - - - - - - -	- - - - - - - - - -	The Company's Charter does not stipulate joint executive body	Shaidullin Lenart Zaineevich-1943 .	-	-

Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiseleva str., 40	50% +1 share	50	-	-	Chairman – Korolkov Oleg Animpadistovich – 1941; Antony Georgeo- 1947 ; Molozanov Alexander –1962 ; Ivanov Vladimir Romanovich-1936 ; Tareeva Larisa Valirievna -1977; Petrov Mikhail Victorovich-1973.	- - - - - - -	- - - - - - -	The Company's Charter does not stipulate joint executive body	Kalinin Andrey Evgenievich-1955.	-	-
Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander -1962; Lyulin Vladimir Fedorovich-1938; Kukina Elena Alexandrovna—1977; Karashtin Mikhail Pavlovich -1949 ; Ivanov Vladimir Romanovich-1936 ; Antony Deorgeo- 1947.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiseleva str., 40	50	50	-	-	Chairman – Mariana Tsmyak- 1942; Gart Cable Self-1960; Grigorieva Lyubov Ivanovna- 1953; Komarov Igor Evgenievich-1966.	- - - -	- - - -	Is not elected due to the lack of candidates proposed by shareholders in accordance with the Company's Charter	Korolkov Igor Olegovich-1969.	-	-

Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanova str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Zhizhko Anatolyi Gennadievich-1965 .	-	-
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	49	49	0,009761	0,003586	Tsekhomskoi Nikolai Victorovich -1974; Vinogradov Andrey Valentinovich-1973; Sidorov Vasilyi Vasilievich -1971; Sokovnikov Sergey Ivanovich -1963.; Biryukov Alexander Petrovich-1948; Kalashnikova Galina Nikolaevna-1961.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body			Sokovnikov Sergey Ivanovich -1963.	-	-
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	42,4	42,4	-	-	Chairman - Grechushev Nikolai Fedorovich-1948; Kushavina Yuliya Alexandrovna-1974; Trapistyn Artur Vikentievich-1971; Fedorova Svetlana Andreevna-1967.; Fefelov Victor Andreevich-1941.	0,26 - - - 0,69	0,26 - - - 0,69	The Company's Charter does not stipulate joint executive body			Ponomarev Vladimir Ivanovich -1945.	0,5	0,5
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,051541	0,013601	Bolshakov Sergey Ivanovich -1955 ; Madatov Vladimir Andreevich-1965 ; Chairman - Sipatova Taisiya Mikhailovna-1954; Fariseev Valeryi Mikhailovich-1954; Fomichev	- - - 0,6	- - - 0,6	Viaylshin Alexander Pavlovich -1951; Malykh Irina Vitalievna -1954; Fariseev Valeryi Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valeryi Mikhailovich-1954.	0,6	0,6

					Sergey Mikhailovich-1939 .	-	-						
Closed joint Stock Company "Nizhegorodtelesеrvice" (CJSC "Nizhegorodtelesеrvice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Chairman - Evdokimov Oleg Lvovich-1963; Valishev Rustam Rashitovich-1958; Kushakina Yuliya Alexandrovna-1974; Zakharov Sergey Anatolievich – 1949; Solodukhin Konstantin Yurievic-1965.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body			Zakharov Sergey Anatolievich – 1949.	- -	-
Closed Joint Stock Company "Transsviayz" (CJSC "Transsviayz"), Nizhny Novgorod, Chaadaeva str., 2	40	40	-	-	Chairman - Tolstonogov Nikolai Ivanovich -1944; Sumin Yuryi Afanasievich-1957. Korsakov Sergey Yanovich-1954.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Sumin Yuryi Afanasievich-1957.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprina str., 1/3	40	40	-	-	Chairman - Nazarov Victor Markovich-1944; Shuleshov Nikolai Mikhailovich-1949 ; Gart Cable Self -1960; Mariyan-Tsnyak-1942 ; William Krocker-1951 .	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body			Sorokin Vladimir Petrovich -1944 .	-	-
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich –1956; Kurmuzakov Alexander Nikolaevich- 1956; Vasilkova Lyudmila Nikolaevna- 1951.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Kurmuzakov Alexander Nikolaevich- 1956.	-	-

Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoyi str., 257	32,4	32,4	-	-	Chairman – Vasilenkov Oleg Ilyich-1940; Gafarov Nail Anatolievich-1953; Budaev Alexander Petrovich-1948; Kolychenkov Yuryi Ivanovich-1956; Udodova Galina Nikolaevna-1963.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body			Budaev Alexander Petrovich-1948.	-	-
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanova str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan-Tsryak-1942; William Krocker-1951; Zaraiskyi Victor Yakovlevich-1949; Martynova Larisa Vladimirovna-1971.	- - - - -	- - - - -	Dubinin Vladimir Ilyich-1955; Desago Alexander Stepanovich-1957.	- -	-	Dubinin Vladimir Ilyich-1955.	-	-
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), samara, Polevaya str., 43	27,8	27,8	-	-	Chairman - Skvortsov Boris Vladimirovich-1941; Tareeva Larisa Valerievna-1977; Kiryushin Gennadyi Vasilievich-1949; Klishin Vitalyi Mikhailovich-1974; Khusainov Mikhail Achilovich-1961; Vitevskyi Alexander Vladimirovich-1962; Skvortsov Andrey Borisovich-1964.	- - - - - - 1,7	- - - - - - 1,7	The Company's Charter does not stipulate joint executive body			Skvortsov Andrey Borisovich-1964.	1,7	1,7

Closed Joint Stock Company "Erickson sviyaz" (CJSC "Erickson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity						
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Syskov Victor Sergeevich – 1967 .	79,14	79,14
Limited Liability Company Commercial-production company "NN-Rossviyazinform " (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Alyshev Vadim Petrovich -1950.	80	80
Closed Joint Stock Company "Sotel-Nizhny Novgorod" (CJSC "Sotel-Nizhny Novgorod"), Sovietskaya sq., 2	20	20	-	-	Arapov Yuryi Vasilievich-1962; Barsukov Anatolyi Gennadievich-1946 ; Chairman - Lyulin Vladimir Fedorovich-1938; Sviridov Georgyi Victorovich-1970 ; Tolstonogov Nikolai Ivanovich -1944.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Barsukov Anatolyi Gennadievich-1946.	-	-
Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman - Tolstonogov Nikolai Ivanovich -1944; Bakhaev Mikhail Anatolievich-1952 ; Denisov Yuryi Sergeevich-1940; Korshunov Sergey Maximovich-1944; Tulyakov Yuryi Mikhailovich-1946 .	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Tulyakov Yuryi Mikhailovich-1946.	-	-

Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk str., 68	17	17	-	-	Abdrashitov Rafail Fenoevich -1968; Chairman – Kosytsyna Tatiana Andreevna-1957.; Kuperman Valentin Vladlenovich-1956; Poverinov Evgenyi Nikolaevich-1952; Sheinikova Liliya Zinovievna-1956.	- - - - 7,27	- - - - 7,27	The Company's Charter does not stipulate joint executive body	Sheinikova Liliya Zinovievna-1956.	7,27	7,27
Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,92	16,92	-	-	Voevodin Alexey Mikhailovich- 1954; Chairman - Limanskyi Nikolai Sergeevich-1948; Ershov Andrey Yurievich -1971; Velichko Victor Grigorievich-1956; Petrov Boris Valerievich-1971.	18,46 61,54 - - -	18,46 61,54 - - -	The Company's Charter does not stipulate joint executive body	Voevodin Alexey Mikhailovich- 1954.	18,46	18,46

Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Zabolotnyi Igor Victorovich-1967; Kuzmenko Yuryi Vasilievich-1949; Chaiman-Martyrosyan Vaagn Artavazdovich-1951; Pirlyu Konstantin Vladimirovich-1956; Prilipko Victor Ivanovich-1944; Putilov Vladimir Yakovlevich-1947; Rybakina Olga Matveevna-1955; Ryazantsev Pavel Alexandrovich-1948; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate joint executive body	Prilipko Victor Ivanovich -1944.	-	-
Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-

Closed Joint Stock Company "Saratov system of cellular communication" (CJSC "SSCC"), Saratov, 50 years of October avenue, 110a	15	15	-	-	Avanesov Yuryi Sergeevich-1947; Arapov Yuryi Vasilievich-1962; Kasin Mikhail Gavrilovich-1951; Korolkov Oleg Animpadistovich-1941; Umnov Sergey Georgievich-1950; Chairman - Umnov Georgyi Arkhipovich-1927; Fomin Yuryi Arkadievich-1944.	- - - - - - 5	- - - - - - 5	The Company's Charter does not stipulate joint executive body	Fomin Yuryi Arkadievich-1944.	5	5
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-	Kondratiev Alexey Ivanovich; Mozgachev Gennadyi Nikolaevich-1954; Taraskina Vera Ivanovna	28,57 - 28,57	28,57 - 28,57	The Company's Charter does not stipulate joint executive body	Taraskina Vera Ivanovna	28,57	28,57

Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pr., 7	11,09	11,09	-	-	Chairman - Adzhimov Alexander Sergeevich-1955; Amaryan Ruben Andronikovich-1949 ; Dedoborshch Vasilyi Grigorievich-1929; Mavlyutov Khamzya Izmailovich-1951; Mikhalevskyi Petr Valerievich-1975; Savlukov Nikolai Victorovich-1958; Soloviev Sergey Prokofievich-1946; Terekhov Vladimir Vladimirovich-1958; Fedoseev Alexander Petrovich -1956.	3,68 - 2,27 - - - 3,68 - -	3,68 - 2,27 - - - 3,68 - -	The Company's Charter does not stipulate joint executive body	Soloviev Sergey Prokofievich-1946 .	3,68	3,68
Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorova str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						

Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexey Georgievich-1954; Ishmaev Yuryi Alfatovich-1953; Daniel Horemans -1960; Skvortsov Andrey Borisovich-1964; Skvortsov Boris Vladimirovich-1941; Kapustina Valentina Ivanovna-1948.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Mostovoyi Grigoryi Mikhailovich-1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation						
Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi per., 1	7,4	7,4	-	-	Chairman - Pozhidaev igor Veniaminovich-1963; Sladkov Alexey Yurievich -1961.; Razumovskyi Lev Grigorievich-1962. Onikul Boris Vitalievich-1964; Kharchenko Sergey Nikolaevich-1969.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Razumovskyi Lev Grigorievich-1962.	-	-

Closed Joint Stock Company “RusLeasingSviayz” (CJSC “RusLeasingSviayz”),, Moscow, B-49, 2-nd Spasonalivkovskyi per., 6	7,3	7,3	-	-	Dubovoyi Konstantin Gennadievich-1951. Ismailov Vladimir Alexandrovich-1966; Kuzyaev Sergey Ivanovich-1962.; Kurashova Valentina Victorovna-1952.; Chairman - Lopatin Alexander Vladimirovich-1964; Polnykov Alexander Ilyich-1943 ; Robert J Hodzik-1949; Tishkin Oleg Vladimirovich-1963; Yurchenko Evgenyi Valerievich-1968 .	- - - - - - - - -	- - - - - - - - -	The Company’s Charter does not stipulate joint executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-
Limited Liability Company “PAKT” (LLC “PAKT”), Penza, Stroiteleyi pr., 130-248	6,25	-	-	-	Antonov Gennadyi Mikhailovich-1954; Belogrivtseva Lyubov Nikolaevna-1952; Chairman -Romasin Andrey Yurievich -1981; Nazarov Victor Markovich-1944; Gvozdev Yuryi Nikolaevich-1950. Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich-1974.	- 12,5 18,75 - 18,75 25 6,25	- - - - - - -	The Company’s Charter does not stipulate joint executive body	Gvozdev Yuryi Nikolaevich-1950.	18,75	-

Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way

8.1.6. Data on essential transactions made by the issuer

In the report period the issuer did not make essential transactions (a group of interrelated transactions), the size of liabilities under which makes up 10 and more percent of the book value of assets as per the data of accounting reporting for the previous report period (quarter III of 2003).

8.1.7. Data on the issuer's credit ratings

The object of giving credit rating: ***the issuer and securities (bonds)***
The value of credit rating as of the date of the report quarter end:
As per Russian scale "ruA -". Stable forecast.

The background of credit rating value change:
The object of giving credit rating: ***the issuer***
Credit rating value, the date of giving (changing) credit rating value:
- rating "B -". Forecast "Stable". 12.03.2002
- rating "B.. Forecast "Stable". 12.02.2003
Full and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).
Other data on credit rating: *none*

The object of giving credit rating: ***the issuer and securities (bonds)***
Credit rating value, the date of giving (changing) credit rating value:
As per Russian scale "ruA -". Stable forecast. 13.03.2003
Full and abbreviated name, location of organization having given the credit rating:
Standard&Poor's,
Water Street,
New York, NY,
United States
125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition,

management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:
A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.
Other data on shares provided by the issuer at its own discretion.

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.
The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares. This right arises for the owners of A type preferred shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:
A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue ***№ 4***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-04-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

236

The amount of securities issue at face value:

590 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue ***№ 5***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 6***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
20.10.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 7***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-07-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
120
The amount of securities issue at face value:
300 000 rubles
Time period (date) of the issue securities pay off:
27.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 8***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-08-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
11
The amount of securities issue at face value:

44 000 rubles

Time period (date) of the issue securities pay off:

24.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 13***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 15***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***15 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 –04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 16*

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *16– O*

Type: *interest rate*

Form: *registered paperless*

State registration number of securities issue:

№ 4-16-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

250

The amount of securities issue at face value:

625 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 – 04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 23*

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *23 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 26*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***26 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-26-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
35
The amount of securities issue at face value:
315 000 rubles
Time period (date) of the issue securities pay off:
25.10.2002 – 15.04.2004
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):
1 189 898 pieces
Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):
1 089 026 600 rubles

Issue **№ 1:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-01-00137-A
State registration date of securities issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-02-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

498 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 245 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-03-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:
Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 9:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-09-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

321 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

802 500 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:
Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 10:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-10-00137-A
State registration date of securities issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
488 pieces
Face value of each valuable paper of the issue:
2 500 rubles
The amount of securities issue at face value:
1 220 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-11-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

280 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

700 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-12-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

334 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

835 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-14-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the

Issue № 17:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-17-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

40 pieces

Face value of each valuable paper of the issue:

5 000 rubles

The amount of securities issue at face value:

200 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-18-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

182 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 092 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-19-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

70 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

420 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64

of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-20-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

405 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 430 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-21-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

[illegible]

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-22-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

417 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 502 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № **24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-24-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

3 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-25-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

180 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 080 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for

telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

Выпуск **№ 27:**

State registration number of securities issue:

№ 4-27-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

143 890 pieces

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-28-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address to which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue № 29:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-29-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address on which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:
Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-30-00137-A
State registration date of securities issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
5 995 pieces
Face value of each valuable paper of the issue:
2 500 rubles
The amount of securities issue at face value:
14 987 500 rubles
The rights assigned for each valuable paper of the issue:
1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone

network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-31-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № 32:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-32-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond

Periodicity of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

Issue **№ 33:**

State registration number of securities issue:

№ 4-33-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *2 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-34-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-35-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-36-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-37-00137-А

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-38-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-39-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № **40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-40-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № **41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-41-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-42-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of securities issue:

№ 4-43-00137-A

State registration date of securities issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.

The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.

The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.

The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.

In case non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the person

provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depository executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depository's location:

RF, 117049, Moscow, Zhitnaya str., bld., 12

The number of license of professional participant of securities market for carrying out the activity of a depository at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depository's license for carrying out the activity of a depository:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str.,3
Mail address: 115035, Moscow, Sadovnicheskaya str.,3
The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums under the Bonds. NDC depositor and/or other person not authorized by its clients to receive the repayment sums under the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the person, authorized to receive the repayment sums under the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums under the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums under the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums under the Bonds;
c) the location and the mail address of the person, authorized to receive the repayment sums under the Bonds;
d) requisites of the bank account of the person, authorized to receive the repayment sums under the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) identification number of the taxpayer of the person, authorized to receive the repayment sums under the Bonds;
f) tax status of the person, authorized to receive the repayment sums under the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).

The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC.
In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to a person who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums under the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one person is authorized to receive the repayment sums under the Bonds from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bonds, the procedure and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/100\ \%$

where

j – serial number of coupon period, j=1...12

Kj – the sum of coupon payment for each Bond

Nom – face value of one Bond

C j – the size of the interest rate of the j-th coupon, in per cent annual

T(j -1) – the start date of the the j-th coupon period

T(j) – the end date of the j-th coupon period

The payment sum under the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

If the payment date of coupon yield on any of the twelve coupons under the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums under the Bonds. NDC depositor and/or other person not authorized by its clients to receive the repayment sums under the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.
The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to a person who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day since the date of coupon yield under the Bonds payment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of coupon yield under the Bonds payment, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums under the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one person is authorized to receive coupon yield sums under the Bonds from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.
The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield under the twelfth coupon.
The yield under the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed (default) obligations under the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue **№ 43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield under 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations under the bonds, the guarantor (company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.

The company takes upon itself to be responsible to the Bonds owners under the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;

- for the payment of coupon yield under the Bonds;

- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of income under the Bonds irises only in the following cases:

- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or

- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income under them, or

- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or

- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.

In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.

Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield under the Bonds.

If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.

The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield under the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income under them.

The claim to the guarantor should contain the owner's application stating that the sum of payments under the bonds due to him was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income under the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number*

of bonds belonging to the owner;

*2) **Letter of advice notice** on assignment of rights for claims signed by the owner or by its representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant person any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments under the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets on the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations under the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator – Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalancheevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

The date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depository location:

RF, 117049, Moscow, Zhitnaya str., 12

Number of license of professional participant of securities market to carry out the activity of depository at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depository's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rate.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".

4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".
5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".
6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes under placed and being placed issuing securities of the issuer

During 2003 the incomes were paid to legal and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of the Tax Code of Russian Federation:

- **The procedure of taxation of natural persons:**

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income from share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (legal and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal persons:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal persons-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident)-beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and previous report (tax) period, if these amounts of dividends earlier did not participate in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (legal and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal persons – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal person**, are not considered to be organizations for applying RF Tax Code, and hence they are not considered to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal persons – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax on income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends under the issuer's shares, and also on the incomes under the issuer's bonds

For the last 5 accomplished fiscal years (1998 – 2002), the following is indicated **for the shares**:

Year 1998

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.02 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***1 750 165 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends under the issuer's shares:

From 22.07.1999 to 01.01.2000

The form and other conditions of the payment of declared dividends under the issuer's shares: ***Mixed form***

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 1998

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.08 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:

2 334 311 rubles

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends under the issuer's shares:
From 22.07.1999 to 01.12.1999

The form and other conditions of the payment of declared dividends under the issuer's shares:
Mixed form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under preferred shares: *none*

Year 1999

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***12 251 002 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends under the issuer's shares:
From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends under the issuer's shares:
Mixed form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 1999

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:
17 470211 rubles

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends under the issuer's shares:
From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends under the issuer's shares:
Mixed form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2000

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.27 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***23 626 708 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends under the issuer's shares:
From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends under the issuer's shares:
In cash, and also by other property in case of a shareholder consent

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2000

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:
30 502 509 rubles

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends under the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash, and also by other property in case of a shareholder consent

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.32 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***28 000 795 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends under the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2001

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:

27 993 888 rubles

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: *28.06.2002*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends under the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***173 802 112 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: *27.06.2003*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends under the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2002

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares: ***147 193 004 rubles***

The name of the issuer's management body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends under the issuer's shares: ***From 27.07.2003 to 31.12.2003***

The form and other conditions of the payment of declared dividends under the issuer's shares: ***In cash or by other property in case of a shareholder's consent to receive dividends in such a form***

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: *the information will provided in the report for quarter I of 2004.*

The reasons of declared dividends nondistribution:

Other data on declared and/or paid dividends under preferred shares: *none*

The issuers who issued **the bonds**, under which the income was paid, should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***bearer paper***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of income paid under the bonds of the issue: ***interest (coupon)***

The size of income due to payment in cash under the issue bonds as per one bond: ***41,14 rubles (16,5%)***

The total size of income due to payment in cash under all bonds of the issue: ***41 140 000 rubles***

The time period established for the payment of income under the issue bonds: ***21.11.2003***

The form and other conditions of the payment of income under the issue bonds:

In Russian Federation currency, by non-cash method

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) - 41 140 000 rubles

The reasons of income non-payment: *the income was paid completely*

Other data on income under the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***1 220 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 4 of year 2003 - 6 768 rubles

Reasons of income non-payment:

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 - 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117.7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***
Total size of income paid for all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 52 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble

Other data on income under the issue bonds:
The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***20 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-20-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***405 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***2 430 000 rubles***
Type of income paid under the issue bonds: ***interest***
The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***
The time period established for the payment of income under the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***
Total size of income paid under all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 1 144 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 52 rubles

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 728 000 rubles***
Type of income paid under the issue bonds: ***interest***
The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***
The time period established for the payment of income under the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***
Total size of income paid under all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 5 441.34 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 1 701,93 rubles

Other data on income under the issue bonds:
The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***22 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid under all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 44.19 rubles

Quarter 2 of 2003 – 69.37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

Reasons of income non-payment:

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid under all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 364.38 rubles

Quarter 2 of 2003 – 109.13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on income under the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of year 2003***

Total size of income paid under all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 92.54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble

Other data on income under the issue bonds:
The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***1 - C***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-27-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***143 440 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***14 344 000 rubles***
Type of income paid under the issue bonds: ***interest***
The size of income which was due to payment under the issue bonds in money form as per one bond: ***1 ruble per year***
The total size of income which was due to payment under the issue bonds in money form for all the bonds of the issue: ***663 632 rubles 42 kopecks***
The time period established for the payment of income under the issue bonds:
From 30 .06.2003 to 30.06.2005
The form and other conditions of the payment of income under the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of income paid under all bonds of the issue for each report period for which such income was paid:
Quarter 3 of 2003 - 34 619,1 rubles
Quarter 4 of 2003 - 19 427,85 rubles

Other data on income under the issue bonds: ***The payment of income under the issue bonds is made by the issuer since 30.06.2003 – the date of starting the bonds repayment.***

Kind of securities: ***bonds***
Series: ***1 - Y***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***
Type of income paid under the issue bonds: ***interest***
The size of income which was due to payment under the issue bonds in money form as per one bond: ***0.1 ruble***
The size of income which was due to payment under the issue bonds in money form for all the bonds of the issue***: 1824.6 rubles***
The time period established for the payment of income under the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of income paid under all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 0 ruble
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 – 39.7 rubles
Quarter 4 of 2003 – 1 277,4 rubles

Other data on the income under the issue bonds: *none*

8.10. Other data

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, as the result of this consolidation:

- the following state registration numbers assigned to the issues of ordinary registered paperless shares were cancelled:

32-1-1375 of September 30, 1996;
1-03-00137-A of October 25, 2002;
1-04-00137-A of October 25, 2002;
1-05-00137-A of October 25, 2002;
1-06-00137-A of October 25, 2002;
1-07-00137-A of October 25, 2002;
1-08-00137-A of October 25, 2002;
1-09-00137-A of October 25, 2002;
1-10-00137-A of October 25, 2002;
1-11-00137-A of October 25, 2002;
1-12-00137-A of October 25, 2002.

The said issues of ordinary registered paperless shares of the issuer are assigned state registration number **1-01-00137-A of November 14, 2003;**

- the following state registration numbers assigned to the issues of preferred registered paperless shares were cancelled:

32-1-1375 of September 30, 1996;
2-03-00137-A of October 25, 2002;
2-04-00137-A of October 25, 2002;

2-05-00137-A of October 25, 2002;
2-06-00137-A of October 25, 2002;
2-07-00137-A of October 25, 2002;
2-08-00137-A of October 25, 2002;
2-09-00137-A of October 25, 2002;
2-10-00137-A of October 25, 2002;
2-11-00137-A of October 25, 2002;
2-12-00137-A of October 25, 2002.

The said issues of preferred registered paperless shares of the issuer are assigned state registration number **2-01-00137-A of November 14, 2003.**

On November 26, 2003 CJSC "Registrar-Sviyaz" carried out the operation of consolidation of the above stated additional issues of the company's issuing securities in the register of owners of the issuer's registered securities.

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or by other federal laws.

OJSC "VOLGATELECOM"

ANNEX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUEING SECURITIES
FOR QUARTER IV OF YEAR 2003

nnex to item 1.2 **Data on the issuer's bank accounts.**

№	Bank's name	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of the account's opening	Type of account	Account number
1	4	5	6	7	8	9
1	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's Branch of Savings Bank (BSB) № 8612 , Kirov, Derendayaev str.,77	4312 of 10.02.03	01.12.2002	Treasury account	40702810027020100768
2	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627170100005
3	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427350100038
4	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Nema, Mira	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810527180100001

		str.,37				
5	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Uni, Lenin str.,6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227220100012
6	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kiroskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627310100302
7	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Fakenki, Svobody str.,79	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227360100011
8	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kotelnich town, Sovietskaya str.,96	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727290100092
9	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810027030100004
10	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727330100020

11	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Omutninsk town, Volodarskogo str.,51	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810527440100071
12	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Afanasievo, Sovietskaya str.,11	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127450100021
12	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kirs, Kirov str., 8	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327460100099
14	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str.,77	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227020102498
15	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627380100008
16	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Luza town, Pushkin str.,12	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127390100013
17	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Murashi, Pugachev str.,2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327040100011

18	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nagorsk town, Leushin str.,17	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327370100011
19	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Oparino, Rose Luxemburg str., 10	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227420100016
20	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Podosinovets, Sovietskaya str.,27	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427430100071
21	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nolinsk town, Kommuny str.,1	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627260100025
22	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Slobodskoi, town, S.Khalturin str., 12	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127340100063
23	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Darovskoe, Naberezhnaya str., 7	4169 of 30.09.02	01.12.2002	Settlement subaccount	40702810427020102641

24	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427410100004
25	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427210100013
26	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Orlov town, Lenin str., 50	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627400100018
27	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Yuriya, Lenin str., 21	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327250100005
28	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627270100015
29	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727160100012
30	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Vyatskie Polyany town, Uritskogo str., 55	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810927230100072

31	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327200100013
32	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Malmyzh town, Uritskogo str.,3	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227140100024
33	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810827190100115
34	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Lebyazhie, Kirov str.,19	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810827150100016
35	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Sovietsk town, Lenin str.,29	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427070100020
36	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kiknur, Sovitskaya str.,40	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427020100008
37	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Sanchursk, Rose Luxemburg str., 16	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627120100013

38	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Yaransk town, Lenin str.,40-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627080100001
39	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Pizhanka, Sovietskaya str.,53	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810927090100005
40	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327300100010
41	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	4168 of 30.09.02	01.12.2002	Settlement subaccount	40702810127020102640
42	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Svecha, K.Marx str., 8	4170 of 30.09.02	01.12.2002	Settlement subaccount	40702810727010102642
43	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4165 of 30.09.03	01.12.2002	Settlement subaccount	40702810127020102637
44	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str.,	4166 of 30.09.02	01.12.2002	Settlement subaccount	40702810427020102638

		77				
45	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4167 of 30.09.02	01.12.2002	Settlement subaccount	40702810727020102639
46	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4163 of 30.09.02	01.12.2002	Settlement subaccount	40702810527020102635
47	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4161 of 30.09.02	01.12.2002	Settlement subaccount	40702810927020102633
48	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4162 of 30.09.02	01.12.2002	Settlement subaccount	40702810227020102634
49	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4179 of 09.10.02	01.12.2002	Settlement subaccount	40702810027020102656
50	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4170 of 30.09.02	01.12.2002	Settlement subaccount	40702810027020102643
51	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Bogorodskoe, May 1, str., 6	14 of 30.07.01	01.12.2002	Checking account	40702810327170100046
52	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Zuevka, Opalev str.,38	No number of 25.07.2001	01.12.2002	Checking account	40702810127350100105
53	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Nema, Mira	146 of 29.11.202	01.12.2002	Checking account	40702810127180100003

		str.,37				
54	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov BSB № 8612 Kirovskaya oblast, settlement Uni, Lenin str.,6	27 of 02.12.02	01.12.2002	Checking account	40702810427220100087
55	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	40702/859 of 17.07.02	01.12.2002	Checking account	40702810727310100859
56	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Falenki, Svobody str.,79	360 of 02.12.02	01.12.2002	Checking account	40702810527360100012
57	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kotelnich town, Sovietskaya str., 96	40702-092 of 02.12.02	01.12.2002	Checking account	40702810927290100067
58	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Arbazh, Zelenaya str., 2	No number	01.12.2002	Checking account	40702810527030100009
59	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Leninskoe, Gagarin str., 69	20 of 01.04.99	01.12.2002	Checking account	40702810627330100133

60	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Omutninsk town, Volodarskogo str., 51	40702-74 of 02.12.02	01.12.2002	Checking account	40702810427440100074
61	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Afanasievo, Sovietskaya str., 11	231 of 02.12.02	01.12.2002	Checking account	40702810127450100022
62	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kirs, Kirov str., 8	16-10/74 of 05.02.03	01.12.2002	Checking account	40702810827460100104
63	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4021 of 01.04.02	01.12.2002	Checking account	40702810427020102492
64	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Belaya Kholunitsa town, Glyzin str., 2	77 of 12.01.00	01.12.2002	Checking account	40702810527380100001
65	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Luza town, Pushkin str., 12	26 of 12.03.98	01.12.2002	Checking account	40702810427390100014
66	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Murashi, Pugachev str., 2	12 of 27.02.03	01.12.2002	Checking account	40702810627040100012
67	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Nagorsk,	276 of 03.12.02	01.12.2002	Checking account	40702810027370100010

		Leushin str., 17				
68	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Oparino, Rose Luxemburg str., 10	17 of 19.11.01	01.12.2002	Checking account	40702810527420100017
69	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Podosinovets, Sovietskaya str., 27	2 of 11.04.03	01.12.2002	Checking account	40702810727430100072
70	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nolinsk town, Kommuny str., 1	2122 of 03.12.02	01.12.2002	Checking account	40702810927260100026
71	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Slobodskoi town, S.Khalturin str., 12	796 of 29.01.03	01.12.2002	Checking account	40702810827340100062
72	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Darovskoe, Naberezhnaya str., 7	No number of 23.09.99	01.12.2002	Checking account	40702810427130100025
73	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 01.08.02	01.12.2002	Checking account	40702810927410100009

74	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Orichi, K.Marx str., 14	No number of 26.11.01	01.12.2002	Checking account	40702810527210100007
75	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Orlov town, Lenin str., 50	No number of 05.01.02	01.12.2002	Checking account	40702810927400100019
76	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Yuriya, Lenin str., 21	276 of 09.06.01	01.12.2002	Checking account	40702810227250100082
77	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 05.01.02	01.12.2002	Checking account	40702810327270100014
78	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Suna, Kolkhoznaya str., 2	22 of 19.06.02	01.12.2002	Checking account	40702810427160100011
79	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Vyatskie Polyany town, Uritskogo str., 55	40702-038 of 04.01.03	01.12.2002	Checking account	40702810327230100038
80	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kilmez, Zelenaya str., 17-a	2 of 15.04.03	01.12.2002	Checking account	40702810027200100012

81	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Malmyzh town, Uritskogo str., 3	10 of 15.04.03	01.12.2002	Checking account	40702810927140100094
82	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Urzhum town, Sovietskaya str., 17	10 of 10.01.03	01.12.2002	Checking account	40702810427190100104
83	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Sovietsk town, Lenin str., 29	No number of 30.10.97	01.12.2002	Checking account	40702810827070100028
84	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kiknur, Sovietskaya str., 40	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810727050100009
85	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Sanchursk, Rose Luxemburg str., 16	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810927120100014
86	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Yaransk town, Lenin str., 40-a	408 of 19.12.02	01.12.2002	Checking account	40702810827080100212
87	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Pizhanka, Sovietskaya str., 53	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810027090100002

88	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Tuzha, Kolkhoznaya str., 19	98 of 20.03.98	01.12.2002	Checking account	40702810627300100011
89	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.99	01.12.2002	Checking account	40702810327280100045
90	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4228 of 29.11.02	01.12.2002	Checking account	40702810527020102703
91	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4231 of 29.11.02	01.12.2002	Checking account	40702810127020102705
92	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	No number of 02.12.2002	01.12.2002	Checking account	40702810827020102704
93	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4229 of 29.11.02	01.12.2002	Checking account	40702810727020102707
94	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4230 of 29.11.02	01.12.2002	Checking account	40702810727020102706
95	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4233 of 2.12.02	01.12.2002	Checking account	40702810027010102708
96	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4196 of 25.10.02	01.12.2002	Checking account	40702810927020102675

97	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4236 of 03.12.02	01.12.2002	Checking account	40702810727020102710
98	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	No number of 07.02.00	01.12.2002	Treasury account	40702810700005651179
99	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	126 of 13.04.01	01.12.2002	Settlement account	40702810900006021212
.00	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	127 of 13.04.01	01.12.2002	Checking account	40702810100006041212
101	Joint Stock Commercial Bank "Vyatka-bank"	CB "Vyatka-bank", Kirovskaya oblast, Kirovo-Chepetsk town, Lenin str., 36/2	224 of 29.11.02	01.12.2002	Settlement account	40702810600038414715
102	Joint Stock Commercial Bank "Vyatka-bank"	CB "Vyatka-bank", Kirovskaya oblast, Kirovo-Chepetsk town, Lenin str., 36/2	223 of 29.11.02	01.12.2002	Checking account	40702810200038404714
103	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	125/99 of 08.07.99	01.12.2002	Settlement account	40702810392000001481
104	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Currency account	40702840192005000518
105	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Transit account	40702840492005000519
106	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Special transit account	40702840892005000520
107	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	2891 of 28.02.00	01.12.2002	Currency account	40702840227020100774
108	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	2891 of 28.02.00	01.12.2002	Transit account	40702840427020200775
109	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str.,	2891 of 28.02.00	01.12.2002	Special transit account	40702840327020300775

		77				
10	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4192 of 23.10.02	01.12.2002	Currency account	40702978327020102670
11	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4192 of 23.10.02	01.12.2002	Transit account	40702978527020202671
12	Volgo-Vyatskyi bank of Russia's Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str., 77	4192 of 23.10.02	01.12.2002	Special transit account	40702978727020302672
13	Guta Bank	Branch "Yoshkar-Ola's Guta Bank"	№ 1000 of 26.11.02	29.11.2002	Settlement account	40702810100090001000
14	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 4766/4 of 03.10.02	11.10.2002	Settlement account	40702810337180104495
15	Volgo-Vyatskyi bank of Russia's Savings Bank	Kuzhenerskoe department 6068/012	No number of 28.01.00	28.01.2000	Subaccount	40702810337130101011
16	Volgo-Vyatskyi bank of Russia's Savings Bank	Kuzhenerskoe department 6068	No number of 28.01.00	28.01.2000	Subaccount	40702810337130100025
17	Volgo-Vyatskyi bank of Russia's Savings Bank	Zvenigovskoe department 4446	No number of 28.01.00	28.01.2000	Subaccount	40702810437090100094
18	Volgo-Vyatskyi bank of Russia's Savings Bank	Gornomaryiskoe department 4447	No number of 28.01.00	28.01.2000	Subaccount	40702810437100100094
19	Volgo-Vyatskyi bank of Russia's Savings Bank	Morkinskoe department 4445	No number of 28.01.00	28.01.2000	Subaccount	40702810737080100034
20	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryturekskoe department 4444	No number of 28.01.00	28.01.2000	Subaccount	40702810837070000099
21	Volgo-Vyatskyi bank of Russia's Savings Bank	Sovietskoe department 6066	No number of 28.01.00	28.01.2000	Subaccount	40702810637120100049
22	Volgo-Vyatskyi bank of Russia's Savings Bank	Volzhskoe department 6291	No number of 28.01.00	28.01.2000	Subaccount	40702810637140010274
23	Volgo-Vyatskyi bank of Russia's Savings Bank	Sernurskoe department 4443	No number of 28.01.00	28.01.2000	Subaccount	40702810537060100021

24	Volgo-Vyatskyi bank of Russia's Savings Bank	Sernurskoe department 4443	No number of 28.01.00	28.01.2000	Subaccount	40702810837050100016
25	Volgo-Vyatskyi bank of Russia's Savings Bank	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810237040100079
26	Volgo-Vyatskyi bank of Russia's Savings Bank	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810637040100080
27	Volgo-Vyatskyi bank of Russia's Savings Bank	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810937040100081
128	Volgo-Vyatskyi bank of Russia's Savings Bank	Gornomaryiskoe department 4447	No number of 28.01.00	28.01.2000	Subaccount	40702810037100100177
129	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 184 of 17.10.02	17.10.2002	Currency account (US$)	40702840837020100184
130	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 184 of 17.10.02	17.10.2002	Currency account (Euro)	40702978437020100184
131	Volgo-Vyatskyi bank of Russia's Savings Bank	Medvedevskoe department 7020	No number of 25.08.99	11.12.2002	Settlement account	40702810337040100063
132	Volgo-Vyatskyi bank of Russia's Savings Bank	Zvenigovskoe department 4446	147 of 24.08.98	03.12.2002	Settlement account	40702810137090100051
133	Volgo-Vyatskyi bank of Russia's Savings Bank	Morkinskoe department 4445	№ 267 of 10.12.02	10.12.2002	Settlement account	40702810537080100027
134	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№407021047 of 29.12.99	02.12.2002	Settlement account	40702810037120100047
135	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 4853/4 of 9.12.02	10.12.2002	Settlement account	40702810537180104541
136	Volgo-Vyatskyi bank of Russia's Savings Bank	Volzhskoe department 6281	№ 241 of 12.12.02	02.02.2002	Settlement account	40702810537140010426
137	Volgo-Vyatskyi bank of Russia's Savings Bank	Gornomaryiskoe department 4447	№ 193 of 9.10.00	01.12.2002	Settlement account	40702810637100100166
138	Volgo-Vyatskyi bank of	Maryi El BSB № 8614	№ 3985 of	05.12.2002	Settlement	40702810537180100820

	Russia's Savings Bank		5.07.01		account	
39	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 4852/4 of 16.12.02	06.12.2002	Settlement account	40702810237180104540
40	Volgo-Vyatskyi bank of Russia's Savings Bank	Maryi El BSB № 8614	№ 54 of 14.07.97	19.07.1997	Settlement account	40702810837180100643
41	Volgo-Vyatskyi bank of Russia's Savings Bank	Kuzhenerskoe department 6068	№2 of 27.01.03	27.01.2003	Settlement account	40702810437130100019
42	Volgo-Vyatskyi bank of Russia's Savings Bank	Sernurskoe department 4443	No number of 31.10.02	30.10.2002	Settlement account	40702810637060100060
43	Volgo-Vyatskyi bank of Russia's Savings Bank	Gornomaryiskoe department 4447	№ 240 of 3.01.01	03.01.2001	Settlement account	40702810937100100183
44						
45	OJSC Commercial Bank MP Savings Bank		Contract № 812a of 17.02.03	29.11.2002	Settlement account	40702810800000001869
46			Contract №54 of 20.12.02	19.12.2002	Transit currency account	40702840000000101869
47			Contract №54 of 20.12.02	19.12.2002	Special transit currency account	40702840900000201869
48			Contract №54 of 20.12.02	19.12.2002	Checking currency account	40702840100000001869
49	Volgo-Vyatskyi bank of Russia's Savings Bank	Mordovskoe department № 8589 of RF Savings Bank Bank's ID Code 048952615, correspondent account 30101810100000000061	contract №446 of 29.11.02	29.11.2002	Settlement account	40702810039010100741

		5 Taxpayer ID Number 7707083893				
150				29.11.2002	Special transit currency account	40702978739010300071, 40702840139010300071
151				29.11.2002	Transit currency account	40702978839010200071, 40702840239010200071
152				29.11.2002	Checking currency account	40702978939010100071, 40702840339010100071
153		Mordovskoe department № 8589 of RF Savings Bank Bank's ID Code 048952615, correspondent account 30101810100000000061 5 Taxpayer ID Number 7707083893	Contract № 457 of 4.12.02	04.12.2002	Settlement account	40702810339010100742
154		Atyashevskoe BSB № 4295, settlement Atyashevo, Tsentralnaya str., 12	Contract №108 of 03.12.02	04.12.2002	Checking account	40702810639170100104
155		Chamzinskoe BSB № 4314 settlement Chamzinka, Pobedy str., 2	Contract №294 of 29.11.02	29.11.2002	Settlement account	40702810839120100239
156			Contract №293 of 29.11.02	29.11.2002	Settlement account	40702810839120100240
157		Authorized Branch 34314/28 of	Contract №295 of	30.12.2002	Checking account	40702810639120100097

		Chamzinskoe BSB, settlement Dubenki, Tsentralnaya str., 18	29.11.02			
158		Authorized Branch № 4295/029 (Ardzhatov town), of Atyashevskoe BSB, Ardzhatov town, Leninskaya str., 90	Contract № 92 of 4.12.02	04.12.2002	Checking account	40702810939160100092
159		Authorized Branch № 4314/044 (B.Beresniki) of Chamzinskoe BSB, village B.Berezniki, L.Tolstoy str., 34	Contract №296 of 29.11.02	30.12.2002	Settlement account	40702810839114000057
160		Krasnoslobodskoe BSB № 4306, Krasnoloslobodsk town, Internatsionalnaya str., 63	Contract № 63 of 3.12.02	03.12.2002	Settlement account	40702810639050100062
161			Contract № 63 of 3.12.02	03.12.2002	Settlement account	40702810639050100063
162		Zubovo-Polyanskoe BSB № 4299, settlement Zubovo-Polyana, Proletarskaya str., 12	Contract № 126 of 02.12.02	03.12.2002	Settlement account	40702810039190100137
163			Contract № 127 of 02.12.02	03.12.2002	Settlement account	40702810039190100138
164		Torbeevskoe BSB № 4313, settlement Torbeevo, Oktyabrskaya str., 6	Contract № 14 of 03.12.02	04.12.2002	Settlement account	40702810539110100109

165		(village Kochkurovo) of Mordovskoe department № 8589, village Kochkurovo, Sovietskaya str.	Additional agreement to Contract № 456 of 4.12.02	11.12.2002	Transit account	40911810239010000034
166		Ichalkovskoe BSB 3 4302, settlement Kemlya, Sovietskaya str.	Contract №2002/01 of 17.12.02	17.12.2002	Transit account	40911810039020000033
167		Branch of Ichalkovskoe BSB № 4302/026 (B.Ignatovo), B.Ignatovo, Sovietskaya str.	Contract №2002/02 of 17.12.02	17.12.2002	Settlement account	40911810039020000032
168		Authorized Branch №8589/011(village Lyambir) of Mordovskoe BSB № 8589, village Lyambir, 40 years of Pobedy str.	Contract №456 of 04.12.02	04.12.2002	Settlement account	40702810939130100051
169			Contract №455 of 4.12.02	04.12.2002	Settlement account	40702810939130100050
170		Authorized Branch № 4306/039 (village Elniki) of Krasnoslobodskogo BSB, village Elniki, May 1 square str., 35	Contract № 63 of 3.12.02	29.11.2002	Settlement account	40702810939050139050
171		Authorized Branch 34313/037 (Atyurievo), of Torbeevskogo BSB, village Atyurievo, Kirov str., 2a	Contract № 31 of 16.12.02	23.12.2002	Settlement account	40702810339110137110

172		RF BSB № 4308, Ruzaevka town, Lenin str., 45	Contract № 439 of 2.12.02	02.12.2002	Settlement account	40702810239070100153
173			Contract № 440 of 2.12.02	02.12.2002	Settlement account	40702810239070100154
174		Kovylkinskoe BSB № 4303, Kovylkino town, Proletarskaya str., 72	Contract № 45 of 3.12.02	02.12.2002	Settlement account	40702810539030100166
175		Zubovo-Polyanskoe BSB № 4299, settlement Zubovo-Polyana, Proletarskaya str., 12	Contract №40702/040 of 27.02.03	27.02.2003	Settlement account	40702810239100100040
176		Authorized Branch № 4313/050 of Torbeevskogo BSB, Temnikov town, Grazhdanskaya str., 2	Contract № 40702/107 of 2.02.02	02.12.2002	Settlement account	40702810539110150107
177			Contract № 40702/108 of 2.02.02	02.12.2002	Settlement account	40702810539110150108

179	Sviyaz-Bank	Orenburg Regional branch of JSCB "Sviyaz-Bank", 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Checking account	40702810000030000698
180	Sviyaz-Bank	Orenburg Regional branch of JSCB "Sviyaz-Bank", 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Settlement account	40702810900030100698

181	Sviyaz-Bank	Orenburg Regional branch of JSCB “Sviyaz-Bank”, 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Corporate account	40702810700030800020
182	GAZPROMBANK	Branch of JSB “Gazprombank” (CJSC) in Orenburg, 460021, Orenburg, Pravdy str., 18	№986 of 02.12.02	02.12.2002	Settlement account	40702810960230000986
183	Commercial Bank “Rus”	Commercial Bank “Rus” (LLC), 46000, Orenburg, Shevchenko str., 7	№343 of 04.12.02	05.12.2002	Budget account	40203810700000003064
184	Commercial Bank “Rus”	Commercial Bank “Rus” (LLC), 46000, Orenburg, Shevchenko str., 7	№344 of 04.12.02	04.12.2002	Settlement account	40702810900000003064
185	Head Cash Center	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg, Krasnoznamennaya str., 22	№02-155 of 02.12.02	02.12.2002	Budget account	40203810400000000016
186	Povolzhskyi bank of Russia’s Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№16-01/442 of 29.11.02	29.11.2002	Settlement account	40702810546020102047
187	Povolzhskyi bank of Russia’s Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg,	№16-01/443 of 29.11.02	29.11.2002	Settlement account	40702810846020102048

		Volodarskogo str., 16				
188	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№ 16-01/444 of 29.11.02	29.11.2002	Checking account	40702810146020102049
189	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Checking account (US$)	40702840246020100144
190	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Transit account (US$)	40702840146020200144
191	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2202	Special/transit account (US$)	40702840046020300144
192	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Checking account (EURO)	40702978846020100144
193	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Transit account (EURO)	40702978746020200144
194	Povolzhskyi bank of Russia's Savings Bank	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Special/transit account (EURO)	40702978646020300144

195	Povolzhskyi bank of Russia's Savings Bank	Abdulinskoe BSB 4237 additional Office 4237/052461760 Orenburgskaya oblast, Matveevskyi district, settlement Matveevka, Telegraphnaya str., 87	№169 of 3.12.02	04.12.2002	Income account	40702810246170120169
196	Povolzhskyi bank of Russia's Savings Bank	Buguruslanskoe BSB 83 additional office 83/059 461670 Orenburgskaya oblast, Severnyi district, village Severnoe, Chapaev str., 26	№7618 of 29.11.02	02.12.2002	Income account	40702810346260120128
197	Povolzhskyi bank of Russia's Savings Bank	Buguruslanskoe BSB 83, Buguruslan town, Revolutsionnaya str., 13	№7616 of 29.11.02	02.12.2002	Income account	40702810346260100452
198	Povolzhskyi bank of Russia's Savings Bank	Buguruslanskoe BSB 83, Buguruslan town, Revolutsionnaya str., 13	№7617 of 29.11.02	02.12.2002	Expense account	40702810646260100453
199	Povolzhskyi bank of Russia's Savings Bank	Abdulinskoe BSB 4237 461760, Orenburgskaya oblast, Abdulinskyi district, Abdulino town, Kommunisticheskaya str., 286	№168 of 3.12.02	03.12.2002	Income account	40702810746170100168
200	Povolzhskyi bank of Russia's Savings Bank	Buguruslanskoe BSB 83, additional Office 83/083 461710, Orenburgskaya oblast, Asekeevskyi district, village Asekeevo, Chapaev str., 24	№7619 of 29.11.02	02.12.2002	Income account	40702810946260140074

201	Povolzhskyi bank of Russia's Savings Bank	Oktayabrskoe BSB 4228 462030, Orenburgskaya oblast, Oktayabrskyi district, village Oktayabrskoe, Lunacharskogo str., 42A	№200 of 02.12.02	03.12.2002	Checking account	40702810046110100129
202	Povolzhskyi bank of Russia's Savings Bank	Oktayabrskoe BSB 4228 462030, Orenburgskaya oblast, Oktayabrskyi district, village Oktayabrskoe, Lunacharskogo str., 42A	№201 of 02.12..02	03.12.2002.	Settlement account	40702810746110100128
203	Povolzhskyi bank of Russia's Savings Bank	Oktayabrskoe BSB 4228, additional Office 4228/048 462010, Orenburgskaya oblast, Tyulganskyi district, settlement Tyulgan, Oktayabrskaya str., 17	№18 of 02.12.02	03.12.2002	Settlement account	40702810846040100088
204	Povolzhskyi bank of Russia's Savings Bank	Oktayabrskoe BSB 4228, additional Office 4228/031 461420, Orenburgskaya oblast, Sakmarskyi district, village Sakmara, Feldsherskaya str., 24	№202 of 02.12.02	03.12.2002	Settlement account	40702810146110000268
205	Povolzhskyi bank of Russia's Savings Bank	SOROCHINSKOE BSB 4235 461900, Orenburgskaya oblast, Sorochinskyi district, Sorochinsk town, Marx str., 32	№512 of 30.11.02	30.11.2002	Settlement account	40602810346150100633

06	Povolzhskyi bank of Russia's Savings Bank	SOROCHINSKOE BSB 4235 461900, Orenburgskaya oblast, Sorochinskyi district, Sorochinsk town, Marx str., 32	№512 of 30.11.02	30.11.2002	Expense account	40602810946150100635
207	Povolzhskyi bank of Russia's Savings Bank	Orenburgskoe BSB 8623, additional Office 8623/03 461270, Orenburgskaya oblast, Perevolotskyi district, settlement Perevolotsk, Leninskaya str., 115A	№6 of 26.09.02	02.12.2002	Transit account	40702810646050102933
208	Povolzhskyi bank of Russia's Savings Bank	Krasnogvardeiskoe BSB 6090 461150, Orenburgskaya oblast, Krasnogvardeiskyi district, village Pleshanovo, Gagarin avenue 29A	№360 of 03.12.02	03.12.2002	Transit account	40702810146300200001
209	Povolzhskyi bank of Russia's Savings Bank	Sorochinskoe BSB 4235, additional Office 4235/073 461170, Orenburgskaya oblast, Tashlinskyi district, village Tashla, Dovzhenko str., 25A	№512 of 30.11.02	30.11.2002	Transit account	40602810646150100634
210	Povolzhskyi bank of Russia's Savings Bank	Novosergievskoe BSB 6094 461210, Orenburgskaya oblast, Novosergievskyi district, settlement	№2 of 02.12.02	02.12.2002	Transit account	40702810563301001111

		Novosergievka, Sovietskaya str., 17				
211	Povolzhskyi bank of Russia's Savings Bank	Yasnenskoe BSB 4324 462781, Orenburgskaya oblast, Yasnyi town, Lenin str., 34	№501 of 29.11.02	29.11.2002	Proceeds account	40702810546080100254
212	Povolzhskyi bank of Russia's Savings Bank	Yasnenskoe BSB 4324 462781, Orenburgskaya oblast, Yasnyi town, Lenin str., 34	№502 of 29.11.02	29.11.2002	Expense account	40702810846080100255
213	Povolzhskyi bank of Russia's Savings Bank	Yasnenskoe BSB 4324 additional Office 4324/032 461720, Orenburgskaya oblast, Dombarovskyi district, settlement Dombarovskyi, Gorky str., 2A	№503 of 29.11.02	29.11.2002	Transit account	40702810046080200256
214	Povolzhskyi bank of Russia's Savings Bank	Svetlinskoe BSB 7910 462740, Orenburgskaya oblast, Svetlinskyi district, settlement Svetlyi, Torgovaya str., 4	№34 of 29.11.02	29.11.2002	Transit account	40702810846080100093
215	Povolzhskyi bank of Russia's Savings Bank	Adamovskoe BSB 2085 462830, Orenburgskaya oblast, Adamovskyi district, settlement Adamovka, Lenin str., 18	№28Б-02 of 03.12.02	03.12.2002	Income account	40702810146270100095
216	Povolzhskyi bank of Russia's Savings Bank	Kvarkenskoe BSB 4229 462860, Orenburgskaya oblast, Kvarkenskyi district, village Kvarkeno, Tsentralnaya	№40702810546120100091 of 04.12.02	04.12.2002	Income account	40702810546120100091

		str., 23A				
217	Povolzhskyi bank of Russia's Savings Bank	Gaiskoe BSB 6093, additional Office 6093/044 462800, Orenburgskaya oblast, Novoorskyi district, settlement Novoorsk, Lenin str., 7Б	№40702810 5461201001 24 of 03.12.02	03.12.2002	Income account	40702810846320179124
218	Povolzhskyi bank of Russia's Savings Bank	Orskoe BSB 8290 462404, Orenburgskaya oblast, Orsk town, Chernyshov str., 7A	№4702/141 5 of 29.11.02	29.11.2002	Income account	40702810646310111415
219	Povolzhskyi bank of Russia's Savings Bank	Orskoe BSB 8290 462404, Orenburgskaya oblast, Orsk town, Chernyshov str., 7A	№4702/141 6 of 04.12.02	03.12.2002	Expense account	40702810946310111416
220	Povolzhskyi bank of Russia's Savings Bank	Novotroitskoe BSB 6969 462563, Orenburgskaya oblast, Novotroitsk town, Sovietskaya str., 50	№40702810 8462201007 72 of 02.12.02	02.12.2002	Income account	40702810846220100772
221	Povolzhskyi bank of Russia's Savings Bank	Novotroitskoe BSB 6969 462563, Orenburgskaya oblast, Novotroitsk town, Sovietskaya str., 50	№40702810 8462201007 73 of 02.12.02	02.12.2002	Expense account	40702810146220100773
222	Povolzhskyi bank of Russia's Savings Bank	Gaiskoe BSB 6093 462630, Orenburgskaya oblast, Gai town, Dekabristov str., 6	№40702810 8462201002 31 of 02.12.02	05.12.2002	Income account	40702810546320100231
223	Povolzhskyi bank of Russia's Savings Bank	Kuvandykskoe BSB 6088, additional Office 6088/056 462250, Orenburgskaya	№4070204 of 02.12.02	05.12.2002	Income account	40702810246280120004

		oblast, Mednogorsk town, Dovzhenko str., 25A				
24	Povolzhskyi bank of Russia's Savings Bank	Sol-Ilekskoe BSB 4234 461500, Orenburgskaya oblast, Sol-Ilekskyi district, Sol-Iletsk town, Svetacheva per., 13A	№243 of 29.11.02	29.11.2002	Income account	40702810646140100243
25	Povolzhskyi bank of Russia's Savings Bank	Orenburgskoe BSB 8623, additional Office 8623/02 461350, Orenburgskaya oblast, Ilekskyi district, village Ilek, Pravdy str., 57	№30 of 02.12.02	3.12.2002	Income account	40702810346050101933
26	Povolzhskyi bank of Russia's Savings Bank	Sol-Ilekskoe BSB 4234, additional Office 4234/039 461550, Orenburgskaya oblast, Akbulakskyi district, settlement Akbulak, Kirov str., 46	№243 of 29.11.02	29.11.2002	Income account	40702810646210100102
27	Povolzhskyi bank of Russia's Savings Bank	Sol-Ilekskoe BSB 4234 461500, Orenburgskaya oblast, Sol-Ilekskyi district, Sol-Iletsk town, Svetacheva per., 13A	№243 of 29.11.02	29.11.2002	Expense account	40702810346140100242
28	Povolzhskyi bank of Russia's Savings Bank	Kuvandykskoe BSB 6088 462243, Orenburgskaya oblast, Kuvandykskyi district, Kuvandyk town, Orenburgskaya str., 23	№40702/268 of 02.12.02	01.12.2002	Settlement account	40702810646280100268

229	Povolzhskyi bank of Russia's Savings Bank	Saraktashskoe BSB 4232, additional Office 4232/037 461330, Orenburgskaya oblast, Belyaevskyi district, village Belyaevka, Bankovskaya str., 11A	№ 20135 of 02.12.2	01.12.2002	Subsettlement account	40702810346130120135
230	Povolzhskyi bank of Russia's Savings Bank	Saraktashskoe BSB 4232 462100, Orenburgskaya oblast, Saraktashskyi district, settlement Saraktash, Mira str., 92Г	№55 of 08.05.03	01.12.2002	Subsettlement account	40702810746130100205
231	Povolzhskyi bank of Russia's Savings Bank	Kuvaldykskoe BSB 6088 462243, Orenburgskaya oblast, Kuvandykskyi district, Kuvandyk town, Orenburgskaya str., 23	№40702/269 of 02.12.02	01.12.2002	Checking account	40702810946280100269
232	Povolzhskyi bank of Russia's Savings Bank	Buzulukskoe BSB 4251 461040, Orenburgskaya oblast, Buzulukskyi district, Buzuluk town, Komsomolskaya str., 100	№5-129 of 29.11.02	05.12.2002	Income account	40702810346200100658
233	Povolzhskyi bank of Russia's Savings Bank	Buzulukskoe BSB 4251 461040, Orenburgskaya oblast, Buzulukskyi district, Buzuluk town, Komsomolskaya str., 100	№5-130 of 29.11.02	05.12.2002	Expense account	40702810646200100659
234	Povolzhskyi bank of Russia's Savings Bank	Buzulukskoe BSB 4251, additional Office 4251/080 461040, Orenburgskaya oblast, Grachevskyi district, village	№5-128 of 29.11.02	02.12.2002	Checking account	40702810946200200657

		Grachevka, Sovietskaya str., 2				
235	Povolzhskyi bank of Russia's Savings Bank	Kurmanaevskoe BSB 6089 461060, Orenburgskaya oblast, Kurmanaevskyi district, village Kurmanaevka, Krestayanskaya str., 8	№489 of 02.12.02	02.12.2002	Checking account	40702810946290100165
236	Povolzhskyi bank of Russia's Savings Bank	Kurmanaevskoe BSB 6089, additional Office 6089/022 461080, Orenburgskaya oblast, Pervomaiskyi district, Pervomaiskyi settlement, Mirnaya str., 21	№490 of 02.12.02	02.12.2002	Checking account	40702810246290100166
237	Povolzhskyi bank of Russia's Savings Bank	Sorochinskoe BSB 4235, additional Office 4235/096 461131, Orenburgskaya oblast, Totskyi district, village Totskoe, Krasnaya plozhad str., 8 100	№513 of 03.12.02	03.12.2002	Checking account	40602810246150100636
238	Povolzhskyi bank of Russia's Savings Bank	Sharlykskoe BSB 4236 461450, Orenburgskaya oblast, Sharlykskyi district, village Sharlyk, Kalininskaya str., 1	№99 of 02.12.02	02.12.2002	Income account	40702810146160100215
239	Povolzhskyi bank of Russia's Savings Bank	Sharlykskoe BSB 4236 461450, Orenburgskaya	№98 of 02.12.02	02.12.2002	Expense account	40702810146160100214

		oblast, Sharlykskyi district, village Sharlyk, Kalininskaya str., 1				
.40	Povolzhskyi bank of Russia's Savings Bank	Novosergievskoe BSB 6094, additional Office 6094/043 461230, Orenburgskaya oblast, Aleksandrovskyi district, village Aleksandrovka, Roshchepkin str., 21	No number of 02.12.02	02.12.2002	Income account	40702810246330100301
241	Povolzhskyi bank of Russia's Savings Bank	Sharlykskoe BSB 4236, additional Office 4236/029 461780, Orenburgskaya oblast, Ponomarevskyi district, village Ponomarevka, Sovietskaya str., 26	№155 of 02.12.02	02.12.2002	Income account	40702810546160100213
242	Vneshtorgbank	Penza, Moskovskaya str., 9	No number of 29.11.2002	29.11.2002	Settlement account	40702810622000000753
	branch					
243	City's Bank "Tarkhany"	Penza, Volodarskogo str., 58	No number of 29.11.2002	29.11.2002	Settlement account	40702810500000001106
244	City's Bank "Tarkhany" , Zarechenskyi additional office	Penza-19, Zarechnaya str., 1	No number of	29.11.2002	Subsettlement account	40702810008000000007

			29.11.2002			
245	City's Bank "Tarkhany"	Penza, Volodarskogo str., 58	№ 1120 of 29.11.2002	29.11.2002	Settlement account	40702810900000001120
247	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810748000112957
248	Povolzhskyi bank of Russia's Savings Bank	Vadinskyi additional office №34 of Zemetchinskogo BSB № 3828 Village Vadinsk, Lenin sq.,	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810548080110030
249	Povolzhskyi bank of Russia's Savings Bank	Belinskyi additional office № 52 of Kamenskogo BSB № 4285 Belinskyi town, Komsomolskaya sq., 12	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848230110108
250	Povolzhskyi bank of Russia's Savings Bank	Tamalinskoe BSB № 4001 Settlement Tamala, Sovietskaya str., 22	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810148050100098
251	Povolzhskyi bank of Russia's Savings Bank	Pachelmskyi additional office № 73 Pachelma town, Kirov str., 30	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948230101062
252	Povolzhskyi bank of Russia's Savings Bank	Narovchatovskyi additional office of Nizhnemolovskogo BSB	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948290108050

		№ 4291 Village Narovchat, Sovietskaya str., 29				
253	Povolzhskyi bank of Russia's Savings Bank	Bednodemiayanovskyi additional office № 49 of Nizhnemolovskogo BSB № 4291 Bednodemiyanovsk town, Proletarskaya str., 77	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810648290107063
254	Povolzhskyi bank of Russia's Savings Bank	Nizhnelomovskoe BSB № 4291 Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810048290100136
255	Povolzhskyi bank of Russia's Savings Bank	Bashmakovskoe BSB № 4282 Settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810448210100091
256	Povolzhskyi bank of Russia's Savings Bank	Kamenskoe BSB № 4285 Kamenka town, Tsentralnaya str., 14	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848230100422
257	Povolzhskyi bank of Russia's Savings Bank	Kamenskoe BSB № 4285 Kamenka town, Tsentralnaya str., 14	No number of 29.11.2002	29.11.2002	Settlement account	40702810148230100423
258	Povolzhskyi bank of Russia's Savings Bank	Zemetchinskoe BSB № 3828 Settlement Zemetchino, Lenin str., 169	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848080100106
259	Povolzhskyi bank of Russia's Savings Bank	Kuznetskoe BSB № 8153 Kuznetsk town, Steklovskaya str., 89	No number of 29.11.2002	29.11.2002	Checking account	40702810748100100429
260	Povolzhskyi bank of Russia's Savings Bank	Kuznetskoe BSB № 8153 Kuznetsk town, Steklovskaya str., 89	No number of 29.11.2002	29.11.2002	Settlement account	40702810448100100428

261	Povolzhskyi bank of Russia's Savings Bank	Additional Office № 80 of Kuznetskogo BSB № 8153 Sosnovoborsk town, Frunze str., 21a	No number of 29.11.2002	29.11.2002	Checking account	40702810548100107046
262	Povolzhskyi bank of Russia's Savings Bank	Kameshkirskoe BSB № 4276 Settlement Kameshkir, Radishchev str., 3	No number of 29.11.2002	29.11.2002	Checking account	40702810848170100061
263	Povolzhskyi bank of Russia's Savings Bank	Additional Office № 069 of Kuznetskogo BSB № 8153 Village Neverkino, Komsomolskaya str., 25	No number of 29.11.2002	29.11.2002	Checking account	40702810748170105056
264	Povolzhskyi bank of Russia's Savings Bank	Additional Office № 14 of Kameshkirskogo BSB № 4276 Village Lopatino, Pionerskaya str., 37	No number of 29.11.2002	29.11.2002	Checking account	40702810048100105056
265	Povolzhskyi bank of Russia's Savings Bank	Nikolskoe BSB № 4278 Nikolsk town, Chaikovskyi str., 2	No number of 29.11.2002	29.11.2002	Checking account	40702810748190100141
266	Povolzhskyi bank of Russia's Savings Bank	Gorodishchenskoe BSB № 4281 Gorodishche town, Moskovskaya str., 76	No number of 29.11.2002	29.11.2002	Checking account	40702810948200100239
267	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810348000112962
268	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810748000112960
269	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of	29.11.2002	Settlement account	40702810348000112959

			29.11.2002			
270	Povolzhskyi bank of Russia's Savings Bank	Serdobskoe BSB № 4000 Serdobsk town, Pushkin str., 26	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848030100677
271	Povolzhskyi bank of Russia's Savings Bank	Additional Office of Tamalinskogo BSB № 4001/016 Settlement Bekovo, Vokzalnaya str., 11	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810048050100664
272	Povolzhskyi bank of Russia's Savings Bank	Bessonovskoe BSB № 8459 Village Bessonovka, Nagornaya str., 12a	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810748110100202
273	Povolzhskyi bank of Russia's Savings Bank	Luninskoe BSB № 4288 Settlement Lunino, Kooperativnaya str., 47	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948260100101
274	Povolzhskyi bank of Russia's Savings Bank	Additional Office № 19 of Shemysheiskogo BSB № 4277 Village Kondol, Shkolnaya str., 1	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810248180101061
275	Povolzhskyi bank of Russia's Savings Bank	Additional Office of Luninskogo BSB № 4288/48 Settlement Issa, Cherokmanov str., 23a	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848260105057
276	Povolzhskyi bank of Russia's Savings Bank	Kolyshleiskoe BSB № 3996 Settlement Kolyshlei, Sovietskaya str., 22	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810348330100123
277	Povolzhskyi bank of Russia's Savings Bank	Shemysheiskoe BSB № 4277 Settlement Shemysheika, Lenin str., 73	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810148180100065

278	Povolzhskyi bank of Russia's Savings Bank	M.Serdobinskoe BSB № 4014 Village M.Serdoba, Leninskaya str., 41	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948060100068
279	Povolzhskyi bank of Russia's Savings Bank	Mokshanskoe BSB № 4289 Settlement Mokshan, Penzenskaya str., 7	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810648270100161
280	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810448000111180
281	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810048000112961
282	Povolzhskyi bank of Russia's Savings Bank	Penzenskoe BSB № 8624 Penza, Suvorov str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810848000112954
283	Povolzhskyi bank of Russia's Savings Bank	Neftegorskoe BSB 7914, Neftegorsk town, ITN 7707083893/ 635002001,446600 Samarskaya oblast, Neftegorsk town, Pobedy avenue, 9a, correspondent account 30101810200000000607, BIN – 043601607	1/01/10/2002-2	01.10.2002	Settlement account	40702810054070101210

284	Povolzhskyi bank of Russia's Savings Bank	Neftegorskoe BSB 7914, Neftegorsk town, ITN 7707083893/ 635002001,446600 Samarskaya oblast, Neftegorsk town, Pobedy avenue, 9a, correspondent account 30101810200000000607, BIN – 043601607	1/01/10/2002-1	01.10.2002	Settlement account	40702810454070101205
285	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001 Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№4368 of 15.12.2002	15.12.2002	Settlement account	40702810854110104403
286	Povolzhskyi bank of Russia's Savings Bank	Novokuibyshevskoe department 7723, Novokuibyshevsk town, 446218, Samarskaya oblast, Novokuibyshevsk town, Dzerzhinskogo str., 29, ITN 7707083893/633001001, BIN - 043601607, correspondent account 30101810200000000607	№ 360 of 2.10.2002	02.10.2002	Settlement account	40702810654090101360

287	Povolzhskyi bank of Russia's Savings Bank	Novokuibyshevskoe department 7723, Novokuibyshevsk town, 446218, Samarskaya oblast, Novokuibyshevsk town, Dzerzhinskogo str., 29, ITN 7707083893/633001001, BIN - 043601607, correspondent account 30101810200000000607	№ 361 of 2.10.2002	02.10.2002	Settlement account	40702810954090101361
288	Povolzhskyi bank of Russia's Savings Bank	Otradnenskoe BSB 7802, Otradnyi town, BIN - 043601607, correspondent account 30101810200000000607, ITN - 7707083893/634002001, 446300, Samarskaya oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156 of 02.10.2002	05.09.2002	Settlement account	40702810154030100766
289	Povolzhskyi bank of Russia's Savings Bank	Otradnenskoe BSB 7802, Otradnyi town, BIN - 043601607, correspondent account 30101810200000000607, ITN - 7707083893/634002001, 446300, Samarskaya oblast, Otradnyi town, Pervomaiskaya str., 32	№155 of 02.10.2002	05.09.2002	Settlement account	40702810854030100765

290	Povolzhskyi bank of Russia's Savings Bank	Pokhvistnevskoe BSB № 4244 446450, Samarskaya oblast, Pokhvistnevo town, Vasiliev str., 6, ITN 7707083893/635702001, BIN 043601607 Correspondent account 30101810200000000607	№106 of 02.10.2002	02.10.2002	Settlement account	40702810354150100404
291	Povolzhskyi bank of Russia's Savings Bank	Pokhvistnevskoe BSB № 4244 446450, Samarskaya oblast, Pokhvistnevo town, Vasiliev str., 6, ITN 7707083893/635702001, BIN 043601607 Correspondent account 30101810200000000607	№106 a of 02.10.2002	02.10.2002	Settlement account	40702810054150100403
292	Povolzhskyi bank of Russia's Savings Bank	Sergievskyi BSB № 4245, Sergievsk town, 446540, Samarskaya oblast, Sergievsk town, Sovietskaya str., 33, ITN 7707083893/638101001, Correspondent account 30101810200000000607 BIN 043601607	№ 365 of 30.10.2002	30.10.02	Settlement account	40702810654160100330

293	Povolzhskyi bank of Russia's Savings Bank	Sergievskyi BSB № 4245, Sergievsk town, 446540, Samarskaya oblast, Sergievsk town, Sovietskaya str., 33, ITN 7707083893/638101001, Correspondent account 30101810200000000607 BIN 043601607	№ 366 of 30.10.2002	30.10.02	Settlement account	40702810954160100331
294	Povolzhskyi bank of Russia's Savings Bank	Tsentralnoe BSB 4257, Tolliayatti town,445019, Samarskaya oblast, Tolliayatti town, Lenin str., 87 ITN 7707083893/632002002, correspondent account 30101810200000000607, BIN – 043601607	№398 of 02.10.2002	02.09.2002	Settlement account	40702810454280102777
295	Povolzhskyi bank of Russia's Savings Bank	Tsentralnoe BSB 4257, Tolliayatti town,445019, Samarskaya oblast, Tolliayatti town, Lenin str., 87 ITN 7707083893/632002002, correspondent account 30101810200000000607, BIN – 043601607	№397 of 02.10.2002	02.09.2002	Settlement account	40702810154280102776
296	Povolzhskyi bank of Russia's Savings Bank	Chapaevskoe BSB 4259, Chapaevsk town, 446100, Samarskaya oblast, Chapaevsk town, Oktyabrskaya str., 10—A	№ 2002-41 of 03.10.2002	03.10.2002	Settlement account	40702810054300100266

		ITN 7707083893/633502001, Correspondent account 30101810200000000607, BIN 043601607				
297	Povolzhskyi bank of Russia's Savings Bank	Chapaevskoe BSB 4259, Chapaevsk town, 446100, Samarskaya oblast, Chapaevsk town, Oktyabrskaya str., 10—A ITN 7707083893/633502001, Correspondent account 30101810200000000607, BIN 043601607	№ 2002-42 of 03.10.2002	03.10.2002	Settlement account	40702810654300100268
298	Povolzhskyi bank of Russia's Savings Bank	Syzranskoe BSB № 113, Syzran town, 446001, Samarskaya oblast, Syzran town, Sovietskaya str., 42 ITN 7707083893/632502001, Correspondent account 30101810200000000607, BIN 043601607	№2338/1 of 02.10.2002	01.10.2002	Settlement account	40702810254050101603
299	Povolzhskyi bank of Russia's Savings Bank	Syzranskoe BSB № 113, Syzran town, 446001, Samarskaya oblast, Syzran town, Sovietskaya str., 42 ITN 7707083893/632502001, Correspondent account 30101810200000000607,	№2338 of 02.10.2002	01.10.2002	Settlement account	40702810554050101604

		BIN 043601607				
300	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 4366 of 05.12.2002	27.09.2002	Settlement account	40702810154110104404
301	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 4367 of 05.12.2002	27.09.2002	Settlement account	40702810454110104405
302	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 4370 of 10.12.2002	10.12.2002	Settlement account	40702810554110104499
303	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801,	315/02 of 06.12.2002	05.12.2002	Settlement account	40702810200000003673

		BIN 043678801, ITN 6317025848/632001001				
304	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 017 of 06.12.2002	05.12.2002	Currency checking account	40702840500000003673
305	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 017 of 06.12.2002	05.12.2002	Currency transit account	40702840500990003673
306	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 017 of 06.12.2002	05.12.2002	Special currency transit account	40702840400980003673
307	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 018 of 06.12.2002	05.12.2002	Currency checking account	40702978100000003673

308	OJSC “National Trading bank” Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 018 of 06.12.2002	05.12.2002	Currency transit account	40702978100990003673
309	OJSC “National Trading bank” Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 018 of 06.12.2002	05.12.2002	Special currency transit account	40702978000980003673
310	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/631002001, correspondent account 30101810000000000985, BIN 043602985	№ 1024 of 10.12.2002	10.12.2002	Special currency transit account	40702978820002001189
311	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/631002001, correspondent account 30101810000000000985, BIN 043602985	№ 1024 of 10.12.2002	10.12.2002	Currency transit account	40702978820002001188

312	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/631002001, correspondent account 30101810000000000985, BIN 043602985	№ 1024 of 10.12.2002	10.12.2002	Currency checking account	40702978620000001187
313	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/631002001, correspondent account 30101810000000000985, BIN 043602985	№ 1023 of 10.12.2002	10.12.2002	Settlement account	40702810420000001186
314	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency checking account	40702840954110100212
315	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account	№ 212 of 27.12.2002	27.12.2002	Currency transit account	40702840854110200212

		30101810200000000607, BIN 043601607				
316	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency special transit account	40702840754110300212
317	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency checking account	40702978554110100212
318	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency transit account	40702978454110200212
319	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account	№ 212 of 27.12.2002	27.12.2002	Currency special transit account	40702978354110300212

		30101810200000000607, BIN 043601607				
320	Povolzhskyi bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 73 of 13.01.2003	13.01.2003	Settlement account	40702810654110400006
321	Povolzhskyi bank of Russia's Savings Bank	Atkarskoe BSB № 4013 ITN/CPP 7707083893/643802001 BIN 046311649 corr/acc.30101810500000000649	337 of 02.12.02	02.12.02.	Transit account	40702810056050110096
322	Povolzhskyi bank of Russia's Savings Bank	Atkarskoe BSB № 4013 ITN/CPP 7707083893/643802001 BIN 046311649 corr/acc.30101810500000000649	338 of 02.12.02	02.12.02.	Checking account	40702810356050110097
323	Povolzhskyi bank of Russia's Savings Bank	Rtishchevskoe BSB № 3998/044 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	80E/2002 of 29.11.02	29.11.2002	Checking account	40702810256440120056

324	Povolzhskyi bank of Russia's Savings Bank	Rtishchevskoe BSB № 3998/044 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	79E/2002 of 29.11.02	29.11.2002	Settlement account	40702810956440120055
325	Povolzhskyi bank of Russia's Savings Bank	Tatishchevskoe BSB № 4019 ITN/CPP 7707083893/643402001 BIN 046311649 corr/acc.30101810500000000649	40702/171 of 29.11.02	29.11.2002	Checking account	40702810456080100171
326	Povolzhskyi bank of Russia's Savings Bank	Tatishchevskoe BSB № 4019 ITN/CPP 7707083893/643402001 BIN 046311649 corr/acc.30101810500000000649	40702/172 of 29.11.02	29.11.2002	Checking account	40702810756080100172
327	Povolzhskyi bank of Russia's Savings Bank	Petrovskoe BSB № 3958 ITN/CPP 7707083893/644402001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Settlement account	40702810456230110160
328	Povolzhskyi bank of Russia's Savings Bank	Petrovskoe BSB № 3958 ITN/CPP 7707083893/644402001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Settlement account	40702810056230110159
329	Povolzhskyi bank of Russia's Savings Bank	Karabulakskoe BSB № 3961 ITN/CPP 7707083893/640430001	84 of 02.12.02	02.12.2002	Checking account	40702810256250100224

		BIN 046311649 corr/acc.30101810500000000649				
330	Povolzhskyi bank of Russia's Savings Bank	Karabulakskoe BSB № 3961 ITN/CPP 7707083893/640430001 BIN 046311649 corr/acc.30101810500000000649	85 of 02.12.02	02.12.2002	Settlement account	40702810556250100225
331	Povolzhskyi bank of Russia's Savings Bank	Balakovskoe BSB № 3960 ITN/CPP 7707083893/643902001 BIN 046311649 corr/acc.30101810500000000649	40702/1386 of 02.12.02	02.12.2002	Subsettlement account	40702810556240101386
332	Povolzhskyi bank of Russia's Savings Bank	Balakovskoe BSB № 3960 ITN/CPP 7707083893/643902001 BIN 046311649 corr/acc.30101810500000000649	40702/1387 of 02.12.02	02.12.2002	Settlement account	40702810856240101387
333	Povolzhskyi bank of Russia's Savings Bank	Dukhovnitskoe BSB № 3969 ITN/CPP 7707083893/641130001 BIN 046311649 corr/acc.30101810500000000649	15 of 02.12.02	03.12.2002	Settlement account	40702810356300100100
334	Povolzhskyi bank of Russia's Savings Bank	Dukhovnitskoe BSB № 3969 ITN/CPP 7707083893/641130001 BIN 046311649 corr/acc.30101810500000000649	14 of 02.12.02	03.12.2002	Transit account	40702810056300100099

35	Povolzhskyi bank of Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810756340102111
36	Povolzhskyi bank of Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Subsettlement account	40702810056340102112
37	Povolzhskyi bank of Russia's Savings Bank	Khvalynskoe BSB № 3965 ITN/CPP 7707083893/644802001 BIN 046311649 corr/acc.30101810500000000649	52 of 02.12.02	02.12.2002	Checking account	40702810756260100125
38	Povolzhskyi bank of Russia's Savings Bank	Khvalynskoe BSB № 3965 ITN/CPP 7707083893/644802001 BIN 046311649 corr/acc.30101810500000000649	53 of 02.12.02	09.12.2002	Checking account	40702810456260100124
39	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	934 of 28.11.02	28.11.2002	Settlement account	40702810100000001129
40	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP	942 of 02.12.02	02.12.2002	Settlement account	40702810200000011129

		645028248/644701001 BIN 046311817 corr/acc.30101810400000000817				
1	Povolzhskyi bank of Russia's Savings Bank	Rtishchevskoe BSB № 3998 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	77 of 29.11.02	29.11.2002	Checking account	40702810456440100106
2	Povolzhskyi bank of Russia's Savings Bank	Rtishchevskoe BSB № 3998 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	77 of 29.11.02	29.11.2002	Expense account	40702810456440100105
3	Povolzhskyi bank of Russia's Savings Bank	Arkadakskoe BSB № 3993 ITN/CPP 7707083893/644202001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Checking account	40702810456410100301
4	Povolzhskyi bank of Russia's Savings Bank	Balashovskoe BSB № 3994/090 ITN/CPP 7707083893/644002001 BIN 046311649 corr/acc.30101810500000000649	881 of 02.12.02	02.12.2002	Transit account	40702810156420110568
5	Povolzhskyi bank of Russia's Savings Bank	Arkadakskoe BSB № 3993/032 ITN/CPP 7707083893/643501001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Checking account	40702810756410100302

;46	Povolzhskyi bank of Russia's Savings Bank	Balashovskoe BSB № 3994/077 ITN/CPP 7707083893/644002001 BIN 046311649 corr/acc.30101810500000000649	880 of 02.12.02	02.12.2002	Transit account	40702810856420110567
;47	Povolzhskyi bank of Russia's Savings Bank	Volskoe BSB № 242 ITN/CPP 7707083893/644102001 BIN 046311649 corr/acc.30101810500000000649	126 of 29.11.02	29.11.2002	Settlement account	40702810156200110335
;48	Povolzhskyi bank of Russia's Savings Bank	Volskoe BSB № 242 ITN/CPP 7707083893/644102001 BIN 046311649 corr/acc.30101810500000000649	125 of 29.11.02	29.11.2002	Checking account	40702810856200110334
;49	Povolzhskyi bank of Russia's Savings Bank	Ershovskoe BSB № 3967 ITN/CPP 7707083893/641302001 BIN 046311649 corr/acc.30101810500000000649	38 of 02.12.02	02.12.2002	Checking account	40702810056280100106
;50	Povolzhskyi bank of Russia's Savings Bank	Ershovskoe BSB № 3967 ITN/CPP 7707083893/641302001 BIN 046311649 corr/acc.30101810500000000649	37 of 02.12.02	02.12.2002	Settlement account	40702810756280100105
;51	Povolzhskyi bank of Russia's Savings Bank	Dergachevskoe BSB № 3968/021 ITN/CPP 7707083893/642330001 BIN 046311649	47 of 02.12.02	02.12.2002	Checking account	40702810856290101078

		corr/acc.30101810500000000649				
352	Povolzhskyi bank of Russia's Savings Bank	Dergachevskoe BSB № 3968 ITN/CPP 7707083893/641002001 BIN 046311649 corr/acc.30101810500000000649	46 of 02.12.02	02.12.2002	Checking account	40702810256290100093
353	Povolzhskyi bank of Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/641502001 BIN 046311649 corr/acc.30101810500000000649	289 of 29.11.02	29.11.2002	Settlement account	40702810656210100165
354	Povolzhskyi bank of Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/641502001 BIN 046311649 corr/acc.30101810500000000649	290 of 29.11.02	29.11.2002	Subaccount	40702810956210100166
355	Povolzhskyi bank of Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/641502001 BIN 046311649 corr/acc.30101810500000000649	291 of 29.11.02	29.11.2002	Subaccount	40702810256210100167
356	Povolzhskyi bank of Russia's Savings Bank	Krasnoarmeiskoe BSB № 4028 ITN/CPP 7707083893/644202001 BIN 046311649 corr/acc.30101810500000000649	40702/122 of 29.11.02	29.11.2002	Settlement account	40702810856140110122

357	Povolzhskyi bank of Russia's Savings Bank	Krasnoarmeiskoe BSB № 4028 ITN/CPP 7707083893/644202001 BIN 046311649 corr/acc.30101810500000000649	40702/123 of 29.11.02	29.11.2002	Checking account	40702810156140110123
358	Povolzhskyi bank of Russia's Savings Bank	Krasnokutskoe BSB № 4029 ITN/CPP 7707083893/641705001 BIN 046311649 corr/acc.30101810500000000649	No number of 27.11.02	29.11.2002	Settlement/ income account	40702810556150100228
359	Povolzhskyi bank of Russia's Savings Bank	Krasnokutskoe BSB № 4029 ITN/CPP 7707083893/641705001 BIN 046311649 corr/acc.30101810500000000649	No number of 27.11.02	29.11.2002	Settlement/ income account	40702810856150100229
360	Povolzhskyi bank of Russia's Savings Bank	Krasnokutskoe BSB № 4029/046 ITN/CPP 7707083893/641705001 BIN 046311649 corr/acc.30101810500000000649	407.02.114 of 29.11.02	29.11.2002	Settlement account	40702810756150111114
361	Povolzhskyi bank of Russia's Savings Bank	Novouzenskoe BSB № 3966 ITN/CPP 7707083893/642202001 BIN 046311649 corr/acc.30101810500000000649	40 of 02.12.02	02.12.2002	Checking account	40702810056270100116
362	Povolzhskyi bank of Russia's Savings Bank	Novouzenskoe BSB № 3966/027 ITN/CPP 7707083893/642202001 BIN 046311649	41 of 02.12.02	02.12.2002	Checking account	40702810656270110072

		corr/acc.30101810500000000649				
63	Povolzhskyi bank of Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Transit account	40702810656340100310
64	Povolzhskyi bank of Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Settlement account	40702810256340100309
65	Povolzhskyi bank of Russia's Savings Bank	Perelyubskoe BSB № 3970 ITN/CPP 7707083893/642402001 BIN 046311649 corr/acc.30101810500000000649	96 of 06.12.02	06.12.2002	Checking account	40702810356310100129
66	Povolzhskyi bank of Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810056170101134
67	Povolzhskyi bank of Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810756170101133

368	Povolzhskyi bank of Russia's Savings Bank	Krasnokutskoe BSB № 4029/057 ITN/CPP 7707083893/641705001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810456150102054
369	Povolzhskyi bank of Russia's Savings Bank	Ershovskoe BSB № 3967/047 ITN/CPP 7707083893/641302001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Checking account	40702810056280101066
370	Povolzhskyi bank of Russia's Savings Bank	Marksovskoe BSB № 4026 ITN/CPP 7707083893/644302001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Checking account	40702810856120100181
371	Povolzhskyi bank of Russia's Savings Bank	Sovietskoe BSB № 4034 ITN/CPP 7707083893/643302001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810456190100090
372	Povolzhskyi bank of Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649 corr/acc.30101810500000000649	338 of 29.11.02	29.11.2002	Settlement account	40702810456170101132
373	Povolzhskyi bank of Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649	337 of 29.11.02	29.11.2002	Settlement account	40702810156170101131

		corr/acc.30101810500000000649				
74	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	2135 of 02.12.02	02.12.2002	Settlement account	40702810756020101526
75	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	2136 of 02.12.02	02.12.2002	Settlement account	40702810056020101527
76	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1168 of 24.10.02	24.10.2002	Settlement account	40702810756020101500
77	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Checking currency account	40702978856030100210
78	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Transit currency account	40702978756030200210

379	Povolzhskyi bank of Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Special transit currency account	40702978656030300210
380	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	895 of 22.10.02	22.10.2002	Settlement account	40702810100000001080
381	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 22.10.02	22.10.2002	Settlement account	40702810200000011080
382	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Checking currency account	40702978000000001080
383	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Special transit currency account	40702978400008001080

84	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Transit currency account	40702978700009001080
85	OJSC Alfa-Bank	OJSC Alfa-Bank ITN/CPP 7728168971/644702001 BIN 046311838 corr/acc.	541 of 25.11.02	25.11.2002	Settlement account	40702810200140000383

86	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc. 30101810400000000601, Izhevsk city	№ 2500 of 02.12.02	02.12.2002	Settlement account in rubles	40702810268020101805
87	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc. 30101810400000000601, Izhevsk city	№ 275 of 16.09.02	16.09.2002	Checking account in US$	40702840268020100180
88	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc. 30101810400000000601, Izhevsk city	№ 275 of 16.09.02	16.09.2002	Checking account in EURO	40702978868020100180

389	Joint Stock Company Commercial Bank “C-Bank”	JSCCB “C-Bank”, BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702810208450000332 of 02.12.02	02.12.2002	Settlement account in rubles	40702810208450000332
390	Joint Stock Company Commercial Bank “C-Bank”	JSCCB “C-Bank”, BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702810908450000331 of 02.12.02	02.12.2002	Checking account in rubles	40702810908450000331
391	Joint Stock Company Commercial Bank “C-Bank”	JSCCB “C-Bank”, BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702840508450000332 of 19.12.02	19.12.2002	Checking account in US$	40702840508450000332
392	Joint Stock Company Commercial Bank “C-Bank”	JSCCB “C-Bank”, BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702978108450000332 of 19.12.02	19.12.2002	Checking account in EURO	40702978108450000332
393	Zapadno-Uralskyi bank of Russia’s Savings Bank	Udmurtskoe department № 8618	№2501 of 02.12.2002	02.12.2002	Settlement account (in RF currency)	40702810368020101860
394	Zapadno-Uralskyi bank of Russia’s Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB 4450	177/1 of 26.12.2002	26.12.02	Settlement/ Checking account	40702810468090100157
395	Zapadno-Uralskyi bank of Russia’s Savings Bank	Udmurtskoe BSB 8618 in Balezinskoe BSB 4451	393 of 25.10.02	31.10.2002	Settlement/ Checking account	40702810068100100159

96	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe BSB 8618 in Igrinskoe BSB 5912/044	43 of 8.01.03	31.10.2002	Settlement/ Checking account	40702810368050120060
97	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB office in settlement Yukamenskoe 4450/054	4 of 14.01.03	14.01.03	Settlement/ Checking account	40702810768090101005
398	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB add.office in Yarskoe BSB 4450/059	40472/75 of 3.12.02	3.12.02	Settlement/ Checking account	40702810068080100075
399	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe BSB 8618 Votkinskoe department 1663	N 169 of 29.11.2002	29.11.2002	Settlement account	40702810768140100493
400	Zapadno-Uralskyi bank of Russia's Savings Bank	Udmurtskoe BSB 8618 Votkinskoe department 1663	N 95 of 29.11.2002	29.11.2002	Settlement account	40702810868140100610
401	Zapadno-Uralskyi bank of Russia's Savings Bank	Mozhginskoe department №4465 of RF Savings Bank,427760, Udmurtskaya Republic, Mozhga town, Falaleev str., 3 phone 3-14-69	№261 of 02.12.2002	02.12.2002	Settlement account	40702810268160100261
402	Zapadno-Uralskyi bank of Russia's Savings Bank	Mozhginskoe department № 4465 /041 of RF Savings Bank, 427760, Udmurtskaya Republic, village Alnashy, Pionerskyi per., 3 phone 2-19-57	№116 of 02.12.2002	02.12.2002	Checking account	40702810268160100737
403	Zapadno-Uralskyi bank of Russia's Savings Bank	Grakhovskoe department №4466 of RF Savings Bank, 427730, Udmurtskaya Republic,	№ 1 of 15.12. 2002	29.11.2002	Checking account	40702810268180100018

		village Grakhovo, Kolpakov str., 20, phone 2-19-57				
404	Zapadno-Uralskyi bank of Russia's Savings Bank	Kiznerskoe department №5989 of RF Savings Bank, 427700, Udmurtskaya Republic, settlement Kizner, Krasnaya str.,22, phone 2-12-54	№40702/72 of 02.12.2002	02.12.2002	Checking account	40702810468230100072
405	Zapadno-Uralskyi bank of Russia's Savings Bank	Malopurginskoe department №4462 of RF Savings Bank, 427820, Udmurtskaya Republic, village M.Purga, Pionerskaya str., 43, phone 3-13-98	№ 247 of 19.12.2002	02.12.2002	Checking account	40702810668130100105
406	Zapadno-Uralskyi bank of Russia's Savings Bank	Igrinskoe BSB 5912 settlement Igra, Sovietskaya str., 37	№ 46 of 29.11.2002	29.11.2002	Settlement account	40702810268050100384
407	Zapadno-Uralskyi bank of Russia's Savings Bank	Kezskoe BSB № 4455 settlement Kez, Lenin str., 50	№ 241 of 03.12.2002	03.12.2002	Settlement account	40702810668110100073
408	Zapadno-Uralskyi bank of Russia's Savings Bank	Igrinskoe BSB 5912/035 settlement Igra, Sovietskaya str., 37	№ 47 of 29.11.2002	29.11.2002	Settlement account	40702810068050110147
409	Zapadno-Uralskyi bank of Russia's Savings Bank	Yakshur-Bodjinskoe BSB № 4461	№ 234 of 21.02.2002	21.02.2002.	Settlement account	40702810468120100234

410	Zapadno-Uralskyi bank of Russia's Savings Bank	Uvinskoe BSB 4482 of Zapadno-Uralskyi bank of Russia's Savings Bank 049401601, settlement acc.30301810368000606822 in Udmurtskoe department № 8618 427260, settlement Uva, Udmurtskaya Republic, Pushkin str., 36	№ 265 of 12.02.2002.	05.12.2002	Settlement account	40702810368220101136
411	Zapadno-Uralskyi bank of Russia's Savings Bank	Sarapulskoe BSB № 78 427960, Udmurtiya, Sarapul town, Azin str., 33	№ 1016 of 28.11.2002	28.11.2002	Settlement account	40702810368210100477
412	Zapadno-Uralskyi bank of Russia's Savings Bank	Malopurginskoe BSB 4462, Kiyasovskyi branch 026, 427840, village Kiyasovo, Sovietskaya, 2	№ 250 of 20.12.2002	28.11.2002	Settlement account	40702810768130126034
413	Zapadno-Uralskyi bank of Russia's Savings Bank	Kambarskoe department № 5773, Kambarka town, Lenin str., 60	№ 225 of 29.11.2002	29.11.2002	Settlement account	40702810368200100225
414	Zapadno-Uralskyi bank of Russia's Savings Bank	Sarapulskoe BSB № 78/068, 427920, village Karakulino, Kamanin, 10	№ 41 of 28.11.2002	29.11.2002	Settlement account	40702810468210106054

415	Joint Stock Company Commercial Bank "Sviyaz-bank"	Authorized branch of JSCB "Sviyaz-bank" (BIN 047308864, Corr.acc. 30101810000000000864 in Head Cash Center of Main Department of Russia's Bank in	№ 02-178 of 02.12.2002	04.12.2002	Settlement account	40702810600230001079

		Ulyanovsk oblast, 432063, Ulyanovsk, Sovietskaya str., 19)				
16	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)	№ 40702/ 7226 of 05.12.2002	05.12.2002	Settlement account	40702810369020107226
17	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)	№ 40702 / 7228 of 05.12.2002	05.12.2002	Settlement account	40702810969020107228
18	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 40702 / 7227 of 05.12.2002	05.12.2002	Subsettlement account	40702810669020107227
19	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of	№ 40702 / 7225 of 05.12.2002	05.12.2002	Settlement account	40702810069020107225

		Main Department of Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)				
420	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Baryshskoe department № 4260. 433372, Barysh town, 45-th Strelkovoi divisii str., 1- 6)	№ 26 of 04.12.2002	04.12.2002	Settlement account	40702810869060100107
7	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 27 of 04.12.2002	04.12.2002	Subsettlement account	40702810169060100108
421	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Dimitrovgradskoe department № 4272. 433508, Dimitrovgrad town, Gagarin str., 6)	№ 260 of 09.12.2002	10.12.2002	Settlement account	40702810669110100972
422	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 259 of 09.12.2002	10.12.2002	Subsettlement account	40702810969110100973

423	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Inzenskoe department № 4261. 433030 Inza town, Truda str., 26)	№ 115343 of 05.12.2002	05.12.2002	Settlement account	40702810469070100115
424	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 115344 of 05.12.2002	05.12.2002	Subsettlement account	40702810769070100116
425	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Ulyanovskoe department № 7002. 433310 settlement Isheevka, Pervomaiskaya str.,10)	№ 258 of 11.12.2002	11.12.2002	Settlement account	40702810569030100123
426	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 258 of 11.12.2002	11.12.2002	Subsettlement account	40702810869030100124
427	Povolzhskyi bank of Russia's Savings Bank	Ulyanovskoe BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of	№ 135 of 15.12.2002	15.12.2002	Settlement account	40702810169080001054

		Russia's Bank in Ulyanovsk oblast, Novospasskoe department № 4264. 433910 settlement Radishchevo, Sovietskaya, 17)				
428	Povolzhskyi bank of Russia's Savings Bank	- " -	№ 136 of 15.12.2002	15.12.2002	Subsettlement account	40702810469080001055
429	Joint Stock Company Commercial Bank "Sviyaz-bank"	Authorized Branch of JSCCB "Sviyaz-bank" (BIN 047308864, Corr.acc. 30101810000000000864 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432063, Ulyanovsk, Sovietskaya str., 19)	№ 02 - 180 of 05.12.2002	05.12.2002	Settlement account	40702810300230001081
430	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary (Novocheboksarskoe BSB № 8102 Novocheboksarsk town) BIN 049706609 corr/acc.30101810300000000609 ITN7707083893 CPP 212402001 428900, Novocheboksarsk town, 10-th pyatiletki str., 31	N 1068 of 03.12.2002	03.12.02	Settlement account	40702810175040101068

431	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2475 of 28.11.02	02.12.2002	Settlement account	40702810075020102475
432	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2474 of 02.12.2002	02.12.2002	Settlement account	40702810775020102474
433	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	N 2476 of 02/12-2002	02.12.2002	Settlement account	40702810375020102476

434	Chuvashskyi Branch of OJSC Commercial Bank "Sviyaz-Bank"	Chuvashskyi branch of OJSC Commercial Bank "Sviyaz-Bank" BIN 049706740 corr/acc.30101810900000000740 ITN 7710301140 CPP 212802001 428000, Cheboksary town, Yaroslavskaya str., 44	N 436 of 2/12-2002	02.12.2002	Settlement account	40702810700270000436
435	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Batyrevskoe BSB № 4440 village Batyrevo) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 21030200 4429350, village Batyrevo, Lenin av., 7a	№354 of 30.11.2002	01.11.02	Settlement account	40702810675210100179
436	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Batyrevskoe BSB № 4440 village Batyrevo) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 21030200 4429350, village Batyrevo, Lenin	№355 of 30.11.2002	01.11.02	Settlement account (capital construction)	40702810075210100180

		av., 7a				
437	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Komsomolskoe BSB № 4425 village Komsomolskoe) BIN 049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 210831001 429340, village Komsomolskoe, Sovietskaya str., 1	№211 of 30.11.2002	01.11.02	Subsettlement account	40702810375080100162
438	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shemurshinskoe BSB № 4427 village Shemursha) BIN 049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 211702001 429170, village Shemursha, Kosmovskogo str., 36	№281 of 30.11.2002	01.11.02	Subsettlement account	40702810975100104095
439	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yalchikskoe BSB № 4426 village Yalchiki)	№311 of 30.11.2002	01.11.02	Subsettlement account	40702810975090000089

		BIN 049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 212002001 429380, village Yalchiki, Ivanov str., 14				
40	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB (branch № 7507/048 Kanash town) BIN 049706609 corr/acc.30101810300000000609 ITN7707083893 CPP212302001 429330, Kanash town, Pushkin str., 14	N4070210395 of 02.12.2002	02.12.2002	Settlement account	40702810175060100395
41	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Ibresinskoe BSB № 4431 settlement Ibresi) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210502001 429700, settlement Ibresi, Maresiev str., 32	40702166 of 03.12.2002	03.12.2002	Subsettlement account	40702810975120000166

442	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB № 7507 Yantikovovskyi district) BIN 49706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212102001 429290, village Yantikovo, Lenin av., 11	407025075 of 02.12.2002	02.12.2002	Subsettlement account	40702810775060105075
443	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Cheboksarskoe BSB № 4472 settlement Kugesi) BIN 49706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211602001 429500, settlement Kugesi, Sovietskaya str., 23	№414 of 03.12.2002	03.12.02.	Settlement account	40702810775230100240
444	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Marposadskoe BSB № 4435 Mariinskyi Posad town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211102001	№40702/150 of 02.12.2002	02.12.2002	Settlement account	40702810275150100150

		429550, Mariinskyi Posad town, Lazo str., 63				
45	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Morgaushskoe BSB № 7034 village Morgaushi) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211202001 429350, village Morgaushi, Lenin str., 34	№40728 of 03.12.2002	03.12.02.	Subsettlement account	40702810875140000136
46	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211902001 429060, Yadrin town, K.Marx str., 20	№22 of 28.11.2002	28.11.02.	Subsettlement account	40702810375190100120

447	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Tsyvilskoe BSB № 4437 Tsyvilsk town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211502001 429900, Tsyvilsk town, Nikolaev str., 26	40702810875180000170 of 04.12.2002	04.12.2002	Settlement account	40702810875180000170
448	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kozlovskoe BSB № 4433 Kozlovka town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210702001 429430, Kozlovka town, Lobachevskyi str., 26a	40702810775130100159	03.12.02.	Subsettlement account	40702810775130100159
449	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Krasnoarmeiskoe BSB № 4700 village Krasnoarmeiskoe) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893	40702\114 of 03.12.2002	03.12.2002	Subsettlement account	40702810075030000114

		CPP 210902001 429620, village Krasnoarmeiskoe, Komsomolskyi per.,3				
50	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Urmarskoe BSB № 4436 settlement Urmary) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211402001 429400, settlement Urmary, Sovietskaya str., 9	40 of 02.12.2002	02.12.2002	Subsettlement account	40702810175160000104
451	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2473 of 02.12.2002	02.12.02.	Settlement account	40702810475020102473

452	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shumerlinskoe BSB № 5836 Shumerliya town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212502001 429120, Shumerliya town, Oktyabrskaya str., 11	№4070200367 of 03.12.02	03.12.2002	Settlement account	40702810475170100367
453	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Alatyrskoe BSB № 7508 Alatyr town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212203001 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.2002	Subsettlement account	40702810575070100309
454	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shumerlinskoe BSB № 5836 (Alikovskyi branch) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893	№ 4070200367 of 03.12.02	02.06.2003	Subsettlement account	40702810675170120066

		CPP 210402001 429239, village Alikovo, Sovietskaya str., 11				
455	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB № 7507 settlement Vurnary) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210402001 429200, settlement Vurnary, Sovietskaya str., 18	№ 40702/359 of 02.12.02	02.12.2002	Subsettlement account	40702810175110000358
456	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211002001 429040, village Krasnie Chetai, Novaya str., 12	№ 96 of 02.06.02	02.12.2002	Subsettlement account	40702810075200000096

457	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shumerlinskoe BSB № 5836) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211302001 429020, village Poretskoe, Uliyanov str., 34	№ 4070200367 of 03.12.02	02.06.2003	Subsettlement account	40702810175170104090
458	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2472 of 02.12.02	02.12.2002	Settlement account	40702810175020102472
459	Volgo-Vyatskyi bank of Russia's Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211902001 428000, Cheboksary	№ 2466 of 02.02	21.11.02	Settlement account	40702810275020102466

		town, Moskovskyi av., 3				
460	Chuvashskyi branch of “Vneshtorgbank”, Cheboksary town	Chuvashskyi branch of “Vneshtorgbank”, Cheboksary town BIN 049706751 corr/acc.30101810300000000751 ITN 7702070139 CPP 212902001 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.02	02.12.02	Settlement account	40702810819000001974
461	Chuvashskyi branch of OJSC Commercial Bank “Sviyaz-Bank”	Chuvashskyi branch of OJSC Commercial Bank “Sviyaz-Bank” BIN 049706740 corr/acc.30101810900000000740 ITN 7710301140 CPP 212802001 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810000270000437 of 29.11.02	29.11.02	Settlement account	40702810000270000437

462	CJSC “Nizhegorodpromstroibank”	CJSC “Nizhegorodpromstroibank”	12.08.1999	12.08.1999	Ruble account	.40702810907720000942
463	CJSC “Nizhegorodpromstroibank”	CJSC “Nizhegorodpromstroibank”	26.09.2002	26.09.2002	Ruble account	.40702810807720001290

464	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank	07.06.2002	07.06.2002	Ruble account	.40702810742020001674
465	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"		No number of 29.10.1997	29.10.1997	Settlement account	40702810207720000150
466	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"		No number of 23.12.1997	23.12.1997	Budget account	40206810807727310011
467	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"		No number of 01.10.2002	08.10.2002	Settlement account	40702810007720001294
468	Volgo-Vyatskyi bank of Russia's Savings Bank		№ 392/03 of 09.10.2002	09.10.2002	Settlement account	40702810042020001714
469	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department №4370/061 Uren town, Lenin str., 73 ITN 7707083893	Centralized contract	07.02.2001	Settlement account	.40702810842340003155
470	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370/051 Vetluga town, Lenin str., 456 ITN 770708393	Centralized contract	09.02.2001	Subaccount	.40702810642340002071
471	Volgo-Vyatskyi bank of Russia's Savings Bank	Bor's department 4335/078 Settlement Varnavino, Komsomolskaya str.,2 ITN 7707083893	Centralized contract	09.02.2001	Subaccount	.40702810042110120055
472	Volgo-Vyatskyi bank of Russia's Savings Bank	Bor's department 4335/071 Settlement Krasnie Baki, Svobody str.,57 ITN 770708393	Centralized contract	09.02.2001	Subaccount	.40702810742110110116

473	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370/074 settlement Tonkino, Kommunisticheskaya str. ITN 7707083893	Centralized contract	08.02.2001	Subaccount	.40702810842340003155
474	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370/078 settlement Tonshaevo, Tsentralnaya str., 25 ITN 7707083893	Centralized contract	08.02.2001	Subaccount	.40702810842340003155
475	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370 Shakhuniya town, Sovietskaya str., 21 ITN 7707083893	Centralized contract	08.02.2001	Subaccount	.40702810842340003155
476	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370/070 settlement Sharanga, Lenin str. ITN 7707083893	Centralized contract	08.02.2001	Subaccount	.40702810842340003155
477	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370 settlement Siyava, ITN 7707083893	Centralized contract	03.01.2001	Subaccount	.40702810842340003155
478	Volgo-Vyatskyi bank of Russia's Savings Bank	Shakhunskoe department 4370 settlement Vakhtang ITN 7707083893	Centralized contract	03.01.2001	Subaccount	.40702810842340003155
479	Volgo-Vyatskyi bank of Russia's Savings Bank	Arzamas BSB № 368	№ 2 of 01.07.03	15.02.01	Settlement account	40702810842320000194
480	Volgo-Vyatskyi bank of Russia's Savings Bank	Arzamas BSB № 368		19.04.01	Subsettlement account	40702810242320008013
481	Volgo-Vyatskyi bank of Russia's Savings Bank	Lukoyanov's BSB №4354/076 village B.Boldino		22.02.01	Subsettlement account	40702810442240180057

482	Volgo-Vyatskyi bank of Russia's Savings Bank	Universal branch № 368/108 of Arzamas BSB №368 village Vad		05.03.01	Subsettlement account	40702810342350007159
483	Volgo-Vyatskyi bank of Russia's Savings Bank	Lukoyanov's BSB №4354/064 village Gagino		23.02.01	Subsettlement account	40702810442240160051
484	Volgo-Vyatskyi bank of Russia's Savings Bank	Kstovo's department №4345 branch 049		02.03.01	Subsettlement account	40702810242190005055
485	Volgo-Vyatskyi bank of Russia's Savings Bank	Sarov's BSB № 7695/025 settlement Diveevo		01.03.01	Subsettlement account	40702810242410003096
486	Volgo-Vyatskyi bank of Russia's Savings Bank	Lukoyanov's BSB №4354		22.02.01	Subsettlement account	40702810242240100101
487	Volgo-Vyatskyi bank of Russia's Savings Bank	Universal branch №7695/047 Sarov's BSB		20.09.02	Subsettlement account	40702810642410005050
488	Volgo-Vyatskyi bank of Russia's Savings Bank	Lukoyanov's BSB № 4352/042		22.03.00	Subsettlement account	40702810942240130028
489	Volgo-Vyatskyi bank of Russia's Savings Bank	Universal branch 368/101 Arzamas BSB №368 Perevoz town		26.02.01	Subsettlement account	40702810442320006158
490	Volgo-Vyatskyi bank of Russia's Savings Bank	Universal branch 368/084 Arzamas BSB №368		15.02.01	Subsettlement account	40702810642320005069
491	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank" Nizhny Novgorod	CJSC Joint Stock Investment Company "Nizhegorodpromstroi bank" Nizhny Novgorod city, Gruzinskaya str.,21, ZIP code 603600	Contract without number of 21.03.2003	01.01.98.	Settlement account	407028104077200000002
492	CJSC Joint Stock Investment Company	CJSC Joint Stock Investment Company	Contract without	09.10.02.	Settlement account	40702810607720001296

	"Nizhegorodpromstroibank" Nizhny Novgorod	"Nizhegorodpromstroi bank" Nizhny Novgorod city, Gruzinskaya str.,21, ZIP code 603600	number of 21.03.2003			
·93	Volgo-Vyatskyi bank of Russia's Savings Bank	Nizhny Novgorod department №7 Osharskaya str., 21 ZIP code 603115	Contract № 4070281044 2050003395 of 11.10.2002	11.10.02.	Settlement account	40702810442050003395
494	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Gorodets town, Lenin str., 17-a Corr/acc..301018102000 00000772 BIN 42202772 ITN 5260901817 CPP 524801001	No number of 18.12.2000	13.04.2001	Settlement account	40702810500960000086
495	Volgo-Vyatskyi bank of Russia's Savings Bank	Gorodets town, Proletarskaya str. Corr/acc...301018109000 00000603 BIN 42202603 ITN 5260901817 CPP 524801001	Contract №558 of 25.12.2000	25.12.2000	Settlement account	40702810542140100558
496	Volgo-Vyatskyi bank of Russia's Savings Bank	Balakhna town, Engels str., 9 Corr/acc.3010181090000 0000603 BIN 42202603 ITN 5260901817 CPP 524402001	No number of 22.12.2000	11.10.2002	Subsettlement account	40702810142140101180
497	Volgo-Vyatskyi bank of Russia's Savings Bank	Bor town, Lenin str., 157 ITN 5260901817	No number of	29.10.2002	Subsettlement account	40702810542110000345

		CPP 524602001	23.12 2000			
·98	Volgo-Vyatskyi bank of Russia's Savings Bank	Settlement Voskresensk, Lenin str., 80 Corr/acc.30101810900000000603 ITN 5260901817 BIN 42202603 CPP 521202001	No number of 28.11.2000	15.03.2001	Subsettlement account	40702810042130000317
·99	Volgo-Vyatskyi bank of Russia's Savings Bank	Settlement Kovernino, Kommunistov str., 23 Corr/acc.30101810900000000603 ITN 5260901817 BIN 42202603 CPP 521802001	No number of 23.12.2000	26.12.2000	Subsettlement account	40702810642180000071
500	Volgo-Vyatskyi bank of Russia's Savings Bank	Semenov town, Telman str., 4 Corr/acc.30101810900000000603 ITN 5260901817 BIN 42202603 CPP 522802001	No number of 25.12.2000	25.12.2000	Subsettlement account	40702810942210000094
501	Volgo-Vyatskyi bank of Russia's Savings Bank	Gorodets town, Proletarskaya str. Corr/acc.30101810900000000603 ITN 5260901817 BIN 42202603 CPP 524801001	No number of 26.12.2000	27.03.2001	Subsettlement account	40702810142140100372
502	Volgo-Vyatskyi bank of Russia's Savings Bank	Chkalovsk town, Lenin str., 74 Corr/acc.30101810900000000603	No number of 23.12.2000	28.03.2001	Subsettlement account	40702810742140100167

		ITN 5260901817 BIN 42202603 CPP 523601001				
03	Volgo-Vyatskyi bank of Russia's Savings Bank	7695/016 Ardatov	No number	22.02.2001	Subsettlement account	40702840442410002075
·04	Volgo-Vyatskyi bank of Russia's Savings Bank	Add.Office 4378/094 of Pavlovo's department, Bogorodsk town	No number		Subsettlement account	40702810342360105164
·05	Volgo-Vyatskyi bank of Russia's Savings Bank	4378/0097 settlement Vacha	No number		Subsettlement account	40702810342360103072
·06	Volgo-Vyatskyi bank of Russia's Savings Bank	7695/0035 settlement Voznesensk	No number		Subsettlement account	40702810842410004071
·07	Volgo-Vyatskyi bank of Russia's Savings Bank	4379 Vyksa town	No number	10.10.2002	Subsettlement account	40702810842370000270
·08	Volgo-Vyatskyi bank of Russia's Savings Bank	Add.Office 043 Vyksa's department, settlement Kulebaki	No number	10.10.2002	Subsettlement account	40702810742370104687
·09	Volgo-Vyatskyi bank of Russia's Savings Bank	Add.Office 4379/0050 Vyksa's department, Navashino town	No number	10.10.2002	Subsettlement account	40702810342370108067
·10	Volgo-Vyatskyi bank of Russia's Savings Bank	4378/0067 Pavlovo town (settlement Sosnovskoe)	No number	20.01.2000	Subsettlement account	40702810142360101054
·11	Volgo-Vyatskyi bank of Russia's Savings Bank	4378 Pavlovo town	No number		Subsettlement account	40702810842360100533
·12	Volgo-Vyatskyi bank of Russia's Savings Bank	4342/094 settlement Volodarsk	No number	05.08.1998	Subsettlement account	40702810842160001007
·13	Volgo-Vyatskyi bank of Russia's Savings Bank	Dzerzhunsk's department 4342 of Russia's Savings Bank	No number	24.01.2001	Settlement account	40702810042160001823
·14	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Vyksa town	No number	31.08.1994	Subsettlement account	40702810407920000253

515	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Settlement Kulebaki	No number	30.07.1993	Subsettlement account	40702810207880000033
516	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Navashino town	No number		Subsettlement account	40702810507830000157
517	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Dzerzhinsk town	No number	24.01.1996	Settlement account	40702810007140000024
518	Kstovo's branch of CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	Kstovo town		11.05.1994	Settlement account	40702810707810000339
519	Volgo-Vyatskyi bank of Russia's Savings Bank	Kstovo's BSB №4345 Kstovo town		09.12.2000	Settlement account	40702810742190000385
520	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346 Lyskovo town		25.11.1998	Settlement account	40702810442200100035
521	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346 Lyskovo town		14.02.2001	Subaccount	40702810242200100154
522	Volgo-Vyatskyi bank of Russia's Savings Bank	Sergach BSB №4356 Sergach town		15.02.2001	Subaccount	40702810142260100087
523	Volgo-Vyatskyi bank of Russia's Savings Bank	Sergach BSB №4356/061 Pilna settlement		14.02.2001	Subaccount	40702810242260002098
524	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346/046 Vorotynets settlement		14.02.2001	Subaccount	40702810442200102091
525	Volgo-Vyatskyi bank of Russia's Savings Bank	Sergach BSB 4356/090 Sechenovo settlement		03.01.2001	Subaccount	40702810242260006036
526	Volgo-Vyatskyi bank of Russia's Savings Bank	Sergach BSB 4356/079 Buturlino settlement		14.02.2001	Subaccount	40702810542260204075
527	Volgo-Vyatskyi bank of Russia's Savings Bank	Sergach BSB №4356/0107 Urazovka		14.02.2001	Subaccount	40702810142260008053

		settlement				
528	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346/061 Spasskoe settlement		14.02.2001	Subaccount	40702810142200004295
529	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346/077 B.Murashkino settlement		15.02.2001	Subaccount	40702810542200108050
530	Volgo-Vyatskyi bank of Russia's Savings Bank	Lyskovo's BSB №4346/072 Knyaginino settlement		15.02.2001	Subaccount	40702810842200106040
531	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	57/03 of 21.02.03	21.02.2003	Settlement account	40702810542020001832
532	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	58/03-01 of 21.02.03	21.02.2003	Checking currency account	40702840742020000263
533	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	59/03-01 of 21.02.03	21.02.2003	Checking currency account	40702978342020000263
534	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	60/03-01 of 21.02.03	21.02.2003	Checking currency account	40702392342020000263
535	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank"	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, Gruzinskaya str., 21	No number of 20.02.03	21.02.2003	Settlement account	40702810807720001342
536	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank" Nizhny Novgorod	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702840407720000645

37	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank" Nizhny Novgorod	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702978007720000645
538	CJSC Joint Stock Investment Company "Nizhegorodpromstroibank" Nizhny Novgorod	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702392007720000645
539	CJSC Commercial Bank "ONEXIM-VOLGA"	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Settlement account	40702810400000000942
540	CJSC Commercial Bank "ONEXIM-VOLGA"	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702978300000000942
541	CJSC Commercial Bank "ONEXIM-VOLGA"	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702840700000000942
542	CJSC Commercial Bank "ONEXIM-VOLGA"	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702392300000000942
543	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	93/03 of 02.03.01	02.03.2001	Settlement account	40702810642020001444
544	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	516/03-01 of 09.12.02	09.12.2002	Checking currency account	40702978642020000248
545	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	300/03-01 of 18.09.02	09.12.2002	Checking currency account	40702840042020000248
546	OJCS "Alfa-Bank"	Nizhny Novgorod branch, Nizhny Novgorod city, Piskunov	No number of 25.07.03.	25.07.2003	Settlement account	40702810500010002376

		str., 45				
;47	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	09/03-01 of 13.01.03	13.01.2003	Settlement account	40702810442020001796
;48	CJSC "International Moscow Bank"	Representation office in Nizhny Novgorod, Moscow, Prechistinskaya naberezhnaya, 9	No number of 18.07.03	18.07.2003	Settlement account	40702810200010369713
;49	CJSC "International Moscow Bank"	Representation office in Nizhny Novgorod, Moscow, Prechistinskaya naberezhnaya, 9	No number of 18.07.03	18.07.2003	Settlement account	40702840800010369714
550	Volgo-Vyatskyi bank of Russia's Savings Bank	Volgo-Vyatskyi bank of Russia's Savings Bank Oktyabrskaya str., 35	01/2 of 18.03.03	18.03.2003	For settlements under operations with the use of International Corporate Cards of Savings Bank	40702810642020400003
551	OJSC "Vneshtorgbank"	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city	1872 of 30.09.03	30.09.2003	Settlement account	40702810924000011872

The main settlement account of OJSC "VolgaTelecom" with Volgo-Vyatskyi bank of Savings Bank of Russian Federation in Nizhny Novgorod
:y (full name), abbreviated name: Volgo-Vyatskyi bank of Russia's Savings Bank in Nizhny Novgorod city ITN 7707083893, settlement account
)702810442020001796, correspondent account 30101810900000000603, BIN 042202603

***nnex to item 3.2.13*. Additional requirements to the issuers, the major activity of which is to provide communication services.**

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
;aratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
3alashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
;aratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
;aratov city	№ 1029224 of 26.08.2003	to 25.11.2005	330MHz
<irov city BS-1 ;ettlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
<irov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
Kirov city	№ 1022733 of 30.04.2003		159-161MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
Volzhsk town	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz

Kozmodemiyansk town, settlement Kokshaisk, sanatorium “Klenovaya gora”			
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17 Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	to 01.02.2006	453-457,5MHz/ 463-467,5MHz
Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Saransk town BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
Alexandrovka	№ 03-03233 of 16.10.2003	01.08.2005	7TV Channel

	№ 03-01978 of 09.10.2003	01.08.2005	3TV Channel
idyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV Channel
sekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV Channel
ndreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV Channel 31TV Channel
lexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV Channel 10TV Channel 28TV Channel
ksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV Channel
bdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV Channel
lagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV Channel
orodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV Channel
uzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV Channel 31TV Channel
uguruslan	№1009852 of 05.11.2003	01.08.2005	49TV Channel
alandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV Channel
estuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV Channel
urtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV Channel
uzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV Channel
eselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV Channel
asilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV Channel 23TV Channel
erkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV Channel 8TV Channel
ozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV Channel
yazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV Channel
amaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV Channel
erasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV Channel
eorgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV Channel
rachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV Channel
obrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV Channel
mitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV Channel
meliyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV Channel

movka	№ 03-06745 of 05.11.2003	01.08.2005	3TV Channel
k	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV Channel 27TV Channel
ınovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV Channel
rechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV Channel 9TV Channel
padnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV Channel
lenyi Dol	№ 03-01865 09.10.2003	01.08.2005	6TV Channel
gorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV Channel
ıtonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV Channel
ıirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV Channel
ɔmissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV Channel 6TV Channel
ɔptiyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV Channel
inzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV Channel
oskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV Channel
varkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV Channel
yzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV Channel 5TV Channel
ozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV Channel
rasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV Channel
ulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.2003	01.08.2005	9TV Channel 12TV Channel
ovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV Channel 2TV Channel
amennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV Channel 7TV Channel
utluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV Channel
uvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV Channel
usem	№ 03-01882 of 09.10.2003	01.08.2005	5TV Channel
urtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV Channel
ulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV Channel
ınevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV Channel

,yubimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV Channel
Лordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV Channel 6TV Channel
Лikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV Channel
Лustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV Channel 12TV Channel
Лiroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV Channel
Лalaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV Channel 7TV Channel 9TV Channel
Лatveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV Channel 4TV Channel
Лustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV Channel
Лezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV Channel
Лochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV Channel
Лartynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV Channel
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV Channel
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV Channel
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV Channel 3TV Channel
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV Channel
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV Channel
Noikino	№ 03-01916 of 09.10.2003	01.08.2005	3TV Channel
Novouzeli	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV Channel 7TV Channel
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV Channel
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV Channel
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV Channel 8TV Channel
Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV Channel
Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV Channel
Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV Channel
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV Channel

ovoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV Channel
ovomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV Channel
evezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV Channel
evezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV Channel
ovomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV Channel
ovonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV Channel
izhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV Channel
. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV Channel
ikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV Channel 37TV Channel
evolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV Channel
'illage Russkyi Kandyz	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV Channel
'illage Russkyi Kandyz	№ 1018601 of 26.06.2003	01.08.2005	25TV Channel
usskaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV Channel 10TV Channel
yabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV Channel
annee	№ 03-04987 of 20.10.2003	01.08.2005	10TV Channel
ybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV Channel
zhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV Channel 5TV Channel
omashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV Channel
amarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV Channel
ladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV Channel
vetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV Channel
'illage Sukhorechka	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV Channel
ovietskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV Channel 4TV Channel
t. Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV Channel
tepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV Channel 2TV Channel
taromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV Channel
taroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV Channel
tudenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV Channel

;tepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV Channel
;lonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV Channel
;verdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV Channel 2TV Channel
;ofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV Channel 5TV Channel
Oktyabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV Channel
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV Channel
Orenburg city	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV Channel 31TV Channel
Orsk town	№ 03-06566 of 25.11.2003	01.08.2005	3TV Channel
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV Channel
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV Channel
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV Channel
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV Channel 3TV Channel 6TV Channel 7TV Channel
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV Channel
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV Channel
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV Channel
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV Channel 9TV Channel
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV Channel 40TV Channel
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV Channel
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV Channel
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV Channel
Pervoklasnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV Channel 7TV Channel
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003	01.08.2005 01.08.2005	4TV Channel 11TV Channel

	№ 03-04984 of 15.10.2003	01.08.2005	9TV Channel
·ivolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV Channel
·idolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV Channel
ɔbeda	№ 03-04980 of 20.10.2003 № 03-04979 of 15.10.2003	01.08.2005 01.08.2005	4TV Channel 7TV Channel
avlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV Channel 8TV Channel
ervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV Channel 12TV Channel 5TV Channel
ronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV Channel
utyatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV Channel
Jteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV Channel 5TV Channel
ettlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV Channel
Jspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV Channel 4TV Channel
Khortitsa	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV Channel 2TV Channel
'edorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV Channel 12TV Channel 12TV Channel
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV Channel
hirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV Channel 9TV Channel
hestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV Channel 3TV Channel
Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV Channel
'asnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV Channel
'afarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV Channel
'agodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV Channel 5TV Channel
'aman	№ 03-06689 of 11.11.2003	01.08.2005	6TV Channel

ısnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV Channel
ıkovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV Channel 4TV Channel
ıshkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV Channel 9TV Channel
›liyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
'zran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
ettlement Voskresenskoe ettlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
rachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
ızaevka town			67,46
yatskie polyany town		29.10.1999	67,91
›vietsk town		12.01.2001	67,07
avas town		05.07.2001	67,67
ni town		16.11.99	67,91
ettlement Nyr		04.12.2001	70,55
anchursk town		16.11.99	73,28
yatskie polyany town		08.09.2000	66,35
yzran town hvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
›rochinsk town	№ 1028143 of 25.09.2003	To 20.03.2004	102MHz
uzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
uguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
ervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
lary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
ovosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
ktyabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410 KHz, 5030 KHz, 5065 KHz, 5310 KHz, 7555 KHz, 7605 KHz, 10475 KHz
rdatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz

rzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
alakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
ogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
olshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
olshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
uturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
ad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
arnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
acha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
etluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
oznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
orotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
oskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
yksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
agino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
orodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
iveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
onstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
rasniye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
nyaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
stovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
ulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
ukoyanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
yskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
avashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
izhny Novgorod city	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
avlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
ervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
erevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
ylna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
ochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
abotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
emenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz

Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
Settlement Darovskoi – settlement	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz

ondanka MWR-3016			
irs town – settlement Rudnichnyi WR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
ettlement Rudnichnyi – settlement oino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
aransk town – settlement Sanchursk IWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
ettlement Podosinovets – Luza town IWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
irov city – settlement Raduzhnyi IWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
irov city – settlement Subbotikha IWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
illage Stulovo – settlement Oktyabrskyi IWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
ettlement Ivashevo – settlement hristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
ovovyatsk – settlement Sidorovka mutninsk – settlement Vostochnyi IWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
irov – Chepetsk – settlement Chuvashi IWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
ettlement Klyuchi – settlement strakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
mutninsk town – settlement Peskovka IWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
lobodskoi town – settlement hestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
irov city – settlement Zonikha IWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
ettlement Klyuchi – settlement Uni IWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz

ettlement Nagorsk – settlement negorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
apulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
lalmyzh – settlement Sludka –Vyatskie olyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
ettlement Podosinovets – Luza town IWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
ettlement Oparino – settlement laromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
uzha – Bezdenezhie – Mikhailovskoe IWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
apulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
ilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
irs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
hestakovo – Nagorsk MWR-1841			
emiyanov – Podosinovets –Yakhrenga IWR-1754a			
ishchal – Suvody MWR-1749			
lalmyzh – Kaksinvai MWR-1751			
irov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
aransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
ettlement Khvalynsk – settlement ukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
olsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
aratov MTS-ATX-2 Engels IWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
alakovo ATX-3-ATX-4, ATX-4-ATX- IWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
emiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
alakovo – Mayanga alakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
alashov – Svyatoslavka – Nikolaevka	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz

MWR-4363			
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Tolliayatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
Severnoe town – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz

uzuluk – Proskurino, Buzuluk – oltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
rsk town – settlement Novoorsk IWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
uguruslan town – village Asekeevo IWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
uzuluk town – village Tashla IWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
'illage Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
ai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
Iovoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
ai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
'urmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
lek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
ettlement Saraktash – settlement 'yulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
'asnyi town – settlement Svetlyi IWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
kbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
lyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RUS-ATX-4 Buguruslan town IWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
ai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
elyaevka – Karagach – Mezhdurechie IWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
uzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
renburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
ol-Iletsk town – settlement Tamar-Jtkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
'illage Totskoe – village Totskoe-2 IWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
'illage Tashla – village Rannee	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz

ЛWR-3790			
)renburg – settlement Pavlovka ЛWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
)renburg – settlement Ivanovka ЛWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
;ettlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
)renburg – settlement Podgornaya ʾokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – collective farm ʾrogress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – collective farm ʾrogress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz
Krasnogorskoe – Kokman MWR-3729			10-11GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village			1,4GHz

;hernushka – Votkinsk ATX-27 – /otkinskyi machine factory zhevsk - Volozhka zhevsk 3etween AMTX-ATX-71,36,22,- Pazely			10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz

umerlya town – settlement Russkie gashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
ttlement Ibrisi – settlement Novoe ıurashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
atyr town – settlement Anyutino WR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
ıeboksary town – settlement Sosnovka WR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
ıdrin town – village Chebakovo WR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
latyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
latyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
ozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
anash – Yamashevo MWR-1135			10-11GHz
risi - Buguyany			10-11GHz
risi - Berezovka			10-11GHz
latyr – Atrar MWR-3062			10-11GHz
ettlement Maina – r/w station Vyry IWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
zerzhinsk town – Volodarsk town IWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
zerzhinsk town – village Gorbatovka IWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
ettlement Vacha – settlement osnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
olodarsk town – settlement Iliinogorsk settlement Novosmolinskyi – ttlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
ulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
osnovskoe – Elizarovo	№ 1018907 of 02.06.2003	28.05.2008	10-11GHz
osnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz

ɪrzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
ɪrzamas – Abramovo – Vasiliev Vrag – 'ustyn – Lomovka – Kirillovka – ːazakovo – Morozovka – Novyi Usad – 'umanovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
′ad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
)iveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
ͻlukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
\rzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
'ustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
\bramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
\rzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
\rzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
\rzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
<irillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
ͻlukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
3or – Linda 3or – Ostankino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
3or – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
3or – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
3alakhna - 3alakhna - Rylovo 3alakhna – Maloe Kozino 3alakhna - Lukino 3alakhna – Shalimovo - Konevo 3alakhna - Sovkhoznyi 3alakhna - Gidrotorf 3alakhna – B. Kozino MWR-1633	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz
3alakhna - Sovkhoznyi	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz

MWR-4569			
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	to 03.06.2008	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	to 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	to 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	to 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhloma MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	to 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	to 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	to 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	to 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenovo MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz

hakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
hakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
haranga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
katy – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
hakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
rasnie baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
ren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
izhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	to 09.09.2008	7-8GHz
izhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	to 09.09.2008	7-8GHz
izhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	to 09.09.2008	7-8GHz
izhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	to 09.09.2008	10-11GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz

antaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
lyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
irov oroshino anino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
aransk town, ettlement Atyashevo, ettlement Kremlya, ettlement Turgenevo, ettlement Potjma, illage Dubenki, illage Tengushevo, illage Lukhovka illage Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
zhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town gra town Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk zhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz

zhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
ttlement Varnavino – settlement skhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
tluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – village akshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – settlement zener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
ttlement Tonshaevo – settlement zhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
en town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
en town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
en town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
ttlement Varnavino – settlement irnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
ren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
ren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
ren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
abotki - settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
stovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
erkhovskoe - Berestyanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
aranga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
erkhovskoe – Syava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
onevo – Yuriino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
erebryanka- Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
ilya - Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
oznesenskoe – Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
eksovo- Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
emet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
ukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
chenovo - Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343

skovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
chenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
chenovo – Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
chenovo – Ratovo (oil base)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
rgach – B.Ryabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
rgach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
rgach - Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
rgach – B.Ryabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
zha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
rizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
echa – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
aterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
ikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
ovaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
hernushka - Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
abury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
agorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
alsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
alsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
azarovtsy – Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
histopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
iknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
iknur – Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
parino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
parino – Chusiya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
uevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
uevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
ilmez - Polyanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
parino – Sergeevskaya Vereteya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
ekma - Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
ekma - Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
ervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
tmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343

rvomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343

Annex to item 3.2.9 **Data on the issuer's licenses.**

№№	LICENSE NAME	LICENSE NUMBER ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz GSM- 900/1800 MHz IMT-MC 450	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio	№ 11917 of 31.10.2002	License of RF Ministry on

	call over FM VHF	(to 08.04.2004);	communication and informatization
12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006); № 20830 of 31.10.2002 (to 18.01.2007); № 14602 of 31.10.2002 (to 09.03.2005); № 14461 of 31.10.2002 (to 09.03.2005); № 25379 of 31.10.2002 (to 14.03.2006); № 26974 of 23.05.2003 (to 23.05.2008); № 27620 of 18.08.2003 (to 18.08.2006);	License of RF Ministry on communication and informatization
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006); № 19983 of 31.10.2002 (to 08.11.2006); № 15426 of 31.10.2002 (to 19.05.2005); № 12282 of 31.10.2002 (to 24.06.2004); № 23257 of 31.10.2002 (to 01.08.2005);	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005); № 23264 of 31.10.2002 (to 20.05.2007); № 23257 of 31.10.2002 (to 01.08.2005); № 12282 of 31.10.2002 (to 24.06.2004); № 25357 of 14.03.2003 (to 14.03.2006);	License of RF Ministry on communication and informatization
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006);	License of RF Ministry on communication and informatization
17.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of	RF state committee on construction and housing and municipal complex;

		03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
21.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-1:5000 scale	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
22.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
23.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
24.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
25.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003);	Committee on licensing, attestation and state accreditation in the area of

		№ 43/ДО-5/53-0 of 24.04.2001 (to 24.04.2006);	education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
26.	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
27.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
28.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	Territorial departments of Federal Security Service
29	For radio broadcasting: Mass medium "Volna" Mass medium "MIR" Mass medium "Pulse of Nizhny" Mass medium "Atlas" Mass medium "Retro-Aliyans"	Series PB № 7557 of 13.08.2003 (to 13.08.2008); Series PB № 7651 of 23.09.2003 (to 03.07.2005); Series PB № 7667 of 24.09.2003 (to 24.09.2008); Series PB № 7219 of 24.04.2003 (to 25.01.2006); Series PB № 7218 of 24.04.2003 (to 12.11.2006); Series TB № 7465 of 08.07.2003 (to 07.09.2005);	RF Ministry on press, TV and radio broadcasting, and mass media

		Series PB № 7363 of 09.06.2003 (to 16.02.2006);	

OJSC "VolgaTelecom"
603000 Nizhny Novgorod city
M.Gorki square, Post House
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
№ 25-01/9-99

Date: 22.03.2005г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on the Company's activity:

1. Communications on material facts affecting the Company's financial-economic activity (18 documents on 21 pages – for year 2003, 9 documents on 11 pages – for year 2004).
2. Communications on the data that may have material effect on the Company's securities cost (11 documents on 11 pages).
3. The lists of the Companies affiliates as of 31.03.2004, 30.06.2004, 30.09.2004 (3 documents on 43 pages).
4. Quarterly reports of the issuer of issuing securities for quarter 4 of year 2003, quarter 1 of year 2004, quarter 2 of year 2004, quarter 3 of year 2004 (4 documents on 1 378 pages).
5. Minutes № 3 of the shareholders general meeting of June 27, 2003 (1 document on 10 pages).
6. Minutes № 4 of the shareholders general meeting of June 22, 2004 (1 document on 16 pages).
7. The data on acquisition by the Company of over 20% of voting shares of:
   OJSC "Tatincom – T" (1 document on 1 page),
   CJSC "Transsviyaz" (1 document on 1 page).
8. Copy of publication of communication about registration of the report of the results of the issue of BT-1 series bonds (1 document on 1 page). The communication was published in "Vedomosty" newspaper № 51 (851) of March 31, 2003.
9. Copy of publication of notification about state registration of the bonds issue and the procedure of disclosing the information about the bonds issue (1 document on 1 page). The notification was published in "Vedomosty" newspaper № 15 (815) of January 31, 2003.
10. Communication about the correlation of the value of net assets and the size of the authorized capital of the Company.
11. Resolutions passed by general meeting of shareholders, and also the results of the voting.
12. Communications about the Company's register holder. The information specified in items 10 - 12 is contained in the publication on the results of the annual general meeting of shareholders of the Company (1 document on 2 pages), "Rossiiskaya gazeta" newspaper № 146 (3523) of 09.07.2004.
13. Copy of publication of notification about holding the general meetings of shareholders (1 document on 2 pages). Notification about holding the general meeting of shareholders on June 22, 2004 was published in "Rossiiskaya gazeta" newspaper № 111 (3488) of 28.05.2004.

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for ordinary shares.

If you have any questions, please, call me directly (phone: +7-8312-33-47-93) or Mr. François Rausch, the manager of "VolgaTelecom" ADR program in JPMorgan Bank. (phone: +44 207 777 2022) (London).

Sincerely yours

Deputy to the General Director  L.I.Grigorieva

Executed by Mrs. Mironova E.P. Phone: +7 (8312) 34-22-10

12g3 – 2(b)

OJSC "VolgaTelecom"
603000 Nizhny Novgorod city
M.Gorki square, Post House
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
№ 25-01/9-99

Date: 22.03.2005г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on the Company's activity:

1. Communications on material facts affecting the Company's financial-economic activity (18 documents on 21 pages – for year 2003, 9 documents on 11 pages – for year 2004).
2. Communications on the data that may have material effect on the Company's securities cost (11 documents on 11 pages).
3. The lists of the Companies affiliates as of 31.03.2004, 30.06.2004, 30.09.2004 (3 documents on 43 pages).
4. Quarterly reports of the issuer of issuing securities for quarter 4 of year 2003, quarter 1 of year 2004, quarter 2 of year 2004, quarter 3 of year 2004 (4 documents on 1 378 pages).
5. Minutes № 3 of the shareholders general meeting of June 27, 2003 (1 document on 10 pages).
6. Minutes № 4 of the shareholders general meeting of June 22, 2004 (1 document on 16 pages).
7. The data on acquisition by the Company of over 20% of voting shares of:
   OJSC "Tatincom – T" (1 document on 1 page),
   CJSC "Transsviyaz" (1 document on 1 page).
8. Copy of publication of communication about registration of the report of the results of the issue of BT-1 series bonds (1 document on 1 page). The communication was published in "Vedomosty" newspaper № 51 (851) of March 31, 2003.
9. Copy of publication of notification about state registration of the bonds issue and the procedure of disclosing the information about the bonds issue (1 document on 1 page). The notification was published in "Vedomosty" newspaper № 15 (815) of January 31, 2003.
10. Communication about the correlation of the value of net assets and the size of the authorized capital of the Company.
11. Resolutions passed by general meeting of shareholders, and also the results of the voting.
12. Communications about the Company's register holder. The information specified in items 10 - 12 is contained in the publication on the results of the annual general meeting of shareholders of the Company (1 document on 2 pages), "Rossiiskaya gazeta" newspaper № 146 (3523) of 09.07.2004.
13. Copy of publication of notification about holding the general meetings of shareholders (1 document on 2 pages). Notification about holding the general meeting of shareholders on June 22, 2004 was published in "Rossiiskaya gazeta" newspaper № 111 (3488) of 28.05.2004.

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for ordinary shares.

If you have any questions, please, call me directly (phone: +7-8312-33-47-93) or Mr. François Rausch, the manager of "VolgaTelecom" ADR program in JPMorgan Bank. (phone: +44 207 777 2022) (London).

Sincerely yours

Deputy to the General Director



L.I.Grigorieva

Executed by Mrs. Mironova E.P. Phone: +7 (8312) 34-22-10